     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 24, 1999
REGISTRATION                                                     NO. 333-78501

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               -----------------
                                AMENDMENT NO. 1
                                       TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               -----------------
                           SARATOGA RESOURCES, INC.
              (Exact name of registrant as specified in charter)



                  DELAWARE                        8741                            76-0453392
    (State or other jurisdiction of   (Primary Standard Industrial   (I.R.S. Employer Identification No.)
               incorporation)                Classification)

                       301 CONGRESS AVENUE -- SUITE 1550
                              AUSTIN, TEXAS 78701
                                (512) 478-5717
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                               -----------------
                                THOMAS F. COOKE
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           SARATOGA RESOURCES, INC.
                       301 CONGRESS AVENUE -- SUITE 1550
                              AUSTIN, TEXAS 78701
                                (512) 478-5717
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               -----------------
                                   Copy to:
                           ROBERT L. LAWRENCE, ESQ.
                              KANE KESSLER, P.C.
                          1350 AVENUE OF THE AMERICAS
                              NEW YORK, NY 10019
                                (212) 541-6222

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all other conditions to the mergers as described in the Agreement and Plan of Merger described in the enclosed Proxy
Statement/Prospectus.


     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------

                           SARATOGA RESOURCES, INC.
                       301 CONGRESS AVENUE -- SUITE 1550
                              AUSTIN, TEXAS 78701


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS


To the Stockholders of Saratoga Resources, Inc.



     A Special Meeting of Stockholders of Saratoga Resources, Inc., a Delaware corporation ("Saratoga"), will be held at 1350 Avenue of the Americas, 26th Floor, New York, N.Y. 10019,
10:00 a.m. local time, on August 10, 1999, or any adjournment or postponement thereof, for the following purposes:

                  Proposal 1 -- To elect 5 new members of Saratoga's board of directors.


                  Proposal 2 -- To vote upon a proposal to amend the certificate of incorporation of Saratoga to effect a 1 for 0.06493 reverse stock split of the issued and outstanding common stock of Saratoga.


                  Proposal 3 -- To vote upon a proposal to amend the certificate of incorporation to change the name of Saratoga Resources, Inc., to OptiCare Health Systems, Inc.


                  Proposal 4 -- To vote upon a proposal to amend the certificate of incorporation to require Saratoga to indemnify directors and officers to the maximum extent permitted by law.


                  Proposal 5 -- To vote upon a proposal to adopt the Performance Stock Program.


                  Proposal 6 -- To vote upon a proposal to adopt the Employee Stock Purchase Plan.



                  To transact such other business as may properly come before the meeting or any adjournment or postponement.



     The purpose of proposals 1, 2, 3 and 5, is to enable Saratoga to carry out mergers of OptiCare Eye Health Centers, Inc., a Connecticut corporation, and PrimeVision Health, Inc., a Delaware corporation, into subsidiaries of Saratoga. All the above-referenced proposals, if adopted at the meeting, will only become effective when the mergers close.



     Saratoga stockholders do not have to approve the mergers and are not being asked to do so. However, if the Saratoga stockholders do not approve the name change, reverse split, election of directors and Performance Stock Program, the mergers will not be carried out.


     The obligations of all parties to the mergers are subject to the satisfaction or waiver of numerous conditions prior to the proposed closing date. There is no assurance that such conditions will be satisfied or waived or that the mergers will be completed.



     THOMAS F. COOKE, CHAIRMAN AND CEO OF SARATOGA, OWNS MORE THAN 64% OF THE OUTSTANDING COMMON STOCK OF SARATOGA AT THE PRESENT TIME. MR. COOKE INTENDS TO VOTE ALL HIS SHARES IN FAVOR OF ALL THE PROPOSALS, AND SO THE APPROVAL OF THE PROPOSALS IS PROBABLE.


     The board of directors has fixed the close of business on July 22, 1999 as the record date for the determination of the holders of common stock entitled to notice of, and to vote at, the meeting or any adjournment or postponement. Your attention is directed to the accompanying Proxy Statement/Prospectus.



     A list of stockholders entitled to vote will be kept by Saratoga at 301 Congress Avenue, Suite 1550, Austin, Texas 78701, for ten days before the meeting.

     ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING. TO ENSURE YOUR REPRESENTATION AT THE MEETING, HOWEVER, WE URGE YOU TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE. A POSTAGE-PREPAID ENVELOPE IS ENCLOSED FOR THAT PURPOSE. ANY STOCKHOLDER ATTENDING THE MEETING MAY VOTE IN PERSON EVEN IF THAT STOCKHOLDER HAS RETURNED A PROXY CARD.



                                            By Order of the Board of Directors



                                            Thomas F. Cooke,
                                            Chairman and Chief Executive
                                            Officer



Dated: July 22, 1999

                               TABLE OF CONTENTS




                                                                                              PAGE
                                                                                             -----
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS ................................................      i
SUMMARY ..................................................................................      2
RISK FACTORS .............................................................................      8
 If we default on the combined company's $37 million debt, the bank could foreclose on
   any of our assets. ....................................................................      8
 Prime, OptiCare and Saratoga have experienced recent historical and pro forma losses and
   the combined company may incur further losses .........................................      8
 The stockholders of the combined company may be diluted if the combined company
   issues stock to finance working capital, acquisitions or other needs ..................      8
 The success of the combined company's business plan depends on its ability to handle
   certain factors .......................................................................      9
 The combined company's success will depend, in part, on profitable managed care
   contracts and capitated fee arrangements ..............................................     10
 The combined company will be subject to extensive government regulation .................     10
 Healthcare cost containment and lower reimbursement trends may impair profits ...........     11
 The success of the combined company will depend on key individuals ......................     11
 The combined company may suffer from the uncertainty of health care reform ..............     12
 A write-off of intangible assets would adversely affect the combined company's results of
   operations ............................................................................     12
 Enforceability concerns of important non-competition covenants ..........................     12
 We are exposured to medical malpractice claims ..........................................     12
 Delaware law and Saratoga's board's ability to issue preferred stock could deter takeover
   bids even if those bids are in the stockholders' best interests .......................     13
 The combined company will be restricted by contract from paying dividends ...............     13
 The combined company may be restricted under applicable state law from paying
   dividends .............................................................................     13
 We have potential conflicts of interest from related party transactions .................     13
 The price of our common stock may be volatile ...........................................     14
 We may not be able to list or maintain listing of our common stock, and penny stock rules
   may apply to the sale of our common stock .............................................     14
AVAILABLE INFORMATION ....................................................................     16
TRADEMARKS ...............................................................................     17
HISTORICAL MARKET PRICES OF SARATOGA COMMON STOCK AND
 DIVIDEND POLICY .........................................................................     18
SELECTED HISTORICAL FINANCIAL DATA--SARATOGA RESOURCES, INC. .............................     19
SELECTED HISTORICAL COMBINED FINANCIAL DATA OF OPTICARE EYE
 HEALTH CENTERS, INC. ....................................................................     20
SELECTED HISTORICAL FINANCIAL DATA OF PRIME AND PRO FORMA
 COMBINED FINANCIAL DATA OF THE COMBINED COMPANY .........................................     21
 COMPARATIVE PER SHARE INFORMATION .......................................................     22
SPECIAL MEETING ..........................................................................     23
 Date, Time and Place of Special Meeting .................................................     23
 Purpose .................................................................................     23
 Record Date and Outstanding Shares ......................................................     23

                                                                                            PAGE
                                                                                           -----
 Quorum ................................................................................     23
 Required Vote .........................................................................     23
 Proxies ...............................................................................     24
 Solicitation of Proxies; Expenses .....................................................     24
 PROPOSAL 1--DIRECTOR ELECTION PROPOSAL ................................................     25
 PROPOSAL 2--REVERSE SPLIT PROPOSAL ....................................................     26
 PROPOSAL 3--NAME CHANGE PROPOSAL ......................................................     29
 PROPOSAL 4--INDEMNIFICATION PROPOSAL ..................................................     29
 PROPOSAL 5--ADOPTION OF PERFORMANCE STOCK PROGRAM .....................................     30
 PROPOSAL 6--ADOPTION OF EMPLOYEE STOCK PURCHASE PLAN ..................................     35
DESCRIPTION OF THE MERGERS .............................................................     37
 Material Contacts and Board Deliberations .............................................     37
 Saratoga's Business Strategy and Reasons for the Mergers ..............................     39
 Recommendation of Saratoga's Board of Directors .......................................     41
 OptiCare's Reasons for the Merger .....................................................     41
 Prime's Reasons for the Merger ........................................................     42
 Structure of the Mergers and Conversion of OptiCare and Prime Common Stock ............     44
 Exchange of OptiCare and Prime Stock Certificates for Saratoga Stock Certificates .....     45
 Material Federal Income Tax Consequences of the Mergers ...............................     45
 Accounting Treatment of the Mergers ...................................................     46
 Regulatory Filings and Approvals Required to Complete the Mergers .....................     47
 Stock Exchange Listing ................................................................     47
 Stockholders' Appraisal Rights ........................................................     47
 Board of Directors and Management of Saratoga Following the Mergers ...................     53
 Operations after the Mergers ..........................................................     53
 Disposal of Prime's Ophthalmology Operations ..........................................     53
 Employment Agreements .................................................................     53
 Restrictions on Sales of Shares by Affiliates of Saratoga, OptiCare and Prime .........     54
 Disposition of Saratoga's Subsidiaries ................................................     54
SUMMARY OF THE MERGER AGREEMENT ........................................................     56
 Representations and Warranties ........................................................     56
 Conduct of Business Before Completion of the Mergers ..................................     57
 Additional Agreements .................................................................     57
 Conditions to Completion of the Mergers ...............................................     58
 Treatment of OptiCare and Prime Stock Options and Warrants ............................     60
 Fractional Saratoga Shares ............................................................     61
 Termination of the Merger Agreement ...................................................     61
 Extension, Waiver and Amendment of the Merger Agreement ...............................     62
RELATED AGREEMENTS .....................................................................     62
 Affiliate Agreements ..................................................................     62
 Settlement Agreement ..................................................................     62
 Lock-up Agreements ....................................................................     63
 Treatment of Prime Class A Preferred Stock and Warrants ...............................     63
 Amendment of Certain OptiCare Agreements ..............................................     64
 New Credit Facility ...................................................................     65
INFORMATION ABOUT SARATOGA .............................................................     65
 Saratoga Management's Discussion and Analysis of Financial Condition and Results of
   Operations ..........................................................................     65

                                                                                           PAGE
                                                                                          -----
 Business of Saratoga Prior to the Mergers ............................................     67
 Proposed Actions by Saratoga Prior to the Completion of the Mergers ..................     68
 History of Saratoga's Business .......................................................     68
 Employees ............................................................................     70
 Description of Property ..............................................................     70
 Certain Transactions .................................................................     70
 Executive Officers of Saratoga Prior to the Merger ...................................     70
 Biographical Information .............................................................     70
 Compliance With Section 16(a) of the Exchange Act ....................................     71
 Summary Compensation Table ...........................................................     71
 Director Compensation ................................................................     71
BUSINESS OF OPTICARE, PRIME AND THE COMBINED COMPANY ..................................     72
MANAGEMENT OF THE COMBINED COMPANY FOLLOWING CLOSING OF THE
 MERGERS ..............................................................................     95
 Directors ............................................................................     95
 Executive Officers of the Combined Company ...........................................     95
 Committees of the Board of Directors .................................................     95
 Compensation of Directors And Executive Officers of The Combined Company After The
   Mergers ............................................................................     96
 Security Ownership of Certain Beneficial Owners and Management .......................     96
 Employment Agreements for Certain Executive Officers .................................     97
 Certain Relationships and Related Transactions .......................................     99
DESCRIPTION OF THE SARATOGA CAPITAL STOCK .............................................    103
COMPARISON OF STOCKHOLDER RIGHTS ......................................................    105
 Comparison of OptiCare to Saratoga ...................................................    105
 Comparison of Prime to Saratoga ......................................................    114
INDEPENDENT AUDITORS ..................................................................    117
LEGAL MATTERS .........................................................................    117
EXPERTS ...............................................................................    117
STOCKHOLDER PROPOSALS .................................................................    118
INDEX TO FINANCIAL STATEMENTS .........................................................    F-1
ANNEX LIST
 Annex A: Agreement and Plan of Merger
 Annex B: Proposed Certificate of Amendment of the Certificate of Incorporation of
         Saratoga
 Annex C: Performance Stock Program
 Annex D: Employee Stock Purchase Plan

                          PROXY STATEMENT/PROSPECTUS
                           -------------------------
                           SARATOGA RESOURCES, INC.
                     UP TO 8,800,000 SHARES OF COMMON STOCK
                           -------------------------
                                PROXY STATEMENT
                                      FOR
                        SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON AUGUST 10, 1999

     Saratoga Resources, Inc., a Delaware corporation, is furnishing this Proxy Statement/Prospectus to its stockholders in connection with the solicitation by the Saratoga board of directors of proxies for use at the special meeting of stockholders to be held on August 10, 1999, and any adjournments or postponements of the meeting (the "Special Meeting"). This Proxy Statement/Prospectus describes the proposed mergers of OptiCare Eye Health Centers, Inc., a Connecticut corporation, and PrimeVision Health, Inc., a Delaware corporation, with separate wholly owned subsidiaries of Saratoga, pursuant to an Agreement and Plan of Merger, dated as of April 12, 1999. The purpose of the proposals set forth in the Notice of Special Meeting (except for the indemnification proposal and the employee stock purchase plan proposal) is to enable Saratoga to carry out the mergers. The proposals set forth in the Notice of Special Meeting, if adopted at the meeting, will become effective only when the mergers close. The obligations of Saratoga, Prime and OptiCare to consummate the mergers are subject to the satisfaction or waiver of numerous conditions prior to the proposed closing date. The approximate date of mailing of this Proxy Statement/Prospectus is July 23, 1999.

     This Proxy Statement/Prospectus serves as a prospectus under the Securities Act of 1933, as amended, for the issuance of up to 8,800,000 shares (after giving effect to the reverse split described in this statement) of Saratoga common stock which will be issued at the effective time of the mergers. Upon closing of the mergers, the stockholders of Saratoga, and the former stockholders of Prime and OptiCare will hold approximately the following percentages of common stock of Saratoga:





   Present Saratoga stockholders .........       2.500%
   Former Prime stockholders .............      48.755%
   Former OptiCare stockholders ..........      48.745%
                                               -------
    Total ................................     100.000%



     Saratoga intends to apply for the listing of its common stock on the American Stock Exchange, Inc. The listing on AMEX or NASDAQ is a condition precedent of the mergers. Prior to the date of this Proxy Statement/Prospectus, Saratoga common stock has traded over the counter and quotes are reported on the OTC Bulletin Board operated by the National Association of Securities Dealers. If the Saratoga common stock is not accepted for listing on either AMEX or NASDAQ, the parties intend to have the Saratoga common stock continue to be traded over the counter. On April 12, 1999, the last trading day before the public announcement of the proposed mergers, the average of the closing bid and asked price of Saratoga common stock was $0.56 (without giving effect to adjustment for the proposed reverse split).

     THE ABOVE MATTERS ARE DISCUSSED IN DETAIL IN THIS PROXY
STATEMENT/PROSPECTUS. WE URGE THE STOCKHOLDERS TO READ AND CONSIDER CAREFULLY THIS ENTIRE PROXY STATEMENT/PROSPECTUS, INCLUDING THE MATTERS REFERRED TO BEGINNING ON PAGE 8 UNDER "RISK FACTORS".

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED THE SARATOGA STOCK TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     The date of this Proxy Statement/Prospectus is July 23, 1999.

                                    SUMMARY


THE COMPANIES

Saratoga Resources, Inc.
301 Congress Avenue
Suite 1550
Austin, TX 78701
(512) 478-5717


     Saratoga Resources, Inc., a Delaware corporation, operated as an energy acquisition and development company until the liquidation of its oil- and gas-producing properties in 1996. Since that time, management has sought new business opportunities through acquisitions and through use of Saratoga's database and expertise in the oil and gas business. In December 1998, Saratoga Holdings I, Inc., a wholly owned subsidiary of Saratoga, acquired a portfolio of consumer debt receivables at a deep discount and commenced a business of acquiring, reselling, managing and collecting portfolios of delinquent and defaulted accounts receivable.


OptiCare Eye Health Centers, Inc.
87 Grandview Avenue
Waterbury, CT 06708
(203) 596-2236


     OptiCare Eye Health Centers, Inc., a Connecticut corporation, is headquartered in Waterbury, Connecticut. OptiCare is a diversified eye health services company that delivers a range of services to eye care professionals and managed care plans. OptiCare has four business divisions, all located primarily in Connecticut:


        (i) ophthalmology services, which owns and operates eye health centers and provides services to ophthalmologists in Connecticut;

        (ii) retail optometry, which owns and operates retail optometry locations in Connecticut;

        (iii) managed care, which contracts with managed care plans to establish and manage networks of eye care providers to render eye care services to persons covered by managed care plans; and


        (iv) ambulatory surgery centers, which provide outpatient surgical services for eye-related diseases in three facilities in Connecticut plus one refractive laser center.


PrimeVision Health, Inc.
First Union Capital Center
150 Fayetteville Street Mall
Suite 1000
Raleigh, NC 27601
(800) 784-7466


     PrimeVision Health, Inc., a Delaware corporation, is a vision services company incorporated in Delaware and headquartered in North Carolina. Prime is involved in three vision-related lines of business: (1) managed vision care,
(2) buying group and distribution and (3) optometric practice management and retail optical. In December 1998, the board of directors approved the disposal of Prime's ophthalmology practice management division and related administrative support functions while continuing the management of ambulatory surgery centers in California, Kentucky and Indiana.

     We refer to the "combined company" frequently in this Proxy
Statement/Prospectus. We use that term to refer to the business of Saratoga as it will exist after the closing of the mergers with OptiCare and Prime. We assume when we use that term that the mergers will occur.

CONSEQUENCES OF THE MERGERS TO THE SARATOGA STOCKHOLDERS

     As a result of the mergers, the stockholders of Saratoga will incur substantial dilution in their aggregate ownership in the Combined Company. When the mergers close, the stockholders of Saratoga immediately before the closing will have a number of shares of Saratoga common stock, in the aggregate, which will constitute approximately 2.5% of the total amount of Saratoga common stock outstanding immediately after the closing. The stockholders of Saratoga will not receive any shares or other consideration in connection with the mergers. However, prior to the closing of the mergers, Saratoga intends to distribute all of its shares of each of Saratoga Resources, Inc., a Texas corporation and a subsidiary of Saratoga, and Saratoga Holdings I, Inc., a subsidiary of Saratoga, to the existing stockholders of Saratoga. Inasmuch as the disposition of the subsidiaries of Saratoga will occur prior to the mergers, the Prime and OptiCare stockholders will not participate in any such distribution of the stock. See "Description of the Mergers--Disposition of Saratoga's Subsidiaries."

     Saratoga stockholders are not entitled to appraisal rights in connection with the mergers or the related proposals.

     The Saratoga stockholders will not recognize gain or loss as a result of the mergers. However, the receipt by a Saratoga stockholder of cash in lieu of a fractional new share in connection with the reverse split will be a taxable transaction for federal income tax purposes.


THE PROPOSALS AT THE SARATOGA SPECIAL MEETING.

   The Saratoga stockholders will be asked to consider and vote upon the following proposals:

   Proposal 1 --  To elect five new members of Saratoga's board of directors.

   Proposal 2 --  To vote upon a proposal to amend the certificate of incorporation of Saratoga to effect a 1 for 0.06493 reverse stock split of the issued and outstanding common stock of Saratoga;

   Proposal 3 --  To vote upon a proposal to amend the certificate of incorporation to change the name of Saratoga Resources, Inc., to "OptiCare Health Systems, Inc.";

   Proposal 4 --  To vote upon a proposal to amend the certificate of incorporation to require Saratoga to indemnify directors and officers to the maximum extent permitted by law;

   Proposal 5 --  To vote upon a proposal to adopt the Performance Stock
              Program; and

   Proposal 6 --  To vote upon a proposal to adopt the Employee Stock Purchase
              Plan.

     The purpose of proposals 1, 2, 3 and 5 is to enable Saratoga to carry out mergers of OptiCare and Prime with wholly owned subsidiaries of Saratoga. The proposals, if adopted at the meeting, will become effective when the mergers close.

     Saratoga stockholders do not have to approve the mergers and are not being asked to do so. However, if the Saratoga stockholders do not approve the proposals, we will not do the mergers.

     THOMAS F. COOKE, CHAIRMAN AND CEO OF SARATOGA, OWNS MORE THAN 64% OF THE OUTSTANDING COMMON STOCK OF SARATOGA AT THE PRESENT TIME. MR. COOKE INTENDS TO VOTE ALL HIS SHARES IN FAVOR OF ALL THE PROPOSALS.

     REQUIRED VOTE

     Election of directors -- plurality of votes.

     Reverse split, name change and indemnification proposals -- absolute majority of all outstanding common stock. Abstentions and broker non-votes are the equivalent of a vote against these proposals.

     Performance Stock Program and Employee Stock Purchase Plan -- simple majority of votes present at the meeting (including stockholders present in person and by proxy).



THE MERGERS


     The merger agreement is attached as Annex A to this Proxy
Statement/Prospectus. We encourage you to read the merger agreement, as it is the legal document that governs the mergers.


 Structure of the Mergers and Conversion of OptiCare and Prime Stock

     Prime Shellco Merger Corporation, a newly-formed and wholly-owned subsidiary of Saratoga, will be merged with and into Prime. Prime will survive the merger as a subsidiary of Saratoga.

     Thereafter, OptiCare Shellco Merger Corporation, a newly-formed and wholly-owned subsidiary of Saratoga, will be merged with and into Opticare. OptiCare will survive the merger as a subsidiary of Saratoga.

     In the mergers, each outstanding share of OptiCare and Prime stock (other than shares held by OptiCare, Prime and their subsidiaries) will be converted into the right to receive Saratoga common stock, at the following ratios:





Prime exchange ratio .............       0.3134
OptiCare exchange ratio ..........      11.7364



     Upon closing of the mergers, the stockholders of Saratoga, Prime and OptiCare immediately before the effective time will own approximately the following percentages of common stock of the combined company:




            Pre-merger Saratoga stockholders .........       2.500%
            Former OptiCare stockholders .............      48.745%
            Former Prime stockholders ................      48.755%
                                                           -------
  Total ..............................................      100.00%


     The foregoing amounts have been calculated on a primary basis, after giving effect to the reverse split and the mergers. See "Description of the Mergers -- Structure of the Mergers and Conversion of OptiCare and Prime Stock."


 Material Federal Income Tax Consequences of the Mergers

     The mergers are intended to be structured as "tax-free reorganizations" for federal income tax purposes. Accordingly, holders of Prime and OptiCare stock generally will not recognize any gain or loss for federal income tax purposes on the exchange of their stock for Saratoga stock in the mergers, except for any gain or loss recognized in connection with the receipt of cash instead of a fractional share of Saratoga common stock. The companies themselves, as well as holders of Saratoga stock, will not recognize gain or loss as a result of the mergers.

     The federal income tax consequences described above may not apply to some stockholders of Saratoga, Prime and OptiCare. Your tax consequences will depend upon your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the mergers to you.

     Our obligations to complete the mergers are not conditioned on the delivery of an opinion regarding federal income tax consequences of the mergers. Nevertheless, Saratoga will obtain an opinion from Deloitte & Touche LLP regarding material federal income tax consequences of the mergers to the stockholders of Saratoga as well as the tax treatment of the mergers to Saratoga. Neither Prime nor OptiCare intends to obtain a tax opinion. We understand that the mergers will have the federal income tax consequences discussed above. We cannot assure that contrary positions will not be successfully asserted by the IRS or adopted by a court if the issues are litigated. See "Description of the Mergers--Material Federal Income Tax Consequences of the Mergers."


 Listing of Saratoga Common Stock

     Listing of the shares of Saratoga common stock to be issued in connection with the mergers on either the American Stock Exchange or NASDAQ is a condition to the mergers. Saratoga has applied for the listing of its securities on the AMEX.

     However, if the Saratoga common stock is not accepted for listing on either AMEX or NASDAQ, the parties intend to have the Saratoga common stock continue to be traded over the counter and reported on the OTC Bulletin Board.



Appraisal Rights

     Saratoga. Saratoga stockholders are not entitled to appraisal rights in connection with the mergers or the related proposals.

     Prime. Prime stockholders are entitled to have the fair value of their stock appraised by a court and paid to them in cash. To do this, the holders of Prime common stock must follow these required procedures:

    o Prime stockholders must deliver a written demand for appraisal to Prime on or before the vote is taken at the Prime special meeting.

    o Prime stockholders must not vote in favor of or abstain from voting on the merger.

    o Prime stockholders must hold such shares of Prime common stock from the date of the making of the demand through the closing of the Prime merger.



     If a Prime stockholder follows the required formalities, his/her shares will not be converted into the right to receive Saratoga common stock in the merger. Instead, such holder's only right will be to receive the appraised value of his/her shares in cash as determined by a court.

     OptiCare. Any OptiCare stockholder who objects to the OptiCare merger has the right to be paid the fair value of his/her shares of OptiCare. Any OptiCare stockholder who wishes to be paid the fair value of his/her shares must do BOTH of the following:

    (a) Deliver to OptiCare before the vote is taken on the OptiCare merger a written notice of his/her intent to demand payment for the fair value of his/her shares. (A vote against the OptiCare merger is NOT considered a notice meeting this requirement)

    (b) NOT vote in favor of the OptiCare merger. (An OptiCare stockholder who returns a signed proxy which does not specify in the proxy a vote "AGAINST" the OptiCare merger or an instruction to abstain has not satisfied this requirement.)

     The notice may be addressed to OptiCare's registered agent at its registered office or to OptiCare or its Secretary at the following address:
OptiCare Eye Health Centers, Inc., 87 Grandview Avenue, Waterbury, CT 06708.

     See "Description of the Mergers--Stockholders' Appraisal Rights."


 Board of Directors following the Mergers

     The merger agreement provides that the board of directors of the combined company after the mergers will consist of 7 persons. Five of the directors will be the following persons:

      Allan L.M. Barker, O.D. (presently a director and officer of Prime) John Croweak (presently a director of OptiCare)

      Steven L Ditman (presently a director and officer of OptiCare)
      Martin E. Franklin (presently a director of Prime)
      Dean J. Yimoyines, M.D. (presently a director and officer of OptiCare)


     After the mergers, Dr. Barker and Mr. Franklin (who are presently directors of Prime) will designate two other persons to be directors of the combined company, so that the entire Saratoga board will be comprised of seven members.



 Interest of Officers and Directors in the Mergers



     The Prime and OptiCare stockholders should be aware that a number of Prime and OptiCare officers and directors may have interests in the mergers that may be different from, or in addition to, theirs. See "Management of the Combined Company Following Closing of the Mergers."



 Accounting Treatment



     The Prime merger has been accounted for as a reverse acquisition by Prime of Saratoga at book value with no adjustments reflected to historical values. Saratoga's acquisition of OptiCare has been accounted for under the purchase method of accounting with the excess of purchase price over the estimated fair value of net assets acquired being recorded as goodwill.



 Conditions to Completion of the Mergers



     The obligations of each of Saratoga, Prime and OptiCare to complete the mergers and the other transactions contemplated by the merger agreement are subject to the satisfaction, or waiver, of numerous conditions. To review the conditions to completion of the mergers, see "Summary of the Merger Agreement--Conditions to Completion of the Mergers."



 Regulatory Approvals



     The mergers are subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act, which prevents certain transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the appropriate waiting periods end or expire. The parties have filed the required information and materials with the Department of Justice and the Federal Trade Commission and early termination of the applicable waiting period has been granted.



     Other regulatory approvals include:



    o consents to change of control with respect to two ambulatory surgical centers in Connecticut;

    o consents to change of control with respect to two HMO's in North Carolina and Texas;

    o  compliance with applicable state securities laws.



     Saratoga does not believe there are any other material governmental or regulatory approval required for completion of the mergers, other than the effectiveness of the registration statement of which this Prospectus/Proxy Statement is a part, and compliance with applicable corporate law of Delaware and Connecticut and various blue sky laws. See "Risk Factors--The combined company will be subject to extensive government regulation" and "Description of the Mergers--Regulatory Filings and Approvals Required to Complete the Mergers."

 Reasons for the Mergers

     The Prime board and OptiCare board believe that:

     (i) the combination offers OptiCare and Prime stockholders the opportunity to own a publicly traded stock;

     (ii) OptiCare's and Prime's stockholders would participate in a bigger company with enhanced scale and potential to leverage operating infrastructure; and

     (iii) OptiCare's management expertise will improve the profitability of Prime.

     Saratoga's board of directors wants to effect the mergers as a continuation of its strategy of pursuing potential business opportunities and preserving stockholder value. Saratoga's board of directors believes, after three years of efforts to find other business opportunities, that the mergers, as they have been structured, represent a reasonable opportunity for Saratoga to utilize its assets for the benefit of its stockholders.

     To review the reasons for the mergers in greater detail, see "Description of the Mergers."

                                 RISK FACTORS


     An investment in the shares of common stock of Saratoga, after closing of the mergers with OptiCare and Prime (the "combined company"), involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Proxy Statement/Prospectus, in connection with an investment in the common stock of the combined company.


IF WE DEFAULT ON THE COMBINED COMPANY'S $37 MILLION DEBT, THE BANK COULD
   FORECLOSE ON ANY OF OUR ASSETS.

     Upon closing of the mergers and related transactions, the combined company anticipates bank indebtedness of approximately $24 million and net equity of approximately $4 million. Bank Austria AG, Prime's current lender, is working with Prime to amend its existing credit agreement to provide a combination term and revolving facility to the combined company. As of December 31, 1998 and currently, Prime is in default of certain of its financial covenants and the entire outstanding balance of its bank debt has been accordingly classified as short-term. It is anticipated that the amended credit agreement will provide for no maturities within one year. It is also anticipated that substantially all of the combined company's assets will be pledged to secure this new debt and certain financial covenants will be required. In addition to the anticipated bank debt described above, the combined company will have approximately $12 million of unsecured subordinated debt subject to market interest rates. The resulting total indebtedness will therefore be approximately $37 million.

     In the event of default of its financial covenants, the bank could foreclose on its security interest in the combined company's assets, which would have a material adverse effect on the results and financial position of the combined company. Furthermore, we cannot assure that the combined company's debt to equity ratio will improve in the short-term.


PRIME, OPTICARE AND SARATOGA HAVE EXPERIENCED RECENT HISTORICAL AND PRO FORMA LOSSES AND THE COMBINED COMPANY MAY INCUR FURTHER LOSSES.

     For the three months ended March 31, 1999, Prime, OptiCare and Saratoga recorded net income (loss) from continuing operations of $80,000, ($18,000) and ($92,000), respectively. On a pro forma combined basis, net income for the three months ended March 31, 1999 was $134,000. Prime, OptiCare and Saratoga experienced net losses from continuing operations for the year ended December 31, 1998 of $3.2 million, $0.5 million and $0.3 million, respectively. On a pro forma combined basis, the net loss for the year ended December 31, 1998 was $1.9 million. Although management believes that the combined company has a viable business plan and potential for future earnings, management cannot assure that the combined company will not incur further losses.


THE STOCKHOLDERS OF THE COMBINED COMPANY MAY BE DILUTED IF THE COMBINED COMPANY ISSUES STOCK TO FINANCE WORKING CAPITAL, ACQUISITIONS OR OTHER NEEDS.

     At the current time, the combined company believes that it can meet its near term working capital needs from existing sources. However, the combined company may in the future determine that additional funding may be required to provide the combined company with funding to support its working capital and other needs for capital. In particular, the combined company believes that

   (a) if OptiCare and Prime succeed in integrating their businesses and organizations, and

   (b) if the combined company's profits grow in its first 12 months after the closing of the mergers,

then other eye care companies may show an interest in joining the combined company in a business combination. If that happens, the combined company may want to issue common stock for one or more of the following purposes:

   (a)        to raise cash needed to make an acquisition;

   (b) to raise cash needed for working capital of the combined company and its new acquisition; and

   (c) to issue common stock to the owners of the company to be acquired, either in lieu of or in addition to cash consideration.


We emphasize that we do not have any opportunities under consideration, and we are not actively looking for such opportunities. However, we would not pass up an appropriate opportunity if the combined company is presented with such opportunity in the future.


THE SUCCESS OF THE COMBINED COMPANY'S BUSINESS PLAN DEPENDS ON ITS ABILITY TO HANDLE CERTAIN FACTORS.


     General. The combined company's business plan is to grow its managed care business, improve the profitability of its ophthalmology business and expand its buying group services and retail optometry operations. The success of the combined company's business strategy will depend on factors which include the following:


     Managed Care Contract Expansion. The success of the combined company will depend on its ability to maintain and expand its managed care contract relationships with HMO's and other third party payors. To be successful in managed care, the combined company must accurately assess its costs in providing such services and negotiate pricing structures that are adequate to support such costs and provide sufficient profit. The combined company will also have to maintain and expand its network of eye care providers and retail affiliations, so that it can service the patients covered by these managed care contracts. See also, "The combined company's success will depend, in part, on profitable managed care contracts and capitated fee arrangements," and "The combined company will be subject to extensive government regulation."


     Information Systems--General. Management of the combined company believes that an asset of OptiCare has been its information systems, which OptiCare believes are well-tailored to the requirements of eye care providers. However, rapid changes in technology, obsolescence of existing systems, or the emergence of competitors with superior information systems could prevent the combined company in the future from maintaining this competitive edge.

     Information Systems--Year 2000 Issue. The combined company is currently in the process of modifying its information systems to be Year 2000 compliant. The combined company expects its information systems to be Year 2000 compliant within a sufficient amount of time to meet its needs. The combined company will have to incur further expenses in connection with its effort to make these modifications. While the combined company also expects to initiate communications with significant suppliers, customers and other third parties with which the combined company does business in an attempt to minimize the potential disruption to the combined company's operations resulting from Year 2000 problems at such other places, there can be no assurances that the computer systems of other companies would not have an adverse effect on the combined company's operations.

     Reliance on Eye Care Providers. The combined company's revenue depends in part on revenue earned by the eye care providers who are its customers in its ophthalmology services business. There can be no assurance that these providers will continue to be successful, or that the agreements between the combined company and these providers will not be terminated.

     The combined company's ability to expand the managed care business will depend upon its ability to recruit and maintain additional licensed practitioners for its provider network, and to market such network successfully to managed care plans and other third-party payors. The inability to effectively expand the provider network or contractual relationships with payors would have a material adverse effect on the combined company's business strategy. Additionally, the fees earned by the combined company in its ophthalmology services and managed care businesses will fluctuate depending on variances in revenues and expenses of its providers, and thus the combined company's revenue and profitability in connection with its agreements will be directly and adversely affected by poor operating results of its provider network.

     Integration of Future Acquisitions. While the combined company's business strategy does not currently anticipate any material business acquisitions, it may find material acquisition opportunities which it may elect to pursue. If the combined company does consummate any such acquisition, its financial results in the fiscal quarters immediately following a material acquisition may be adversely impacted while the combined company integrates the acquisition.



THE COMBINED COMPANY'S SUCCESS WILL DEPEND, IN PART, ON PROFITABLE MANAGED CARE CONTRACTS AND CAPITATED FEE ARRANGEMENTS.


     General. The combined company's managed care business has increased significantly in 1998 and 1999. Management of the combined company believes that the percentage of the population covered by managed care plans will grow, and so the combined company's success will depend, in part, upon its ability to negotiate profitable managed care contracts with HMO's, health insurance companies and other third party payors under which eye care services will be provided to patients on a risk-sharing or capitated basis. Most of the combined company's managed care contracts are for one-year terms which automatically renew unless terminated by either party on 60 days' notice.


     Capitation Agreements and other Assumptions of Risk. Under some managed care contracts, known as "capitation" contracts, the combined company (or any other health care provider) accepts a fixed payment per member per month, whether or not a member (i.e., a person covered by a managed care plan) receives any services, but the combined company (or other health care provider) is obligated to provide all necessary covered services to the patients covered under the agreement. These contracts pass much of the risk of providing care from the payor (i.e., an HMO, health insurer, employee welfare plan or self-insured employer) to the provider. The growth of capitation contracts in markets served by the combined company could result in less certainty with respect to profitability and would require a higher level of actuarial acumen in evaluating such contracts. The combined company does not know whether it will be able to negotiate profitable arrangements on a capitated or other risk-sharing basis. In addition, to the extent that patients or enrollees covered by capitation contracts require, in the aggregate, more frequent or extensive care than is anticipated, operating margins may be reduced and the revenue derived from these contracts may be insufficient to cover the costs of the services provided. Any such developments could have a material adverse effect on the combined company's results of operations or financial condition. See, also, "The combined company will be subject to extensive government regulation."


THE COMBINED COMPANY WILL BE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION.


     The federal and state governments extensively regulate the health care business. The combined company's business will be subject to numerous federal and state laws and regulations including:

    o Corporate Practice of Optometry and Ophthalmology. The laws of many states prohibit corporations that are not owned entirely by eye care professionals from (i) employing eye care professionals, (ii) receiving for their own account reimbursements from third party payors for health care services rendered by licensed professionals, (iii) controlling clinical decision-making, or (iv) engaging in other activities that are deemed to constitute the practice of optometry and/or ophthalmology.


    o Fee-Splitting and Anti-kickback Law. Federal and most state laws prohibit the paying or receiving of any remuneration that is intended to induce referrals for health care products or services and governing "fee-splitting" by health care professionals.


    o Advertising Restrictions. Many states, including Connecticut, prohibit licensed eye care professionals from using advertising which includes any name other than their own, or from advertising in any manner that is likely to lead a person to believe that a non-licensed professional is engaged in the delivery of eye care services.

    o Insurance Licensure. Most states impose strict licensure requirements on health insurance companies, HMO's and other companies that engage in the business of insurance or pre-paid health care.

    o Regulation of the Combined Company's HMO Subsidiaries. Two of the combined company's subsidiaries are HMO's which are subject to extensive regulation under the insurance laws of the states in which they are organized or operate, i.e., North Carolina and Texas. In the last two years, these subsidiaries contributed to the combined company's revenue, on a pro forma combined basis, an aggregate of $12,189,000 (6.5%).


    o Physician Incentive Plans. Medicare regulations impose certain disclosure requirements on managed care networks that compensate providers in a manner that is related to the volume of services provided to Medicare patients (other than services personally provided by the provider).


    o "Any Willing Provider" Laws. Some states have adopted, and others are considering, legislation that requires managed care networks to include any qualified and credentialed provider who is willing to abide by the terms of the network's contracts and/or prohibit termination of providers without cause.

    o Antitrust Laws. The combined company and its providers are subject to a range of antitrust laws that prohibit anti-competitive conduct, including price fixing, concerted refusals to deal and divisions of markets.


     The laws described above have civil and criminal penalties and have been subject to limited judicial and regulatory interpretation. They are enforced by regulatory agencies that are vested with broad discretion in interpreting their meaning. The combined company believes that its operations do not violate these regulations. However, the combined company's agreements and activities have not been examined by federal or state authorities under these laws and regulations. There can be no assurance that review of the combined company's business arrangements will not result in determinations that adversely affect the combined company's operations or that certain material agreements between the combined company and eye care providers or third-party payors will not be held invalid and unenforceable. In addition, these laws and their interpretation vary from state to state and are subject to change. The regulatory framework of certain jurisdictions may limit the combined company's expansion into, or ability to continue operations within, such jurisdictions if the combined company is unable to modify its operational structure to conform with such regulatory framework. Any limitation on the combined company's ability to continue operating in the manner in which OptiCare and Prime have operated prior to the mergers could have an adverse effect on the combined company. See "Business of the Combined Company Following Closing of the Mergers--Government Regulation."


HEALTHCARE COST CONTAINMENT AND LOWER REIMBURSEMENT TRENDS MAY IMPAIR PROFITS.


     Significant portions of the revenues received by the combined company's providers are derived from government-sponsored health care programs and private third-party payors. The health care industry has experienced a trend toward cost containment as government and private third-party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with service providers. Management of the combined company believes that these trends may result in a reduction from historical levels in per patient revenue received by the eye care providers. This in turn may put pressure on the eye care providers--the combined company's customers, current and prospective--to reduce their costs, which may compel them to negotiate a lower fee structure from the combined company.



THE SUCCESS OF THE COMBINED COMPANY WILL DEPEND ON KEY INDIVIDUALS.

     The success of the combined company depends upon the continued services of Dean J. Yimoyines, M.D., who will be the chairman, president and chief executive officer of the combined company. Dr. Yimoyines has practiced medicine and held management roles in the eye care industry for over 25 years. As a result, he has developed a national reputation for leadership within the eye care industry which the combined company believes adds significant value both to the combined company's reputation in the marketplace and its ability to execute its business plan. In fact, Dr. Yimoyines reputation in the marketplace was a feature that led Prime to solicit OptiCare as a potential merger partner. Therefore, the combined company believes the loss of the services of Dr. Yimoyines could have a material adverse effect on the combined company. The combined company and Dr. Yimoyines will be parties to an employment agreement which will become effective upon the closing of the mergers, will expire three years thereafter (subject to certain early termination provisions), and will be renewable for subsequent terms.

     The combined company believes that its future success will also depend in part upon its ability to attract and retain other qualified management personnel. The combined company believes the proposed members of its executive team bring significant eye care experience and operating skill to their responsibilities and the departure of these individuals would be materially harmful to the combined company. In addition, after the closing of the mergers, the combined company will be recruiting additional management to round out its leadership team. Competition for such personnel is intense, and the combined company competes for qualified personnel with numerous other employers, some of whom have greater financial and other resources than the combined company. The combined company cannot assure that the combined company will be successful in attracting and retaining such personnel.


THE COMBINED COMPANY MAY SUFFER FROM THE UNCERTAINTY OF HEALTH CARE REFORM.


     There can be no assurance that the laws and regulations of the states in which the combined company operates will not change or be interpreted in the future either to restrict or adversely affect the combined company's relationships with its eye care providers. Federal and state governments are currently considering various types of health care initiatives and comprehensive revisions to the health care and health insurance systems. Some of the proposals under consideration, or others that may be introduced, could, if adopted, have a material adverse effect on the combined company's financial condition and results of operations. It is uncertain what legislative programs, if any, will be adopted in the future, or what actions Congress or state legislatures may take regarding health care reform proposals or legislation.



A WRITE-OFF OF INTANGIBLE ASSETS WOULD ADVERSELY AFFECT THE COMBINED COMPANY'S RESULTS OF OPERATIONS.

     The combined company's pro forma total assets include substantial intangible assets in the form of goodwill and other intangibles. The intangible asset value represents the excess of cost over the fair value of the separate tangible net assets acquired in various transactions. There can be no assurance that the value of such assets will ever be realized by the combined company. These intangible assets are generally amortized on a straight-line method over an expected useful life of 25 years. The combined company evaluates on a regular basis whether events and circumstances have occurred that indicate that all or a portion of the carrying amount of the asset may no longer be recoverable, in which case an additional charge to earnings would become necessary. Any determination requiring the write-off of a significant portion of unamortized intangible assets would adversely affect the combined company's results of operations and may result in defaults under the covenants or other terms of its funding agreements. See "OptiCare Health Systems, Inc., Pro Forma Combined Financial Statements."


ENFORCEABILITY CONCERNS OF IMPORTANT NON-COMPETITION COVENANTS.

     The combined company generally requires the eye care providers (i.e., the professional corporations, professional associations or partnerships wholly owned by licensed professionals) who contract directly with the combined company to require the licensed professionals with whom they have employment agreements to agree not to compete with their employers or the combined company for periods of and between one and five years after termination of their employment. The enforceability of these non-compete covenants varies from state to state and also varies based upon facts and circumstances in particular cases.


WE ARE EXPOSED TO MEDICAL MALPRACTICE CLAIMS.

     The combined company is exposed to direct medical malpractice liability by its ownership and operation of ambulatory surgical centers. In addition, the combined company is exposed to indirect medical malpractice liability risks on account of its contractual relationships with eye care providers. Medical malpractice claims, if successful, could be substantial and may exceed the limits of the combined company's insurance coverages. Insurance against medical malpractice can be expensive and from time to time is unavailable at any price. The combined company is indemnified by its eye care providers under its service agreements, but the ability of such eye care providers to pay such indemnification is not assured.


     Accordingly, the combined company may be materially adversely affected by large medical malpractice judgements. The combined company believes it maintains reasonable and customary levels of liability insurance coverage, but we cannot be sure that a pending or future claim or claims will not exceed the limits of insurance coverage or that such coverage will continue to be available at acceptable costs and favorable terms.


DELAWARE LAW AND SARATOGA'S BOARD'S ABILITY TO ISSUE PREFERRED STOCK COULD DETER TAKEOVER BIDS EVEN IF THOSE BIDS ARE IN THE STOCKHOLDERS' BEST INTERESTS.



     In the last several years, a number of states have adopted laws designed to make certain kinds of "unfriendly" corporate takeovers or other transactions involving a corporation and one or more of its significant stockholders, more difficult. Under Section 203 of the Delaware General Corporation Law, certain "business combinations" by a Delaware corporation with "interested stockholders" are subject to a three-year moratorium, unless specified conditions are met.


     Saratoga has 5,000,000 shares of authorized and unissued preferred stock, none of which are presently outstanding or required or expected to be issued in the mergers. The preferred stock could be issued to third parties selected by management or used as the basis for a stockholders' rights plan, which could have the effect of deterring potential acquirers. The ability of the Board of Directors to establish the terms and provisions of different series of preferred stock could discourage unsolicited takeover bids from third parties even if those bids are in the stockholders' best interests.


THE COMBINED COMPANY WILL BE RESTRICTED BY CONTRACT FROM PAYING DIVIDENDS.

     The combined company's credit facility is expected to place certain restrictions on the future payment of dividends. Furthermore, the combined company currently intends to retain all future earnings for the operation and expansion of its business, and, accordingly, the combined company does not anticipate that any dividends will be declared or paid for the foreseeable future. Therefore, any return earned on an investment in Saratoga common stock in the foreseeable future, if any, will most likely depend upon the appreciation in the price of the Saratoga common stock. See "Combined Company Management's Discussion and Analysis of Combined Pro Forma Financial Conditions and Results of Operations--Liquidity."


THE COMBINED COMPANY MAY BE RESTRICTED UNDER APPLICABLE STATE LAW FROM PAYING DIVIDENDS.

     As noted above under "Government Regulation," two of the combined company's subsidiaries are HMO's. They contributed an aggregate of $12,189,000 (6.5%) to the combined company's revenue in the last 2 years. Under applicable state law (North Carolina and Texas), those HMO's may not pay dividends to the combined company above certain minimum levels without the prior written approval of the applicable state insurance departments. These restrictions may delay or prevent the combined company from receiving cash from the earnings of these subsidiaries.


WE HAVE POTENTIAL CONFLICTS OF INTEREST FROM RELATED PARTY TRANSACTIONS.

     There are contractual agreements between the combined company and eye care provider entities owned and controlled by several of the combined company's officers, directors and key employees, which agreements could create the potential for possible conflicts of interests for such individuals. Any future transactions and agreements or modifications of current agreements between the combined company and such individuals, other affiliates and their professional associations will be approved by a majority of the combined company's independent directors and will be on terms no less favorable to the combined company than those that could be obtained from unaffiliated parties. See "Management of the Combined Company Following Closing of the Mergers--Certain Relationships and Related Transactions."

THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE.


     The market price of the common stock could be subject to significant fluctuations in response to variations in financial results or announcements of material events by the combined company or its competitors. Quarterly operating results of the combined company, changes in general conditions in the economy or the health care industry, or other developments affecting the combined company or its competitors, could cause the market price of the common stock to fluctuate substantially. The equity markets have on occasion experienced significant price and volume fluctuations that have affected the market prices for many companies' securities, and sometimes such fluctuations have been unrelated to the operating performance of these companies. Concern about the potential effects of health care reform and regulatory measures has contributed to the volatility of stock prices of companies in health care and related industries and may similarly affect the price of the combined company's common stock



WE MAY NOT BE ABLE TO LIST OR MAINTAIN LISTING OF OUR COMMON STOCK, AND PENNY STOCK RULES MAY APPLY TO THE SALE OF OUR COMMON STOCK.

     Saratoga intends to apply for the listing of the combined company's common stock on the American Stock Exchange, Inc. ("AMEX"). We cannot guarantee that the combined company's common stock will be listed on the AMEX, or that, once listed, it will always be listed. The AMEX rules for continual listing include the following:

   (a) stockholders' equity requirements, which the combined company may not meet if it experiences losses; and

   (b) market value requirements, which the combined company may not meet if the price of the common stock declines.

     If the combined company's common stock is not listed on the AMEX, or if, once listed, it is then delisted from the AMEX, trading in the combined company's common stock would be conducted, if at all, in the over-the-counter market. This would make it more difficult for stockholders to dispose of their common stock and more difficult to obtain accurate quotations on the combined company's common stock. This could have an adverse effect on the price of the common stock. There are separate rules regulating broker-dealers who trade on behalf of customers in unlisted stocks. These rules require the following:

   (a) broker-dealers may sell the common stock only to established customers and accredited investors (generally defined as investors with a net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with a spouse);

   (b) broker-dealers must make special suitability determinations about the purchasers; and

   (c) broker-dealers must receive the purchaser's written consent to the transaction prior to sale.

     The effect of these requirements may be to limit the ability or incentive of broker-dealers to sell the combined company's common stock, and that in turn diminishes the ability of stockholders to sell their common stock in the secondary market. See "Description of the Saratoga Capital Stock."

     The Securities and Exchange Commission has adopted regulations that define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These rules include the following requirements:

   (a) Broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market.

   (b) Broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative.

   (c) Broker-dealers must disclose current quotations for the securities.

   (d) If a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market.

   (e) Finally, the broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer's account and information on the limited market in penny stocks.

     Many securities listed on the AMEX would be covered by the definition of penny stock, but transactions in a security listed on the AMEX are exempt from such rules (except the "sole market-maker" provision mentioned in point (d) above) if:

   (a)        the issuer has $2,000,000 in tangible assets,

   (b)        the customer is an institutional accredited investor, and

   (c)        the transaction is not recommended by the broker-dealer.

     These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.


FORWARD-LOOKING STATEMENTS

     This Proxy Statement/Prospectus and certain information provided periodically in writing and orally by Saratoga's designated officers and agents contain statements which constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "expect," "believe," "goal," "plan," "intend," "estimate," and similar expressions and variations thereof used in this Proxy Statement/Prospectus are intended to specifically identify forward-looking statements. Those statements appear in a number of places in this Proxy Statement/Prospectus, particularly in the Management's Discussions and Analyses of Financial Condition and Results of Operations and Reasons for the Mergers, and include statements regarding the intent, belief or current expectations of the combined company, its directors or its officers with respect to, among other things:

    o the financial prospects of the combined company;

    o the ability of the combined company to efficiently and effectively manage its existing business and grow its business profitably;

    o the combined company's financing plans, including the combined company's ability to raise additional debt and equity capital;

    o trends affecting the combined company's financial condition and results of operations, including the stock price of the combined company and its potential impact on the number of shares utilized in acquisitions and on future earnings per share;

    o the combined company's growth strategy and operating strategy;

    o the impact of current and future governmental regulations;

    o the combined company's current and future managed care contracts; and

    o the combined company's ability to continue to recruit eye care providers and to maintain satisfactory business relationships with its network of eye care providers.

     Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The factors that might cause such differences include, among others, the following:


    o the combined company's experiencing future operating and net losses;

    o any material inability of the combined company to successfully integrate and profitably operate OptiCare and Prime;

    o any material inability of the combined company to obtain sufficient capital and financing to fund its business strategy and operations;

    o the inability of the combined company to expand its managed care business, renew existing managed care contracts at profitable price structures and maintain and expand its network of eye care providers;

    o changes in state and/or federal governmental regulations which could materially affect the combined company's ability to operate or materially affect the combined company's profitability;

    o the inability of the combined company to maintain or obtain required licensure in the states in which it operates and in the states in which it may seek to operate in the future;

    o the combined company's inability to meet its financing covenants and commitments.

     The combined company undertakes no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date of this Proxy Statement/Prospectus or to reflect the occurrence of unanticipated events.

     The risk factors set forth above should be read in light of the above explanation of the uncertainties of forward-looking statements.


                             AVAILABLE INFORMATION

     Saratoga is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Securities and Exchange Commission. Reports, proxy statements and other information filed by Saratoga with the Commission can be inspected and copied at the public reference facilities maintained by the Commission, at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Midwest Regional Office: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Northeast Regional Office: 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web at http: //www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including Saratoga, that file electronically with the Commission.

     Saratoga has filed with the Commission a Registration Statement on Form S-4 (herein, together with all amendments and exhibits, the "Registration Statement") under the Securities Act with the Commission covering the Saratoga common stock to be issued pursuant to the merger agreement. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus does not contain all information set forth in the Registration Statement and exhibits thereto, all of which are available for inspection at the offices of the Commission at the addresses set forth above. For further information, please refer to the Registration Statement, including the exhibits thereto. Statements contained in this Proxy Statement/Prospectus relating to the contents of any contract or other document referred to herein are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

     No person has been authorized to give any information or to make any representation not contained in, or incorporated by reference in, this Proxy Statement/Prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized. The delivery of this Proxy Statement/Prospectus to any person does not constitute an offer to sell, or the solicitation of an offer to purchase, the securities offered hereby or a solicitation of a proxy in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Proxy Statement/Prospectus nor the issuance of any securities hereunder shall under any circumstances create any implication that there has been no change in the information regarding Saratoga set forth herein since the date hereof or incorporated by reference since the date hereof.

                                  TRADEMARKS


     This Proxy Statement/Prospectus contains reference to trademarks or service marks of OptiCare and Prime and may contain references to trademarks or service marks of others.

               HISTORICAL MARKET PRICES OF SARATOGA COMMON STOCK
                              AND DIVIDEND POLICY



     You should evaluate the following information about the historical market prices of the Saratoga common stock in light of the material and substantial qualitative change in the business of Saratoga if the mergers are closed.



     Saratoga's common stock has not, prior to the date hereof, been listed on any stock exchange but from time to time has been reported by the NASD on the OTC Bulletin Board under the symbol "SRIK". The range of high and low bid information for the shares of Saratoga's common stock for the last two complete fiscal years, and for each quarter of 1999 through [[LAST DAY BEFORE DATE OF PROXY STATEMENT/PROSPECTUS]] as reported by the National Quotation Bureau, is set forth below. Such quotations represent prices between dealers, do not include retail markup, markdown or commission, and may not represent actual transactions.




                                                  HIGH        LOW
                                              ----------- -----------
      YEAR ENDED DECEMBER 31, 1997
        First Quarter .......................  $  0.281    $  0.094
        Second Quarter ......................     0.219       0.094
        Third Quarter .......................     0.219       0.094
        Fourth Quarter ......................     1.125       0.063
      YEAR ENDED DECEMBER 31, 1998
        First Quarter .......................     0.188       0.188
        Second Quarter ......................     1.125       0.188
        Third Quarter .......................     0.25        0.25
        Fourth Quarter ......................     0.25        0.063
      YEAR BEGINNING JANUARY 1, 1999
        First Quarter .......................     0.063       0.063
        Second Quarter (through   ) .........    [    ]      [    ]



     The foregoing quotations have not been adjusted to give effect to the proposed 1 for 0.06493 Reverse Split. As of June 21, 1999, 3,465,292 shares of Saratoga's common stock (without adjustment for the Reverse Split) were issued and outstanding and held by approximately 1,350 holders of record.


     Saratoga has never paid cash dividends. The Saratoga board of directors will make future determinations about the payment of dividends on the common stock, and will depend upon the combined company's operating results, financial condition, capital requirements, restrictions imposed by lenders and such other factors as the board of directors of the combined company considers relevant. The combined company currently does not intend to pay any cash dividends on the common stock. The combined company currently intends to retain any earnings for working capital, repayment of indebtedness, capital expenditures and general corporate purposes. In addition, the combined company's credit facility will contain restrictions on the combined company's ability to pay dividends or make other distributions. See "Risk Factors" and "Combined Company Management's Discussion and Analysis of Pro Forma Combined Financial Condition and Results of Operations."

         SELECTED HISTORICAL FINANCIAL DATA--SARATOGA RESOURCES, INC.


     The following historical financial data is taken from Saratoga's financial statements, which are included in this Proxy Statement/Prospectus beginning at page F-3. This information should be evaluated in light of Saratoga's being in a period of transition, in which management is seeking to develop new businesses that will ultimately generate earnings and otherwise enhance stockholder value. If the mergers are consummated, Saratoga will thereafter be engaged in a completely different business.


                     (In thousands, except per share data)





                                                      AS OF AND FOR THE          AS OF AND FOR
                                                     QUARTERS ENDED MARCH    YEARS ENDED DECEMBER
                                                             31,                      31,
                                                    ----------------------   ---------------------
                                                       1999       1998(1)       1998        1997
                                                    ----------   ---------   ---------   ---------
                                                         (UNAUDITED)
Operations Data:
 Revenue ........................................    $     1      $    28     $    39     $    35
 Net loss .......................................        (92)         (69)       (324)       (118)
 Basic and diluted loss per share ...............      (0.03)       (0.02)      (0.09)      (0.03)
Balance Sheet Data: (1)
 Total current assets ...........................        212                      311         666
 Equipment, net of accumulated depreciation .....         34                       36          44
                                                     -------                  -------     -------
 Total assets ...................................        246                      347         710
                                                     =======                  =======     =======
 Total current liabilities ......................          6                       15          22
 Long-term debt, net of current portion .........         14                       16          21
    Total stockholders' equity ..................        226                      316         667
                                                     -------                  -------     -------
 Total liabilities and stockholders' equity .....    $   246                  $   347     $   710
                                                     =======                  =======     =======
 Shares outstanding .............................      3,465                    3,465       3,465



----------
(1)   Balance sheet data for March 31, 1998 is not reported.

                SELECTED HISTORICAL COMBINED FINANCIAL DATA OF
                       OPTICARE EYE HEALTH CENTERS, INC.



     The following table sets forth certain combined financial information of OptiCare at the dates and for the periods indicated. The combined financial information for the three-month periods ended March 31, 1999 and 1998 has not been audited, but in the opinion of management of OptiCare all adjustments necessary for a fair presentation have been included. All such adjustments are of a normal, recurring nature. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results of operations that may be expected for the entire year. The selected combined financial information as of and for the years ended December 31, 1994 through 1998 have been derived from the historical combined financial statements of OptiCare. This information should be read in conjunction with OptiCare's combined financial statements and notes thereto which are included in this Proxy Statement/Prospectus (see Index to Financial Statements, beginning at page F-1).



                            (Dollars in Thousands)





                                      AS OF AND FOR THE
                                     QUARTERS ENDED MARCH
                                             31,                  AS OF AND FOR YEARS ENDED DECEMBER 31,
                                     -------------------- ------------------------------------------------------
                                        1999     1998(2)     1998       1997       1996       1995       1994
                                     ---------- --------- ---------- ---------- ---------- ---------- ----------
                                         (UNAUDITED)
Statement of Operations Data:
 Net revenue .......................  $11,056    $7,731    $34,745    $27,242    $24,720    $17,832    $15,885
 Net income (loss) .................      (18)      (52)      (502)       327        143       (870)       760
Balance Sheet Data: (2)
 Total current assets ..............   10,769               10,197     10,927      6,252      4,839      3,897
 Property and equipment, net .......    6,050                5,766      3,434      2,488      1,673      1,115
 Total assets ......................   20,348               19,515     15,049      8,958      6,781      5,197
 Total current liabilities .........    7,825                6,880      2,928      2,634      2,505      2,562
 Long-term liabilities .............    1,042                1,135        169         38         53      2,501
 Total stockholders' equity (1)        11,481               11,500     11,952      6,285      4,224        135
 Total liabilities and
   stockholders' equity ............  $20,348              $19,515    $15,049    $ 8,958    $ 6,781    $ 5,197


----------
(1) During 1995 and 1997, OptiCare entered into stock purchase agreements whereby OptiCare sold 51,900 and 64,048 shares of stock for $5.2 million and $6.0 million in cash, respectively. During 1996, OptiCare issued 20,494 shares of stock for $1.7 million in cash related to the exercise of warrants.


(2)   Balance sheet data for March 31, 1998 is not reported.

                  SELECTED HISTORICAL FINANCIAL DATA OF PRIME
         AND PRO FORMA COMBINED FINANCIAL DATA OF THE COMBINED COMPANY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following selected historical financial data of Prime has been derived from the audited historical financial statements of Prime as of and for the years ended December 31, 1998, 1997, 1996 and 1995 included herein. Prior to 1995, Prime did not exist.

     The following selected pro forma combined financial data of the combined company has been derived from the audited financial statements of Prime, Saratoga and OptiCare and gives effect to the mergers and related transactions upon which the mergers are conditioned.

     The Prime merger has been accounted for as a reverse acquisition by Prime of Saratoga at book value with no adjustments reflected to historical values, resulting in Prime being the acquirer for accounting purposes. The acquisition of OptiCare by Saratoga has been accounted for under the purchase method of accounting with the excess of purchase price over the estimated fair value of net assets acquired being recorded as goodwill.

     No dividends have been declared or paid during the periods presented other than preferred stock dividends.

     The following information should be read in conjunction with Prime's audited financial statements and notes thereto and Saratoga's pro forma combined financial statements and notes thereto which are included in this Proxy Statement/Prospectus (see Index to Financial Statements, beginning on F-1).





                                                AS OF AND FOR THE
                                             QUARTERS ENDED MARCH 31,
                                       ------------------------------------
                                        PRO FORMA         HISTORICAL
                                       ----------- ------------------------
                                           1999        1999       1998(1)
                                       ----------- ------------ -----------
                                                         (UNAUDITED)
Statement of Operations Data:
 Net revenue .........................  $ 29,152    $   18,096    $17,122
 Net income (loss) from
   continuing operations .............       134           126        (50)
 Weighted average shares
   outstanding .......................     9,308         7,410      6,947
 Net income (loss) from
   continuing operations per share      $   0.01    $     0.01    $ (0.01)

Balance Sheet Data: (1)
 Investment in discontinued
   operations ........................        --    $    5,906
 Total current assets ................  $ 20,635        19,011
 Property and equipment, net .........    10,500         4,450
 Total assets ........................    62,570        28,359
 Total current liabilities ...........    22,193        52,957
 Long-term debt and other
   long-term liabilities .............    36,021           812
 Mandatorily redeemable
   preferred stock ...................        --         9,800
 Total stockholders' equity
   (deficit) .........................     4,355       (35,210)
 Shares outstanding ..................     9,308         7,410



                                                AS OF AND FOR YEARS ENDED DECEMBER 31,
                                       --------------------------------------------------------
                                                                   HISTORICAL
                                                  ---------------------------------------------
                                        PRO FORMA
                                         1998(1)      1998        1997       1996       1995
                                       ---------- ------------ ---------- ---------- ----------
Statement of Operations Data:
 Net revenue .........................  $ 99,357   $   64,612   $ 58,346   $52,157    $38,523
 Net income (loss) from
   continuing operations .............    (1,892)      (3,239)    (2,034)     (767)      (391)
 Weighted average shares
   outstanding .......................     9,308        7,191      5,914     2,210         --
 Net income (loss) from
   continuing operations per share      $  (0.20)  $    (0.80)  $  (0.34)  $ (0.35)   $    --

Balance Sheet Data: (1)
 Investment in discontinued
   operations ........................             $    5,582   $ 69,473   $13,845         --
 Total current assets ................                 20,237     18,274    20,306    $ 5,315
 Property and equipment, net .........                  4,510      4,825     4,012      4,496
 Total assets ........................                 26,557     86,397    26,296     11,873
 Total current liabilities ...........                 51,198      8,289     4,138      2,941
 Long-term debt and other
   long-term liabilities .............                    849     73,562    17,475     22,105
 Mandatorily redeemable
   preferred stock ...................                  9,200         --        --         40
 Total stockholders' equity
   (deficit) .........................                (34,690)     4,546     4,683    $23,036
 Shares outstanding ..................                  7,410      6,916     3,166      1,841



----------
(1) Balance sheet data for March 31, 1998 is not reported. Pro forma balance sheet data for December 31, 1998 is not reported.

                            SARATOGA RESOURCES INC.


                       COMPARATIVE PER SHARE INFORMATION


     The following represents per share information for Saratoga on a pro forma combined and historical basis and equivalent per share information for both pro forma combined and historcial amounts. The equivalents presented are calculated by dividing the historical amounts by the reverse split exchange ratio of Saratoga shares of 0.06493.






                                                            AS OF AND FOR THE
                                                                QUARTERS             AS OF AND FOR THE YEARS
                                                             ENDED MARCH 31,           ENDED DECEMBER 31,
                                                        -------------------------   -------------------------
                                                            1999        1998(1)         1998        1997(2)
                                                        -----------   -----------   -----------   -----------
HISTORICAL:
Basic and diluted loss from continuing operations per
 share ..............................................     $ (0.03)    $(0.02)         $ (0.09)      $ (0.03)
Book value per share ................................     $  0.07                        0.09       $  0.19
PER SHARE EQUIVALENT PRO FORMA
 COMBINED (after proposed reverse stock split):
Basic and diluted loss from continuing operations per
 share ..............................................     $  0.01                     $ (0.20)
Book value per share ................................     $  0.47
PER SHARE EQUIVALENT HISTORICAL
 (after proposed reverse stock split):
Basic and diluted loss from continuing operations per
 share ..............................................     $ (0.46)    $(0.31)         $ (1.39)      $ (0.46)
Book value per share ................................     $  1.08                     $  1.39       $  2.93



----------
(1) Balance sheet data for March 31, 1998 is not reported. Pro forma income statement data for the quarter ended March 31, 1998 is not reported.

(2) Pro forma data as of and for the year ended December 31, 1997 is not reported.

                                SPECIAL MEETING


DATE, TIME AND PLACE OF SPECIAL MEETING


     The Special Meeting of Saratoga stockholders will be held at 2:00 P.M., local time, on August 10, 1999, at 1350 Avenue of Americas, 26th Floor, New York, N.Y. 10019.



PURPOSE

     The Saratoga stockholders will be asked to consider and vote upon resolutions to adopt the following proposals:


     Proposal 1 --  To elect five new members of Saratoga's board of directors.

     Proposal 2 --  To vote upon a proposal to amend the certificate of incorporation of Saratoga to effect a 1 for 0.06493 reverse stock split of the issued and outstanding common stock of Saratoga.

     Proposal 3 --  To vote upon a proposal to amend the certificate of incorporation to change the name of Saratoga Resources, Inc., to "OptiCare Health Systems, Inc."

     Proposal 4 --  To vote upon a proposal to amend the certificate of incorporation to require Saratoga to indemnify directors and officers to the maximum extent permitted by law.

     Proposal 5 --  To vote upon a proposal to adopt the Performance Stock
                    Program.

     Proposal 6 --  To vote upon a proposal to adopt the Employee Stock
                    Purchase Plan.

     The foregoing proposals, if adopted at the meeting, will become effective only upon closing of the mergers. The purpose of proposals 1, 2, 3 and 5 is to enable Saratoga to carry out mergers of OptiCare and Prime into wholly-owned subsidiaries of Saratoga.

     Saratoga stockholders do not have to approve the mergers and are not being asked to do so. However, if the Saratoga stockholders do not approve the amendments to the certificate of incorporation to effect the name change and reverse split, adopt the Performance Stock Program and elect five new directors, the mergers would not be carried out.



RECORD DATE AND OUTSTANDING SHARES


     The Saratoga board of directors has fixed the close of business on July 22, 1999, as the record date for determining stockholders entitled to notice of and to vote at the Special Meeting. As of the record date, there were approximately 1,350 stockholders of record of Saratoga common stock and 3,465,292 shares (without adjustment for the reverse split) of Saratoga common stock outstanding and entitled to vote, with each share entitled to one vote.



QUORUM


     The presence in person or by properly executed proxy of holders of a majority of the votes entitled to be cast at the Special Meeting is necessary to constitute a quorum. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum for the transaction of business. Mr. Cooke has agreed to attend the meeting, and so a quorum is probable.



REQUIRED VOTE


     Pursuant to the Delaware General Corporation Law, an affirmative vote of the holders of a majority of the outstanding shares of Saratoga common stock entitled to vote at the Special Meeting is required for the adoption of the amendments to Saratoga's certificate of incorporation contemplated by each of the reverse split proposal, name change proposal and indemnification proposal to be presented at the Special Meeting. Abstentions and broker non-votes will have the legal effect of a vote against those proposals.

     For the election of directors, a plurality of the votes cast by the holders of Saratoga common stock present in person or by proxy at the Special Meeting is required for the election of the nominees for directors.


     Pursuant to the Delaware General Corporation Law, an affirmative vote of the holders of a majority of the shares of Saratoga common stock present in person or represented by proxy at the Special Meeting and entitled to vote, is required for the approval and adoption of each of the Performance Stock Program and the Employee Stock Purchase Plan. Abstentions will have the legal effect of a vote against the Program Proposal and the Purchase Plan Proposal. With respect to a broker non-vote on the Program Proposal and the Purchase Plan Proposal, such shares will not be considered present at the Special Meeting, and, since they will not be counted in the voting with respect to such matter, will have the practical effect of reducing the number of affirmative votes necessary to achieve the required majority vote by reducing the total number of shares from which the majority is calculated.


     Mr. Cooke intends to vote his shares, constituting more than 64% of the Saratoga common stock outstanding prior to the effective time of the mergers, in favor of all of the proposals and so approval of each of the proposals is probable.


     All of the proposals will become effective only when the mergers close.



PROXIES


     All shares of common stock represented at the Special Meeting either in person or by properly executed proxies received prior to or at the Special Meeting and not duly and timely revoked will be voted at the Special Meeting in accordance with the instructions in such proxies. If no such instructions are indicated, such shares will be voted in favor of all the proposals and, in the discretion of the proxy holder as to any other matter which may be incidental to the Special Meeting as may properly come before such meeting. Saratoga knows of no other matters other than as described in the Notice of Special Meeting that are to come before the Special Meeting. If any other matter or matters are properly presented for action at the Special Meeting, the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote on such matters in accordance with their best judgment, including any adjournment or postponement of the Special Meeting, unless such authorization is withheld.


     A stockholder who has given a proxy may revoke it at any time prior to its exercise by: (i) giving written notice thereof to the Secretary of Saratoga at or prior to the taking of the vote at the Special Meeting; (ii) signing and returning to Saratoga a later dated proxy prior to the taking of the vote; or
(iii) voting in person at the Special Meeting; however, mere attendance at the Special Meeting will not itself have the effect of revoking the proxy.


SOLICITATION OF PROXIES; EXPENSES



     The cost of the solicitation of Saratoga stockholders will be borne equally by OptiCare and Prime. In addition, they may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners.

                    PROPOSAL 1--DIRECTOR ELECTION PROPOSAL

     At the Special Meeting, five (5) directors are to be elected to hold office commencing upon the closing of the mergers. After the mergers, Allan L.M. Barker and Martin E. Franklin (who are two of the designees of Prime to the combined company board of directors), will designate two more directors, so that the entire board will be comprised of seven members. Three of the expected Board members will be designated by OptiCare, and four will be designated by Prime. None of the nominees currently serves as a director of Saratoga. Nominees receiving a plurality of the votes cast at the Special Meeting will be elected. If the mergers are not consummated, none of these nominees will serve as directors of Saratoga. The new directors of the combined company, their ages, and the positions they will hold if the mergers close, are as follows:






NAME                                   AGE    EXPECTED POSITIONS WITH THE COMBINED COMPANY AFTER MERGERS
-----------------------------------   -----   -----------------------------------------------------------
Dean J. Yimoyines, M.D. ...........   51      Chairman of the Board of Directors, President and
                                              Chief Executive Officer
Steven L. Ditman ..................   44      Executive Vice President, Chief Financial Officer and
                                              Director
Allan L. M. Barker, O.D. ..........   51      President of the Buying Group Division and Director
Martin E. Franklin ................   34      Director
John F. Croweak ...................   63      Director



     Dr. Yimoyines is a founder of OptiCare Eye Health Centers, Inc. He is presently Chairman, President, and Chief Executive Officer of OptiCare, titles he has held since 1985. Dr. Yimoyines has been instrumental in the development and implementation of OptiCare's business for nearly twenty years. He graduated with distinction from the George Washington School of Medicine. He completed his ophthalmology residency at the Massachusetts Eye and Ear Infirmary, Harvard Medical School. He completed fellowship training in vitreoretinal surgery at the Retina Associates in Boston. Dr. Yimoyines is a graduate of the OPM (Owner/President Management) program at Harvard Business School and a Fellow of the American Academy of Ophthalmology.

     Mr. Ditman has served as a director of OptiCare since July 1989. He became the Chief Financial Officer and Treasurer in March, 1992. Mr. Ditman has served as Chief Operating Officer of the Company since May, 1998. From October, 1986 until March 1992, Mr. Ditman served as Director, Chief Financial Officer and Treasurer of the Daytona Group and Drubner Broadcasting. During the same period of time, Mr. Ditman also served as Chief Financial Officer and Treasurer of The Drubner Investment Group. Mr. Ditman served as Corporate Controller of Victor Electric Wire and Cable Corporation from November 1981 until October, 1986. Mr. Ditman served as a senior auditor for KPMG Peat Marwick from 1977 to 1981. Mr. Ditman became a Certified Public Accountant in 1980 and was licensed in the State of Rhode Island. Mr. Ditman received his Bachelor of Science in Accounting from Northeastern University in June 1977.

     Dr. Barker has been a senior executive officer and director of Prime since 1996. He is a licensed optometrist with 25 years experience in the eye care industry. From 1993 to 1996, Dr. Barker served as co-president of Consolidated Eye Care, Inc., the parent company of AECC/Pearlman Buying Group and AECC Total Vision Health Plan, Inc. Also during this period Dr. Barker served as vice president and secretary of Optometric Eye Care Center, P.A. Dr. Barker received his Doctor of Optometry degree in 1975 from Southern College of Optometry in Memphis, Tennessee.

     Mr. Franklin has served as a Director of Prime since 1998. Since February 1997, Mr. Franklin has served as Chairman of the Board of Directors of Bolle Inc., a NASDAQ National Market company, which is a manufacturer, marketer and distributor of premium eyewear. Mr. Franklin has been Chairman and Chief Executive Officer of Marlin Holdings, Inc., the general partner of Marlin Capital, L.P., a private investment partnership since October 1996. From May 1996 until December 1998, Mr. Franklin served as Chairman and Chief Executive Officer of Lumen Technologies, Inc., a NYSE company, a manufacturer and distributor of specialty lighting equipment and served as Executive Chairman from May 1996 until December 1998. Mr. Franklin was Chairman of the Board and Chief Executive Officer of Lumen's predecessor, Benson Eyecare Corporation from October 1992 to May 1996 and President from November 1993 until May 1996. Mr. Franklin was non-executive Chairman and a director of Eyecare Products plc, a London Stock Exchange Company, from December 1993 until February 1999. In addition, Mr Franklin has served as a director of Specialty Catalog Corp., a NASDAQ listed company, since 1994 and of Corporate Express, Inc., a NASDAQ listed company since March, 1999. Mr. Franklin also serves on the boards of a number of privately held companies and charitable organizations. Mr. Franklin received a B.A. in Political Science from the University of Pennsylvania in 1986.

     Mr. Croweak has served as a Director of OptiCare since 1995. Mr Croweak has been Chairman of the Board of Directors of Anthem Blue Cross Blue Shield of Connecticut since August, 1997. From April 1988 through August, 1997, Mr. Croweak was Chief Executive Officer of Blue Cross Blue Shield of Connecticut. Mr. Croweak has been a director of Anthem, Inc., a multi-state health insurance company based in Indianapolis, Indiana, since August, 1997. He is also a director of United Illuminating, a diversified utility operator based in New Haven, Connecticut. Mr. Croweak received a BBA degree from the University of Cincinnati in 1959.

     Saratoga's Bylaws provide that the number of directors shall be determined by the board. Pursuant to the Merger Agreement, upon closing of the mergers, the current two Saratoga directors will resign, and the board of directors of Saratoga will be reconstituted.

     The Saratoga board recommends a vote FOR each of the nominees. Unless otherwise specified, the proxies Saratoga solicits will be voted "FOR" the nominees mentioned above. In case any such nominee becomes unavailable for election to the Saratoga board, which is not anticipated, the persons named in the enclosed form of proxy will have full discretion to vote or refrain from voting for any other nominee in accordance with their best judgment.

     Vote Required. For the election of directors, a plurality of the votes cast by the holders of Saratoga common stock present in person or by proxy at the Special Meeting is required.


     THE BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE NOMINEES FOR THE BOARD OF DIRECTORS AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR EACH OF THE NOMINEES.


                      PROPOSAL 2--REVERSE SPLIT PROPOSAL


     At the Special Meeting, the Saratoga stockholders will be asked to approve the amendment of the certificate of incorporation to authorize the reverse split of the outstanding common stock at the rate of 1 for 0.06493. The text of the amendment is set forth in Article FOURTH of the certificate of amendment of the certificate of incorporation, which is attached to this Proxy Statement/Prospectus as Annex B. Implementation of the reverse split is contingent upon approval and adoption by the Saratoga stockholders and the impending effectiveness of the mergers.

     The certificate of incorporation of Saratoga currently authorizes an aggregate of 55,000,000 shares of stock, of which 50,000,000 are shares of common stock, $0.001 par value per share, and 5,000,000 are shares of preferred stock. In connection with the mergers, the authorized capital of Saratoga is being restructured so that:

    o  there will be sufficient common stock to issue in the mergers,

    o there will be sufficient common stock to be used for future incentive compensation schemes, including the Performance Stock Program, and

    o there will be sufficient common stock to enable the combined company to raise additional funds in the future.

     OptiCare and Prime are requiring Saratoga to engage in the reverse split, rather than to increase the authorized capital stock of Saratoga, because the Saratoga stock, in the period from January 1, 1997, through April 12, 1999 (i.e., the last date before the mergers were announced) has been very thinly traded at prices below $1.13 per share. By reducing the number of shares issuable in the mergers, management of the combined company hopes to maintain or increase the price per share of common stock. By itself, the Reverse Split would not necessarily improve shareholder value of the combined company.


     The effective date of the reverse split will be the date on which the certificate of amendment of the certificate of incorporation of Saratoga is filed with the Delaware Secretary of State, which is expected to be just prior to the closing of the mergers.

     Effects of the Reverse Split. As of the Record Date, there were issued and outstanding 3,465,292 shares (before giving effect to the reverse split) of Saratoga common stock and no options. After giving effect to the reverse split, the stockholders of Saratoga will own approximately 225,000 shares of common stock before the mergers.

     The principal effect of the reverse split would be to decrease the number of outstanding shares of Saratoga common stock. Specifically, the 3,465,292 shares of Saratoga Common Stock issued and outstanding on the Saratoga record date, would, as a result of the reverse split, be converted into approximately 225,000 shares of Saratoga common stock (with the precise number depending upon the extent of fractional shares which will be converted to cash as described below). After giving effect to the mergers, approximately 14,000,000 shares of Prime common stock issued and outstanding would, as a result of the mergers, be converted into approximately 4,387,950 shares of Saratoga common stock (with the precise number depending upon the extent of fractional shares), after giving effect to the reverse split. After giving effect to the mergers, the 373,800 shares of OptiCare capital stock issued and outstanding would, as a result of the mergers, be converted into approximately 4,387,050 shares of Saratoga common stock (with the precise number depending upon the extent of fractional shares), after giving effect to the reverse split. Because the number of shares of Saratoga common stock authorized for issuance by the Saratoga certificate of incorporation following the reverse split will remain at 50,000,000 shares, the reverse split (before the mergers) will result in approximately 3,240,292 "new" (or post-split) shares of Saratoga common stock available for issuance by Saratoga. Immediately prior to the mergers, Saratoga will have approximately 49,775,000 shares available for issuance. Saratoga intends to issue approximately 8,775,000 shares of common stock in the mergers and will have then approximately 41,000,000 shares of common stock available for issuance.

     Saratoga has no arrangements, understandings, agreements or plans to issue any shares of common stock or securities convertible into common stock, other than:

    o approximately 683,761 shares issuable to Marlin Capital under the convertible notes (see "Related Agreements--Treatment of Prime Class A Preferred Stock and Warrants");

    o approximately 1,463,193 shares issuable upon the exercise of options and warrants issued by OptiCare and Prime, which will be exchanged for combined company options and warrants in connection with the mergers;

    o approximately 407,700 shares and warrants to be issued to Bank Austria AG (or its affiliates) in connection with the new credit facility;

    o options and/or shares issuable pursuant to the Performance Stock Program and the Employee Stock Purchase Plan.

     Dissenters' Rights. Pursuant to the Delaware General Corporation Law, holders of the Saratoga common stock are not entitled to appraisal rights with respect to the Reverse Split.

     Vote Required. An affirmative vote of the holders of a majority of the outstanding shares of Saratoga common stock entitled to vote is required to approve the reverse split.

     No Fractional Shares. Saratoga shall not issue fractional shares on account of the reverse split. Holders of Saratoga common stock who would otherwise be entitled to a fraction of a share on account of the reverse split shall receive, in lieu of a fractional share, an amount in cash equal to the product of

     (i) the fractional share which a holder would otherwise be entitled to, multiplied by

     (ii) an amount which is the closing sale price, or, if not available, the average of the closing bid and closing asked price, of the Saratoga common stock as reported by the National Quotation Bureau, New York, New York, on the business day prior to the effective time of the mergers, divided by

     (iii) 0.06493. No interest shall be payable on the cash-in-lieu amount.

     Federal Income Tax Consequences to Present Holders of Saratoga Common Stock. The following summary of the federal income tax consequences of the reverse split to present holders of Saratoga common stock is based on current law, including the Internal Revenue Code, and is for general information only. The tax treatment of a stockholder may vary depending upon the particular facts and the circumstances of such stockholder. Certain stockholders, including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, non-resident aliens, foreign corporations and persons who do not hold common stock as a capital asset, may be subject to special rules not discussed below. ACCORDINGLY, EACH STOCKHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE REVERSE SPLIT, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL OR FOREIGN INCOME TAXES AND OTHER LAWS.

     The receipt of new shares in the reverse split by pre-merger stockholders of Saratoga should be a non-taxable transaction under the Internal Revenue Code for federal income tax purposes. Consequently, a stockholder receiving new shares will not recognize either gain or loss, or any other type of income, with respect to whole new shares received as a result of the reverse split. In addition, the tax basis of such stockholder's common stock prior to the reverse split will carry over as the tax basis of the holder's new shares. The holding period of the new shares should also include the stockholder's holding period of the common stock prior to the reverse split, provided that the stockholder held such stock as a capital asset on the effective date of the reverse split.

     The receipt by a stockholder of cash in lieu of a fractional new share pursuant to the reverse split will be a taxable transaction for federal income tax purposes. Accordingly, a stockholder who receives cash in lieu of a fractional new share should recognize gain or loss equal to the difference between the amount of cash received and the portion of the aggregate tax basis in his or her shares of common stock allocable to the fractional new share interest for which he/she received cash. If the shares of common stock were held as a capital asset on the effective date of the reverse split, then the stockholder's gain or loss will be a capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if the stockholder's holding period for the shares of common stock is longer than one year.


     Based on certain exceptions contained in regulations issued by the Internal Revenue Service, Saratoga does not believe that it or its stockholders will be subject to backup withholding or informational reporting with respect to cash distributed in lieu of fractional new shares.


     Exchange of Shares--Holders of Saratoga Common Stock Prior to the
Mergers. On or after the effective date of the mergers, Saratoga will mail to each stockholder of record a letter of transmittal and instructions on exchanging his/her share certificate for new certificates. A stockholder will be able to receive a certificate representing new shares and, if applicable, cash in lieu of a fractional new share, only by transmitting to the Exchange Agent such stockholder's stock certificate(s) for shares of common stock outstanding prior to the reverse split, together with the properly executed and completed letter of transmittal, and such evidence of ownership of such shares as the Exchange Agent may require. Stockholders will not receive certificates for new shares unless and until they surrender the certificates representing their shares of common stock outstanding prior to the Mergers. Stockholders should not forward their certificates to the Exchange Agent until they receive the letter of transmittal and should surrender their certificates only with such letter of transmittal. (Holders of OptiCare and Prime securities will receive a different letter of transmittal which explains the procedure for exchanging their certificates representing securities of OptiCare and/or Prime for certificates representing new shares.)

     Payment in lieu of a fractional new share will be made to any Saratoga stockholder entitled thereto promptly after receipt of a properly completed letter of transmittal and stock certificate(s) for all of his or her shares of common stock outstanding prior to the reverse split. There will be no service charge payable by stockholders in connection with the exchange of certificates or in connection with the payment of cash in lieu of the issuance of a fractional new share. The combined company will bear these costs.

     THE BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE REVERSE SPLIT. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE REVERSE SPLIT PROPOSAL.


                       PROPOSAL 3--NAME CHANGE PROPOSAL

     The merger agreement requires Saratoga to change its name, if and when the mergers are completed, to "OptiCare Health Systems, Inc." The name "OptiCare Health Systems, Inc." more accurately describes the business of Saratoga after the mergers. The name change will become effective only if and when the mergers are closed. The American Stock Exchange has advised Saratoga that if and when the listing application is approved, the shares will be traded under the symbol
   .

     Implementation of the name change is contingent upon approval by the Saratoga stockholders and the closing of the mergers.

     A copy of the proposed certificate of amendment to the certificate of incorporation, incorporating the foregoing change, is attached to this Proxy Statement/Prospectus as Annex B. The name change appears in Article FIRST of the certificate.

     Vote Required. An affirmative vote of the holders of a majority of the outstanding shares of Saratoga common stock entitled to vote is required for approval of the name change.

     THE BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE NAME CHANGE. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE NAME CHANGE PROPOSAL.



                     PROPOSAL 4--INDEMNIFICATION PROPOSAL

     At the Special Meeting, the stockholders will be asked to approve a new Article TWELFTH of the certificate of incorporation which will require the combined company to indemnify its officers and directors to the maximum extent permitted under law. The text of the amendment is contained in Article TWELFTH of the proposed certificate of amendment to the certificate of incorporation, which is included in this Proxy Statement/Prospectus as Annex B.


     Implementation of the indemnification proposal is contingent upon approval and adoption by the Saratoga stockholders and the effectiveness of the mergers.


     The boards of directors of Saratoga, OptiCare and Prime each has concluded that the combined company will be better able to attract and retain qualified directors and officers by requiring the combined company to (a) indemnify officers, directors and certain other agents of the combined company to the maximum extent authorized by the Delaware General Corporation Law, and (b) pay the expenses of such persons incurred in connection with any action, suit or proceeding in advance of its final disposition.

     Saratoga has no currently pending or threatened proceedings that would be covered by the indemnification proposal. The indemnification provisions are intended to be applied prospectively. The Saratoga certificate of incorporation does not currently provide for indemnification of the directors and officers. However, the Saratoga By-Laws currently contain indemnification provisions for directors and officers which, among other things, (i) provide indemnification of officers, directors and certain other agents of Saratoga to the maximum extent authorized by the Delaware General Corporation Law and (ii) permits Saratoga to pay expenses in advance of the final disposition of an action, suit or proceeding. The indemnification provisions that the stockholders are being asked to approve generally give the officers and directors the right to payment by Saratoga of expenses incurred in connection with any action, suit or proceeding in advance of its final disposition as opposed to merely permitting Saratoga to advance those expenses. The Saratoga stockholders are disadvantaged if they pursue derivative suits against directors and officers of Saratoga to the extent that Saratoga is required to pay the directors and officers for any damages and expenses that the directors and officers incur in connection with that derivative suit.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the combined company pursuant to the foregoing provisions, or otherwise, the combined company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


     Vote Required. An affirmative vote of the holders of a majority of the outstanding shares of Saratoga common stock entitled to vote at the Special Meeting is required to approve the indemnification proposal.

     THE BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE INDEMNIFICATION PROPOSAL. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE INDEMNIFICATION PROPOSAL.



               PROPOSAL 5--ADOPTION OF PERFORMANCE STOCK PROGRAM


     The board of directors on May 14, 1999, approved, subject to shareholder approval and the effectiveness of the mergers, and recommends to the shareholders for their approval, the adoption of the Performance Stock Program. The following is a brief summary of certain information relating to the Program. This summary does not purport to be complete and is subject in all respects to the applicable provisions of the Program, a copy of which is included in this Proxy Statement/Prospectus as Annex C.


GENERAL

     The Performance Stock Program provides for the issuance of awards of an aggregate maximum of up to the lesser of:

    (a) 3,000,000 shares (after giving effect to the reverse split) of common stock of the combined company, or

    (b) 15% of the sum of

       (1) the number of shares outstanding at the time the limitation in this clause (b) is calculated,

       (2) the number of shares subject to options and performance shares then outstanding, and

       (3) the number of shares then available for future awards under the Program.

     Awards may be comprised of incentive stock options, nonqualified stock options, restricted stock, performance shares or cash units, each as described below. No single individual may receive awards for:

     (a) more than 600,000 shares in 1999 (excluding substitute options granted to option holders of OptiCare and Prime pursuant to the merger agreement) or

     (b) more than 200,000 shares in any subsequent calendar year.

     The number of employees and service providers currently eligible for awards is approximately 950. Authorized but previously unissued shares, treasury shares and shares forfeited under the Program may be issued again under the Program up to the maximum aggregate limit.

     The Program will be administered by the board of directors of the combined company or the compensation committee of the board of directors, consisting of at least two members of the Board, each of whom will be a "Non-Employee Director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and an "outside director" as defined in Treasury Regulations

 Section 1.162-27(e)(3). The compensation committee will have the general authority to interpret the provisions of the Program and adopt such rules as it deems necessary or desirable for the administration of the Program. Its further functions will involve such matters as the selection of employees, consultants and other service providers who will participate in the Program subject to the terms of the Program and the determination of the size and terms of awards made under the Program to such persons.

     The granting of awards pursuant to the Program is discretionary with the compensation committee. The granting of awards to any employee or service provider does not require the combined company to employ or continue to employ the employee or to utilize the services of a service provider.

     The compensation committee shall grant options to purchase an aggregate of approximately 705,000 shares of common stock under the program to option holders of OptiCare and Prime effective as of the mergers in substitution for such options, which shall contain substantially identical terms as the options substituted for, except for a change in the exercise price and the shares for which options can be exercised to reflect the mergers.


NON-QUALIFIED AND INCENTIVE STOCK OPTIONS


     The compensation committee may designate options as either non-qualified stock options (i.e., options not entitled to special tax benefits under the Internal Revenue Code) or incentive stock options pursuant to Section 422 of the Code. See "Federal Income Tax Consequences". Incentive stock options may only be issued to employees and must be issued at an option price no less than the fair market value of the combined company's common stock on the date of the grant (and 110% of fair market value in the case of 10% shareholders). Subject to the foregoing, the price of the shares subject to each option is set by the compensation committee.

     The exercise of options granted under the Program is subject to terms and conditions set by the compensation committee and set in the agreement evidencing the option. The purchase price for the shares acquired upon exercise of the option may be paid:

    (a) in cash or by certified check, or

    (b) at the discretion of the committee, by delivery of one or more stock certificates evidencing other shares of the combined company with a fair market value equal to the option price, or

    (c) by a combination of cash and common stock as described in clauses (a) and (b).

     The compensation committee sets the expiration date of each option, but in the case of incentive stock options, the expiration date may not be longer than ten years from the date of the grant (five years in the case of 10% shareholders).

     All incentive stock options will terminate on the earlier of the expiration date or one year following termination of employment due to disability or death. Upon termination of employment for any reason other than disability or death, all options will expire on the earlier of their expiration date or ninety days following termination of employment, unless otherwise provided in an applicable agreement or instrument. Non-qualified stock options may be subject to the same provisions with respect to termination, or may contain such other provisions as the compensation committee determines.

     Options are not transferable or assignable other than by will or the laws of descent and distribution and are exercisable during the participant's lifetime only by the participant, except that the compensation committee may, in its sole discretion, allow for transfers of awards (other than incentive stock options) to other persons or entities.


RESTRICTED STOCK


     An award of a share of restricted stock is an award to a participant of a share of the common stock of the combined company generally conditioned upon the attainment of performance goals established by the compensation committee for the performance period to which the award relates and the continued employment or retention as a service provider of the participant with the combined company or any majority-owned subsidiary of the combined company through the end of the performance period. During the performance period, the participant has all of the rights of a shareholder of the combined company, including the right to receive dividends, except that the participant shall not have custody of the shares of common stock nor the right to transfer ownership of the shares during the performance period.

     Generally, a participant's termination of employment or provision of services to the combined company prior to the end of the relevant performance period results in forfeiture of an award of restricted stock, although the compensation committee is authorized to determine that all or any portion of the award shall not be forfeited. If a portion of a restricted stock award is forfeited, the non-forfeited portion is reduced by the amount of any dividends previously paid to the participant with respect to the forfeited portion.

     A participant may elect, by written form provided to the compensation committee no later than December 24 of the year prior to the year in which an award of restricted stock is made, to have such award made in the form of performance shares instead, as described below.



PERFORMANCE SHARES OR CASH UNITS


     The compensation committee may establish performance programs and grant awards of performance shares or cash units pursuant to such programs. The compensation committee will establish performance goals and a schedule relating to such goals to determine the performance awards to be granted to participants. At the completion of a performance award period, the compensation committee shall determine the award to be made to each participant by multiplying the number of performance units granted to each participant by a performance factor representing the degree of attainment of the performance goals.

     Performance shares shall generally be paid in the form of common stock, and cash units shall be paid in cash, provided that the compensation committee may pay performance shares in the form of cash at the request of a participant. Payments of performance awards shall be made as soon as practicable after the end of an award period, provided that participants may instead elect, by filing a written form with the compensation committee by December 24 of the year prior to which an award is made, to have such award credited to a performance share account instead (with cash units being converted to performance shares at their current fair market value). Such account will be a bookkeeping account, which will be credited with the performance shares earned, as well as the equivalent (in additional performance shares) of any dividends that would be payable on common stock, and will be paid in the form of common stock upon the termination of a participant's employment or provision of services to the combined company, unless the participant elects to have payment occur on another date by a written election filed with the compensation committee at least one year prior to the date on which the payment would otherwise occur. However, in the event of a participant's disability or death, the participant or the participant's beneficiary will be entitled to receive an immediate payment with respect to the entire performance account.

     Participants who have elected to have performance accounts established for them will also be able to receive payments from such accounts earlier than elected in the event they suffer an unforeseeable financial emergency, as determined in the sole discretion of the compensation committee. They may also elect to receive early payments if they agree to forfeit six percent of the amount of such payment.


THE EFFECT OF A CHANGE IN CONTROL

     In the event of a change in control of the combined company, as defined in the program, all awards will become fully vested and all options will become immediately exercisable if the compensation committee so provides, if an award so provides or if an employment agreement with a recipient of an award so provides.

AMENDMENT, SUSPENSION AND TERMINATION OF THE PROGRAM.


     The board may amend, suspend or discontinue the Program, provided that the board may not take any action which would cause the Program not to comply with Rule 16b-3 under the Securities Exchange Act of 1934, or Section 422 of the Code, or any successor rules.

     The Program will terminate upon adoption by the board of a resolution terminating the Program, or upon the award and vesting of the maximum aggregate number of shares of common stock available under the Program.



EFFECTIVENESS OF THE PROGRAM


     If the stockholders approve the Program, the Program would become effective upon the closing of the mergers. As noted above, Mr. Cooke, holder of more than 64% of Saratoga's common stock, is expected to vote in favor of the Program.


FEDERAL INCOME TAX CONSEQUENCES


 Non-Qualified Stock Options.

    o Holders of non-qualified stock options do not realize income as a result of the grant of the non-qualified stock options, but normally realize compensation income taxable at ordinary income rates upon the exercise of a non-qualified stock option, to the extent that the fair market value of the shares on the date of the exercise of the non-qualified stock options exceeds the option exercise price paid.

    o In the case of an optionee subject to Section 16(b) of the Exchange Act who has held non-qualified stock options for less than six months and exercises such non-qualified stock options, the ordinary income portion generally would be calculated using the fair market value of the shares upon the lapse of the six-month period from the date of grant of such non-qualified stock options rather than the fair market value on the date of exercise, unless the optionee elects to recognize income immediately upon exercise in accordance with Section 83(b) of the Code.

    o The combined company will be entitled to a tax deduction in an amount equal to the amount that the optionee is required to include in ordinary income at the time of such inclusion and will be required to withhold taxes on such ordinary income.

    o The optionee's initial tax basis for shares acquired upon the exercise of a non-qualified stock option will be the option exercise price paid plus the amount of ordinary income realized by the optionee. Any appreciation in the value of such shares subsequent to the date such ordinary income is recognized will qualify for long-term capital gains treatment if held for more than 12 months.


 Incentive Stock Options.

    o Holders of incentive stock options will not be considered to have received taxable income upon either the grant of an incentive stock option or its exercise.

    o Upon the sale or other taxable disposition of the shares of the common stock so acquired, long-term capital gain normally will be recognized in the full amount of the difference between the amount realized upon such disposition and the option exercise price if no disposition of the shares has taken place within either (a) two years from the date of grant of the incentive stock option or (b) one year from the date of transfer of the shares of the common stock to the optionee upon exercise.

    o If the shares of the common stock are sold or otherwise disposed of before the end of the one-year or two-year periods, the difference between the incentive stock option exercise price and the fair market value of the shares of the common stock on the date of exercise of the incentive stock option will be taxed as ordinary income; the balance of the gain, if any, will be taxed as capital gain.

    o If an optionee disposes of shares of the common stock before the expiration of the one-year or two-year periods and the amount realized is less than the fair market value of the shares at the date of exercise, the optionee's ordinary income is limited to the amount realized reduced by the option exercise price paid.

    o The combined company will be entitled to a tax deduction in regard to an incentive stock option only to the extent the optionee has ordinary income upon sale or other disposition of the shares of the common stock.

    o If an optionee transfers shares of the common stock acquired upon the exercise of an incentive stock option to acquire other shares of the common stock in connection with the exercise of another incentive stock option, the optionee will recognize income on the transaction if the transferred shares have not been held for the required holding periods.

    o The difference between the fair market value of the common stock on the exercise date and the exercise price of an incentive stock option is deemed to be a "tax preference" under the alternative minimum tax rules of the Internal Revenue Code.


 Restricted Stock.

    o A recipient of restricted stock will recognize as additional compensation taxable as ordinary income for federal income tax purposes an amount equal to the fair market value of the stock at the time of the lapse of restrictions on the stock plus the amount of any dividends or other distributions not previously received and recognized as additional compensation with respect to such stock, unless the recipient makes an election to include such award in ordinary income at the time of award.

    o Unless such an election is made, a recipient subject to Section 16(b) of the Exchange Act (i.e., officers, directors and 10% stockholders of the combined company) who receives restricted stock will recognize ordinary income at the later of the time of the lapse of restrictions or six months after the date of the award.

    o When a participant disposes of shares of common stock acquired under the Performance Stock Program, any amount received in excess of the value of the shares of common stock on which the participant was previously taxed will be treated as long-term or short-term capital gain, depending upon the holding period of the shares. If the amount received is less than that value, the loss will be treated as long-term or short-term capital loss, depending upon the holding period of the shares.

    o The combined company is entitled to claim a federal income tax deduction in the same amount and at the same time as the recipient recognizes ordinary income.


 Performance Shares and Cash Units.

    o A participant who receives a performance share or cash unit will recognize ordinary compensation income when paid the performance share (in an amount equal to the fair market value of the share when paid, subject to the special six month rule for recipients subject to Section 16(b) of the Exchange Act) or cash.

    o Participants who elect to have performance shares or cash units deferred in a performance share account will delay taxability until amounts are paid with respect to such accounts.

    o The combined company will recognize a deduction when participants recognize ordinary income. The amount of the combined company's deductions will equal the amount of income recognized by the participants.

    o When a participant disposes of shares of common stock acquired as a performance share, or attributable to a performance share account, any amount received in excess of the value of the shares of common stock on which the participant was previously taxed will be treated as long-term or short-term capital gain, depending upon the holding period of the shares. If the amount received is less than that value, the loss will be treated as long-term or short-term capital loss, depending upon the holding period of the shares.

     Vote Required. The vote required for the approval of the Performance Stock Program is a simple majority of the shares of Saratoga common stock present in person or by proxy at the Special Meeting.


     THE BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE PROGRAM. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE PROGRAM.


                            PROPOSAL 6--ADOPTION OF
                         EMPLOYEE STOCK PURCHASE PLAN


     The board of directors on May 14, 1999, approved, subject to stockholder approval, and recommends to the stockholders for their approval, the adoption of the Saratoga Resources, Inc. 1999 Employee Stock Purchase Plan. The following is a brief summary of certain information relating to the Plan. This summary does not purport to be complete and is subject in all respects to the applicable provisions of the Plan, a copy of which is attached hereto as Annex D.



GENERAL

     The Plan provides for an aggregate maximum of up to 450,000 shares of common stock of the combined company to be sold to employees under the terms of the Plan. Authorized but previously unissued shares and treasury shares may be issued under the Plan up to the maximum aggregate limit.


     The Plan will be administered by the compensation committee of the board of directors, consisting of at least two members of the board. The compensation committee will have the general authority to interpret the provisions of the Plan and adopt such rules as it deems necessary or desirable for the administration of the Plan.



ELIGIBILITY

     All employees of the combined company and its subsidiaries, other than certain 5% shareholders, are eligible to participate in the Plan if they customarily work at least 20 hours per week for at least 5 months in a year.


ELECTION TO PARTICIPATE

     Eligible employees elect to participate in the Plan by contributing a portion of their compensation (not to exceed the lesser of 20% of base pay or $21,250) to purchase shares of common stock under the Plan. Participating employees may change their elections at any time, but not more than once in a calendar quarter.


PURCHASE PRICE

     Employee contributions will be used to purchase shares of common stock as of the last business day of each calendar quarter at a price equal to 85% of the then fair market value of such shares. Only whole numbers of shares will be purchased for each employee, with any excess contributions being carried over to the next quarter.


AMENDMENT, SUSPENSION AND TERMINATION OF THE PLAN.


     The board may amend, suspend or discontinue the Plan, provided that the board may not take any action which would cause the Plan not to comply with
Section 423 of the Code, or any successor rules, or change the number of shares reserved under the Plan (other than due to stock splits, stock dividends or other such events).

     The Plan will terminate upon adoption by the board of a resolution terminating the Plan, or upon the sale of the maximum aggregate number of shares of common stock available under the Plan.



EFFECTIVENESS OF THE PLAN


     The proposed Plan shall become effective upon the closing of the mergers.


FEDERAL INCOME TAX CONSEQUENCES

    o  The Employee Stock Purchase Plan will qualify as a plan adopted under
       Section 423 of the Code, and, therefore, an employee will not realize income for federal income tax purposes at the time shares of common stock are purchased. Instead, if the holding period requirement (described below) is satisfied, or if the disposition occurs due to the death of the employee, an employee will recognize as compensation income at the time of sale or other disposition of common stock acquired under the Plan an amount equal to the lesser of (a) the "amount of the discount" or (b) the amount by which the amount realized on such sale or disposition exceeds the amount paid by the employee for the shares. For federal income tax purposes, the term "amount of the discount" with respect to such shares is equal to 15% of the fair market value of the shares on the date of purchase.

    o Any additional gain on the sale or other disposition of common stock will be taxed as long-term capital gain.

    o Any loss on the sale or other disposition of common stock will be treated as long-term capital loss. To meet the holding period requirement under the Code, the common stock must not be sold or otherwise disposed of until at least two years after the purchase.

    o If an employee sells or otherwise disposes of the common stock within two years after the date of purchase (other than due to death), then the employee will recognize as compensation income the full amount of the excess of the market price of common stock at the date of purchase over the amount paid by the employee for the common stock.

    o Any additional gain realized on the sale or other disposition of the common stock will be taxed as a capital gain, which will be long-term if the employee has held the common stock for more than one year, and any loss (after increasing the employee's basis as described below) will be a capital loss.

    o The employee's basis in the common stock will be equal to the purchase price increased by any amount included in income as compensation with respect to such common stock under the foregoing rules.

    o The holding period of the common stock will begin on the day following the date of purchase.

    o The combined company will be entitled to a deduction for the amount of compensation income recognized by an employee who sells or otherwise disposes of the common stock within two years of the date of purchase (other than due to death).

    o The combined company will not be entitled to a deduction for any compensation income recognized by an employee who holds the common stock for at least two years after purchase or who transfers the common stock due to death, or for any capital gain recognized by an employee.

     Vote Required. The vote required for approval of the Employee Stock Purchase Plan is a simple majority of the shares of Saratoga common stock present in person or by proxy at the Special Meeting.


     THE BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE PLAN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE PLAN.

                          DESCRIPTION OF THE MERGERS


MATERIAL CONTACTS AND BOARD DELIBERATIONS


     On October 23, 1998, the board of directors of Prime met and authorized Marlin Capital, L.P. to explore strategic alternatives for Prime, which might include a business combination with another company. Mr. Martin E. Franklin, who is a director of Prime, is also the Chief Executive Officer and principal stockholder of Marlin Holdings, Inc., which is the general partner of Marlin. Marlin currently holds Preferred Stock and detachable warrants in Prime.

     As part of Marlin's ongoing business, Mr. Franklin had been aware of Saratoga. On October 30, 1998 Thomas Cooke, CEO of Saratoga, and Mr. Franklin met in Rye, New York and discussed a proposed transaction between Saratoga and Prime.

     In early November, 1998, Mr. Franklin contacted Dean J. Yimoyines, M.D., Chairman and Chief Executive Officer of OptiCare, to explore whether OptiCare would be interested in a potential business combination with Prime and Saratoga. Mr. Franklin had met Dr. Yimoyines approximately six months earlier through a mutual business acquaintance. Also, Mr. Franklin had previously been aware of Dr. Yimoyines and OptiCare's reputation in the eye care industry. Mr. Franklin indicated that Marlin had been asked by the Prime board to explore strategic alternatives for Prime, which might include a business combination with another company.

     During the November 16, 1998 OptiCare board of directors meeting, OptiCare management advised the board of this initial conversation with Prime and management was authorized by the OptiCare board to continue discussions with Prime. Based on this guidance, representatives of OptiCare and J.P. Morgan Securities, Inc., adviser to OptiCare, met with representatives of Prime and Marlin in mid- and late November, 1998, to better understand each company's organization, structure and financial position.


     On November 29, 1998, Mr. Cooke met with both Mr. Franklin and Ian Ashken of Marlin to discuss proposed terms of a transaction involving Saratoga, Prime and OptiCare.


     The results of these meetings were reviewed with the OptiCare board during its meeting of December 8, 1998. In that meeting, the OptiCare board authorized OptiCare management to pursue discussions of a potential business combination with Prime and Saratoga and to develop those discussions into a more detailed summary of terms.

     On December 10, 1998, the Prime board met and discussed the meetings with management of OptiCare. In that meeting, among other things, the Prime board authorized Prime to enter into a non-binding letter of intent with OptiCare and Saratoga.


     In mid-December, 1998, representatives of OptiCare and Prime began more detailed discussions regarding the form of a potential combination. A preliminary discussion of potential relative contributions by the parties was also reviewed among the principals during those meetings as well as by J.P. Morgan Securities, Inc.


     On December 21, 1998, the Saratoga board met and authorized Mr. Cooke to enter into a non-binding letter of intent for the purpose of merging Saratoga with Prime and OptiCare.


     Based on the outcome of the mid-December discussions, Saratoga, Prime and OptiCare developed a non-binding letter of intent which was signed by all three parties on December 22, 1998. However, the parties agreed to develop a more detailed memorandum of understanding to memorialize a more specific description of the terms of a potential combination.

     Discussions among the parties regarding the components of this memorandum of understanding continued in late December and early January, 1999. An important part of these discussions was the treatment of the status of Prime's ophthalmology business. In particular, the parties discussed the failure of Prime to successfully and profitably perform under its service agreements and the need to alter the way Prime operates this business.

     A proposed memorandum of understanding was presented to the OptiCare board prior to and then reviewed during its meeting of January 13, 1999. J.P. Morgan Securities, Inc., participated in that meeting and advised the OptiCare board that, on the basis of financial information provided by OptiCare and Prime as well as the proposed memorandum of understanding, the transaction appears to be a favorable transaction for OptiCare. At that meeting, the OptiCare board authorized OptiCare management to execute the memorandum of understanding.


     On January 22, 1999, the parties executed the memorandum of understanding.


     In the weeks subsequent to the signing of the memorandum of understanding, each of OptiCare, Prime and Saratoga conducted due diligence with respect to the other parties.

     On February 22, 1999, the parties and/or their legal counsel attended a meeting at OptiCare's offices in Connecticut in order to initiate negotiations of a merger agreement among OptiCare, Prime and Saratoga.


     On February 23, 1999, the Prime board met and discussed the status and timetable of the mergers.

     During a meeting of the OptiCare board on March 5, 1999, management and counsel to OptiCare advised the OptiCare board of the status of OptiCare's due diligence. In that meeting, the OptiCare board authorized OptiCare management to proceed with the possible transaction and pursue continued work on a set of definitive agreements.


     During March, 1999, representatives of OptiCare, Prime and Saratoga and their respective financial and legal advisors negotiated the terms of a merger agreement among the respective companies and engaged in further due diligence.


     In its meeting on March 8, 1999 the Prime board reviewed and discussed the proposed mergers and the merger agreement and authorized the execution of the merger agreement. The merger agreement was approved by the Prime board, with Drs. Allan Barker and Blair Harrold abstaining from the vote. The Prime board considered it to be in the best interest of its stockholders to merge Prime pursuant to the terms of the merger agreement.

     On March 26, 1999, the Saratoga board met and discussed, among other things, the proposed merger agreement, the merger consideration and the mergers. The Saratoga board considered it in the best interest of its stockholders to enter into the merger agreement and to consummate the transactions contemplated thereby. In reaching this determination, the Saratoga board assumed that the spinoff of Saratoga Holdings I, Inc. and the spinoff or divestiture of its other three subsidiaries, Lobo Energy, Inc. Lobo Operating, Inc. and Saratoga-Texas, would be consummated prior to the mergers.

     The OptiCare board met on March 29, 1999 to review the proposed merger agreement and authorized Dr. Yimoyines, in his judgment, to sign the definitive agreement as soon as a number of then open items were resolved. The OptiCare board considered it in the best interests of OptiCare's stockholders to enter into the merger agreement if the open items could be satisfactorily resolved. These open items included, among others, successful negotiation with Drs. Harrold and Barker of Prime on the terms of their participation in the combined company after closing of the mergers as substantial stockholders, directors and senior officers. On March 29, 1999, OptiCare management invited all of its Class B preferred shareholders to an informational meeting to review the terms of the proposed merger with Prime and Saratoga. Along with many of OptiCare's Class B preferred shareholders, representatives from OptiCare and J.P. Morgan Securities, Inc. participated in the meeting in which questions about the potential business combination were raised and addressed.


     On March 30, 1999, Drs. Harrold and Barker sued Prime and certain other parties. Thereafter, the plaintiffs and defendants in that litigation negotiated terms of a potential settlement, which resulted in the execution of a settlement agreement between the parties dated April 9, 1999. After reviewing the terms of the settlement agreement, Saratoga, OptiCare and Prime negotiated several amendments to the draft merger agreement. See "Summary of the Merger Agreement."

     On April 7, 1999, the Prime board met and discussed in detail the draft of the negotiated settlement agreement with Drs. Barker and Harrold. After considerable discussion, the Prime board authorized Prime to accept the settlement agreement.

     On April 9, 1999, Drs. Harrold and Barker entered into a settlement agreement among Optometric EyeCare Centers, P.C., Prime, Consolidated EyeCare, Inc., and the other parties to the lawsuit. For a summary of the background and material terms of the settlement agreement, see "Related Agreements--Settlement Agreement."

     On April 12, 1999, the Prime board approved the terms of the merger agreement and authorized an officer to execute the merger agreement.

     On April 12, 1999, the Saratoga board approved the terms of the merger agreement and authorized Mr. Cooke to execute the merger agreement.

     The merger agreement was signed on April 12, 1999. On April 13, 1999, Saratoga issued a press release announcing the execution of the merger agreement.



SARATOGA'S BUSINESS STRATEGY AND REASONS FOR THE MERGERS

     Saratoga's board of directors wants to effect the mergers as a continuation of its strategy of pursuing potential business opportunities and preserving stockholder value. In 1996, Saratoga (through its wholly owned subsidiary, named Saratoga Resources, Inc., a Texas corporation ("Saratoga-Texas")) sold its oil-producing properties and eliminated its substantial bank debt, leaving Saratoga with approximately $1,500,000 in liquid assets, and certain other assets that Saratoga continues to utilize (through Saratoga-Texas) in its oil and gas exploration and development business.


     In 1998, Saratoga commenced operation of a consumer finance business through a newly organized subsidiary, Saratoga Holdings, I, Inc., a Texas corporation, by the acquisition of a portfolio of consumer debt receivables at a deep discount. Prior to the closing of the mergers, Saratoga intends to distribute to its stockholders, on a pro rata basis, substantially all the capital stock of Saratoga Holdings (except for Saratoga Holdings capital stock held by Saratoga-Texas). Saratoga's board also proposes to dispose of Saratoga-Texas by distributing to the Saratoga stockholders, on a pro rata basis, 100% of the capital stock of Saratoga-Texas (the "Saratoga-Texas Spinoff"). However, Saratoga cannot assure that either the Saratoga Holdings spinoff or the Saratoga-Texas Spinoff will be consummated. Assuming the completion of the Saratoga spinoffs, all the present assets of Saratoga will be distributed to its current stockholders, other than approximately $150,000 in cash. The spinoffs will be carried out immediately prior to the closing of the mergers, and the holders of securities of OptiCare and Prime will not participate in the Saratoga Holdings spinoff or the Saratoga-Texas spinoff. See "Disposition of Saratoga's Subsidiaries" below.

     Saratoga Stock Ownership. Upon closing of the mergers, the stockholders of Saratoga immediately before the effective time of the mergers will have a number of shares of Saratoga Common Stock which will constitute 2.5% of the total amount of Saratoga Common Stock calculated on a primary basis to be outstanding immediately after the effective time, giving effect to the reverse split and the mergers and taking into account any shares of Saratoga Common Stock which are not issued in the mergers and the reverse split because they are attributable to former stockholders of OptiCare and Prime who may have demanded and perfected statutory dissenters' rights.

     Saratoga's Board of Directors believes, after three years of efforts to find other business opportunities, that the mergers, as they have been structured, represent a reasonable opportunity for Saratoga to utilize its assets for the benefit of its stockholders. During the three year period, Saratoga evaluated potential transactions but no proposals were made by, considered by or given to the Saratoga board, except in that during early 1998, Saratoga entered into a purchase and sale agreement for the acquisition of certain oil and gas properties for a purchase price of $27.5 million. Saratoga was ultimately unsuccessful in consummating the acquisition, but was awarded a $400,000 break-up fee.

     The number of Saratoga shares to be issued to the OptiCare and Prime securities holders was determined by negotiation between Saratoga, on the one hand, and Prime and OptiCare, on the other. Inasmuch as Saratoga did not obtain an opinion of a financial advisor regarding the fairness of the mergers to the Saratoga stockholders, nor did it engage any investment banker to undertake an analysis and make financial presentations to the Saratoga board of directors regarding the valuation of Saratoga of each of Prime and OptiCare, Saratoga is not in a position to state that the consideration in the mergers is necessarily reflective or not reflective of the assets or business prospects of any of the parties to the mergers. However, Saratoga does believe that value of the consideration in the mergers represents the results of extensive negotiations, and the Saratoga board has approved this transaction largely in recognition of Saratoga's weak current cash and financial position and the Board's concerns for Saratoga's long term viability.


     On April 12, 1999, the Board of Directors of Saratoga concluded that the mergers were fair to and in the best interests of Saratoga and its stockholders and determined to recommend that the stockholders approve the stockholder proposals in connection with the mergers.



     The evaluation of the mergers and the decision of the board of directors of Saratoga to pursue the mergers were based upon several factors and potential benefits of the mergers including, but not limited to, the following:


    o historical information concerning Saratoga's, OptiCare's and Prime's respective businesses, financial performance and condition, operations, and management;


    o Saratoga management's view of the financial condition, results of operations and businesses of Saratoga, OptiCare and Prime before and after giving effect to the mergers and the Saratoga board's determination of the mergers' effect on stockholder value;


    o current financial market conditions and historical market prices, volatility and trading information of Saratoga;


    o the consideration OptiCare and Prime stockholders will receive in the mergers;



    o the belief that the terms of the merger agreement are reasonable;


    o the spinoffs will be carried out immediately prior to the closing of the mergers, and the holders of securities of OptiCare and Prime will not participate in the Saratoga Holdings Spinoff, the Saratoga- Texas Spinoff or other disposition of Saratoga Holdings or Saratoga-Texas; and


    o substantially all the costs of carrying out the merger agreement, even if the mergers are not consummated, are being paid by OptiCare and Prime.



     The Saratoga board also identified and considered a number of potentially negative factors in its deliberations concerning the mergers, including the following:



    o the risk that the potential benefits of the mergers may not be realized;



    o the possibility that the mergers may not be consummated, even if approved by the stockholders;


    o other risks described in this Prospectus/Proxy Statement under "Risk Factors."



    o the Saratoga board is not in a position to state that the consideration in the mergers is necessarily reflective or not reflective of the value of the assets or business prospects of any parties to the merger, because the Saratoga board did not


       (a) obtain a fairness opinion of a financial advisor, or


       (b) engage an investment banker to analyze the valuation of Saratoga, Prime or OptiCare, Saratoga.

    o The consideration for the mergers is the result of extensive arm's length negotiations.

     The Saratoga board concluded, however, that, on balance, the potential benefits to Saratoga and its stockholders of the mergers outweighed the risks associated with the mergers.

     The discussion of the information and factors considered by the Saratoga board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the mergers, the Saratoga board did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination.



RECOMMENDATION OF SARATOGA'S BOARD OF DIRECTORS


     After careful consideration, the Saratoga board of directors has determined the merger agreement and the mergers are fair to and in the best interests of the Saratoga stockholders. Saratoga's board of directors recommends approval of the amendments of Saratoga's certificate of incorporation and the other proposals as described in this Prospectus/Proxy Statement, so that Saratoga may carry out the mergers.



OPTICARE'S REASONS FOR THE MERGER


     During the last five years, OptiCare has evolved into a company focused on four core businesses: ophthalmology services, retail optometry, managed care services and ambulatory surgery centers, primarily in Connecticut. During that period, OptiCare has developed the management and systems to successfully operate those businesses.

     Given OptiCare's emphasis on operations and systems, management and the board of directors increasingly believed that consolidation opportunities would be available to OptiCare as other eye care companies determined they would benefit from OptiCare's operating capabilities to manage their growing businesses. As a result, in early 1998, OptiCare management recommended to the OptiCare board that OptiCare be available and opportunistic if business combinations in the eye care industry become available. In the second and third quarters of 1998, OptiCare management engaged in preliminary discussions with another eye care company about a potential strategic business combination. These discussions never reached the point of exchanged letters of intent, signed term sheets or specific offers or proposals and, over time, were abandoned. The OptiCare board was presented with an opportunity to consider a potential business combination with Prime and Saratoga during the period from late 1998 to early 1999.

     Prior to executing the merger agreement, the OptiCare board considered the following factors:

     (a) the terms and conditions of the proposed mergers, including the relative valuation of OptiCare. In its assessment of relative valuation, the OptiCare board considered the material drop-off in public market valuations for health care service companies in the physician practice management (PPM) sector. For example, at the time of the board's decision, public PPM stocks were trading at a then current 1999 price/earnings (P/E) multiple of 9.4 versus an 18.6 P/E as of 12/31/98 and 31.7 P/E as of 12/31/97. Given this change in market conditions, the OptiCare board believed management had negotiated a relative valuation on OptiCare that was favorable to its shareholders.

     (b) the financial condition, results of operations, business, market position, prospects and strategic objectives of OptiCare as a stand alone business. The OptiCare board considered OptiCare to be a well managed company, but subscale. It believed that a business combination that provided additional operational scale and national presence would permit its management and extensive systems infrastructure to be much more effectively leveraged. Absent such a scale oriented combination, the OptiCare board believed OptiCare would continue to operate adequately and grow its existing regionally focused business, but not grow as significiently or as efficiently as available through a scale oriented merger;

     (c) the financial condition, results of operations, business, market position, prospects and strategic objectives of Prime and Saratoga. The OptiCare board carefully evaluated the due diligence performed on Prime and Saratoga to assure itself that the scale, resources and business leverage available through this combination was not offset by severely troubled operations that could irreparably damage the combined company. In that regard, the OptiCare board was comforted by the commitment by Prime to discontinue its ophthalmology PPM operations. In addition, the OptiCare board considered it essential for Prime to renegotiate the terms of its indebtedness and was reassured by the successful progress of Prime's discussions with its senior lender; and

     (d) the attractiveness of Saratoga's common stock and Saratoga's status as a public company. The OptiCare board believed that the drop-off in public company PPM stock valuations referenced above also limited the ability of other health care service companies like OptiCare to pursue an initial public offering (IPO) of their services. For example, the OptiCare board confirmed that there had not been a PPM IPO since February 1998 and near term prospects for an IPO were not promising. Therefore, the OptiCare board believed that Saratoga's position as a public company permitted OptiCare to achieve public market liquidity in a way not otherwise available to OptiCare in the foreseeable future.

     The OptiCare board chose to proceed with executing the merger agreement because, in its view:

     (a) the combination offered OptiCare shareholders the opportunity to own a publicly traded stock;

     (b) OptiCare's shareholders would participate in a much bigger company with significantly enhanced scale and potential to leverage OptiCare operating infrastructure;

     (c) The discontinuation of Prime's ophthalmology business and the implementation of a health service organization model and several other structural changes to Prime's organization would improve the value of Prime to the combined company; and

     (d) The transaction was fair and favorable to OptiCare's shareholders.

     The OptiCare board also evaluated several potential negative elements to the proposed transaction. These included:

     (a) the possibility that the combined company would have difficulty integrating OptiCare and Prime, producting unfavorable financial results for the combined company. This concern was the most prominent potentially negative aspect of the proposed combination. In determining that this risk could be managed, the OptiCare board relied on the due diligence of Prime and Saratoga. In its due diligence analysis, OptiCare believe that the three remaining business of Prime (after the ophthalmology business unit was discontinued) were solid, well managed, and profitable on a net operating profit basis. It believed that these operations could be integrated over the time with OptiCare;

     (b) the risks that the merger might not be consummated based on, for example, failure to satisfy some of the closing conditions; and

     (c) other risks described in this Proxy Statement/Prospectus under "Risks Factors".

     The above discussion does not cover everything that the OptiCare board considered. In view of the variety of factors considered in evaluating the mergers, the OptiCare board did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination.


PRIME'S REASONS FOR THE MERGER

     Prime had been engaged in a program of acquisitions of ophthalmology and optometry practices from 1996 through 1998. Most acquisitions were made with a combination of cash, promissory notes and Prime common stock, and the aggregate purchase prices were based upon multiples of the historical earnings of the practices. As these acquisitions were integrated into Prime, earnings did not meet expectations. In 1996 and 1997, Prime suffered losses of $2,204,177 and $1,405,261, respectively.

In the second quarter of 1998, recognizing the need for additional capital, Prime issued convertible preferred stock and warrants for $8,000,000 in cash. By the fourth quarter of 1998, it had become clear to management that Prime would suffer further losses in 1998, due to the poor performance and high debt of the ophthalmology division, in addition to high administration costs. The losses were the principal reason that Prime was in default of various financial covenants of its credit facility with Bank Austria.

     Accordingly, the Prime board of directors determined to:

       (a) dispose of its ophthalmology operations,

     (b) seek a merger partner or other reorganization that would provide quality strategic, corporate and financial management, and

     (c) execute a merger or other reorganization which would enable Prime to restructure its existing debt and access other credit facilities for Prime's core businesses.

     During the fourth quarter 1998 the Prime board retained Marlin to evaluate the Company's strategic alternatives. Marlin reviewed the possibility of Prime continuing to operate on a standalone basis, alternative reorganizations of Prime and the feasibility of Prime raising new capital on a standalone basis. After this review, Marlin advised the Prime board that it is in the best interests of the Prime stockholders and the survival of Prime to exit the physician practice management business and merge with OptiCare.

     In reaching conclusion to exit the Physician Practice Management business, the Prime board undertook the following analysis. The original model on which Prime's largest business segment was based (the PPM model) was not working as originally contemplated either for the Prime or for the physician practices managed by Prime. Prime's other business segment, eye care services, was profitable and could be the foundation for changing Prime's focus from being a management company to becoming a service provider. However, Prime did not have the corporate management expertise in house to effectuate this change; OptiCare on the other hand had invested in management and the infrastructure necessary to run a relatively large services company. It was therefore the Prime board's desire to exit the PPM business to focus on eyecare services, and the OptiCare transaction was the most attractive means of accomplishing this goal. In addition, it had been Prime's stated objective to become a public company and the merger with Saratoga would achieve this objective.

     The Prime board did not quantify any individual aspect of its deliberations, but rather considered the best package it could achieve given Prime's precarious financial position. The only real negative factor considered was the transaction risk involved with actually consummating the series of transactions which involved a number of different parties. However, the Prime board felt that, on balance, taking this risk was better than staying with Prime's current position or other alternatives, none of which were as attractive as the proposed OptiCare and Saratoga transactions.

     Representatives of Prime first met with representatives of OptiCare in November 1998, and the two companies exchanged information about their operations, business strategies, financial condition, and management. The Prime board determined that OptiCare's management and systems would be of value to Prime, and believed that a combination of the two companies could enable Prime to operate its core businesses profitably in the long run and to meet its objectives discussed in items (b) and (c) above. The Prime board chose to proceed with executing the merger agreement because, in its view:

     (a) the combination offered Prime shareholders the opportunity to own a publicly traded stock; and

     (b) the transaction was fair and favorable to Prime's shareholders.

     The above discussion does not cover everything that the Prime board considered. In view of the variety of factors considered in evaluating the mergers, the Prime board did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination.

STRUCTURE OF THE MERGERS AND CONVERSION OF OPTICARE AND PRIME COMMON STOCK


     Prime Shellco Merger Corporation, a newly-formed and wholly-owned subsidiary of Saratoga, will be merged with and into Prime. As a result of the merger, the separate corporate existence of Prime Shellco will cease and Prime will survive the merger as a wholly-owned subsidiary of Saratoga.

     Thereafter, OptiCare Shellco Merger Corporation, a newly-formed and wholly-owned subsidiary of Saratoga, will be merged with and into OptiCare. As a result of the merger, the separate corporate existence of OptiCare Shellco will cease and OptiCare will survive the merger as a wholly-owned subsidiary of Saratoga.

     Prime. In the mergers, each outstanding share of Prime common stock (other than shares held by Prime and its subsidiaries) will be converted into the right to receive 0.3134 share of Saratoga common stock (subject to adjustment, if any, as described below). Based upon current available information, Prime stockholders will receive, for each share of Prime common stock, 0.3134 shares of Saratoga common stock.

     The Prime exchange ratio, i.e., the number of shares of Saratoga stock exchangeable for a single share of Prime common stock, is the quotient of

     (a) the number of shares of Saratoga common stock which shall equal 48.755% of the total amount of Saratoga common stock calculated on a primary basis to be outstanding immediately after the effective time of the mergers, divided by

     (b) the number of outstanding shares of Prime stock calculated on a primary basis.

     In determining the Prime exchange ratio, we will not count as outstanding Prime shares the number of shares of Prime stock held by dissenting stockholders of Prime who have demanded cash payment of the fair value of their Prime shares; likewise, we will not count as outstanding Saratoga shares the number of shares of Saratoga stock that would otherwise issuable to the Prime dissenting stockholders or OptiCare dissenting stockholders, if any. All calculations will be made after giving effect to the reverse split. The Prime exchange ratio stated above, i.e., 0.3134, may change because of changes in the numbers determined in clauses (a) and (b) prior to the effective time of the mergers.

     OptiCare. In the mergers, each outstanding share of OptiCare stock (other than shares held by OptiCare and its subsidiaries) will be converted into the right to receive 11.7364 shares of Saratoga common stock (subject to adjustment, if any, as described below). Based upon current available information, OptiCare stockholders will receive, for each share of OptiCare stock, 11.7364 shares of Saratoga common stock.

     The OptiCare exchange ratio, i.e., the number of shares of Saratoga stock exchangeable for a single share of OptiCare stock, is the quotient of:

     (a) the number of shares of Saratoga common stock which shall equal 48.745% of the total amount of Saratoga common stock calculated on a primary basis to be outstanding immediately after the effective time of the mergers, divided by
   (b) the number of outstanding shares of OptiCare stock calculated on a primary basis.

     In determining the OptiCare exchange ratio, we will not count as outstanding OptiCare shares the number of shares of OptiCare stock held by dissenting stockholders of OptiCare who have demanded cash payment of the fair value of their OptiCare shares; likewise, we will not count as outstanding Saratoga shares the number of shares of Saratoga stock that would otherwise issuable to the OptiCare dissenting stockholders or Prime dissenting stockholders, if any. All calculations will be made after giving effect to the reverse split. The OptiCare exchange ratio stated above, i.e., 11.7364, may change because of changes in the numbers determined in clauses (a) and (b) prior to the effective time of the mergers.

     The number of shares of Saratoga common stock issuable in the mergers will be proportionately adjusted for any stock split, stock dividend or similar event with respect to OptiCare stock or Prime common stock or Saratoga common stock effected between the date of the merger agreement and the closing of the mergers other than the reverse split.

     No certificate or scrip representing fractional shares of Saratoga's common stock will be issued in connection with the mergers. Instead OptiCare and Prime stockholders will receive cash, without interest, in lieu of a fraction of a share of Saratoga common stock.


EXCHANGE OF OPTICARE AND PRIME STOCK CERTIFICATES FOR SARATOGA STOCK
CERTIFICATES


     When the mergers are completed, Saratoga's exchange agent will mail to OptiCare and Prime stockholders a letter of transmittal and instructions for use in surrendering OptiCare and Prime stock certificates in exchange for Saratoga certificates. When the OptiCare and Prime stockholders deliver their stock certificates to the exchange agent along with an executed letter of transmittal and any other required documents, their stock certificates will be canceled, and they will receive Saratoga stock certificates representing the number of full shares of Saratoga common stock to which they are entitled under the merger agreement. OptiCare and Prime stockholders will receive payment in cash, without interest, in lieu of any fractional shares of Saratoga common stock which would have been otherwise issuable to them in the mergers.


     OPTICARE AND PRIME STOCKHOLDERS SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES FOR EXCHANGE UNLESS AND UNTIL THEY RECEIVE THE TRANSMITTAL INSTRUCTIONS AND A FORM OF LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.


     OptiCare and Prime stockholders are not entitled to receive any dividends or other distributions on Saratoga common stock until the mergers are completed and they have surrendered their stock certificates in exchange for Saratoga stock certificates. In particular, they will not participate in the spinoffs or other dispositions of Saratoga Holdings and Saratoga--Texas.


     Subject to the effect of applicable laws, promptly following surrender of OptiCare or Prime stock certificates, as the case may be, and the issuance of the corresponding Saratoga certificates, OptiCare or Prime stockholders, as the case may be, will be paid the amount of dividends or other distributions, without interest, with a record date after the completion of the mergers which were previously paid with respect to their whole shares of Saratoga common stock. At the appropriate payment date, OptiCare and Prime stockholders, as the case may be, will also receive the amount of dividends or other distributions, without interest, with a record date after the completion of the mergers and a payment date after they exchange their stock certificates for Saratoga stock certificates.

     Saratoga will only issue OptiCare and Prime stockholders a Saratoga stock certificate or a check in lieu of a fractional share in the name in which the surrendered stock certificate is registered. If OptiCare or Prime stockholders wish to have certificates issued in another name, they must present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show the payment of any applicable stock transfer taxes.


MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

     The following general discussion summarizes certain material federal income tax consequences of the mergers. This discussion is based on the Internal Revenue Code, the related regulations promulgated, existing administrative interpretations and court decisions, all of which are subject to change, possibly for retroactive effect. This discussion assumes that OptiCare and Prime stockholders hold their shares of OptiCare Stock and Prime Stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code. This discussion does not address all aspects of federal income taxation that may be important to stockholders in light of their particular circumstances or if they are subject to special rules. These special rules include rules relating to:

    o stockholders who are not citizens or residents of the United States

    o financial institutions

    o tax-exempt organizations

    o insurance companies

    o dealers in securities

    o stockholders who acquired their shares of stock through the exercise of options or similar derivative securities or otherwise as compensation.


     The obligations of the parties to complete the mergers are not conditioned on the delivery of an opinion regarding federal income tax consequences of the mergers. Nevertheless, Saratoga will obtain an opinion from Deloitte & Touche LLP regarding material federal income tax consequences of the mergers to the stockholders of Saratoga as well as the tax treatment of the mergers to Saratoga. Neither Prime nor OptiCare intends to obtain such a tax opinion.

     We understand that the mergers will have the federal income tax consequences discussed below, but only our understanding of the material federal income tax consequences of the mergers to Saratoga and its stockholders are based upon the advice of Saratoga's tax advisor. We cannot assure that the IRS or a court will not adopt contrary positions if the issues are litigated.

     Tax Implications to Saratoga Stockholders. Current stockholders of Saratoga will not recognize gain or loss for federal income tax purposes as a result of the mergers. See "Special Meeting-- Proposal 2--Reverse Split Proposal" for a discussion of certain tax effects of the reverse split.

     Tax Implications to OptiCare and Prime Stockholders.

    o Except as discussed below, current stockholders of OptiCare and Prime should not recognize gain or loss for federal income tax purposes on the exchange of their stock for Saratoga common stock in the mergers.

    o The aggregate tax basis of the Saratoga common stock received as a result of the mergers should be the same as the aggregate tax basis in the stock surrendered in the exchange, reduced by the tax basis of any shares of stock for which cash is received instead of fractional shares of Saratoga common stock.

    o The holding period of the Saratoga common stock received as a result of the exchange should include the period during which the stock exchanged in the merger was held.

    o OptiCare and Prime stockholders should recognize gain or loss for federal income tax purposes with respect to the cash they receive instead of a fractional share interest in Saratoga common stock.

    o The gain or loss will be measured by the difference between the amount of cash they receive and the portion of the tax basis of their shares of OptiCare and Prime stock allocable to the shares of stock exchanged for the fractional share interest.

    o This gain or loss will be capital gain or loss and will be a long-term capital gain or loss if the shares of stock have been held for more than one year at the time the merger is completed.

     Tax Implications to Saratoga, OptiCare and Prime. Saratoga, including its merger subsidiaries, and each of OptiCare and Prime should not recognize gain or loss for federal income tax purposes as a result of the mergers.

     THE ABOVE DISCUSSION IS ONLY A GENERAL SUMMARY, AND IT IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL FEDERAL INCOME TAX CONSEQUENCES OR ANY OTHER TAX CONSEQUENCES OF THE MERGERS. IN ADDITION, THIS DISCUSSION DOES NOT ADDRESS TAX CONSEQUENCES WHICH MAY VARY WITH, OR ARE CONTINGENT ON, YOUR INDIVIDUAL CIRCUMSTANCES. MOREOVER, THIS DISCUSSION DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGERS. ACCORDINGLY, STOCKHOLDERS ARE STRONGLY URGED TO CONSULT WITH THEIR TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES OF THE MERGERS.


ACCOUNTING TREATMENT OF THE MERGERS

     The Prime acquisition has been accounted for as a reverse acquisition by Prime of Saratoga at book value with no adjustments reflected to historical values. The acquisition of OptiCare by Saratoga has been accounted for under the purchase method of accounting with the excess of purchase price over the fair value of net assets acquired being recorded as goodwill.

REGULATORY FILINGS AND APPROVALS REQUIRED TO COMPLETE THE MERGERS

     The mergers are subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act, which prevents certain transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the appropriate waiting periods end or expire. The parties have filed the required information and materials with the Department of Justice and the Federal Trade Commission and early termination of the applicable waiting period has been granted.


     The Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the mergers on antitrust grounds either before or after expiration of the waiting period. Accordingly, at any time before or after the completion of the mergers, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could take action under the antitrust laws. Certain other persons could take action under the antitrust laws, including seeking to enjoin the mergers. Additionally, at any time before or after the completion of the mergers, notwithstanding that the applicable waiting period expired or ended, any state could take action under the antitrust laws. A challenge to the mergers could be made and if a challenge is made we may not prevail.

     Other regulatory approvals include:

    o compliance with applicable state securities laws;


    o consents to change of control with respect to two ambulatory surgical centers in Connecticut;


    o consents to change of control with respect to two HMO's in North Carolina and Texas.

     Saratoga is not aware of any other material governmental or regulatory approval required for completion of the merger, other than the effectiveness of the registration statement of which this Prospectus/Proxy Statement is a part, compliance with applicable corporate law of Delaware and Connecticut and regulatory approvals of the insurance departments of North Carolina and Texas.

     The parties are not required to close unless the regulatory conditions to the completion of the mergers are satisfied.


STOCK EXCHANGE LISTING


     It is a condition to the mergers that the shares of Saratoga common stock to be issued in connection with the mergers be approved for listing on either the American Stock Exchange or NASDAQ. Saratoga intends to list its securities on the American Stock Exchange. However, if the Saratoga common stock is not accepted for listing on either Amex or NASDAQ, the parties intend to have the Saratoga common stock continue to be traded over the counter and reported on the OTC Bulletin Board operated by the National Association of Securities Dealers.



STOCKHOLDERS' APPRAISAL RIGHTS


     Saratoga. Stockholders of Saratoga are not entitled to appraisal rights under the Delaware General Corporation Law in connection with the mergers or the reverse split.

     OptiCare. Holders of OptiCare stock are entitled to relief as dissenting shareholders under Sections 33-855 through 33-868 of the Connecticut Business Corporation Act. An OptiCare shareholder will be entitled to such relief, however, only if he or she complies strictly with all of the procedural and other requirements of Sections 33-855 through 33-868. The following summary is qualified in its entirety by reference to Sections 33-855 through 33-868, a copy of which will be provided to the OptiCare shareholders.

     Throughout this section of this proxy statement and prospectus, when we refer to the Connecticut Business Corporation Act, we mean the Connecticut Business Corporation Act as in effect on the date of this proxy statement and prospectus. In accordance with the provisions of Sections 33-855 to 33-872 of the Connecticut Business Corporation Act, OptiCare shareholders are entitled to dissent from, and shall have the right to be paid the fair value of all shares of OptiCare Class A preferred stock and OptiCare Class B preferred stock they own in the event of consummation of the OptiCare merger. The rights of OptiCare shareholders to be paid the value of their OptiCare stock pursuant to Sections 33-855 to 33-872 of the Connecticut Business Corporation Act are their exclusive remedy as holders of such stock with respect to the OptiCare merger, whether or not they proceed as provided in the statute. We advise all dissenting OptiCare shareholders to seek independent counsel before exercising their dissenters' rights. This proxy statement and prospectus constitutes notice to holders of shares of OptiCare's Class A preferred stock and Class B preferred stock of the availability of dissenters' rights under Connecticut Business Corporation Act Sections 33-855 to 33-872.

     As provided in Connecticut Business Corporation Act Section 33-861(a), any OptiCare shareholder who wishes to assert dissenters' rights:

    o must deliver to OptiCare, before the vote is taken on the OptiCare merger, written notice of such shareholder's intent to demand payment for his or her OptiCare stock if the OptiCare merger is consummated; and

    o must not vote such shares in favor of the OptiCare merger.

That notice may be addressed to OptiCare's registered agent at its registered office or to OptiCare or its corporate secretary at the following address: 87 Grandview Avenue, Waterbury, Connecticut 06708. We suggest that OptiCare shareholders use registered or certified mail, return receipt requested for this purpose.

     AN OPTICARE SHAREHOLDER WHO VOTES IN FAVOR OF THE OPTICARE MERGER MAY NOT EXERCISE DISSENTERS' RIGHTS.

     AN OPTICARE SHAREHOLDER WHO RETURNS A SIGNED PROXY WITHOUT SPECIFYING IN THE PROXY EITHER A VOTE -AGAINST" APPROVAL OF THE OPTICARE MERGER OR AN INSTRUCTION TO ABSTAIN FROM VOTING, WILL BE DEEMED TO HAVE VOTED "FOR" APPROVAL OF THE OPTICARE MERGER, WHICH WILL HAVE THE EFFECT OF WAIVING HIS OR HER DISSENTERS' RIGHTS. ABSTAINING FROM VOTING OR VOTING "AGAINST" APPROVAL OF THE OPTICARE MERGER WILL NOT CONSTITUTE A WAIVER OF DISSENTERS' RIGHTS.

     A VOTE "AGAINST" THE OPTICARE MERGER WILL NOT, HOWEVER, SATISFY THE REQUIREMENT THAT A DISSENTING OPTICARE SHAREHOLDER DELIVER HIS OR HER WRITTEN NOTICE OF INTENT TO DEMAND PAYMENT IF THE OPTICARE MERGER IS CONSUMMATED. IN ADDITION, A VOTE "AGAINST" APPROVAL OF THE OPTICARE MERGER WILL NOT SATISFY ANY OTHER NOTICE REQUIREMENT UNDER CONNECTICUT LAW WITH RESPECT TO DISSENTERS' RIGHTS.

     A demand for payment must be executed fully and correctly, as the shareholder of record's name appears on the share certificate. A beneficial owner of OptiCare stock who is not the record owner may demand payment with respect to all (but not less than all) shares held on his or her behalf if the beneficial owner submits to OptiCare a written consent of the record holder upon or before asserting dissenter's rights.

     As provided in Connecticut Business Corporation Act Section 33-862, if the OptiCare merger is approved and consummated, OptiCare must deliver a written dissenters' notice to all of its shareholders who have satisfied the above described requirements of Connecticut Business Corporation Act Section 33-861(a) no later than ten days after consummation of the OptiCare merger. That dissenters' notice must:

    o state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

    o inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

    o supply a form for demanding payment that both includes the date of the first announcement to news media or to shareholders of the terms of the OptiCare merger and requires that each OptiCare shareholder asserting dissenters' rights certify whether or not such shareholder acquired beneficial ownership of his or her OptiCare stock before that date;

    o set a date by which OptiCare must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date OptiCare delivers the written dissenters' notice; and

    o be accompanied by a copy of Connecticut Business Corporation Act Sections 33-855 to 33-872.

     As provided in Connecticut Business Corporation Act Section 33-863(a), an OptiCare shareholder receiving a dissenters' notice must:

    o demand payment;

    o certify whether such shareholder acquired beneficial ownership of his or her OptiCare stock before the date of the first announcement to news media or to shareholders of the terms of the OptiCare merger as set forth in the dissenters' notice; and

    o deposit the certificate or certificates representing such shareholder's OptiCare stock in accordance with the terms of the dissenters' notice. AN OPTICARE SHAREHOLDER WHO DOES NOT DEMAND PAYMENT OR DEPOSIT HIS OR HER STOCK CERTIFICATES, EACH BY THE DATE SET FORTH IN THE DISSENTERS' NOTICE, WILL NOT BE ENTITLED TO PAYMENT FOR HIS OR HER OPTICARE STOCK UNDER CONNECTICUT BUSINESS CORPORATION ACT SECTIONS 33-855 TO 33-872.

     Except as provided below, upon receipt of a payment demand, OptiCare will pay each OptiCare shareholder who makes a proper demand for payment pursuant to Connecticut Business Corporation Act Section 33-863(a) the amount it estimates to be the fair value of such shareholder's OptiCare stock, plus accrued interest, as provided in Connecticut Business Corporation Act Section 33-865(a). That payment must accompanied by:

    o OptiCare's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year and a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

    o a statement of OptiCare's estimate of the fair value of the shares;

    o an explanation of how the interest was calculated;

    o a statement of the OptiCare shareholder's right to demand payment under Connecticut Business Corporation Act Section 33-868; and

    o a copy of Connecticut Business Corporation Act Sections 33-855 to
      33-872.

     Under Connecticut Business Corporation Act Section 33-867(a), OptiCare may elect to withhold payment required by Connecticut Business Corporation Act
Section 33-865 from an OptiCare shareholder, unless the shareholder was the beneficial owner of shares before the date of the first announcement to news media or to shareholders of the terms of the OptiCare merger. If OptiCare elects to withhold payment under Connecticut Business Corporation Act Section 33-867(a), after the OptiCare merger, it must estimate the fair value of the shares, plus accrued interest, and must pay that amount to each OptiCare shareholder who agrees to accept it in full satisfaction of the shareholder's demand. OptiCare must send with its offer a statement of OptiCare's estimate of the fair value of the shares, an explanation of how OptiCare calculated interest and a statement of the shareholder's right to demand payment under Connecticut Business Corporation Act Section 33-868.

     Under Connecticut Business Corporation Act Section 33-868, a dissenting OptiCare shareholder may notify OptiCare in writing of such shareholder's own estimate of the fair value of his or her OptiCare stock and the amount of interest due, and demand payment of his or her estimate, less any payment OptiCare makes under Connecticut Business Corporation Act Section 33-865, if:

    o such OptiCare shareholder believes that the amount paid under Connecticut Business Corporation Act Section 33-865 is less than the fair value of such shareholder's OptiCare stock or that the interest due is incorrectly calculated;

    o OptiCare fails to make payment under Connecticut Business Corporation Act Section 33-865 within 60 days after the date set for such shareholder's demand payment; or

    o OptiCare fails to close the OptiCare merger and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     A dissenting OptiCare shareholder will waive his or her right to demand payment under Connecticut Business Corporation Act Section 33-868 if such shareholder does not notify OptiCare of his or her demand in writing within 30 days after OptiCare makes payment for such shareholder's shares.

     Under the Connecticut Business Corporation Act Section 33-871(a) and (b), if a dissenting OptiCare shareholder's demand for payment under Connecticut Business Corporation Act Section 33-868 remains unsettled, OptiCare must commence a proceeding within 60 days after receipt of such shareholder's demand for payment and must petition the superior court for the judicial district where its registered office in the State of Connecticut is located to determine the fair value of such shareholder's OptiCare stock and accrued interest. If OptiCare fails to timely commence such proceeding, it must pay each dissenting OptiCare shareholder whose demand remains unsettled the amount demanded. All dissenting OptiCare shareholders making such demand for payment as described above, whose demands remain unsettled, shall be made parties to the proceeding, and all parties must be served with a copy of the petition. Dissenting OptiCare shareholders who do not reside in Connecticut may be served by registered or certified mail or by publication as provided by law. The jurisdiction of the court is plenary and exclusive. The court may, but need not, appoint one or more appraisers to receive evidence and recommend a decision on the question of fair value. If appointed, the appraisers will have the powers described in the order appointing them, or in any amendment to it. The dissenting OptiCare shareholders will be entitled to the same discovery rights as parties in other civil proceedings. Each OptiCare shareholder made a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds the fair value of such shareholder's OptiCare stock, plus interest, exceeds the amount paid by OptiCare.

     The costs and expenses, including the reasonable compensation and expenses of court-appointed appraisers, of any such proceeding will be determined by the court and will be assessed against OptiCare, except that the court may assess costs against all or some OptiCare dissenting shareholders, in amounts the court finds equitable, to the extent the court finds that they acted arbitrarily, vexatiously or not in good faith in demanding payment under Connecticut Business Corporation Act Section 33-868. The court may also assess the fees and expenses of counsel and experts employed by any party, in amounts the court finds equitable:

    o against OptiCare in favor of any or all dissenting OptiCare shareholders, if the court finds that OptiCare failed to substantially comply with the requirements of Connecticut Business Corporation Act Sections 33-860 to 33-868, inclusive, or

    o against either OptiCare or a dissenting OptiCare shareholder, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to rights provided by Connecticut Business Corporation Act Sections 33-855 to 33-872, inclusive.

If the court finds that the services of counsel for any dissenting OptiCare shareholder were of substantial benefit to other dissenting OptiCare shareholders similarly situated, and that such fees should not be assessed against OptiCare, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenting OptiCare shareholders who were benefitted.

     The foregoing is only a summary of the dissenters' rights of holders of OptiCare stock. Any OptiCare shareholder who intends to exercise dissenters' rights should carefully review the text of the applicable provisions of the Connecticut Business Corporation Act, and should also consult with his or her attorney. THE FAILURE OF A HOLDER OF OPTICARE STOCK TO FOLLOW PRECISELY THE PROCEDURES SUMMARIZED ABOVE AND SET FORTH IN THE CONNECTICUT BUSINESS CORPORATION ACT MAY RESULT IN LOSS OF DISSENTERS' RIGHTS.

     HOLDERS OF SHARES OF OPTICARE STOCK CONSIDERING DEMANDING THE PURCHASE OF THEIR SHARES AT FAIR VALUE SHOULD KEEP IN MIND THAT THE FAIR VALUE OF THEIR SHARES DETERMINED UNDER CONNECTICUT BUSINESS CORPORATION ACT SECTIONS 33-855 TO 33-872 COULD BE MORE, THE SAME, OR LESS THAN THE MERGER CONSIDERATION THEY ARE ENTITLED TO RECEIVE PURSUANT TO THE OPTICARE MERGER IF THEY DO NOT EXERCISE DISSENTERS' RIGHTS. IN ADDITION, SUCH OPTICARE SHAREHOLDERS SHOULD CONSIDER THE FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING DISSENTERS' APPRAISAL RIGHTS.

     Completion of the merger is subject to a number of conditions including the requirement that shares of OptiCare stock with respect to which dissenters' rights have been asserted and perfected under Section 33-855 to 33-872 of the Connecticut Business Corporation Act not constitute more than 5% of the issued and outstanding shares of OptiCare stock. See "Summary of the Merger Agreement--Conditions to Completion of the Mergers."

     Prime. Under Delaware law, any Prime stockholder who does not wish to accept the merger consideration to be paid to Prime stockholders pursuant to the merger agreement may dissent from the Prime Merger and elect to have the fair value of his shares of Prime common stock judicially determined and paid in cash, provided that he complies with the provisions of Delaware law.

     The following is a brief summary of the material terms of the statutory procedures to be followed by a Prime stockholder in order to dissent from the merger and perfect appraisal rights under the Delaware law. WE URGE YOU TO READ
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW IN ITS ENTIRETY.


     If any Prime stockholder elects to exercise his/her right to dissent from the merger and demand appraisal, such stockholder must satisfy each of the following instructions:


    o Deliver a written demand for appraisal to Prime on or before the vote is taken at the Prime special meeting. This written demand for appraisal must be separate from your proxy or vote against the merger agreement.

    o Not vote in favor of the merger agreement. If you vote in favor of the merger agreement, by proxy or in person, if you return a signed proxy and fail to vote against approval or if you abstain from voting, you will have waived your right of appraisal, even if you previously filed a written demand for appraisal.


    o Continuously hold such shares of Prime common stock from the date of the making of the demand through the closing of the Prime Merger. You should read the paragraphs below for more details on making a demand for appraisal.


     If a Prime stockholder fails to comply with any of these conditions and the Prime Merger becomes effective, such stockholder will only be entitled to receive the Prime merger consideration provided in the merger agreement; i.e., shares of Saratoga common stock.

     All written demands for appraisal should be addressed to: Gregg Luchs, Esq., PrimeVision Health, Inc., 150 Fayetteville Street Mall--Suite 1000, Raleigh, N.C. 27601 before the taking of the vote concerning the merger agreement at the Prime special meeting, and should be executed by, or on behalf of, the stockholder of record. Such demand must reasonably inform Prime of the identity of the stockholder and that such stockholder is thereby demanding appraisal of his shares.


     TO BE EFFECTIVE, A DEMAND FOR APPRAISAL MUST BE EXECUTED BY OR FOR THE STOCKHOLDER OF RECORD WHO HELD SUCH SHARES ON THE DATE OF MAKING SUCH DEMAND, AS SUCH STOCKHOLDER'S NAME APPEARS ON HIS CERTIFICATE(S) AND CANNOT BE MADE BY THE BENEFICIAL OWNER IF HE/SHE DOES NOT ALSO HOLD THE SHARES OF RECORD. THE BENEFICIAL HOLDER MUST, IN SUCH CASE, HAVE THE REGISTERED OWNER SUBMIT THE REQUIRED DEMAND IN RESPECT OF SUCH SHARES.


     Within 10 days after the closing of the merger, Prime (as the surviving corporation in the merger) must give written notice that the merger has become effective to each stockholder who files a demand for appraisal and who did not vote in favor of the merger agreement. Within 120 days after the closing of the merger, either Prime, or any holder of shares of Prime common stock who has complied with the requirements of Section 262 of the Delaware General Corporation Law, may file a petition in the Delaware court of chancery demanding a determination of the value of the shares of Prime common stock held by all stockholders entitled to appraisal. Prime does not presently intend to file such a petition. Inasmuch as Prime has no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify such stockholder's previous written demands for appraisal. In any event, at any time within 60 days after the closing of the merger or at any time thereafter with the written consent of Prime, any stockholder who has demanded appraisal has the right to withdraw the demand and to accept payment of the merger consideration provided in the merger agreement.

     Within 120 days after the closing of the merger, any stockholder who has complied with the provisions of Section 262 of the Delaware General Corporation Law to that point in time will be entitled to receive from Prime as the surviving corporation, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. After the merger, Prime must mail such statement to the stockholder within 10 days of receipt of such request.


     If a petition for appraisal is duly filed by a stockholder and a copy thereof is delivered to Prime, Prime will then be obligated within 20 days to provide the court of chancery with a duly verified list containing the names and addresses of all Prime stockholders who have demanded an appraisal of their shares and with whom agreement as to the value of such shares has not been reached. After notice to such stockholders, the Delaware court of chancery is empowered to conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 of the Delaware General Corporation Law and who have become entitled to appraisal rights under that section. The court of chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the registry in chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the court of chancery may dismiss the proceedings as to such stockholder.

     After determination of the stockholders entitled to an appraisal, the court of chancery will appraise the shares of Prime common stock, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the Prime merger. When the value is so determined, the court of chancery will direct the payment by Prime of such value, with interest thereon, simply or compound, if the court of chancery so determines, to the stockholders entitled to receive the same, upon surrender to Prime by such stockholders of the certificates representing such Prime common stock.


     THE FAIR VALUE OF THEIR SHARES OF PRIME COMMON STOCK DETERMINED UNDER
SECTION 262 OF THE DELAWARE CORPORATION LAW COULD BE MORE THAN, THE SAME AS, OR LESS THAN THE MERGER CONSIDERATION THAT PRIME STOCKHOLDERS ARE TO RECEIVE PURSUANT TO THE MERGER AGREEMENT IF THEY DO NOT SEEK APPRAISAL OF THEIR SHARES OF PRIME COMMON STOCK. PRIME STOCKHOLDERS SHOULD ALSO CONSIDER THE FEDERAL TAX CONSEQUENCES OF EXERCISING DISSENTERS' APPRAISAL RIGHTS.


     Costs of the appraisal proceeding may be assessed against Prime and the stockholders participating in the appraisal proceeding by the court of chancery, as the Delaware court deems equitable under the circumstances. Upon application of any stockholder, the court of chancery may determine the amount of interest, if any, to be paid upon the value of the Prime common stock owned by stockholders entitled to the payment of interest. Upon application of a stockholder, the court of chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable counsel fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any stockholder who has demanded appraisal rights will not, after the closing of the merger, be entitled to:

    o vote the Prime common stock subject to such demand for any purpose;

    o receive the Saratoga common stock subject to such demand for any purpose;

    o receive payment of dividends or any other distribution with respect to such shares other than dividends or distributions, if any, payable to holders of record as of a record date prior to the effective time of the merger;


    o receive the payment of the consideration provided for in the merger agreement.


     However, if no petition for an appraisal is filed within 120 days after the closing of the merger or if such stockholder delivers to Prime a written withdrawal of his demand for an appraisal and an acceptance of the merger, either within 60 days after the closing of the merger, or thereafter with the written approval of Prime, then the right of such stockholder to an appraisal will cease. Notwithstanding the foregoing, no appraisal proceeding in the court of chancery will be dismissed as to any stockholder without the approval of the court, and such approval may be conditioned upon such terms as the court deems just.

     FAILURE TO COMPLY STRICTLY WITH THESE PROCEDURES WILL CAUSE THE STOCKHOLDER TO LOSE HIS/HER DISSENTERS' RIGHTS. CONSEQUENTLY, ANY PRIME STOCKHOLDER WHO DESIRES TO EXERCISE DISSENTERS' RIGHTS IS URGED TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO EXERCISE SUCH RIGHTS.

     Completion of the merger is subject to a number of conditions including the requirement that shares of Prime common stock with respect to which dissenters' rights have been asserted and perfected under Section 262 of the Delaware General Corporation Law shall not constitute more than 5% of the issued and outstanding shares of Prime common stock. See "Summary of the Merger Agreement--Conditions to Completion of the Mergers."



BOARD OF DIRECTORS AND MANAGEMENT OF SARATOGA FOLLOWING THE MERGERS

     The merger agreement specifies certain persons who shall be directors and officers of the combined company following the mergers. See "Management of the Combined Company following closing of the mergers."


OPERATIONS AFTER THE MERGERS

     Following the mergers, each of OptiCare and Prime will continue its operations as a wholly-owned subsidiary of Saratoga. The stockholders of OptiCare and Prime will become stockholders of Saratoga, and their rights as stockholders will be governed by Saratoga's certificate of incorporation, the Saratoga By-laws and the laws of the State of Delaware. See "Comparison of Stockholder Rights." It is the intention of the parties that the management of OptiCare prior to the mergers will control the corporate activities of Saratoga after the mergers. This decision was in keeping with the Prime board's decision for proceeding with the merger, as one of the attractions of OptiCare was their strong strategic, corporate and financial management team, together with Prime's strong operational management team.


DISPOSAL OF PRIME'S OPHTHALMOLOGY OPERATIONS

     Following the Prime board's decision to reorganize and dispose of its ophthalmology operations, management of Prime entered into discussions with the practices with which they had entered into administrative services agreements. Based on discussions with these individual practices Prime negotiated a transaction with each practice whereby the physicians would take back substantially all of the assets and liabilities of their practice and take over management and administration of their practice. A majority of the practices desired to enter into services (HSO) agreements with Prime, but some practices did not. As of June 21, 1999, Prime has either terminated its relationship with practices pursuant to the terms of their respective administrative services agreements, or signed or negotiated transition agreements with all but one of the Prime practices. It is anticipated that all the transition agreements will be signed prior to the closing of the mergers."


EMPLOYMENT AGREEMENTS


     As a condition of the mergers, Saratoga shall enter into employment agreements with (i) Dean Yimoyines, M.D. as Chairman, President and Chief Executive Officer and (ii) management personnel who report directly to Dr. Yimoyines, including Drs. Barker and Harrold, containing such terms and conditions as shall be approved by OptiCare, Prime and Saratoga. Also, all existing employment agreements between (i) OptiCare or any subsidiary of OptiCare and their respective employees and (ii) Prime or any subsidiary of Prime and their respective employees (except for Drs. Barker and Harrold who will enter into new agreements) shall continue in accordance with their terms until replaced with new agreements. See "Manangement of the Combined Company Following Closing of the Mergers -- Employment Agreements for Certain Executive Officers".



RESTRICTIONS ON SALES OF SHARES BY AFFILIATES OF SARATOGA, OPTICARE AND PRIME

     The shares of Saratoga common stock to be issued in the mergers will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for shares of Saratoga common stock issued to any person who is an affiliate of Saratoga, OptiCare or Prime. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or under common control of any of them and may include some of their officers and directors, as well as their principal stockholders. Affiliates may not sell their shares of Saratoga Common Stock acquired in the merger, except pursuant to

     (1) an effective registration statement under the Securities Act covering the resale of those shares,

     (2) an exemption under paragraph (d) of Rule 145 under the Securities Act, or

     (3) any other applicable exemption under the Securities Act. Certain holders of Saratoga common stock will also be subject to contractual restrictions on sales of their shares. See "Related Agreements--Lock-up Agreements."


DISPOSITION OF SARATOGA'S SUBSIDIARIES

     As a condition to the mergers, Saratoga is required to dispose of the stock of all of its subsidiary corporations, other than OptiCare Shellco and Prime Shellco, and shall have no liabilities or obligations with respect to such subsidiaries.

     In 1998, Saratoga commenced operation of a consumer finance business through a newly organized subsidiary, Saratoga Holdings I, Inc., a Texas corporation ("Saratoga Holdings"), by the acquisition of a portfolio of consumer debt receivables at a deep discount. Saratoga Holdings has filed a registration statement on Form SB-2, which became effective on May 14, 1999, to register up to 3,465,292 shares (approximately 90%) of Saratoga Holdings's outstanding common stock, to effect a proposed spinoff of Saratoga Holdings to the stockholders of Saratoga. The proposed spinoff is a part of Saratoga's strategy of enhancing stockholder value and would be necessary if the mergers come to fruition. The unregistered shares of Saratoga Holdings will be retained by Saratoga-Texas.

     A condition of the merger agreement is that Saratoga at the time of closing shall generally have no assets or liabilities, other than cash in the amount of approximately $150,000. Saratoga has conducted its business through three subsidiaries (Saratoga-Texas, Lobo Operations, Inc. and Lobo Energy, Inc., in addition to its newly formed subsidiary, Saratoga Holdings I, Inc. Each of these subsidiaries is currently wholly-owned by Saratoga.

     To satisfy the condition of the merger agreement described above, Saratoga proposes to make a contribution of all of the stock of Lobo Operating and Lobo Energy to Saratoga-Texas and, separately, to cause Saratoga-Texas to make a cash distribution to Saratoga of $150,000. In addition, if the registered distribution of Saratoga Holdings has not occurred as of the effective time of the mergers, Saratoga will also make a contribution of all of the outstanding shares of Saratoga Holdings to Saratoga-Texas.


     Following the contributions described above, but before the effective time, Saratoga will make a pro rata distribution of the stock of Saratoga-Texas to each of the then existing shareholders of Saratoga. This distribution will be made on the basis of one share of Saratoga-Texas for each outstanding share of Saratoga and will represent all of the outstanding stock of Saratoga-Texas.

     As a result of the above, Saratoga-Texas will have the same assets and liabilities (other than the $150,000 to be held by Saratoga), the same shareholder base and the same number of shares of stock outstanding as shall exist for Saratoga immediately before the effective time. Moreover, Saratoga-Texas will continue the business that has been conducted by Saratoga prior to the mergers.


     Following the effective time, Saratoga-Texas' class of common stock, pursuant to Rule 12g-3 under the Exchange Act, will be deemed to continue to be registered under Section 12(g) of the Exchange Act. Accordingly, Saratoga-Texas will continue to be subject to the periodic reporting requirements and other applicable provisions of the Exchange Act, in the same manner as has been applicable to Saratoga.


     Inasmuch as the disposition of the subsidiaries of Saratoga will occur prior to the mergers, the Prime and OptiCare stockholders will not participate in any such distribution of the stock.

                        SUMMARY OF THE MERGER AGREEMENT


     This section of the Proxy Statement/Prospectus describes the merger agreement. While we believe that the description covers the material terms of the merger agreement, this summary may not contain all of the information that may be important to you. The merger agreement is attached to this Proxy Statement/Prospectus as Annex A, and we urge you to read it carefully.

     The parties to the merger agreement are OptiCare, Prime (collectively, the "Constituent Companies"), Saratoga, and two wholly-owned subsidiaries of Saratoga, OptiCare Shellco Merger Corporation, a Delaware corporation ("OptiCare Shellco"), and PrimeVision Shellco Merger Corporation, a Delaware corporation ("Prime Shellco"). Prime Shellco will be merged with and into Prime and Prime will be the surviving corporation in that merger. Thereafter, OptiCare Shellco will be merged with and into OptiCare, and OptiCare will be the surviving corporation in that merger. Upon closing of the mergers, OptiCare and Prime will become wholly-owned subsidiaries of Saratoga.



REPRESENTATIONS AND WARRANTIES


     Each of the parties to the merger agreement made to the others a number of representations and warranties regarding aspects of their respective businesses, financial conditions, structures and other facts pertinent to the mergers. (At the present time, OptiCare Shellco and Prime Shellco are "corporate shells", with no material assets or liabilities.) Such representations and warranties include:


      o  Corporate organization and qualifications to do business


      o Authorization of merger agreement; absence of conflict with other obligations


      o  Capitalization; absence of other obligations concerning capital stock

      o  Financial statements

      o  Books and records

      o  Title to properties; encumbrances

      o  Condition and sufficiency of assets

      o  Absence of undisclosed liabilities

      o  Taxes

      o  Retirement plans, welfare and other employee benefit plans

      o  Compliance with legal requirements; governmental authorizations

      o  Legal proceedings; court and governmental orders

      o Absence of changes, amendments, other actions and events since December 31, 1998

      o  Material contracts; compliance and absence of defaults

      o  Insurance

      o  Environmental matters

      o  Employees; proprietary rights of others

      o  Labor relations; compliance and absence of major events

      o  Intellectual property used in business

      o  Absence of prohibited payments

      o  Relationships with related or affiliated persons

      o  Brokers or finders

      o  SEC filings of Saratoga

      o  Disclosure of all material facts in disclosure schedules

CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGERS

     Until completion of the mergers, unless otherwise agreed, the various parties agree to:

      o  Conduct their respective businesses in the ordinary course

      o Preserve their respective capitalizations, voting stock, assets and agreements

      o Maintain existing employee agreements, benefit plans and tax or accounting methods

      o Refrain from sale or change of stock, from entering into new debt, from settling any claim, action or proceeding except in the ordinary course of business, and from taking any action causing representations and warranties to become untrue or conditions to the mergers to become unsatisfied


      o As to Prime and OptiCare, to take any action required under the merger agreement; and to refrain from any activity prohibited by it

     THE UNDERTAKINGS RELATED TO THE CONDUCT OF THE RESPECTIVE BUSINESSES OF THE PARTIES SET FORTH IN THE MERGER AGREEMENT ARE COMPLEX AND DIFFICULT TO SUMMARIZE. ACCORDINGLY, WE URGE YOU TO READ ARTICLE IV OF THE MERGER AGREEMENT ENTITLED "CONDUCT OF BUSINESS PENDING THE MERGERS."



ADDITIONAL AGREEMENTS

     The parties have agreed to additional undertakings and actions, including the following:


      o All parties agreed to provide the other parties access to their respective properties, books, contracts and the like, to enable each other party to review the same.


      o Saratoga agreed to prepare and file a registration statement covering the common stock to be issued in the mergers, and OptiCare and Prime agreed to provide information about their respective businesses, financial condition and operations needed for the registration statement to be declared effective.


      o Except for the officers and employees of Saratoga (who shall resign), the parties agreed to continue after the Mergers their employment relationships and benefit plans.


      o OptiCare and Prime are required to modify and extend certain employment agreements with certain senior executives.


      o All parties agreed to perpetuate existing indemnification and directors' and officers' liability insurance arrangements for six years following the mergers; in addition, Saratoga agreed to amend its certificate of incorporation to require indemnification of officers and directors to the fullest extent allowed by law.

      o All parties agreed to defend vigorously any action, suit, proceeding or investigation related to the mergers or the merger agreement.

      o All parties agreed to file the appropriate disclosures required under the Hart-Scott-Rodino Act in connection with the mergers.

      o All parties agreed to do or take all necessary acts or action with the SEC, the Federal Trade Commission, the Antitrust Division of the Department of Justice, any third party or governmental body in order to carry out the intention of the merger agreement and to effect the mergers.

      o OptiCare and Prime agreed to confer at reasonably regular intervals on operational matters.

      o All parties agreed, if requested by another party, to restructure the Prime Merger into a forward subsidiary merger of Prime into Prime Shellco or the OptiCare Merger into either a merger of Saratoga into OptiCare or of a forward or reverse subsidiary merger of OptiCare into or with another subsidiary of Saratoga as required.

      o All parties agreed to take such steps as shall be appropriate to comply with any applicable state takeover law

      o All parties agreed to obtain from each "affiliate" (as defined in of SEC Rule 145) of Prime or OptiCare an appropriate undertaking restricting disposition of shares of the combined company received in the Mergers

      o All parties agreed to obtain consent letters from the independent auditors and accountants of each of the principal parties


      o Saratoga agreed to vote the shares of OptiCare Shellco and Prime Shellco in favor of the OptiCare Merger and Prime Merger, respectively


      o All parties agreed to cause their respective officers and directors to act in favor of the mergers

      o All parties agreed to conduct meetings of stockholders of Prime, OptiCare and Saratoga


     THE UNDERTAKINGS RELATED TO THE FURTHER ACTIONS THE PARTIES WILL TAKE CONCERNING THE MERGER AGREEMENT ARE COMPLICATED AND NOT EASY TO SUMMARIZE. ACCORDINGLY, YOU SHOULD READ CAREFULLY ARTICLE V OF THE MERGER AGREEMENT ENTITLED "ADDITIONAL AGREEMENTS".



CONDITIONS TO COMPLETION OF THE MERGERS


     The obligations of Saratoga and the Constituent Companies to complete the mergers and the other transactions contemplated by the merger agreement are subject to the satisfaction, or waiver, of each of the following conditions before completion of the mergers:

      o The merger agreement and the mergers and other transactions must be approved by the requisite vote of each party's stockholders.


      o All applicable waiting periods under applicable antitrust laws must have expired or been terminated.


      o No regulation or order may be in effect which would make the mergers illegal or which would otherwise prohibit completion of the mergers substantially on the terms contemplated by the merger agreement.

      o All approvals, consents or authorizations of or by any administrative body, required in connection with the merger agreement or related transactions, must be obtained unless the absence of any such consent or order would not materially harm the respective businesses of the parties following the mergers.

      o Each of the parties must have completed all actions that it undertook to complete prior to the mergers, and their respective representations and warranties contained in the merger agreement must be correct.

      o The shares of Saratoga common stock to be issued to the securities holders of OptiCare and Prime upon closing of the mergers must have been approved for listing on either the American Stock Exchange or NASDAQ.


      o No material adverse change in the business, financial condition, operating results, assets or customer base of OptiCare or Prime must have occurred prior to the date of the mergers.


      o Saratoga must have disposed of the capital stock of its two subsidiaries (Saratoga-Texas and Saratoga Holdings) and its other assets, other than approximately $150,000 in cash.


      o Saratoga must have authorized the change of its corporate name as agreed among OptiCare, Prime and Saratoga.

      o Messrs. Yimoyines, Ditman, Franklin and either Dr. Barker or Dr. Harrold, as well as three other persons as agreed between OptiCare and Prime, must have been elected as the new board of directors of Saratoga.

      o Saratoga must have entered into employment agreement with Dr. Yimoyines and management personnel reporting directly to him and all existing employment agreements of Prime (except for Drs. Harrold and Barker) and OptiCare must continue in accordance with their terms or be replaced with new agreements acceptable to the Constituent Companies.

      o Saratoga, Prime and OptiCare must have audited financial statements, for the year ending December 31, 1998, which must be satisfactory to each of the other parties.

      o The shares of common stock of Saratoga to be issued to the former securities holders of OptiCare and Prime must be registered with the SEC pursuant to the appropriate registration statement.

      o All warrants to purchase shares of the common stock of Prime must have been converted into shares of Prime common stock or otherwise disposed of prior to the date of the mergers

      o Saratoga must have adopted a new stock option plan in a form acceptable to OptiCare and Prime.

      o The credit facility between Prime and Bank Austria Credit Anstalt (or its affiliate) must have been revised to reduce the outstanding indebtedness to $25 million, and in certain other respects.


      o The promissory notes issued by Prime in connection with the acquisition of various ophthalmology practices must have been revised as provided in the merger agreement and an HSO agreement must be in place with each such practice; the aggregate principal amount of the notes must be reduced from $21,000,000 to $4,000,000.


      o Officers, directors, 10% stockholders and specified other stockholders of Saratoga following the Mergers must have entered into lock-up agreements with Saratoga

      o Either OptiCare or Prime may elect not to proceed with its Merger if more than 5% of the outstanding shares of any class of capital stock of each of OptiCare, Prime or Saratoga has valid and perfected dissenters' rights in connection with the contemplated transactions.

      o Saratoga shall have authorized a reverse stock split in a ratio agreed to among OptiCare, Prime and Saratoga, and its capital stock shall be as agreed among such parties.

      o Prime must have entered into HSO agreements acceptable to OptiCare with its physician practices

      o An amendment to the certificate of incorporation of OptiCare shall have been filed with the Secretary of State of Connecticut providing that the OptiCare Merger will not constitute a liquidation, dissolution or winding up and, as such, will not entitle stockholders to receive any cash, securities or other property other than the consideration provided for in the OptiCare Merger, i.e., Saratoga common stock.


      o The stockholders (prior to the mergers) of Saratoga will own, following the closing of the mergers, 2.5% of its common stock, as calculated in accordance with the merger agreement.

      o Saratoga shall have disposed of the stock of, and shall have no liabilities or obligations with respect to, all its subsidiary corporations other than OptiCare Shellco and Prime Shellco.


      o The respective Certificates of Merger shall provide that the OptiCare Merger and the Prime Merger shall be effective at the same time

      o Certain securities holders of OptiCare must agree to revisions of certain stockholders' agreements to permit the mergers, and the revisions must be acceptable to Prime.

      o Steven B. Waite and Prime must make a written agreement providing for the termination of his employment and of his options to purchase Prime shares, and for lock-up of the common stock of Saratoga that Mr. Waite may receive in the mergers.

      o OptiCare shall have received lien searches on Prime and its subsidiaries, showing no material encumbrances.

      o The Settlement Agreement of April 9, 1999, concerning litigation brought by Drs. Harrold and Barker and others will have been signed and performed, including all agreements, documents and actions set forth in such agreement, and Drs. Barker and Harrold and the other plaintiffs shall have executed and delivered all documents needed to completely terminate the litigation. See "Related Agreements--Settlement Agreement" below.

      o The pending Request for Declaratory Ruling from the North Carolina State Board of Examiners in Optometry filed by Drs. Barker and Harrold regarding Prime shall have been finally resolved and disposed of in a manner satisfactory to Prime and OptiCare.


      o The parties, and each of them, must have delivered at Closing the documents referred to in the merger agreement.

     THE CONDITIONS PRECEDENT TO THE OBLIGATION OF EACH PARTY TO EFFECT THE MERGERS SET FORTH IN ARTICLE VI OF THE MERGER AGREEMENT ARE COMPLICATED AND NOT EASILY SUMMARIZED. ACCORDINGLY, WE URGE YOU TO READ CAREFULLY ARTICLE VI OF THE MERGER AGREEMENT ENTITLED "CONDITIONS PRECEDENT."


TREATMENT OF OPTICARE AND PRIME STOCK OPTIONS AND WARRANTS

     At or prior to the effective time of the mergers, each of Saratoga, Prime and OptiCare shall take all action necessary to cause the assumption by Saratoga of, or the reissuance by Saratoga of substitutes for, all of the following which remain outstanding as of the effective time of the mergers:

   (a) each outstanding option to purchase OptiCare common stock and Prime common stock, whether vested or unvested, which has been issued under OptiCare's stock option plans and Prime's stock option plans;

   (b) options to purchase OptiCare common stock and Prime common stock which have been issued pursuant to option agreements outside of the Stock Option Plans, with certain exceptions described below; and

   (c) the warrants to purchase OptiCare and Prime stock issued pursuant to warrant agreements.

     The exceptions referred to in item (b) above are the stock options of Steven Waite, which have been terminated pursuant to his severance agreement dated March 31, 1999, and options of persons which will expire prior to closing of the mergers as a result of the termination of their employment.

     To the fullest extent permitted under applicable law and the applicable stock option agreements, stock option plans and warrant agreements, each of the outstanding options and outstanding warrants (other than the Prime warrants held by Marlin Capital, L.P., which are discussed in "Related Agreements--Treatment of Prime Class A Preferred Stock and Warrants") shall be exchanged or substituted automatically (without any action on the part of the option holders or warrant holders) into an option or warrant to purchase shares of Saratoga common stock as of the effective time of the mergers.

     The principal terms of the assumed or substituted options and warrants shall be as follows:

      o The number of shares of Saratoga common stock acquirable under an assumed or substituted warrant or option shall be the same number of shares of Saratoga common stock that the holder would have received if he/she had exercised the option or warrant immediately before the effective time of the mergers.

      o The exercise price per share of Saratoga common stock acquirable under the outstanding options or outstanding warrants after the effective time shall equal:

     (a) the aggregate exercise price for the shares of OptiCare stock or Prime stock otherwise purchasable pursuant to such outstanding option or outstanding warrant, divided by



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     (b)  the number of shares of Saratoga common stock (including any fraction of a share) purchasable pursuant to such outstanding option or outstanding warrant.

      o Only whole shares of Saratoga common stock shall be issued upon exercise of any outstanding option or outstanding warrant, and no certificates or scrip representing fractional shares of Saratoga common stock, and no cash in lieu of fractional shares, shall be issued upon such exercise. Fractional shares of Saratoga common stock which a holder of any outstanding option or outstanding warrant would otherwise be entitled to receive shall be rounded off to the nearest whole share.

      o Unless the terms of the outstanding options and outstanding warrants provide otherwise, the assumption and substitution of options and warrants shall not give the holders of such options and warrants additional benefits or additional vesting rights which they did not have immediately prior to the effective time of the mergers, or relieve the option and warrant holders of any obligations or restrictions applicable to their options and warrants or the shares obtainable upon exercise of their options and warrants.

     As of June 18, 1999, OptiCare had options to purchase an aggregate of 45,497 shares of common stock outstanding and warrants to purchase an aggregate of 61,022 shares of Class B preferred stock outstanding, which will be exchanged in the mergers for options to purchase an aggregate of approximately 533,971 shares of combined company common stock and warrants to purchase an aggregate of approximately 716,179 shares of combined company common stock.

     As of June 18, 1999, Prime had options to purchase an aggregate of 459,500 shares of common stock outstanding and warrants to purchase an aggregate of 220,281 shares of common stock outstanding (exclusive of the warrants held by Marlin Capital, which are described below), which will be exchanged in the mergers for options to purchase an aggregate of approximately 144,007 shares of combined company common stock and warrants to purchase an aggregate of approximately 69,036 shares of combined company common stock.

     Saratoga intends to file a registration statement on Form S-8 or a successor form under the Securities Act with respect to the shares of Saratoga common stock issuable under the outstanding options and outstanding warrants, to the extent that Form S-8 (or a successor form) is available to register the outstanding options and outstanding warrants and the underlying shares, and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the outstanding options and outstanding warrants remain outstanding.



FRACTIONAL SARATOGA SHARES


     No certificates or scrip representing fractional shares of Saratoga common stock shall be issued in the mergers. All fractional shares of Saratoga common stock to which a holder of OptiCare Stock or Prime common stock immediately prior to the effective time of the mergers would otherwise be entitled at the effective time shall be aggregated. If a fractional share results from such aggregation, in lieu thereof Saratoga (or the exchange agent on its behalf) shall pay to each person entitled to receive any such fractional interest an amount in cash (without interest) equal to the closing sale price, or if not available, closing bid price, on the closing date of the mergers of one share of Saratoga common stock multiplied by such fraction of a share.


TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated and the mergers may be abandoned at any time prior to the Closing, whether before or after stockholder approval of the merger agreement:

      o by any of Saratoga, OptiCare or Prime, if the mergers have not been consummated by September 30, 1999.

      o by Saratoga, OptiCare or Prime, if the merger agreement has not been approved by the stockholders of OptiCare or Prime,



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      o  by Saratoga, OptiCare or Prime, if there is any order of a court or governmental authority permanently prohibiting the mergers and the related transactions

      o by any party, if there has been a material breach of any of the covenants or other material provisions of the merger agreement by of another party.


EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

     With the consent of the other parties, we may amend the merger agreement prior to closing of the mergers, provided that we comply with applicable state laws in so doing.

     Any party may extend another party's time for the performance of any obligation or other act under the merger agreement, may waive inaccuracies in such other party's representations and warranties and may waive compliance with any of the agreements or conditions contained in the merger agreement.

     Any amendment of the merger agreement following approval by the stockholders of the parties may not be made without further approval of such stockholders if any such amendment changes the amount or the form of the consideration to be delivered to them.



                              RELATED AGREEMENTS


     This section of the Prospectus/Proxy Statement describes agreements related to the merger agreement to be entered into with certain stockholders or affiliates of either OptiCare or Prime, as appropriate, who will receive shares of the common stock of Saratoga, in connection with the merger agreement.



AFFILIATE AGREEMENTS


     The Affiliate Agreements will be entered into with each stockholder who may, at the time the merger agreement is submitted to the stockholders of Prime or OptiCare, as appropriate, be an "affiliate" of Prime or OptiCare. The Affiliate Agreements restrict those stockholders from making any sale, transfer or other disposition of such shares in violation of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission in connection with such statute. Accordingly, those shareholders must hold their shares indefinitely unless the shares have been registered under the Securities Act, a sale of such shares is made under Rule 145, or some exemption from registration (affirmed by an opinion of counsel) is available.


     Each certificate representing the shares received by stockholders executing an Affiliate Agreement will bear a legend stating that the shares were issued in a transaction to which Rule 145 under the Securities Act of 1933 applies and referring to appropriate restrictions on the sale of such shares. This legend may be removed by delivery of a substitute certificate, if a stockholder who has executed an Affiliate Agreement delivers to Saratoga a copy of a letter from the staff of the Securities and Exchange Commission or an opinion of counsel in form and substance satisfactory to Saratoga; in either event, providing that the legend is not required for the purposes of the Securities Act.


SETTLEMENT AGREEMENT


     Background. In 1996, Drs. D. Blair Harrold and Allan L.M. Barker, majority shareholders in Optometric Eye Care Center, P.A. and Consolidated Eye Care, Inc. sold Consolidated to Prime. At the same time, Drs. Barker and Harrold became executive officers and directors of Prime. Consolidated and Optometric Eye Care had previously entered an administrative services agreement which continued after the sale of Consolidated to Prime. Among other factors, the impending mergers prompted Drs. Barker and Harrold to begin proceedings to terminate the administrative services agreement between Consolidated and Optometric Eye Care and to submit their resignations from Prime forthwith. In conjunction with these actions, Drs. Barker and Harrold submitted a Request for Declaratory Ruling from the North Carolina Board of Examiners in Optometry (the "Optometry Board") and instituted a lawsuit in North Carolina Superior Court, asking the court to grant a Temporary Restraining Order, which was issued, enjoining, among other things, the mergers.



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


     Basis of Settlement. Since OptiCare's board had identified retention of Drs. Barker and Harrold as a key requirement of executing the merger agreement, Prime determined that it was in its best interest to negotiate a mutually agreeable settlement agreement with Drs. Barker and Harrold. On April 9, 1999, Drs. Harrold and Barker entered into a settlement agreement among Optometric Eye Care, Prime, Consolidated and the other parties to the lawsuit. Following are the material terms of this settlement agreement:

(1) Consolidated and Optometric Eye Care will enter into a new 40-year administrative services agreement with an initial 15 year term and five automatic renewals for five years each.

(2) $2.5 million in cash will be placed into escrow and paid to Drs. Harrold and Barker if and when certain intermediate events occur, in particular closing of the merger among OptiCare, Prime and Saratoga as well as resolution, in a manner satisfactory to OptiCare, of the Optometry Board proceedings.

(3) Prime will issue additional shares of its common stock to Drs. Harrold and Barker that, together with shares previously owned, will constitute 32% of Prime's total common stock calculated on a primary basis immediately prior to the mergers. This share grant will also satisfy all claims alleged by Optometric Eye Care to a note receivable in the amount of $364,896 and $482,193 in cash held by Consolidated.

(4) Drs. Harrold and Barker will execute new employment agreements with OptiCare to be effective at closing.

(5) In the event of a subsequent insolvency or bankruptcy of OptiCare, Drs. Harrold and Barker will have the right to purchase six retail business operations in North Carolina for three times the earnings before interest, taxes, depreciation and amortization excluding the effect of all extraordinary items and non-recurring charges (EBITDA). This right will be available to Drs. Harrold and Barker only until such time as the aggregate market value of their stock in the combined company is less than $7 million.

(6)   Dr. Barker will be named as a director of the combined company.

(7) Drs. Harrold and Barker will enter into a succession aggreement that will require them, upon closing of the merger to divest all of their Optometric Eye Care ownership interest to a designated North Carolina licensed optometrist.



LOCK-UP AGREEMENTS


     All officers, directors and 10% stockholders of Saratoga immediately after the closing and certain other stockholders of Saratoga as required by OptiCare and Prime will enter into lock-up agreements with Saratoga in which the Saratoga insiders (i) will agree not to sell their shares of Saratoga common stock for a period of 180 days following the closing of the mergers and (ii) will agree they will thereafter notify Saratoga in advance of any sales or will give Saratoga a right of first refusal to purchase any shares of Saratoga common stock they wish to sell, as OptiCare and Prime may require. Physicians who have agreements with OptiCare or Prime as of the closing shall enter into lock-up agreements with Saratoga pursuant to which each of them will agree not to sell more than 25% (on a non-cumulative basis) of his or her Saratoga common stock in any six month period.


TREATMENT OF PRIME CLASS A PREFERRED STOCK AND WARRANTS

     Marlin Capital, L.P., owns 8,000 shares of Prime Class A preferred stock and 1,333,333 warrants to purchase a like number (subject to adjustments in certain circumstances) of shares of Prime common stock. Immediately prior to the effective time of the mergers, Marlin will exchange those securities with Prime as follows:

   (a) 2,000 shares of Prime preferred stock and all the warrants (as adjusted) shall be exchanged for 2,033,333 shares of Prime common stock (which in turn will be exchanged in the mergers for approximately 637,246 shares of Saratoga common stock).



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


   (b) 2,000 shares of Prime preferred stock shall be exchanged for a promissory note with the following terms:

      o   principal amount.........................................$2,000,000

      o   term..................................................3 years

      o   interest ratemarket rate as agreed by Prime/OptiCare

      o subordinated in right of payment to the bank debt of the combined company.

   (c) 4,000 shares of Prime preferred stock shall be exchanged for a promissory note with the following terms:

      o   principal amount.........................................$4,000,000

      o   initial interest rate..........................................None

      o   interest rate beginning after 180 days...........................9%

      o   term..................................................3 years

      o   convertible into Saratoga common stock..........after 1 year

      o   conversion price: greater of

         (x)  closing market price on first trading day after mergers, or

         (y) 90% of average closing price of Saratoga common stock in the 20 trading days prior to conversion;

      o subordinated in right of payment to the bank debt of the combined company.

     To the extent that the combined company raises equity of at least $7,000,000 after the closing of the mergers, the proceeds thereof would be applied to redeem the $4,000,000 promissory note held by Marlin.


AMENDMENT OF CERTAIN OPTICARE AGREEMENTS

     OptiCare is currently a party to agreements with stockholders and warrantholders of OptiCare that are required to be amended to accommodate the mergers. These agreements include an amended and restated stockholders agreement between OptiCare and each of its stockholders, a warrant agreement between OptiCare and five warrantholders who are also stockholders of OptiCare or affiliates of stockholders, and a registration rights agreement between OptiCare and five stockholders.

     The stockholders agreement contains many provisions, such as restrictions on transfers of shares, rights of first refusal, co-sale rights and election of the board of directors, that are customary for a privately held company but not appropriate for a company whose shares will be publicly traded and listed on an exchange. The Company will seek to amend the stockholders agreement to terminate all of its provisions except for a provision creating a financial disincentive in the event that any stockholder who is also an employee of OptiCare or the Professional Corporation voluntarily terminates his employment and subsequently competes with OptiCare in violation of a five year covenant not to compete. The stockholders agreement also contains piggyback registration rights, and following an initial public offering by OptiCare, Form S-3 demand registration rights in favor of the stockholders. In view of the fact that the shares of Saratoga common stock to be received by the OptiCare stockholders in the merger will be registered under the Securities Act, OptiCare will also seek to terminate these registration rights in connection with the amendment to the stockholders agreement.

     The warrant agreement relates to warrants to purchase 61,022 shares of preferred stock of OptiCare. In connection with the mergers, these warrants will be exchanged for warrants to purchase Saratoga common stock as described above under the caption "Summary of the Merger Agreement--Treatment of OptiCare and Prime Stock Options and Warrants." These warrants are



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


exercisable at any time prior to October 15, 2002, and the warrant agreement will be amended to reflect this substitution of Saratoga warrants for OptiCare warrants in the merger.

     The registration rights agreement provides for demand and piggyback registration rights in favor of five stockholders, Oxford Health Plans, Inc., Nazem OptiCare Partners, L.P., Christopher Kaufman, Eugene W. Huang and Anthem Health Plans, Inc. The registration rights cover shares of OptiCare stock held by these stockholders or issuable upon exercise of the warrants described above. Again, in view of the fact that the shares of Saratoga common stock to be received by the OptiCare stockholders will be registered under the Securities Act, OptiCare will seek to terminate the registration rights as they apply to the Saratoga common stock to be received in the merger and retain the piggyback registration rights for the shares of Saratoga common stock issuable upon exercise of the warrants.


NEW CREDIT FACILITY

     A condition of the closing of the merger agreement requires the combined company to obtain a new credit facility acceptable to the parties to the merger agreement. The combined company has received an executed terms sheet for a new credit facility from Bank Austria Creditanstalt Corporate Finance, Inc., a corporation, for an aggregate of up to $29,200,000, of which up to $9,200,000 will be a revolving line of credit (including a sublimit of $1,500,000 for a letter of credit facility), and up to $20,000,000 will be a term loan. The credit facility will be secured by a security interest in substantially all the assets of the combined company, including the capital stock of OptiCare and Prime, the assets of OptiCare and Prime, and the guarantees of OptiCare and Prime.

     In connection with the credit facility, Bank Austria will acquire the following equity securities:

      o 500,000 shares of Prime common stock at a price of $0.01 per share, immediately prior to the closing of the merger;

      o 307,700 shares of the combined company's common stock, immediately after the mergers, at a price of $5.85; and

      o warrants to purchase 100,000 shares of the combined company's common stock, immediately after the mergers, at a price of $5.85 per share.

     The Prime shares would be converted at the effective time of the mergers, at the Prime and OptiCare exchange ratios, into 156,700 shares of Saratoga common stock. The proceeds of Bank Austria's purchase of 307,700 shares would be applied to permanently reduce the balance owed by Prime under its current credit facility.

     The terms sheet is subject to, among other things:

   (a)        the approval of two of Bank Austria's loan committees,

   (b) continuing due diligence review of the combined company up to the time of the mergers, and

   (c) the preparation and execution of formal and binding agreements setting forth all the terms of the credit facility.

     See, also, "Risk Factors," and "Business of OptiCare, Prime and the Combined Company -- Combined Company Management's Discussion and Analysis of Pro Forma Combined Financial Condition and Results of Operations."


                          INFORMATION ABOUT SARATOGA


SARATOGA MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Overview. Since the consummation of the ING-P/Energy Agreement (see "History of Saratoga's Business--ING-P/Energy Agreement") in May 1996, management has sought new business opportunities through acquisitions and through use of Saratoga's database and expertise in the oil and



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

gas business, with a view to enhancing stockholder value. Results of operations should be evaluated in light of Saratoga's being in a period of transition, in which management is seeking to develop new businesses that will ultimately generate earnings and otherwise enhance stockholder value. If the mergers are consummated, Saratoga will thereafter be engaged in a completely different business. In December 1998, Saratoga Holdings I, Inc., a wholly owned subsidiary of Saratoga, acquired a portfolio of consumer debt receivables at a deep discount and commenced a business of acquiring, reselling, managing and collecting portfolios of delinquent and defaulted accounts receivable.


RESULTS OF OPERATIONS


For the quarter ended March 31, 1999 compared to the quarter ended March 31,
   1998

     Revenues. Total revenues for the first quarter of 1999 were approximately $1,000, compared to $28,000 for the first quarter of 1998. The decline is the result of a non-recurring gain on the sale of marketable securities that was realized in 1998, and lower interest income because of a lower level of investable assets. Receipts from consumer debt finance are being applied first to reduce the investment in past due accounts receivable to zero, and accordingly, there was no net revenue from consumer debt finance recorded in the first quarter of 1999. The Registrant did not start its consumer debt finance business until December 1998 and, accordingly, had no such revenue in the first quarter of 1998.

     Costs and Expenses. Costs and expenses for the first quarter of 1999 totaled $93,000 compared to $97,000 for the first quarter of 1998. The moderate reduction is the result of the continuation of determined cost control efforts of management.

     Net Loss. Saratoga's consolidated net loss was approximately $92,000 in 1999, compared to a net loss of $69,000 in the first quarter of 1998. The increase in net loss is attributable to the absence in 1999 of gains from non-recurring sales of marketable securities that were made in the first quarter of 1998.

For the year ended December 31, 1998 compared to the year ended December 31,
1997


     Revenues. Total revenues for fiscal 1998 were $39,000, as compared to $35,000 for fiscal 1997. Revenue from consumer debt finance was negligible in 1998, as Saratoga started the business only in December of 1998.


     Costs and Expenses. Costs and expenses were reduced in 1998 as a result of determined cost control efforts of management. Costs and expenses for fiscal 1998 totaled approximately $363,000, compared to $462,000 for fiscal 1997.


     Net Loss. Saratoga's consolidated net loss was approximately $324,000 in 1998, compared to a net loss of $118,000, an increase of approximately $206,000. In fiscal 1997, Saratoga had a non-recurring gain of approximately $309,000 that was attributable to the settlement of litigation with a former officer and stockholder. Excluding the effect of such non-recurring gain, Saratoga's net loss in 1998 would be $103,000 less than the net loss in 1997, which management attributes to its cost control efforts.


LIQUIDITY AND CAPITAL RESOURCES


     Saratoga's assets at December 31, 1998, consisted almost entirely of cash in the amount of $290,000. Saratoga believes that its current cash balance will be sufficient to conduct its business for the next 12 months. Management believes that its cost control efforts will enable Saratoga to continue its operations for the next 12 months without additional cash on hand.



YEAR 2000 ISSUE

     Saratoga utilizes software and related technologies that may be affected by the Year 2000 problem, which is common to most businesses. Saratoga is addressing the effect of the potential Year 2000 problem on all its critical systems and with all of its critical vendors, customers and clients. At


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

this time, critical information systems throughout Saratoga are Year 2000 compliant. No extra costs were incurred in obtaining this compliance. Management has determined that no critical business areas will be adversely affected by Year 2000 issues, but Saratoga continues to work with its vendors, customers and others to ensure a smooth transition. Based on the foregoing, management does not consider any contingency plan to be necessary, and management believes that any costs and risks related to Year 2000 compliance will not have a material adverse impact on the liquidity or financial position of Saratoga. If Saratoga hereafter engages in acquisitions or business combinations, such as the purchase of the consumer debt accounts receivable in 1998 or the mergers, management will address possible new Year 2000 problems related to such transactions at the time of such transactions.


FORWARD-LOOKING STATEMENTS

     Statements contained herein that relate to Saratoga's future performance, including without limitation statements with respect to Saratoga's anticipated results for any portion of 1999, shall be deemed forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. A number of factors affecting Saratoga's business and operations could cause actual results to differ materially from those contemplated by the forward-looking statements. Those factors include, but are not limited to, demand and competition for Saratoga's products and services, changes in the requirements of clients and customers, and changes in general economic conditions that may affect demand for Saratoga's products and services or otherwise affect results of operations or the value of Saratoga's assets. The forward-looking statements that are included in this Proxy Statement/Prospectus were prepared by management and have not been audited by, examined by, compiled by or subjected to agreed-upon procedures by independent accountants, and no third party has independently verified or reviewed such statements. Readers of this Proxy Statement/Prospectus should consider these facts in evaluating the information and are cautioned not to place undue reliance on the forward-looking statements contained herein.



BUSINESS OF SARATOGA PRIOR TO THE MERGERS


 Recent Developments


     Since the completion in 1996 of the sale of a majority of Saratoga's oil and gas producing properties (see "History of Saratoga's Business--ING-P/Energy Agreement"), Saratoga has been in the process of pursuing various potential business opportunities, while continuing its oil and gas efforts. In this regard, Saratoga recently entered into a purchase and sale agreement for the acquisition of certain oil and gas properties for a purchase price of $27.5 million. Saratoga was ultimately unsuccessful in consummating the acquisition, but was awarded a $400,000 transaction break-up fee. Saratoga continues to pursue hydrocarbon production and mineral lease acquisitions, as well as prospect development. Saratoga has retained consultants for the purpose of evaluating mineral lease acquisitions in Houston County, Texas, and production purchases in the Los Angeles basin. Additionally, Saratoga has retained a geological/geophysical firm to utilize Saratoga's data to identify exploration and development prospects. Saratoga continues to evaluate potential acquisitions. In 1998, Saratoga considered the acquisition or development of numerous businesses, and these efforts resulted in the transactions hereinafter described.

     On March 27, 1998, Saratoga Resources, Inc., a Texas corporation ("Saratoga-Texas"), which is a wholly owned subsidiary of Saratoga, entered into a consulting agreement with an independent oil and gas exploration company to utilize Saratoga's extensive seismic and well log data for the identification of oil and gas exploration and development prospects. In this regard, Saratoga-Texas is now pursuing a re-entry project in Dawson County, Texas. On March 18, 1999, Saratoga-Texas entered into a second agreement with the same company to evaluate opportunities in the Louisiana Cretaceous shelf and extended the 1998 agreement. Under these agreements, Saratoga-Texas provides advisory services and receives compensation in the form of a working interest and/or royalties generated from identified prospects of up to 33%.


     Consumer Debt-collection Finance. Saratoga formed Saratoga Holdings I Inc., a Texas corporation ("Saratoga Holdings"), as a wholly owned subsidiary in October 1998 and commenced



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operation of a consumer finance business in December 1998 by the acquisition of a portfolio of consumer debt receivables at a deep discount, upon which Saratoga Holdings is now realizing collections. Saratoga Holdings expects to collect the debt or resell the portfolio in its current or a restructured configuration. Saratoga Holdings is not a licensed collection agency - it retains a licensed collection agency to collect the accounts on a commission basis.

     Saratoga Holdings has filed a registration statement on Form SB-2 with the Securities and Exchange Commission to register up to 3,465,292 shares (approximately 90%) of Saratoga Holdings's outstanding common stock, to effect a proposed spinoff of Saratoga Holdings to the stockholders of Saratoga. The proposed spinoff is a part of Saratoga's strategy of enhancing stockholder value and would be necessary if the mergers come to fruition. The unregistered shares of Saratoga Holdings will be retained by Saratoga-Texas.


PROPOSED ACTIONS BY SARATOGA PRIOR TO THE COMPLETION OF THE MERGERS

     A condition of the merger agreement is that Saratoga at the time of closing shall generally have no assets or liabilities, other than cash in the amount of approximately $150,000. Saratoga has conducted its business through three subsidiaries (Saratoga-Texas, Lobo Operations, Inc. ("Lobo Operating") and Lobo Energy, Inc. ("Lobo Energy")), in addition to its newly formed subsidiary, Saratoga Holdings. Each of these subsidiaries is currently wholly-owned by Saratoga.

     To satisfy the condition of the merger agreement described above, Saratoga proposes to do the following:

      o make a contribution of all of the stock of Lobo Energy and Lobo Operating to Saratoga-Texas;

      o cause Saratoga-Texas to make a cash distribution to Saratoga of $150,000;

      o if the registered distribution of Saratoga Holdings has not occurred as of the Effective Time, Saratoga will also make a contribution of all of the outstanding shares of Saratoga Holdings to Saratoga-Texas;

      o make a pro rata distribution of the stock of Saratoga-Texas to each of the then existing shareholders of Saratoga.

     As a result of the above, Saratoga-Texas will:

      o have the same assets and liabilities (other than the $150,000 to be held by Saratoga);

      o have the same shareholder base and the same number of shares of stock outstanding as shall exist for Saratoga immediately before the effective time of the mergers;

      o continue the business that has been conducted by Saratoga prior to the mergers;

      o continue to be subject to the periodic reporting requirements and other applicable provisions of the Exchange Act.

     The disposition of the subsidiaries of Saratoga will occur prior to the mergers, and so the Prime and OptiCare stockholders will NOT participate in any distribution by Saratoga Texas.


HISTORY OF SARATOGA'S BUSINESS


     On September 8, 1993, Saratoga (which was then known as "Sterling Resources Corporation") underwent a comprehensive change in management and was recapitalized through acquisition of Saratoga Resources, Inc., a Texas corporation ("Saratoga-Texas"). The then existing five stockholders of Saratoga-Texas exchanged 100% of Saratoga-Texas stock for over 90% of the outstanding voting rights of Sterling and provided new management for Saratoga. Prior to this date, Saratoga had been a "shell" with virtually no business assets or capital. In January 1994, Saratoga changed its domicile from Utah to Delaware and changed its name to Saratoga Resources, Inc.

     On November 12, 1993, Saratoga entered into a Purchase and Sale Agreement (the "Hunter Agreement") with Hunter Petroleum, Inc. ("Hunter") pursuant to which Saratoga acquired certain oil and gas interests in South Texas (the "Hunter Properties"). Financing for this acquisition was provided pursuant to a Loan Agreement with BankOne Texas, N.A. ("BankOne") under which the bank agreed to provide Saratoga with a $20 million revolving credit facility.

     On May 25, 1994, Saratoga established a new lending relationship with Internationale Nederlanden (U.S.) Capital Corporation, a Delaware corporation ("ING"), by executing a credit agreement and related documents (the "Pre-existing Credit Agreement"). As of that date, Saratoga used the various credit facilities that were provided by ING to:

   (a) acquire, through Saratoga-Texas, 57.15% of the outstanding common stock of Lobo Energy, Inc., a Texas corporation, at a price of $6,000,375, for the LEI common stock;

   (b) pay off all debt associated with those properties at the time of acquisition,

   (c)        retire all credit facilities at BankOne,

   (d)        develop existing oil and gas properties, and

   (e)        provide general working capital.

     On March 31, 1995, Saratoga and ING entered into a new credit agreement (the "Credit Agreement") to do the following:

   (a)        refinance the existing debt to ING,

   (b) purchase the remaining common stock of Lobo Energy, at a price of $5,401,000, and

   (c) provide additional money for acquisitions of additional properties.

     ING-P/Energy Agreement. On May 7, 1996, Saratoga entered into an agreement (the "ING-P/Energy Agreement") among Saratoga, Saratoga-Texas, Lobo Operating, Inc., a Texas corporation, and Lobo Energy, Thomas F. Cooke, Joseph T. Kaminski, Randall F. Dryer, ING and Prime Energy Corporation, a Delaware corporation (which we refer to as "P/Energy" -- it has no connection with PrimeVision Health, Inc.). The ING-P/Energy Agreement provided for the following:

      o Saratoga-Texas, Lobo Operating and Lobo Energy sold virtually all their assets to ING pursuant to ING's rights under the credit agreement and related documents dated March 31, 1995,

      o ING resold the assets to P/Energy for $7,180,000 in cash and certain other consideration,

      o Saratoga settled its debts to vendors debt and other related liabilities,

      o  Saratoga received $1,500,000, and

      o  Saratoga had no material liabilities going forward.

     Saratoga was then in a position, with approximately $1,500,000 in cash, to pursue new business opportunities.

     Background of ING-P/Energy Agreement. Saratoga, Saratoga-Texas, and Lobo Energy entered into the credit agreement with ING to facilitate the acquisition by Saratoga-Texas of interests in certain oil properties. Under the terms of the credit agreement, ING established two credit facilities in favor of Saratoga-Texas in the combined maximum principal amount of $19,000,000, subject to certain borrowing base limits. All oil and gas properties owned by the Saratoga were pledged as collateral under the Credit Agreement and all obligations to ING were also guaranteed by Saratoga and all of its subsidiaries. Funds obtained from these credit facilities were anticipated to be used for the development of the oil properties by Saratoga.

     Subsequent to entering into the credit agreement, Saratoga engaged Internationale Nederlanden (U.S.) Securities Corporation, a subsidiary of ING, to assist Saratoga in a private placement of Saratoga stock. The private placement efforts were not successful and additional funds necessary for the development of the oil properties were not provided by ING.

     The failure of the private placement efforts--combined with the shortage of funds for the development of its oil properties--placed Saratoga in a severe financial crisis. At about that time, therefore, Saratoga replaced its existing chief executive officer with Mr. Thomas F. Cooke, who was then (and continues to be) the Chairman of the Board. In an attempt to salvage the maximum value of Saratoga for the benefit of the other creditors and the stockholders of Saratoga, Saratoga spent several months examining and pursuing various alternatives with respect to:

   (a) the possible refinancing and/or restructuring of the debt of the Saratoga Companies,

   (b)        the sale of the Saratoga assets, and

   (c) the prosecution or settlement of certain potential claims against ING.

     Facing what Saratoga believed to be an eminent foreclosure action by ING which would restrict Saratoga's objectives and its ability to consummate negotiations with P/Energy, in April of 1996, Saratoga filed a lawsuit against ING, principally seeking injunctive relief from ING's threat of foreclosure. Subsequently, Saratoga and ING discussed a final resolution of ING's rights under the credit agreement and Saratoga's asserted claims. In reviewing its options, Saratoga believed that sale of assets pursuant to theING-P/Energy Agreement would leave Saratoga in a better financial position than a contested foreclosure sale by ING.


EMPLOYEES


     At December 31, 1998, Saratoga employed two full time employees consisting of one executive officer (the Chief Executive Officer) and an office manager.



DESCRIPTION OF PROPERTY


     Saratoga maintains an office in Austin, Texas, on a month-to-month basis at a current rate of $2,175 per month.



CERTAIN TRANSACTIONS


     Mr. Cooke and certain other directors (who resigned prior to 1998) acted as individual guarantors of $500,000 of Saratoga's debt associated with an acquisition made in 1994. In consideration for such guarantee, the board of directors granted Mr. Cooke and the other directors options (the "Special Options") to purchase an aggregate of 250,000 shares of Saratoga's common stock at $1.60 per share, of which Mr. Cooke was granted 100,000 Special Options. These options were exercisable from May 11, 1994 and were to expire five years thereafter.

     Effective May 17, 1997, Saratoga purchased 870,737 shares of common stock and all Special Options from one former director of Saratoga, who resigned as a Director. The total purchase price for the common stock and the options was $175,000. The Special Options awarded to one other director were extinguished as part of the settlement of a lawsuit by such director against Saratoga, Mr. Cooke and certain other persons.



EXECUTIVE OFFICERS OF SARATOGA PRIOR TO THE MERGER


     Executive officers of Saratoga serve at the pleasure of the board of directors and are elected annually at a meeting of the board of directors. Set forth are the directors and executive officers at May 12, 1999:



NAME                                 AGE    POSITION
---------------------------------   -----   -------------------------
       Thomas F. Cooke ..........   50      Chairman of the Board,
                                            Chief Executive Officer,
                                            President, Treasurer and
                                            Secretary
       Kevin M. Smith ...........   54      Director


BIOGRAPHICAL INFORMATION


     Thomas F. Cooke, Chairman of the Board, Chief Executive Officer, President, Treasurer and Secretary, age 50, was one of the co-founders of Saratoga Resources, Inc. in 1990. Mr. Cooke has been a self employed independent oil and gas producer for the last 17 years. Sterling acquired Saratoga-Texas in September 1993, at which time Mr. Cooke was elected Chairman of the Board and Chief Operating Officer of Sterling. Mr. Cooke is a member of the Texas Independent Producer and Royalty Owner Association and serves as Director and Chairman of the North American Energy Issues Committee. Mr. Cooke replaced Joseph T. Kaminski as Chief Executive Officer on April 3, 1996.


     Kevin M. Smith, Director, has in excess of 30 years experience as an exploration geophysicist. In 1977, after ten years with Amoco Production, Mr. Smith joined R. Brewer and Company, a geophysical consulting firm. In 1984, he formed his own geophysical consulting firm (Kevin M. Smith, Inc.), which he continues to operate. Mr. Smith completed three years of undergraduate work at the University of Texas in 1966 and received a Bachelor of Science degree with a dual major of Geology and Geophysics at the University of Houston in 1967. He also did post graduate studies in Geology and Geophysics at the University of Houston. Mr. Smith has written professional papers on innovative uses of geophysics in horizontal drilling projects.


COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT


     During the fiscal year ended December 31, 1998, based on a review of Forms 3 and 4 furnished to Saratoga during its most recent fiscal year and Forms 5 furnished to Saratoga with respect to its most recent fiscal year, all reporting persons of Saratoga were in compliance with Section 16(a) of the Exchange Act.



SUMMARY COMPENSATION TABLE



     The following Summary Compensation Table sets forth all cash compensation paid, distributed or accrued for services, including salary and bonus amounts rendered in all capacities, for Saratoga during the fiscal years ended December 31, 1998, 1997, and 1996. All other tables required to be reported have been omitted as there has been no compensation awarded to, earned by or paid to any of Saratoga's executives in any fiscal year covered by the tables.




                                       Annual Compensation
                                  ------------------------------
                                   Fiscal Year
Name and Principal Position           Ended          Salary
--------------------------------- ------------ -----------------
  Thomas F. Cooke, CEO            1998            $  120,000
                                  1997            $  120,000(1)
                                  1996            $  116,500(2)

----------
(1) During fiscal years 1996 and 1997, the Company deferred portions of salary due to Mr. Cooke, which were paid in full later in 1997, together with $8,048 in interest. The salary information set forth in the Summary Compensation Table for 1997 does not include (i) cash paid in 1997 for salary deferred from prior years or (ii) interest payments on any deferred salary.

(2) Includes $60,000 which was earned in fiscal year 1996, but deferred and paid to Mr. Cooke in fiscal year 1997.




DIRECTOR COMPENSATION



     Directors of Saratoga currently serve without any compensation for their services, either in the form of monetary compensation, stock or stock options.

             BUSINESS OF OPTICARE, PRIME AND THE COMBINED COMPANY


BUSINESS OF OPTICARE PRIOR TO THE MERGER


     OptiCare Eye Health Centers, Inc., a Connecticut corporation ("OptiCare") was founded in 1987 and is headquartered in Waterbury, Connecticut. OptiCare is a diversified eye health services company that delivers a range of services to eye care professionals and managed care plans. OptiCare has four business divisions, all located primarily in Connecticut:

   (i) ophthalmology services, which owns and operates eye health centers and provides services to ophthalmologists in Connecticut;

   (ii) retail optometry, which owns and operates retail optometry stores in Connecticut;

   (iii) managed care, which contracts with managed care plans to establish and manage panels of eye care providers to render eye care services to persons covered by managed care plans.

   (iv) ambulatory surgery centers, which provide outpatient surgical services for eye-related diseases in three facilities in Connecticut.


     In its ophthalmology services business, OptiCare operates eye health centers, including the administration, support and contracting for ophthalmology and optometry providers. OptiCare has entered into an administrative services agreement with OptiCare P.C., a Connecticut professional corporation, in which the professional corporation provides medical services at OptiCare eye health centers.


     In its retail optometry business, OptiCare owns 23 retail optometry locations in Connecticut. OptiCare's locations are either freestanding or co-located with ophthalmologists' or optometrists' practices. At the retail optometry locations, OptiCare provides all the applicable optical goods and provides all the billing, collection, and information systems to support OptiCare's optometry operations. OptiCare also has a complete manufacturing facility in which lenses are manufactured, surfaced and ground to specifications and supplied to all of the Connecticut optometry locations.

     In its managed care business, OptiCare contracts with managed care plans to organize and provide eye care for participants in the managed care plan. OptiCare develops and operates a statewide network of eye care professionals, performs credentialing services, quality assurance and utilization review functions, among other services, based on the needs and requirements of the customer. OptiCare receives compensation on a fee-for-service arrangement or on a capitation basis (i.e., a fixed fee per member per month). Most managed care contracts have a term of three years and contain renewal provisions for additional one year periods.


     In the ambulatory surgery center business, OptiCare owns and operates three eye care ambulatory surgical centers in Connecticut, one of which is being converted from an eye-care-only facility to a multi-specialty ambulatory surgical centers. Physicians perform surgical procedures in those ambulatory surgical centers. OptiCare bills patients (or the appropriate third-party payors) for the use of the facility. In addition, OptiCare owns and operates a refractive laser center.


     To operate these four businesses, OptiCare has licensed (as licensee) or developed comprehensive information systems and has linked them into an enterprise-wide operating system. OptiCare management believes that OptiCare's advanced systems capabilities permit OptiCare to understand its underlying business operations on a timely and accurate basis, making it possible to manage the businesses more effectively.



FACILITIES

     OptiCare currently leases approximately 33,000 square feet of office space in Waterbury, Connecticut, for medical eye health services, optical retail services and for an ambulatory surgical center under one lease which expires August 31, 2010. The annual base rent for this lease is $612,240. Opticare has the right to renew this lease for two additional terms of ten years.

     OptiCare also leases approximately 10,092 square feet of office space in an adjacent facility in Waterbury for its corporate offices and its managed care operations under two separate leases. Under the first lease, OptiCare leases 4,922 square feet of office space for its managed care operations under a lease which expires September 30, 2012. The annual base rent for this lease is $96,507. OptiCare also leases an additional 5,170 square feet of office space in the facility for its corporate offices under a second lease which expires August 31, 2010. The annual base rent for this second lease is $98,617. OptiCare has the right to renew each lease for two additional terms of ten years.

     OptiCare also leases space for the operation of two ambulatory surgical centers in the cities of Bridgeport, Connecticut and Norwalk, Connecticut. OptiCare leases approximately 3,100 square feet of office space for its Bridgeport ambulatory surgical center under a lease expiring on December 31, 2000. The current annual base rent for the Bridgeport facility is $42,000. OptiCare leases approximately 17,473 feet of office space for its Norwalk ambulatory surgical center under a lease expiring February 28, 2001. The current annual base rent for the Norwalk facility is $420,790. OptiCare has the right to renew the Norwalk facility lease for two additional terms of three years.

     OptiCare also leases office space at twenty-three additional facilities throughout Connecticut for the provision of medical eye health services and/or optical retail services. These 23 additional facilities range in size from 1,050 square feet to 5,350 square feet. OptiCare pays annual base rents at these additional locations ranging from $15,450 to $120,000 pursuant to leases that expire between March 31, 1999 and August 31, 2010. OptiCare has the right to renew thirteen of these leases for additional terms ranging between two and five years.



LITIGATION


     OptiCare Physicians Action and Countersuits. Seven physicians employed by OptiCare, P.C. commenced a multi-count action in January 1999 in the Connecticut Superior Court complaining of inducements that led them to affiliate with OptiCare. Shortly after the commencement of the action, three of the plaintiffs withdrew from the lawsuit. The remaining four plaintiffs seek damages for individual harm they claim to have suffered. One plaintiff also purports to sue derivatively on behalf of OptiCare for harm suffered by the shareholders. The defendants deny the factual and legal validity of the claims asserted and have moved to dismiss the complaint. The derivative portion of the complaint was dismissed on June 14, 1999.

     OptiCare and OptiCare P.C., instituted actions in January and February, 1999, in the Connecticut Superior Court against two of the physicians for unfair trade practices, tortious interference and abuse of process based on defendants' course of conduct that plaintiffs complain is unlawfully designed to force plaintiffs to modify the defendants' employment contracts. Defendants have moved to strike the complaint. OptiCare and OptiCare, P.C. are opposing the motion to strike, and if successful in their opposition intend to vigorously pursue their claims.



EMPLOYEES

     OptiCare has approximately 450 employees, of whom 150 are part-time.



OPTICARE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     Overview. OptiCare Eye Health Centers, Inc. ("OptiCare") is in the business of operating comprehensive integrated eye health centers and eye health provider networks, including the administration, support, and contracting for ophthalmology practices and services, optometry practice and services, ambulatory surgery centers, retail eye wear sales and fitting services, and eye wear manufacturing. OptiCare P.C. (the "Professional Corporation") is engaged in the practice of medicine and surgery through the work of ophthalmologists, optometrists, nurses and others who are either employed by or under contract to provide medical or surgery services, and who are licensed under the laws of the State of Connecticut. OptiCare has entered into a professional services and support agreement with the Professional Corporation, whereby the Professional Corporation provides the medical services necessary to support OptiCare's business on an exclusive basis for ophthalmology and optometry services. The Professional Corporation employs 26 ophthalmologists and 19 optometrists.

     OptiCare offers optical retail services at 23 locations and, via the Professional Corporation, provides medical eye health services at 17 locations. OptiCare's stores are both freestanding as well co-located with ophthalmologists or optometrists practices. In its retail optometry locations, OptiCare provides all the applicable optical goods and provides all the billing, collection, and information systems to support OptiCare's optometry operations. OptiCare also has a complete manufacturing facility in which lenses are manufactured, surfaced and ground to specifications and supplied to all of the Connecticut optometry locations. OptiCare utilizes proprietary information systems in support of these activities.


     OptiCare believes that large retail optometry centers are an increasingly important initial entry point for eye care patients. Beyond the economic contribution of its stores, OptiCare believes that its optometry operations provide a strong strategic link and patient referral source for its ophthalmologic and other integrated eye health services.


     In addition, OptiCare owns and operates three ambulatory surgery centers in Connecticut. In its ambulatory surgical centers, ophthalmic surgeons perform a range of specialized eye care surgical procedures, including cataracts. One of its ambulatory surgical centers facilities is being converted from an eye-care-only center to multi-specialty care, permitting both ophthalmic surgery and other types of non-eye care surgical procedures to be performed. In addition, OptiCare owns and operates a refractive laser center.


     OptiCare operates an eye care network in Connecticut that includes over 450 contracted eye care providers and has contracts with managed care plans to provide comprehensive eye care services to over 500,000 covered lives. In each managed care contract, OptiCare creates and/or contracts with panels of ophthalmologists and optometrists who provide eye care services under a contract between OptiCare and the managed care plan. In these contracts, OptiCare also performs credentialing services, quality assurance and utilization review functions. OptiCare is paid on either a fee-for-service or fixed fee per covered life or "capitated" basis. Most contracts have a term of three years and contain renewal provisions for additional one-year periods.

     OptiCare believes there will be increasing demand for specialized eye care management for populations enrolled in health plans. This belief is based partially on demographic trends, as well as the growing recognition among health plans that the treatment of eye health lends itself to specialized management.

     Recent Developments. In April 1999, OptiCare signed a letter of intent to purchase managed care contracts, which operate in three states, from Eye Health Network, a wholly owned subsidiary of Omega Health Systems, Inc.

RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and notes thereto of OptiCare included elsewhere in this Proxy Statement/Prospectus. See the Index to Financial Statements, beginning at page F-1.


Three Months Ended March 31, 1999 Compared to Three Months Ended March 31, 1998



     Total Net Revenue. Total net revenues increased from $7.7 million for the three months ended March 31, 1998 to $11.1 million for the three months ended March 31, 1999, an increase of $3.4 million or 43.0%. This increase represents increases of $1.5 million in net patient revenues and $1.9 million in net managed care revenue. The increase in net patient revenues is primarily attributable to OptiCare's medical and retail optical practice acquisitions in the fourth quarter of 1998. The increase in net managed care revenues is the result of a new managed care contract executed in fourth quarter of 1998 as well as growth in member lives under existing contracts.

     Staff compensation. Staff compensation (excluding ophthalmologists and optometrists) increased 30.4% from $2.6 million for the three months ended March 31, 1999 to $3.4 million for the three months ended March 31, 1998. This increase was primarily due to increased medical and corporate staff related to practice acquisitions in 1998 combined with internal growth.

     Physician compensation. Physician compensation increased from $2.1 million for the three months ended March 31, 1998 to $2.2 million for the three months ended March 31, 1999. This increase of $0.1 million is primarily due to the addition of optometrists resulting from the 1998 practice acquisitions.

     Surgical and eyecare supplies. Surgical and eyecare supplies increased $0.4 million from $1.0 million for the three months ended March 31, 1998 to $1.4 million for the three months ended March 31, 1999. This increase is primarily the result of increased optical product sales as a result of the additional optical locations connected with the practice acquisitions in 1998.

     General and administrative. General and administrative expenses increased $0.3 million from $0.8 million for the three months ended March 31, 1998 to $1.1 million for the three months ended March 31, 1999. This increase is primarily due to costs related to OptiCare's expanding business through practice acquisitions and the development of its managed care division. General and administrative expenses as a percentage of total net revenue remained relatively constant at 9.7% and 10.0% for the three months ended March 31, 1999 and 1998, respectively.

     Managed care claims. Managed care claims increased $1.2 million from $0.5 million for the three months ended March 31, 1998 to $1.7 million for the three months ended March 31, 1999. This increase is the result of the increase in lives under managed care contracts and is consistent with the increase in managed care revenues.

     Net loss. OptiCare incurred a net loss of $18,107 for the three months ended March 31, 1999 as compared to a net loss of $52,361 for the three months ended March 31, 1998. This change is primarily due to increased revenues associated with acquired practices and a new managed care contract in the fourth quarter of 1998 and is offset by increased costs associated with these activities.


 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Net patient revenues. Net patient revenues increased from $25.3 million for the year ended December 31, 1997 to $29.6 million for the year ended December 31, 1998, an increase of $4.3 million or 17.2%. This increase was primarily the result of OptiCare's acquisition in 1998 of seven optometric medical and retail optical practices and a full year of revenue associated with the 1997 practice acquisition as well as internal growth. The 1998 and 1997 acquisitions accounted for approximately $2.4 million of the increase in net patient revenue.

     Net managed care revenues. Net managed care revenues increased from $2.0 million in 1997 to $5.1 million in 1998, an increase of $3.1 million or 160.5%. This change resulted from an increase in member lives associated with existing contracts as well as the addition of one new contract. The lives managed under these contracts totaled 533,000 and 184,000 at December 31, 1998 and 1997, respectively.

     Staff compensation. Staff compensation (excluding ophthalmologists and optometrists) increased $3.1 million or 37% from $8.5 million in 1997 to $11.6 million in 1998. This increase was primarily due to medical staff related to practice acquisitions and corporate staff to support managed care growth.

     Physician compensation. Physician compensation increased from $8.2 million for the year ended December 31, 1997 to $8.6 million for the year ended December 31, 1998, an increase of $0.4 million or 4.9%. This increase was primarily due to the addition of seven optometrists resulting from the practice acquisitions in 1998.

     Surgical and eye care supplies. Surgical and eye care supplies increased from $3.1 million in 1997 to $4.4 million in 1998, an increase of $1.3 million or 4.4%. This increase is primarily due to an increase in optical product sales resulting from the additional optical locations connected with the practice acquisitions in 1998.

     General and administrative. General and administrative expenses increased from $2.8 million for the year ended December 31, 1997 to $3.6 million for the year ended December 31, 1998, an increase of $0.8 or 27.0%. This increase includes $0.3 million for the rental of a refractive laser in 1998 and costs related to OptiCare's expanding business. General and administrative expenses as a percentage of total net revenue remained relatively constant at 10.3% and 10.4% for the years ended December 31, 1998 and 1997, respectively.

     Facility rental. Facility rental increased from $2.0 million for the year ended December 31, 1998 to $2.4 million for the year ended December 31, 1997. This increase of $0.4 million or 23.7% is primarily due to the addition of eight new leases entered into by OptiCare as a result of the 1998 and 1997 practice acquisitions and the expansion of the managed care business.


     Managed care claims. Managed care claims increased from $1.1 million in 1997 to $3.1 million in 1998, an increase of $2.0 million or 181.6%. This increase is the result of OptiCare's growth in lives under managed care contracts and is consistent with the increase in managed care revenues.


     Depreciation and amortization. Depreciation and amortization expense increased from $0.6 million in 1997 to $1.1 million in 1998, an increase of $0.4 million or 64.9%. This increase is a result of increases in property and equipment and the amortization of intangibles attributed to the practice acquisitions and systems development in 1998 and 1997.

     Marketing. Marketing expense increased from $0.6 million in 1997 to $1.0 million in 1998, an increase of $0.3 million or 56.1%. This increase includes $0.1 million related to marketing efforts for refractive laser surgery. The remaining increase is attributed to continued marketing related to OptiCare's growth.

     Net income (loss). OptiCare incurred a net loss of $0.5 million for the year ended December 31, 1998 as compared to net income of $0.3 million for the year ended December 31, 1997. This decrease of $0.8 million is primarily due to increased costs associated with OptiCare's development of infrastructure for its managed care division.


 Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Net patient revenue. Net patient revenue increased from $23.7 million for the year ended December 31, 1996 to $25.3 million for the year ended December 31, 1997, an increase of $1.6 million or 6.7%. This increase was primarily the result of OptiCare's continuing efforts to cross-sell multiple products and services.

     Net managed care revenue. Managed care revenues increased from $1.0 million in 1996 to $2.0 million in 1997, an increase of $1.0 million or 91.8%. This increase was primarily the result of the addition of a significant managed care contract.

     Staff compensation. Staff compensation increased $1.3 million or 18.1% from $7.2 million in 1996 to $8.5 million in 1997. This increase was primarily a result of the increase in corporate staff added to support OptiCare's managed care operations.

     Physician compensation. Physician compensation increased from $7.8 million for the year ended December 31, 1996 to $8.2 million for the year ended December 31, 1997, an increase of $0.4 million or 5.8%. This increase is primarily attributed to increased cash collections as a result of OptiCare's growth.

     Surgical and eyecare supplies. Surgical and eyecare supplies increased from $2.7 million in 1996 to $3.1 million in 1997, an increase of $0.3 million or 12.2%. This increase is due to an increase in optical product supplies to support an increase in retail sales.

     General and administrative. General and administrative expenses decreased from $3.0 million for the year ended December 31, 1996 to $2.8 million for the year ended December 31, 1997, a decrease of $0.2 million or 5.2%. This decrease was caused primarily by increased economies of scale resulting from OptiCare's expanding business. General and administrative expenses as a percentage of total net revenues decreased from 12.1% to 10.4% for the years ended December 31, 1996 and 1997, respectively.

     Facility rental. Facility rental increased from $1.9 million for the year ended December 31, 1996 to $2.0 million for the year ended December 31, 1997. This increase of $0.1 million or 4.3% is primarily due to increases in rented premises.

     Managed care claims. Managed care claims expense increased from $0.7 million in 1996 to $1.1 million in 1997, an increase of $.3 million or 45.4 %. This increase is the result of the addition of a significant managed care contract.

     Depreciation and amortization. Depreciation and amortization expense increased from $0.5 million in 1996 to $0.6 million in 1997, an increase of $0.1 million or 17.8%. This increase is a result of increases in property and equipment.

     Marketing. Marketing expense remained constant at $0.6 million for the years ended December 31, 1996 and 1997.

     Net income. OptiCare had net income of $0.3 million and $0.1 million for the years ended December 31, 1997 and 1996, respectively. This increase of $0.2 million is primarily due to an increase in revenues associated with a new managed care contract and overall practice growth and is partially offset by an increase in expenses related to the growth in its operations as described above.

LIQUIDITY AND CAPITAL RESOURCES


     During the quarter ended March 31, 1999, OptiCare borrowed an additional $0.6 million under its revolving line of credit and was in compliance with the quarterly restrictive covenants of its line of credit agreement as of March 31, 1999. As of March 31, 1999, OptiCare had cash and cash equivalents of approximately $0.7 million with $0.6 million of additional borrowing capacity under its $3.0 million revolving credit facility.

     As of December 31, 1998, OptiCare had cash and cash equivalents of approximately $0.9 million and $1.2 million of additional borrowing capacity under its revolving line of credit. OptiCare was in violation of certain covenants related to its line of credit during 1998 and received a waiver from the bank with respect to these violations. OptiCare expects to be in compliance with these covenants in 1999. Management believes that the combination of the funds expected to be provided by its operations and line of credit will be sufficient to meet its current and anticipated funding needs for the next twelve months. OptiCare may incur additional indebtedness and may issue notes or equity securities, in public or private transactions, in order to fund future acquisitions.

     Cash used in investing activities was $0.6 million for the three months ended March 31, 1999, representing capital expenditures related primarily to expansion activities. For the quarter ended March 31, 1999, OptiCare used $0.1 million in operating activities, which included a non-cash charge of $0.4 million of depreciation and amortization. Net cash provided by financing activities was $0.5 million and was primarily the result of additional borrowings under its line of credit.


     For the year ended December 31, 1998, OptiCare used $0.5 million in operating activities and $5.2 million in investing activities while financing activities provided cash of $1.7 million. Cash flows used in operating activities included a non-cash charge/(credit) of $1.1 million of depreciation and amortization and ($0.4) million of deferred income taxes. Cash used in investing activities consisted of $2.6 million of capital expenditures and $2.6 million in cash paid to acquire practices in 1998. Net cash provided by financing activities was primarily the result of borrowings under OptiCare's revolving line of credit, which was used to fund expansion and acquisition activities. These proceeds were partially offset by principal payments on debt.


     For the year ended December 31, 1997, OptiCare used $0.3 million in operating activities and $1.6 million in investing activities while financing activities provided $5.2 million in cash. Cash flows used in operating activities included a non-cash charge/(credit) of $0.6 million in depreciation and amortization and ($0.3) million in deferred income taxes. Cash flows used in investing activities consisted principally of $1.5 million in capital expenditures. Financing activities consisted principally of $5.8 million of proceeds from the sale of Class A convertible preferred stock and is partially offset by $0.6 million in cash used to repurchase stock from an employee shareholder.

     For the year ended December 31, 1996, OptiCare used $1.0 million in investing activities, which consisted primarily of capital expenditures. Cash provided by financing activities was $1.4 million and consisted principally of $1.7 million of proceeds from the issuance of stock as the result of the exercise of a warrant by a shareholder and is partially offset by $0.3 million in principal payments on debt.

IMPACT OF INFLATION AND CHANGING PRICES


     OptiCare is subject to pre-determined Medicare reimbursement rates which, for certain products and services, have decreased over the past three years. For the year ended December 31, 1998, Medicare generated approximately 25% of OptiCare's total net revenue. A decrease in Medicare reimbursement rates could have an adverse affect on OptiCare's results of operations if it can not manage these reductions through increases in revenues or decreases in operating costs. To some degree, prices for health care are driven by Medicare reimbursement rates, so that OptiCare's non-Medicare business is also affected by changes in Medicare reimbursement rates.


     Management believes that inflation has not had a material effect on OptiCare's revenue during the past three years.

YEAR 2000 ISSUE

     OptiCare has taken steps to ensure that all of its computer systems are Year 2000 compliant. Management has developed a plan and arranged for the required resources to complete the necessary remediation efforts for both information technology ("IT") and non-information technology systems. These systems include those used in practice management, managed care administration and corporate functions, as well as any "imbedded systems" in medical equipment. OptiCare is devoting the necessary internal and external resources to replace, upgrade or modify any significant systems which do not correctly identify the Year 2000. Substantially all necessary modifications and testing of OptiCare significant systems have been completed.

     All of OptiCare's critical and non-critical systems are anticipated to be Year 2000 compliant by September 30, 1999 and to date management believes substantially all of the critical systems are compliant. Contingency plans are in place to address unexpected Year 2000 issues that include manual processing of data or seeking alternative processing sites while awaiting remediation of existing software or hardware from its vendors under existing maintenance contracts.

     OptiCare is also considering the potential impact of Year 2000 problems with other entities with which OptiCare has business relationships that impact its operation. All key vendors, service providers, and customers have been contacted to obtain written and verbal verification as to their Year 2000 readiness. OptiCare expects these procedures to be complete by September 30, 1999.

     OptiCare believes its greatest risk related to the Year 2000 involves the potential inability of external entities, with which OptiCare transacts business, to be Year 2000 compliant. Since OptiCare relies on certain external entities, in particular, third party payors for a considerable portion of its revenues, a significant failure of these parties in maintaining payments could have a material adverse impact on OptiCare's operations.

     As of December 31, 1998, OptiCare has not incurred any external costs related to the Year 2000 since any system upgrades related to Year 2000 compliance were made under existing maintenance contracts with vendors or were made under scheduled system upgrades as part of OptiCare's aggressive strategy to maintain state of the art technology. As a result, OptiCare estimates that future expenses and capital expenditures related to the Year 2000 issue will not be material to its financial position or results of operations.


     The cost to bring internal systems and equipment into compliance has not been and is not expected to be material to OptiCare's combined financial statements and OptiCare does not expect Year 2000 issues to have a material adverse effect on its results of operations, liquidity or financial condition.


OPTICARE SECURITY OWNERSHIP

     The following table sets forth certain information regarding the beneficial ownership of OptiCare's capital stock as of May 12, 1999 by (i) each of OptiCare's directors and executive officers, (ii) all directors and executive officers of OptiCare as a group, and (iii) each person known by OptiCare to own beneficially more than five percent of the outstanding shares of each class of OptiCare's capital stock.

                                           CLASS A           PERCENT
         NAME AND ADDRESS(1)           PREFERRED STOCK       OF CLASS
------------------------------------- ----------------- -----------------
Dean J. Yimoyines, M.D.
 President and Chief Executive
 Officer and Director ...............           --                *
Steven L. Ditman
 Executive Vice President, Chief
 Financial Officer and Director .....           --                *
Eugene Huang, M.D.
 Executive Vice President and
 Director ...........................        2,669              1.7%
Mark Ruchman, M.D.
 Medical Director and Director ......           --                *
W. Scott Peterson, M.D.
 Director ...........................           --                *
Michael Koetters
 Director ...........................           --                *
John F. Croweak
 Director ...........................           --                *
Fred Nazem
 Director ...........................       23,484(12)         15.4%(12)
All directors and executive
 officers as a group ................       26,153             17.1%
Anthem Blue Cross Blue Shield of
 Connecticut ........................       88,706             58.1%
Oxford Health Plans, Inc. ...........       37,361             24.5%
Nazem OptiCare Partners, LP .........       20,901             13.7%
Richard Getnick, M.D. ...............           --                *
Vincent P. deLuise, M.D. ............           --                *
Richard D. Gilbert, M.D. ............           --                *
Doris Yimoyines .....................           --                *



                                           CLASS B
                                          PREFERRED          PERCENT           COMMON           PERCENT
         NAME AND ADDRESS(1)               STOCK(2)        OF CLASS(2)        STOCK(3)        OF CLASS(3)
------------------------------------- ----------------- ---------------- ----------------- ----------------
Dean J. Yimoyines, M.D.
 President and Chief Executive
 Officer and Director ...............       21,116(4)          7.5%(4)         45,523(5)          9.5%(5)
Steven L. Ditman
 Executive Vice President, Chief
 Financial Officer and Director .....           --               *              6,218(6)          1.3%(6)
Eugene Huang, M.D.
 Executive Vice President and
 Director ...........................           --               *              8,669(7)          4.4%(7)
Mark Ruchman, M.D.
 Medical Director and Director ......       21,123(8)          7.5%(8)         24,123(9)          5.0%(9)
W. Scott Peterson, M.D.
 Director ...........................       21,123(10)         7.5%(10)        21,123(11)         4.4 (11)
Michael Koetters
 Director ...........................           --               *                 --               *
John F. Croweak
 Director ...........................           --               *                 --               *
Fred Nazem
 Director ...........................       16,924             6.0%            40,408(13)         8.4%(13)
All directors and executive
 officers as a group ................       80,286            28.5%           146,064              33%
Anthem Blue Cross Blue Shield of
 Connecticut ........................       24,011             8.5%           112,717(14)        23.5%(14)
Oxford Health Plans, Inc. ...........       28,758            10.2%            66,119(15)        13.8%(15)
Nazem OptiCare Partners, LP .........           --               *             20,901(16)         4.4%(16)
Richard Getnick, M.D. ...............       21,123(15)         7.5%(17)        21,123(18)         4.4%(18)
Vincent P. deLuise, M.D. ............       21,123             7.5%            21,123(18)         4.4%(18)
Richard D. Gilbert, M.D. ............       21,123             7.5%            21,123(18)         4.4%(18)
Doris Yimoyines .....................       21,118             7.5%            21,118(19)         4.4%(19)


----------
*     Less than 1%

(1) The mailing address of each director and executive officer of OptiCare is c/o OptiCare, 87 Grandview Avenue, Waterbury, CT 06708.


(2) The figures in these columns assume the exercise of all Class B preferred stock warrants by the holders thereof.

(3) No shares of common stock were outstanding as of May 12, 1999. These columns assume the conversion of all outstanding Class A preferred stock and Class B preferred stock, and the exercise of all outstanding Class B preferred stock warrants and options to purchase common stock, by the holders thereof.


(4)   These shares are held by the wife of Dean J. Yimoyines.


(5) Includes 21,116 shares issuable upon conversion of the Class B preferred stock and 24,407 shares issuable upon the exercise of options.


(6)   Includes 6,218 shares issuable upon the exercise of options.


(7) Includes 2,669 shares issuable upon conversion of the Class B preferred stock and 6,000 shares issuable upon the exercise of options.


(8) Includes 15,843 shares held by the wife of Mark Ruchman and 5,280 shares held by a family limited partnership.


(9) Includes 21,123 shares issuable upon conversion of the Class B preferred stock and 3,000 shares issuable upon the exercise of options.

(10)  Includes 12,007 shares held by a family limited partnership.


(11) Includes 21,123 shares issuable upon conversion of the Class B preferred stock.


(12) Includes 20,901 shares held by Nazem OptiCare Partners, L.P., a limited partnership of which Mr. Nazem is the general partner. Mr. Nazem disclaims beneficial ownership of such shares.


(13) Includes 23,484 shares issuable upon conversion of the Class A preferred stock and 16,924 shares issuable upon conversion of the Class B preferred stock.

(14) Includes 88,706 shares issuable upon conversion of this series of the Class A preferred stock and 24,011 shares issuable upon conversion of the Class B preferred stock.

(15) Includes 37,361 shares issuable upon conversion of the Class A preferred stock and 28,758 shares issuable upon conversion of the Class B preferred stock.

(16) Includes 20,901 shares issuable upon conversion of the Class A preferred stock.


(17) Includes 15,843 shares held by the wife of Richard Getnick and 5,280 shares held by a family limited partnership.


(18) Includes 21,123 shares issuable upon conversion of the Class B preferred stock.

(19) Includes 21,118 shares issuable upon conversion of the Class B preferred stock.



BUSINESS OF PRIME PRIOR TO THE MERGERS


HISTORY AND RECENT DEVELOPMENTS

     Prime is an integrated vision services company incorporated in Delaware and headquartered in North Carolina. Prime is involved in three vision-related lines of business: (1) managed vision care, (2) buying group and distribution and (3) optometric practice management and retail optical. In December 1998, the board of directors approved the disposal of Prime ophthalmology practice management division and related administrative support functions (the "ophthalmology division").


     Prime is a result of a merger between Consolidated Eye Care and Prime Vision Group which occurred on July 3, 1996 whereby Consolidated exchanged all of its outstanding voting common stock for 3,966,771 shares of voting preferred stock of Prime Group. Since the former Consolidated shareholders retained the majority of the voting rights in the combined company, Consolidated was treated as the acquirer in the business combination. These shareholders, acting as a group, have the independent right to split up Prime. The stated period of time for a split-up to occur commences in January 2001 and ends 60 days later. This right terminates if Prime completes an initial public offering and terminates upon closing of the mergers.

     Prime's optometry and retail optical division provides consulting, administrative and other support services to 27 optometry eye care centers located in North Carolina. All of these optometry centers are owned by shareholders of Prime who were formerly shareholders of Consolidated.

     Prime's managed vision care business is conducted primarily through two wholly owned subsidiaries which are licensed as single service HMO's in North Carolina and Texas.


     Prime conducts its buying group and distribution business with approximately 4,000 individual ophthalmology and optometry practices throughout the United States.

     For the year ended December 31, 1998, Prime recorded a $3.2 million net loss. Prime is highly leveraged and is not in compliance with its bank debt covenants. Accordingly, all bank debt has been classified as a current liability. Management has determined that the ophthalmology business is the main contributing factor to Prime's liquidity problems due to lower than expected cash flows from the ophthalmology service agreements and excessive purchase prices of those practices as evidenced by the historical operating losses experienced by the division and significant goodwill write-downs this year and in prior years within the division. Prime's headquarters in Raleigh, North Carolina exist primarily to support the ophthalmology division and such headquarter expenses were higher than justified by operating earnings of the ophthalmology division.

EMPLOYEES


     Prime currently has 926 employees, 178 of which are part time and 582 of which are part of the ophthalmology and corporate discontinued operations.


PROPERTIES

     The following properties are leased by Prime through its wholly-owned subsidiary, Consolidated Eye Care:





                                        BASE
                              SQ.      ANNUAL    REMAINING           RENEWAL
LOCATION                    FOOTAGE     RENT        TERM             OPTIONS            ESCALATIONS    USE OF PREMISES
-------------------------- --------- ---------- ----------- ------------------------- -------------- ------------------
110 Zebulon Court,           4,039    $ 46,448    3 yrs.              None                None           HMO Offices
Rocky Mount, NC
112 Zebulon Court--A,       15,085    $137,552    3 yrs               None                None           Operations
Rocky Mount, NC                                                                                            Center
112 Zebulon Court--B,        1,800    $ 14,850    3 yrs.              None                None        Executive Offices
Rocky Mount, NC
3010 LBJ Freeway,              523    $  6,276    1 yr.               None                None           HMO Offices
Dallas, TX
125 Holly Hill Mall,         3,425    $ 65,075    1 yr.          (1) 5-yr. Term         See Below     Retail Optometry
Burlington, NC                                              (Consolidated's option)         *           and Eye Exams
1563 Highway 70 West,        4,000    $ 48,000    2 yrs.        (2) 5-yr. Terms          10% for      Retail Optometry
Gamer, NC                                                    (Consolidated's option       each          and Eye Exams
                                                                                         renewal
                                                                                          term
921 Eastchester Dr.,         3,671    $ 66,078    6 yrs.         (1) 5-yr. Term         See Below     Retail Optometry
Suite 2470                                                  (Consolidated's option)        **           and Eye Exams
High Point, NC
Tarrytown Mall,              3,988    $ 51,882    4 yrs.              None             The greater    Retail Optometry
Wesleyan Blvd.                                                                        of 5% or CPI      and Eye Exams
Rocky Mount, NC                                                                         for each
                                                                                       lease year
2001-32 East Dixon Blvd.     2,696    $ 37,744    6 yrs.              None              See Below     Retail Optometry
Shelby, NC                                                                                 ***          and Eye Exams



----------
*    $1 increase per square foot for each option year 1--5
**   1. Contributions to marketing and media funds increase $100 annually
     2. Base rent for lease years 8-10 (2003 - 2005) increases to $73,420
     3. Base rent for option period increases to $80,762
***  1. Contributions to marketing and media funds increase 3% annually
     2. Base rent for lease years 5-9 (2000 - 2005) increases to $43,136


LITIGATION

     Missouri Action, Counterclaim and Related Put Option. Prime commenced an action (the "Missouri Action") in United States District Court for the Eastern District of Missouri, in August 1998, seeking damages from an ophthalmologist (the "Missouri Seller") from whom Prime acquired the corporation from which the Missouri Seller's practiced ophthalmology. Prime has alleged that the Missouri Seller falsely and fraudulently inflated the value of the corporation he sold to Prime, in the amount of approximately $2 million. The Missouri Seller has counterclaimed against Prime, for, among other things, enforcement of a put option, damages for allegedly malicious prosecution and a declaration that his administrative services agreement with Prime is terminated and of no further force or effect. The litigation is in its earliest stages.

     As part of the purchase transaction, Prime issued a put option by which the Missouri Seller, at his election, may require Prime to purchase the balance of his ophthalmology practice, based on substantially the same valuation which Prime is challenging in court. The exercise price that would be payable by Prime under the put option is approximately $4 million. In January 1999, the Missouri Seller exercised the put option. Prime has asserted to the Missouri Seller that Prime is not obligated to honor the put for the same reasons that Prime is seeking damages in the Missouri Action--that the value of the corporation sold by the Missouri Seller to Prime was falsely inflated. Prime anticipates that the Missouri Seller will attempt to enforce the put by litigation.


     After acquiring the Missouri Seller's corporation, Prime reviewed selected medical records of the corporation and determined that the Missouri Seller was performing unnecessary surgery and billing third party payors, including Medicare, for the unnecessary surgery.

     Management of Prime believes that it will prevail in the pending Missouri Action and in any attempt to enforce the put, but the expenses of the Missouri Action and the defense of the Missouri Seller's attempts, if any, to enforce the put could be substantial.


     Maryland Action and Counterclaim. Prime commenced an action in United States District Court in Maryland, in January 1999, against a Maryland ophthalmology practice and its stockholders (the "Maryland Sellers") seeking damages for the refusal of the Maryland Sellers to honor certain terms of an administrative services agreement they made with Prime. Prime purchased a corporation from which the Maryland Sellers practiced ophthalmology from the Maryland Sellers and simultaneously entered into the administrative services agreement with the Maryland Sellers for a term of 40 years. The Maryland Sellers have counterclaimed against Prime and others alleging that the administrative services agreement is unenforceable, and they have refused to pay fees and other moneys owed to Prime under the terms of the administrative services agreement.

     Prime is seeking damages in the action but cannot be sure that it will win a judgment. The Maryland Sellers have asserted counterclaims. Prime is in the process of phasing out its administrative services agreements, and so any adverse determination with respect to the enforceability of the administrative services agreement will not have a material adverse effect beyond the immediate losses of revenue, if any, that may result from the Maryland Sellers' allegations.

     Tennessee Action and Counterclaim. Prime commenced an action in United States District Court in Tennessee in February, 1999 against a Tennessee ophthalmology practice and its sole shareholder (the "Tennessee Sellers") seeking damages for the refusal of the Tennessee Sellers to honor certain terms of an administrative services agreement (the "administrative services agreement") they made with Prime. Prime purchased a corporation from which the Tennessee sellers practiced ophthalmology, and simultaneously entered into the administrative services agreement with the Tennessee Sellers for a term of 40 years. The Tennessee Sellers have counterclaimed against Prime and others, alleging that the administrative services agreement is unenforceable, and they have refused to pay fees and other moneys owed to Prime under the terms of the administrative services agreement.

     The total amount that Prime is seeking in the action is approximately $3.6 million, but Prime cannot be sure that it will win a judgment for that amount, or that it will collect the full value of any judgment. The Tennessee Sellers have asserted counterclaims in an amount to be proved at trial. Prime is in the process of phasing out its administrative services agreement's, so any adverse determination with respect to the enforceability of the administrative services agreement will not have a materially adverse effect beyond the immediate losses of revenue, if any, that may result from the Tennessee Sellers' allegations.

     Application to the North Carolina Board of Examiners in Optometry. In 1996, Prime purchased 100% of the capital stock of Consolidated Eye Care, Inc., a North Carolina corporation, from

Drs. Allan L.M. Barker and D. Blair Harrold. Consolidated is now a wholly owned subsidiary of Prime. Drs. Barker and Harrold are directors, officers and principal stockholders of Prime, and Dr. Barker will become a director of the combined company. See "Management of the Combined Company Following Closing of the Mergers."

     In connection with the sale of the Consolidated Eye Care capital stock to Prime in 1996, Prime acquired the administrative services agreement that was previously in effect between Consolidated and Optometric Eye Care Centers, P.A., a North Carolina profession association engaged in optometry practice. Drs. Barker and Harrold are the stockholders of Optometric Eye. Optometric Eye Care Center, P.A., a North Carolina professional association engaged in the practice of optometry, entered into an administrative service agreement with Prime. Drs. Harrold and Barker are the sole stockholders of Optometric Eye Care.

     In March 1999, Drs. Barker and Harrold applied to the North Carolina Board of Examiners in Optometry for a determination of whether or not the administrative services agreement between Prime and Optometric Eye Care is permissible under the laws and regulations governing the practice of optometry in North Carolina. Drs. Barker and Harrold have now agreed to withdraw the application, and the Board of Examiners in Optometry has indicated that it will agree to honor that request for withdrawal. If the Board of Examiners determines that the administrative services agreement is not permissible, then Prime and Drs. Barker and Harrold would have to agree upon a new service contract, and other administrative services agreement's between Prime and other eye care providers may be found unenforceable. Prime is already in the process of restructuring its legal relationships with its eye care providers, but an abrupt requirement to restructure these relationships could have a material adverse effect on Prime's business. However, even if the agreements are restructured, there is no assurance that they will be on economic terms favorable to Prime. See "Related Agreements--Settlement Agreement."

     North Carolina Action. In June, 1999, a North Carolina ophthalmology practice and its stockholders (the "North Carolina Sellers") commenced an action in North Carolina Superior Court against Prime and others, seeking damages for allegedly having been fraudulently induced to enter into an administrative services agreement with Prime. Prime purchased a corporation from which the North Carolina Sellers practiced ophthalmology, and simultaneously entered into the administrative services agreement with the North Carolina Sellers for a term of 30 years. The North Carolina Sellers claim, among other things, that the administrative services agreement was fraudulently induced, that all fees paid under the administrative services agreement therefore should be refunded, that they should be awarded damages for harm allegedly caused to the practice by Prime's lack of performance under the administrative services agreement and that all practice assets previously acquired by Prime should be returned to the North Carolina Sellers.

     The total damages sought by the North Carolina Sellers is an amount not less than $2 million, and Prime can not be sure that it will prevail in such an action, and, although Prime plans to assert counterclaims for fraudulent conversion and breach of contract in the North Carolina action and believes it will succeed in such claims, it cannot guarantee that it will collect the full value of any judgment. Prime is in the process of phasing out its administrative services agreements, so any adverse determination with respect to the continued existence of the administrative services agreement will not have a materially adverse effect beyond the immediate losses of revenue, if any, that may result from the North Carolina Sellers' allegations.


PRIME MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



Overview:


     For the year ended December 31, 1998, Prime recorded a net loss of approximately $38.1 million. Prime is highly leveraged and is not in compliance with its bank debt covenants. Accordingly, all bank debt has been classified in current liabilities. Management has determined that the ophthalmology segment is the main contributing factor to Prime's liquidity problems, due to lower than anticipated cash flows from the ophthalmology practices, as evidenced by the historical operating losses experienced by the ophthalmology segment. Prime's headquarters in Raleigh, North Carolina exists primarily to support the ophthalmology segment, and such headquarter expenses were higher than justified by operating earnings of the ophthalmology segment.

     On December 15, 1998, in recognition of the significant losses and the fact that the physician practice management business model as operated by Prime has been largely unsuccessful, Prime determined that the business should be disposed of and that a combination should be sought with a related business with a stronger infrastructure. Subsequent to such decision by the board, the merger was approved.


Results of continuing operations:


 Quarter ended March 31, 1999 compared to quarter ended March 31, 1998

     Revenues for the quarter ended March 31, 1999 were $18.1 million compared to $17.1 million in the quarter ended March 31, 1998. The 6% increase was primarily due to managed care revenue growth.

     Cost of sales for the quarter ended March 31, 1998 was $12.7 million, an increase of $0.6 million or 5%, which corresponded with the growth in revenues offset by some economies of scale.

     Salaries, wages and benefits increased to $2.6 million for the quarter ended March 31, 1999 compared to $2.3 million for the quarter ended March 31, 1998 due to increased employee costs associated with servicing increased managed care contracts.

     General and administrative expenses did not increase significantly for the quarter ended March 31, 1998 compared to the quarter ended March 31, 1999.

     Interest expense of $1 million for the quarter ended March 31, 1999 represents a $177,692 decrease from prior year due to the lower debt outstanding as a result of Prime's preferred stock issuance in the third quarter of 1998.

     Prime's effective tax rate for the quarter ended March 31, 1999 was 37% compared to the same period's effective tax rate in prior year of (9%). The book basis losses in 1998 did not correspond to equivalent tax basis losses resulting in the lower effective rate.

     Year ended December 31, 1998 compared to year ended December 31, 1997


     Revenues for the year ended December 31, 1998 were $64.6 million, a $6.3 million or 11% increase from prior year's $58.3 million primarily due to 100% growth in Prime's managed care division of its eye care services business segment. Also within the eye care services business segment, revenues in the buying group division decreased slightly offset by a small increase in the optometry division.

     Cost of sales in 1998 was $46.2 million compared to $42.0 million in 1997. The 10% increase was in line with the related increase in revenues.

     General and administrative expenses increased from $5.2 million in 1997 to $6.0 million in 1998 primarily due to additional costs to support revenue growth in the managed care division.

     Interest expense for the year ended December 31, 1998 was $4.5 million versus $3.9 million for the year ended December 31, 1997. This increase is due to increased borrowings on Prime's bank credit facility resulting from acquisitions and lower than expected cash generation in the discontinued ophthalmology business.

     Prime's effective tax rate for the year ended December 31, 1998 of (15.5%) represents the tax benefit expected on the significant tax losses during 1998. The book basis loss before income taxes is significantly more than the tax basis loss. Accordingly, the effective tax rate is significantly lower than the statutory rate. The Company's effective tax rate in 1997 was 33.7%.

     Year ended December 31, 1997 compared to year ended December 31, 1996


     Revenue increased 12% to $58.3 million for the year ended December 31, 1997 from $52.2 million for the year ended December 31, 1996. This increase consisted of increases in all three of Prime's continuing operations.

     Cost of sales for the year ended December 31, 1997 was $42.0 million compared to 37.4 million for the year ended December 31, 1996 but remained constant as a percentage of revenues, which is consistent with the growth across all three divisions.

     General and administrative expenses decreased from $5.5 million in 1996 to $5.2 million in 1997 due to cost savings achieved within the continuing operations.

     Interest expense increased from $1.0 million in 1996 to $3.9 million in 1997 largely due to the increased debt as a result of the significant acquisitions completed during 1996 and 1997 by the ophthalmology division.

     Prime's effective tax rate for the year ended December 31, 1997 was 33.7% compared to an effective rate of 21.1% in 1996.


Liquidity and Capital Resources


     Cash provided by continuing operating activities of Prime during 1996 totalled approximately $308,000. This amount is stated after cash interest and income taxes paid of approximately $6.1 million. Prime also raised $8 million of capital in 1998 by the issuance of mandatorily redeemable preferred stock. This cash and cash from operations was primarily used to fund the $.6 million of capital expenditures and the repayment of $6 million of bank indebtedness.

     Prime is a party to a revolving credit and term loan agreement with a third party whereby Prime has established, as the lender, a revolving line of credit not to exceed $1.0 million and a term loan agreement not to exceed $4.0 million. Any funding under the term loan agreement requires approval of the Prime's board of directors which is unlikely, given the current financial position of Prime. No funding has been provided under either agreement and the commitments and agreements expire on October 1, 1999. Management does not anticipate any borrowings to occur under these facilities before expiration.

     Bank Austria issued a term sheet on June 9, 1999 to replace the current Prime facility and proceed towards execution of a definitive agreement for the combined company. The terms are summarized in "Related Agreements--New Credit Facility."

     As of December 31, 1998 and currently, Prime is in default of the covenants of its bank credit facility. Accordingly, all bank indebtedness has been classified as a current liability. The bank is currently monitoring Prime's restructuring plans and progress. If the transactions contemplated herein are not consummated, it is unlikely that Prime's cash flows from operations will be sufficient to fund its commitments. If the transactions contemplated herein, including the successful disposal of the ophthalmology business, are completed it is expected adjustments and repayments of debt will occur by September 30, 1999.



Year 2000

     Prime utilizes software and related technologies throughout its operations that may be affected by the Year 2000 problem, which is common to most businesses. Prime is addressing the effect of the potential Year 2000 problem on all its critical systems and with all of its critical vendors and customers. Specifically, Prime has completed upgrades to all but one of its critical systems. Such upgrade is currently in process and is expected to be completed by September 30, 1999. Through discussions with its vendors and customers, Prime has determined that no critical business areas will be adversely affected by Year 2000 issues, but continues to cooperate with its vendors and customers to ensure a smooth transition. No contingency plan has been developed or deemed necessary at this time and management believes that any costs and risks related to Year 2000 compliance will not have a material adverse affect on the liquidity or financial position of the Prime.


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

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF PRIME

     The following table sets forth information concerning the shares of Prime's common stock beneficially owned by each director and executive officer of Prime and all directors and executive officers as a group and each holder of over 5% of the outstanding common stock as of May 10, 1999.





NAME OF BENEFICIAL OWNER                                                   SHARES(1)     PERCENT
-----------------------------------------------------------------------   -----------   --------
Allan L.M. Barker, O.D(2). ............................................      712,408       9.4%
D. Blair Harrold, O.D(2). .............................................      712,408       9.4%
Martin E. Franklin(3) .................................................    1,333,333      15.0%
Charlie W. Sydnor .....................................................      183,245       2.4%
David A. Durfee(4) ....................................................      136,500       1.8%
Walter H. Wilkinson, Jr. ..............................................            0         *
Nicholas R. Rader, M.D. ...............................................       87,508       1.2%
Samuel B. Petteway(5) .................................................      140,000       1.8%
Thomas S. Harbin, Jr. M.D.(6) .........................................      107,483       1.4%
W. Andrew Maxwell, M.D. ...............................................       62,790         *
Steven B. Waite(7) ....................................................      518,334       6.9%
Julia C. Lewis(8) .....................................................      152,000       2.0%
Kitty Hawk Capital Limted Partnership .................................      553,334       7.3%
Marlin Capital, L.P.(3) ...............................................    1,333,333      15.0%
All executive officers and directors as a group (11 persons) ..........    3,627,675      39.4%


----------
*     Less than 1%.


(1) Shares not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire them within 60 days upon the exercise of an option are treated as outstanding for purposes of determining beneficial ownership and the percent beneficially owned by such individual and for the executive officers and directors as a group.

(2) Does not include approximately 1,500,000 additional shares which may be acquired by each of Dr. Barker and Dr. Harrold subject to the fulfillment of certain conditions, under the Settlement Agreement. See "Related Agreements--Settlement Agreement."

(3) Represents approximately 1,333,333 shares issuable in connection with warrants held by Marlin Capital, L.P. Mr. Martin E. Franklin, who is a director of Prime, is the Chairman, Chief Executive Officer and principal stockholder of Marlin Holdings, Inc. which is the general partner of Marlin Capital, L.P. Mr. Franklin disclaims beneficial ownership of such shares. The address of Marlin Capital, L.P. is 555 Theodore Fremd Ave., Rye, New York 10584.

(4) Includes 15,000 shares subject to currently exercisable outstanding options.

(5) Includes 60,000 shares subject to currently exercisable outstanding options.

(6) Includes 15,000 shares subject to currently exercisable outstanding options.

(7) Includes 65,000 shares subject to currently exercisable outstanding options.

(8) Includes 150,000 shares subject to currently exercisable outstanding options.


BUSINESS OF THE COMBINED COMPANY FOLLOWING CLOSING OF THE MERGERS

     Following the closing of the mergers, the combined company will be an integrated eye care company that will deliver diversified services to ophthalmologists, optometrists and opticians and managed care plans that provide eye care to their participants. The combined company engages in four complementary business lines in the eye care marketplace:

     (i) ophthalmology services, by which the combined company owns and operates eye health centers and provides other services for ophthalmologists and optometrists (the "Administrative Services" or "administrative services agreement" model) and in independent physician offices (the health services organization or "HSO" model) in various states;



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

     (ii) retail optometry, by which the combined company owns and operates retail optometry locations in Connecticut and North Carolina;

     (iii) buying group services, by which the combined company provides wholesale optical goods purchasing for licensed practitioners; and,

     (iv) managed care services, by which the combined company contracts with managed care plans to establish and manage networks of eye health care providers on behalf of the enrolled members of its client managed care plans.

     These four classes of services are more fully described in the following paragraphs.


     Ophthalmology Services. The combined company manages owns and operates multiple eye health centers in Connecticut. The combined company contracts with OptiCare P.C., a professional corporation, for a range of services, including administration, marketing, billing and other services. This professional corporation is wholly owned by Dean J. Yimoyines, M.D., who will be the Chairman of the Board, President and Chief Executive Officer of the combined company and a beneficial holder of 5.9% of the common stock of the combined company upon closing of the mergers. This professional corporation employs 26 ophthalmologists and 19 optometrists throughout Connecticut. The combined company contracts with the professional corporation to provide services at company-owned centers throughout the state. Management is provided under a renewable 5-year administrative services agreement. The current term expires in December 2000 and is expected to be renewed.

     In the combined company's HSO model, the combined company provides a range of specific services which individual ophthalmology and optometry practices can purchase on a "menu" basis, including buying group access, marketing assistance, information systems support, among others. At the expected time of the closing of the mergers, management of the combined company expects to have HSO contracts with 43 ophthalmology practices in 11 states.

     As part of its ophthalmology services, the combined company owns and operates three ambulatory surgery centers and one refractive laser center in Connecticut. In its ambulatory surgical centers's, ophthalmic surgeons perform a range of specialized eye care surgical procedures, including cataract surgery. One of the ambulatory surgical centers is being converted from an eye-care-only center to a multi-specialty facility, permitting ophthalmic surgery and other types of non-eye-care surgery to be performed there. The combined company does not have any agreements with any surgeons or practice groups other than ophthalmologists at the present time. The combined company charges a fee to patients (or their insurers, HMO's, Medicare, Medicaid or other responsible third-party payors) for use of the ambulatory surgical centers facility, and the surgeons are responsible for separately billing the patients for surgical services.


     The combined company has a formal quality improvement program which includes responsibility and accountability for all federal, state and third party corporate compliance issues. Connecticut based operations have received full three-year accreditation from the Accreditation Association for Ambulatory Health Care in Skokie, Illinois.


     In addition to its intent to grow the practice management and ambulatory surgical centers operations, the management of the combined company believes there will be increasing demand for its HSO services from independent physicians who are not interested in an administrative services agreement model. Management of the combined company believes these independent physicians, while unaffiliated with a national practice management company, still require assistance in a range of administrative, marketing and, in particular, information systems areas and have the potential to materially benefit from the combined company's capabilities in these areas.

     Retail Optometry. Upon closing of the mergers, the combined company will own 50 retail optometry locations in Connecticut and North Carolina. The combined company's locations are either free-standing or co-located with ophthalmology or optometry practices. In its retail optometry locations, the combined company provides all the customary optical goods and provides all the billing, collection, and information systems to support the combined company's optometry operations. In

Connecticut, the combined company also has a complete manufacturing facility in which lenses are manufactured, surfaced and ground to specifications and supplied to all of the combined company's Connecticut optometry locations as well as to network doctors for certain managed care contracts.

     In addition to its owned and operated locations, the combined company has 30 franchised retail optometry locations in North Carolina and South Carolina. In its franchise arrangements, the combined company provides a range of marketing, managed care support and other services to the franchisee store in return for a fixed fee.

     Management of the combined company believes that large retail optometry centers are an increasingly important initial entry point for eye care patients. Beyond the economic contribution of the combined company's owned and franchised stores, management of the combined company believes that its optometry operations provide a strong strategic link and patient referral source for its ophthalmic and other integrated services, particularly in North Carolina and Connecticut.

     Buying Group. The combined company operates one of the largest wholesale eye products buying groups in the United States. This business unit, headquartered in Rocky Mount, North Carolina, contracts with over 4,000 ophthalmology and optometry practices nationwide for the purchase of optical and ophthalmic goods and medical supplies. In these arrangements, the combined company enters into a non-exclusive account relationship with the buying ophthalmologists and optometrists who join the buying group. These licensed practitioners, by joining the buying group, agree to place `bill to -- ship to" orders directly with a vendor, notifying the vendor that the licensed practitioners are using the combined company's buying group services; the vendor is then obligated to furnish a discount to the purchasers. The vendor then ships the product directly to the practice and bills the combined company at the predetermined price. The combined company derives revenue from the buying group solely by the spread between its costs for merchandise and the prices paid by group participants.

     The combined company believes there is a significant opportunity to expand the scope of its buying group services with additional products and with professional service offerings. As the combined company expands its HSO and managed care network operations, management of the combined company believes the buying group business unit will benefit as well, demonstrating the value of the combined company's strategy.

     Managed Care Services. The combined company has managed care contracts in nine states which are serviced by licensed practitioners under contract with the combined company to provide comprehensive eye care services to over 2.5 million covered lives. The combined company's customers are generally managed health plans, but the managed care business unit also provides these services directly to employers.

     In each managed care contract, the combined company creates and/or contracts with networks of ophthalmologists and optometrists who provide eye care services under a contract between the combined company and the managed care plan. In these contracts, the combined company also performs credentialing services, quality assurance and utilization review functions for the managed care plans. The combined company is paid on either a fee for service or fixed fee per covered live or "capitated" basis. Most contracts have a term of three years and contain renewal provisions for additional one-year periods.

     The combined company has developed proprietary systems to administer the eye care of the managed care populations, including specialized analytic tools which permit the combined company and its managed care plan customers to understand the frequency and cost of services rendered to the managed care plan's covered population. In addition, the combined company performs prospective-outcome studies and other quality assessment studies on the care rendered by its contracted network of providers.

     The combined company's managed care credentialing functions are based on Rocky Mount, North Carolina, and have received certification from the National Committee for Quality Assurance in


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

Washington, D.C. Such accreditation (or similar accreditation from certain other recognized accreditation associations) is a requirement for obtaining certain managed care contracts, or, if not expressly required, enhances the quality of the combined company as seen by prospective managed care customers.

     Management of the combined company believes there will be increasing demand for specialized eye care management for populations enrolled in health plans. This belief is based partially on demographic trends, and partially upon the growing recognition among health plans that the treatment of eye health lends itself to specialized management.



COMPETITION


     The health care industry is highly competitive and subject to continual changes in the methods by which services are provided and the manner in which health care providers are selected and compensated. The combined company believes that private and public reforms in the health care industry emphasizing cost containment and accountability will result in an increasing shift of eye care from highly fragmented, individual or small practice providers to larger group practices, affiliated practice groups or other eye care delivery systems. The combined company competes with other physician practice management companies which seek to acquire the business assets of and provide management services to eye care professionals, and some of these competitors have substantially greater financial resources than the combined company. Companies in other health care industry segments, such as managers of other hospital-based specialties or currently expanding large group practices, may become competitors in providing management to providers of eye care services, and some them have financial and other resources substantially greater than the resources of the combined company. Increased competition could have a material adverse effect on the combined company's financial condition and results of operations.

     The bases for competition in the ophthalmology services area are pricing, strength of the delivery network, strength of operational systems, the degree of cost efficiencies and synergies, marketing strength, management information systems, managed care expertise, patient access and quality assessment programs. The combined company also competes with other providers of eye care services, including HMO'S, PPO's and private insurers, for managed care contracts, and many HMO's, PPO's and insurers have larger provider networks and greater financial and other resources than the combined company. Managed care organizations compete on the basis of administrative strength, size, quality and geographic coverage of their provider networks, marketing abilities, informational systems, the strategy of their managed care contracts, operating efficiencies and price. The combined company also competes with other buying group organizations for group members. Buying group organizations compete on the basis of size and purchasing power of their member buying group, the strength of their credit, and the strength of their supplier agreements and relationships. The retail optometry business competes with numerous optometry operators, including several national chains which have greater financial and other resources than the combined company. Retail optometry operators compete on price, service, product availability and location. See "Business of the Combined Company Following Consummation of the Mergers."



GOVERNMENT REGULATION

     The federal and state governments extensively regulate the health care business. The combined company's business will be subject to numerous federal and state laws and regulations, including the following:

     Corporate Practice of Optometry and Ophthalmology. The laws of many states prohibit corporations that are not owned entirely by eye care professionals from

   (a)        employing eye care professionals,

   (b) receiving for their own account reimbursements from third party payors for health care services rendered by licensed professionals,



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


   (c)        controlling clinical decision-making, or

   (d) engaging in other activities that constitute the practice of optometry and/or ophthalmology.

     To comply with these requirements, the combined company

   (a) contracts with professional associations (which are owned by one or more licensed optometrists or ophthalmologists), which in turn employ or contract with licensed optometrists or ophthalmologists to provide professional services to patients

   (b)        performs only non-professional services,

   (c) does not represent to the public or its customers that it provides professional eye care services, and

   (d) does not exercise influence or control over the practices of the eye care practitioners employed by the professional associations.


     The agreements between the combined company and the eye care providers specifically provide that all decisions required by law to be made by licensed ophthalmologists or optometrists shall be made only by such licensed persons, and that the combined company shall not engage in any services or activities which would constitute the practice of ophthalmology or optometry.

     The North Carolina State Board of Examiners in Optometry has expressed concerns regarding contractual arrangements between business corporations and professional associations or corporations of optometrists which may "indirectly" violate the corporate practice prohibition or other North Carolina law even though the arrangements do not involve direct employment of optometrists. In certain situations, the following practices, among others, have been determined by the Board, formally or informally, to be indirect violations of the corporate practice prohibition:


      o Business corporations which in effect take over the entire decision-making process for the optometrist on matters such as hiring capable clinical assistants, firing clinical assistant and non-shareholder optometrist employees, and management companies which exert an undue amount of influence over the billing and receipts of the optometric practice, such that the practice is essentially paid a wage by the company or vice-versa.

      o Companies which attempt to exercise control over the sale of the assets or shares of the optometric practice, such as setting the price at which such assets or shares may be sold, delineating the entities or class of entities to whom such assets or shares may be sold, and which attempt to exercise control over the business records of the practice in the interim between the cessation of the original optometric practice and the beginning of the successor practice.


     There is a risk that the Optometry Board could determine that the combined company's arrangements with optometrists indirectly violate the corporate practice prohibition. The combined company's administrative service agreements with optometrists provide that they are not intended to represent the unlawful practice of optometry and that the parties will take such steps, including consultation with the Optometry Board and modification of the Management Agreements, as are appropriate to implement such intention while preserving the overall relationship of the parties. If the Optometry Board ever determine that the Management Agreements must be modified and the parties are unable to agree on a satisfactory modification, there could be a material adverse impact on the combined company's current North Carolina management agreements and therefore, the combined company's results of operations.


     Fee-Splitting and Anti-kickback Law--State Law. Most states have laws prohibiting the paying or receiving of any remuneration, direct or indirect, that is intended to induce referrals for health care products or services. Many states also prohibit "fee-splitting" by health care professionals with any party except other health care professionals in the same professional corporation or practice association. In most cases, these laws apply to the paying of a fee to another person for referring a patient or otherwise generating business, and do not prohibit payment of reasonable compensation for



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

facilities and services (other than the generation of business), even if the payment is based on a percentage of the revenues of the professional practice. However, in some states, "fee-splitting" has been interpreted to include payments by health professionals of a portion of fees in return for certain services.


     The North Carolina Medical Board stated in an Official Position Statement (adopted in 1993 and amended in 1996) that sharing profits between a non-physician and physician partner on a percentage basis is fee splitting and is grounds for disciplinary action. In the past year, this issue has been raised in several lawsuits in the state. In each of these cases, the court was asked to find that the profit sharing arrangement between a physician or physician group and management company is unethical and void as against public policy. To date, no court in North Carolina has ruled on this issue. There is a risk that a court could find that the combined company's arrangements with physicians are unethical and void as against public policy and/or that the Medical Board could determine that the combined company's arrangements with physicians in the state constitute unethical fee-splitting and that these physicians are subject to disciplinary action. This risks could also extend to arrangements with optometrists since the Optometry Board has informally indicated that it takes a similar view on fee-splitting.


     North Carolina law also prohibits health care providers from paying any type of financial compensation to any person, firm or corporation for recommending or securing the provider's employment by a patient, or as a reward for having made a recommendation resulting in the provider's employment by a patient.

     Fee-Splitting and Anti-kickback Law--Federal Law. Federal law prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of patients covered by federally funded health care programs such as Medicare and Medicaid, or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any product or service that is covered by a federal program.

     On April 15, 1998 the Office of Inspector General of the U.S. Department of Health and Human Services (the "OIG") issued Advisory Opinion 98--4, which raised questions about whether a percentage of revenue management fee arrangement could be viewed as violating the federal anti-kickback law if the manager is involved in helping generate revenues derived from Medicare and Medicaid programs. Under the arrangement reviewed by the OIG, the manager's duties included management and marketing services, negotiation and oversight of health care contracts with various payors, including Federal healthcare programs, and setting up provider networks that included physicians. Payments to the management company included a "fair market value payment" for operating services provided by the manager, a payment based on a percentage of the cost of capital assets, and an additional 20% of net revenues of the practice for management services. The OIG noted that since the manager was paid a percentage of net revenue, including revenue from business derived from managed care contracts arranged by the manager, that a potential technical violation of the anti-kickback statute existed. The OIG further noted that since the manager would presumably receive some compensation for management efforts in connection with the development and operation of specialist networks, any evaluation by the OIG would require information about the relevant financial relationships. The OIG summarized that while the management arrangement "may" violate the anti-kickback statute, a definitive conclusion would require a determination of the parties' intent, which is beyond the scope of the advisory opinion process.


     The combined company's services agreements are different from the arrangements reviewed by the OIG in its advisory opinion. Therefore, management of the combined company believes that the opinion is inapplicable to the relationships between the combined company and its Affiliated Providers. As a result, management has no present plans to change the terms of these relationships because of the advisory opinion, but will continue to monitor any clarifications or determinations in this area. If the forms of services agreements utilized by the combined company are ever determined to be in violation of the federal anti-kickback statute, it is likely that there would be a material adverse impact on the combined company and its results of operation.


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

     Advertising Restrictions. Many states, including Connecticut, prohibit licensed eye care professionals from using advertising which includes any name other than their own, or from advertising in any manner that is likely to lead a person to believe that a non-licensed professional is engaged in the delivery of eye care services. Certain of the combined company's forms of services agreements provide that all advertising shall conform to these requirements, but there can be no assurance that the interpretation of the applicable laws or the combined company's advertising will not inhibit the combined company or result in legal violations that could have a material adverse effect on the combined company.


     Insurance Licensure. Most states impose strict licensure requirements on health insurance companies, HMO's, and other companies that engage in the business of insurance or pre-paid health care. In most states, these laws do not apply to discounted fee-for-service arrangements or networks that are paid on a capitated basis, i.e. based on the number of covered persons the network is required to serve without regard to the actual rendering of eye care service to patients, provided that the association with which the network provider is contracting is a licensed health insurer or HMO. There are exceptions to these rules in some states. For example, certain states require a license for a capitated arrangement with any party unless the risk-bearing association is a professional corporation that employs the eye care providers. If the combined company is required to become licensed under these laws, the licensure process can be lengthy and time consuming and, unless the regulatory authority permits the combined company to continue to operate while the licensure process is progressing, the combined company could suffer losses of revenue that would result in material adverse changes in its business while the licensure process is pending. In addition, many of the licensing requirements mandate strict financial and other requirements which the combined company may not immediately be able to meet. Once licensed, the combined company would be subject to continuing oversight by and reporting to the respective regulatory agency.


     Regulation of the Combined Company's HMO Subsidiaries. The combined company holds two single service HMO licenses, one in North Carolina and one in Texas. The two states require the filing of quarterly and annual reports as well as periodic on-site audits.

     The Florida, North Carolina and Texas managed care business is highly regulated. Such regulation can include, but is not limited to, caps on permissible premiums charged to customers; mandated benefits; and rules governing relationships with, and payments to, network providers. Each of these states also require pre-approval from their respective Departments of Insurance prior to allowing a significant change of ownership control to take place. There are no guarantees that approval will be forthcoming prior to the effective time of the mergers.

     In North Carolina, in addition to adequate reserves for unpaid bills and unearned members' fees, an HMO must, until such reserves equal 3 times its average monthly expenditures, maintain reserves equal to 4% of the first $200,000 of members' fees, 2% of the next $200,000 of members' fees, and 1% of all members' fees in excess of $400,000. This reserve may not exceed 6 times the HMO's average monthly expenditures.

     In Texas, a single service HMO must maintain a reserve of $500,000, net of accrued unpaid liabilities. However, if such a reserve is currently unavailable, the HMO must achieve and maintain a current reserve of $200,000; this reserve must increase to $275,000 by December 31, 1999; $350,000 by December 31, 2000; $425,000 by December 31, 2001; and $500,000 by December 31,
2002.

     Third Party Administration Licensing. Some states require licensing for companies providing administrative services in connection with managed care business. The combined company holds a third-party administrator license in Florida. The combined company intends to seek such licenses in those states where it is available for eye care networks. However, the combined company may not be able to meet such requirements in all cases, and this may have a material adverse effect on the combined company's business and operating results or inhibit the growth of the combined company's business.

     Physician Incentive Plans. Medicare regulations impose certain disclosure requirements on managed care networks that compensate providers in a manner that is related to the volume of services provided to Medicare patients (other than services personally provided by the provider). If such incentive payments exceed 25 percent of the provider's potential payments, the network is also required to show that the providers have certain "stop loss" financial protections and to conduct certain Medicare enrollee surveys.

     "Any Willing Provider" Laws. Some states have adopted, and others are considering, legislation that requires managed care networks to include any qualified and credentialed provider who is willing to abide by the terms of the network's contracts and/or prohibit termination of providers without cause. Such laws would limit the ability of the combined company to develop effective managed care networks in such states.

     Antitrust Laws. The combined company is subject to a range of antitrust laws that prohibit anti-competitive conduct, including price fixing, concerted refusals to deal and divisions of markets. Among other things, these laws limit the ability of the combined company to build smaller, more competititive provider networks that rely on exclusive services agreements with separate practice groups that compete with one another in the same geographic market. This does not apply to professionals within the same practice group. In addition, these laws prevent acquisitions of business assets that would be integrated into existing professional associations if such acquisitions substantially lessen competition or tend to create a monopoly.


     The laws described above have civil and criminal penalties and have been subject to limited judicial and regulatory interpretation. They are enforced by regulatory agencies that are vested with broad discretion in interpreting their meaning. The combined company's agreements and activities have not been examined by federal or state authorities under these laws and regulations. There can be no assurance that review of the combined company's business arrangements will not result in determinations that adversely affect the combined company's operations or that certain material agreements between the combined company and eye care providers or third-party payors will not be held invalid and unenforceable. In addition, these laws and their interpretation vary from state to state. The regulatory framework of certain jurisdictions may limit the combined company's expansion into, or ability to continue operations within, such jurisdictions if the combined company is unable to modify its operational structure to conform with such regulatory framework. Any limitation on the combined company's ability to continue operating in the manner in which OptiCare and Prime have operated prior to the mergers could have an adverse effect on the combined company.



LITIGATION

     See "Business of OptiCare Prior to the Mergers -- Litigation" and "Business of Prime Prior to the Mergers -- Litigation."

COMBINED COMPANY MANAGEMENT'S DISCUSSION AND ANALYSIS OF PRO FORMA COMBINED FINANCIAL CONDITION AND RESULTS OF OPERATIONS


 Results of Operations


     On a pro forma basis combining the results of Prime and OptiCare as if the mergers had occured on January 1, 1999, the combined company's sales for the three months ended March 31, 1999 were $29.2 million. The compensation expense for the quarter was $8.3 million, consisting of physician and employee compensation expense. The other operating expenses totalled $19.1 million. Interest expense was $.6 million and depreciation and amortization expense was $1.0 million for the quarter ended March 31, 1999. The pro forma results assume a statutory tax rate of 40%.

     On a pro forma basis, combining the results of Prime and OptiCare as if the mergers had occurred on January 1, 1998, the combined company's sales for the year ended December 31, 1998 were $99.4 million. The compensation expense was $29.5 million consisting of physician and other employee compensation expenses. Other operating expenses of $66.7 million do not include any estimates of synergies or additional costs associated with public company operations. Depreciation and amortization was $3.8 million which included $1.3 million of amortization of intangibles estimated to be recorded in conjunction with the mergers. Management has estimated the useful life of the goodwill to be 25 years. The pro forma balance sheet shows bank debt of approximately $23.6 million in addition to seller debt of approximately $6.2 million and convertible and other subordinated debt of approximately $6.4 million at assumed interest rates ranging between 7.5% for the bank and seller debt and 8% to 9% for the subordinated debt. Accordingly, the pro forma interest expense for the year ended December 31, 1998 was $2.6 million. The pro forma results assume a statutory tax rate of 40%.



 Liquidity



     Upon closing of the mergers and related transactions, the combined company anticipates bank indebtedness of approximately $24 million and net equity of approximately $4 million. Bank Austria, Prime's current lender, is working with Prime to amend its existing credit agreement to provide a combination term and revolving facility to the combined company. As of December 31, 1998 and currently, Prime is in default of certain of its financial covenants and the entire outstanding balance of its bank debt has therefore been classified as short-term. It is anticipated that the amended credit agreement will provide for no maturities within one year. It is also anticipated that substantially all of the combined company's assets will be pledged to secure this new debt and certain financial covenants will be required. In addition to the anticipated bank debt described above, the combined company will have approximately $12 million of unsecured subordinated debt subject to market interest rates. The resulting total indebtedness will therefore be approximately $36 million.



     In the event of default of its financial covenants, the bank may foreclose on its security interest in the combined company's assets, which would have a material adverse effect on the results and financial position of the combined company. Furthermore, there can be no assurance that the combined company's debt to equity ratio will improve in the short-term.


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


                      MANAGEMENT OF THE COMBINED COMPANY
                       FOLLOWING CLOSING OF THE MERGERS


     The discussion in this section of the Proxy Statement/Prospectus sets forth information about the combined company if and when the mergers are consummated.



DIRECTORS

     The nominees, their ages, and the positions they will hold if the mergers are consummated, and certain other information about the nominees, is set forth in "Special Meeting--Proposal 1--Director Election Proposal."



EXECUTIVE OFFICERS OF THE COMBINED COMPANY


     The executive officers of Saratoga following the Mergers are expected to be the following persons.


     Dean J. Yimoyines, M.D.--Chairman of the Board, President and Chief Executive Officer

     Steven L. Ditman--Executive Vice President and Chief Financial Officer

     Allan L. M. Barker, O.D.--President, Buying Group Division

     D. Blair Harrold, O.D.--President, Retail Optometry Division

     Samuel B. Petteway--President, Managed Care Division


     The business backgrounds of Dr. Yimoyines, Mr. Ditman and Dr. Barker are set forth in "Proposal 1--Director Election Proposal." The business backgrounds of Dr. Harrold and Mr. Petteway are set forth below.

     Dr. Harrold has served as a senior executive and director of Prime since its acquisition of Consolidated Eye Care, Inc. ("Consolidated") in July of 1996. Dr. Harrold founded Consolidated in 1989 and served as its Co-President until its acquisition by Prime. Dr. Harrold is a licensed optometrist, having graduated from Ohio State University with a B.S. in physiological optics and a Doctor of Optometry degree in 1971. Dr. Harrold has also served as President of Optometric Eye Care Center, PA, a North Carolina professional association. Dr. Harrold is a member of the American Optometric Association, the North Carolina State Optometric Association and is a Fellow in the American Academy of Optometry.

     Mr. Petteway has been President of Prime's managed care business operations since July 1996 and, prior to Prime's acquisition of Consolidated Eye Care, Inc., ("Consolidated"), the managed care business operations of Consolidated since 1989. Currently, Mr. Petteway serves as Chairman of the Board and Chief Executive Officer for both Association of Eye Care Centers Total Vision Health Plan, Inc. and AECC Total Vision Health Plan of Texas, Inc., which are both owned by Prime. Prior to 1989, Mr. Petteway was President of Strategic Health Services, providing consulting services to hospitals, physicians, pharmacies and companies. Mr. Petteway graduated from the University of North Carolina at Chapel Hill with a Bachelor of Science in Pharmacy in 1979 and received a Masters in Business Administration with Distinction from Campbell University in 1985.



COMMITTEES OF THE BOARD OF DIRECTORS


     The nominees for the Board of Directors following closing of the mergers expect to designate two committees of the Board of Directors:


      o Compensation Committee, which will administer the Performance Stock Program and establish compensation policy for senior management; the Compensation Committee will have three members, who will not be officers, employees or principal stockholders of the combined company; and

      o Audit Committee, which will recommend the selection of independent auditors to the Board of Directors, review their reports to management, and meet from time to time as they deem necessary or advisable to review the combined company's systems of internal financial controls; the Audit Committee will have three members, who will not be officers, employees or principal stockholders of the combined company; at their discretion from time to time, the Audit Committee may invite the principal financial officer to participate in meetings of the Committee.



COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY AFTER
   THE MERGERS

     None of the proposed executive officers or directors of the combined company following the mergers received any compensation from Saratoga prior to the merger.

     The provisions of the employment agreements of Messrs. Yimoyines and Ditman are summarized in "Employment Agreements for Certain Executive Officers." Employment agreements with Drs. Barker and Harrold and Mr. Petteway are currently being negotiated and have not been finalized as of the date of this proxy statement/prospectus.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information concerning the shares of Saratoga's common stock beneficially owned by each director and executive officer of Saratoga and all directors and executive officers as a group and each holder of over five percent of the outstanding common stock as of June 21, 1999, and as it is expected to be upon closing of the mergers.






                                                    PRESENT (BEFORE MERGERS)
                                                             (1)(2)                AFTER MERGERS(1)(3)
                                                  ----------------------------   -----------------------
NAME OF BENEFICIAL OWNER                               SHARES         PERCENT       SHARES       PERCENT
-----------------------------------------------   ----------------   ---------   ------------   --------
Thomas F. Cooke ...............................        151,059(4)         64%       151,059        1.6%
Kevin M. Smith ................................         15,513(5)        6.9%        15,513          *
All executive officers and directors as a
 group (2 persons before the mergers) .........      166,572            70.8%            --         --
Allan L.M. Barker, O.D. .......................             --            --        223,268        2.5%
D. Blair Harrold, O.D. ........................             --            --        223,268        2.5%
Martin E. Franklin(6) .........................             --            --        637,246        7.0%
Samuel B. Petteway(7) .........................             --            --         43,876          *
Dean J. Yimoyines M.D.(8) .....................             --            --        534,286        5.9%
Steven L. Ditman(9) ...........................             --            --         72,977          *
John F. Croweak(10) ...........................             --            --             --         --
Anthem Blue Cross Blue Shield of
 Connecticut(11) ..............................             --            --      1,322,892       14.6%
Oxford Health Plans(12) .......................             --            --        775,996        8.6%
Fred Nazem (13) ...............................             --            --        474,243        5.3%
Bank Austria Creditanstalt Corporate
 Finance, Inc.(14) ............................             --            --        533,436        5.7%
All executive officers and directors as a
 group (7 persons after the mergers) ..........             --            --      1,734,921         18%


----------
*     Less than 1%
(1) Shares not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire them within 60 days upon the exercise of an option are treated as outstanding for purposes of determining beneficial ownership and the percent beneficially owned by such individual and for the executive officers and directors as a group.


(2) Based on 225,000 shares outstanding after the reverse split but before the mergers and the issuance of 307,700 shares to Bank Austria Creditanstalt Corporate Finance, Inc.

(3) Based on 9,000,000 shares expected to be outstanding after the reverse split and the mergers.

(4) Includes warrants to purchase 100,000 shares (before the reverse split and the mergers) of Saratoga common stock, which were exercisable on or before May 26, 1999; includes 109,148 (before the reverse split and the mergers) shares held by June Cooke, Mr. Cooke's spouse, of which Mr. Cooke disclaims beneficial ownership.

(5) Includes 20,000 shares (before the reverse split and the mergers) held by Sandra Smith, Mr. Smith's spouse, of which Mr. Smith disclaims beneficial ownership.

(6) The shares are held by Marlin Capital, L.P. Mr. Martin E. Franklin, who is a director of Prime, is the Chairman, Chief Executive Officer and principal stockholder of Marlin Holdings, Inc. which is the general partner of Marlin Capital, L.P. Mr. Franklin disclaims beneficial ownership of such shares. The address of Marlin Capital, L.P. is 555 Theodore Fremd Ave., Rye, New York 10584.


(7) Includes 18,804 shares subject to currently exercisable outstanding options.


(8) Includes 247,825 shares held by Linda Yimoyines, wife of Dean J. Yimoyines, and 286,461 shares issuable upon the exercise of currently exercisable outstanding options. The address of Dr. Yimoyines is c/o OptiCare Eye Health Centers, Inc., 87 Grandview Avenue, Waterbury, Connecticut 06708.


(9) Represents 72,977 shares issuable upon the exercise of currently exercisable oustanding options.


(10) Excludes shares held by Anthem Blue Cross Blue Shield of Connecticut, as to which Mr. Croweak disclaims beneficial ownership. Mr. Croweak is Chairman of the Board of Directors of Anthem Blue Cross Blue Shield of Connecticut. The address of Anthem Blue Cross Blue Shield of Connecticut is 370 Bassett Road, North Haven, CT 06473.


(11)  Includes 144,979 shares subject to currently exercisable warrants.


(12) Includes 337,514 shares subject to currently exercisable warrants. The address of Oxford is 800 Connecticut Avenue, Norwalk, CT 06854.

(13) Includes 275,618 shares held by Nazem OptiCare Partners, L.P., a limited partner of which Mr. Nazem is the general partner. Mr. Nazem disclaims beneficial ownership of such shares. Also includes 198,627 shares subject to currently exercisable warrants. The address of Mr. Nazem is c/o Nazem OptiCare Partners, L.P., 645 Madison Avenue, New York, NY 10022.

(14) Includes 307,700 shares of Common Stock issuable pursuant to the term sheet. See "Related Agreements -- New Credit Facility". Also includes warrants to purchase 69,036 shares of common stock. The address of Bank Austria Creditanstalt Corporate Finance, Inc. is Two Ravinia Drive, Suite 168, Atlanta, GA 30346.

EMPLOYMENT AGREEMENTS FOR CERTAIN EXECUTIVE OFFICERS

     The combined company will, prior to the effective time of the mergers, enter into employment agreements with the following persons, who will be executive officers of the combined company:

     Dean J. Yimoyines, M.D., Chairman of the Board, Chief Executive Officer and President
     Steven L. Ditman, Executive Vice President and Chief Financial Officer Allan L.M. Barker, O.D., President, Buying Group Division
     D. Blair Harrold, O.D., President, Retail Optometry Division
     Samuel Petteway, President, Managed Care Division

     The terms and conditions of their respective employment agreements are summarized below:

     Dean J. Yimoyines. Effective upon the closing of the mergers, the combined company will enter into an employment agreement with Dean J. Yimoyines, M.D., under which Dr. Yimoyines will serve as Chairman of the Board, Chief Executive Officer and President of the combined company. The principal provisions of the agreement are as follows:

      o Duration: 3 years, automatically renewable for subsequent one year terms unless either party gives contrary written notice six months prior to the next expiration date, subject to termination by Dr. Yimoyines without cause at any time during the term of the agreement upon six months' notice.

      o  Base annual salary: $250,000

      o Guaranteed annual bonus: $160,000 or such greater amount as the board of directors may authorize.

      o Performance-based bonuses: as may be authorized by the board of directors,

     (a) targeted to an annual cash bonus of 50% of base salary plus guaranteed bonus, subject to the achievement of goals established for each calendar year by the board or the compensation committee and

     (b) additional bonuses for achievement of additional goals which, combined with the targeted bonus, may be up to 100% of base salary and guaranteed bonus.

      o Business Use of Company Car: A company car and its associated expenses is provided for business use.

      o Disability: full base salary and guaranteed bonus for first six months; insurance thereafter at the company's expense for full salary and guaranteed bonus.

      o  Severance payable:

     (1) if terminated on account of disability or without cause by the combined company, or if the agreement is not renewed at the end of the initial 3-year term, a lump sum in an amount equal to three times total compensation for the year prior to termination, plus continuation of all benefits for a period of three years after termination.

     (2) if during the three year period following a change in control, Dr. Yimoyines' duties are materially diminished, his principal place of employment is moved more than 50 miles, or his employment is terminated on account of disability or by the combined company without cause or by now-renewal of the agreement, or

     (3) if Dr. Yimoyines voluntarily terminates his employment during the one year period following a change in control,

              then Dr. Yimoyines shall receive severance pay equal to three times total compensation for the year prior to termination.

   Restrictive covenant: provided that Dr. Yimoyines' employment is not terminated at the election of the combined company (including a termination on account of non-renewal after the initial 3-year term):

     (1) during the term of the agreement and for a period of 18 months after the date of termination of employment, Dr. Yimoyines shall not engage in the practice of any branch of ophthalmology or ophthalmic surgery in any capacity within the State of Connecticut or in that portion of any other state where the combined company actively conducts business.

     (2) for the 12 month period following termination, Dr. Yimoyines will not render services to any organization which is engaged in

         (a) researching, developing, marketing or selling any eye wear or eye care product, process or service or

         (b) management of an ophthalmic medical practice which competes with a product, process or service of the combined company; provided, however, that the non-compete covenant will not apply if .

     Employment Agreement with Steven L. Ditman. Effective upon the closing of the mergers, the combined company will enter into an employment agreement with Steven L. Ditman under which Mr. Ditman will serve as Chief Financial Officer and Executive Vice President of the combined company. The principal provisions of the agreement are as follows:

      o Duration: 3 years, automatically renewable for subsequent one year terms unless either party gives contrary written notice six months prior to the next expiration date, subject to termination by Mr. Ditman without cause at any time during the term of the agreement upon six months' notice.

      o  Base annual salary: $175,000

      o Performance-based bonuses: as may be authorized by the board of directors,

     (a) targeted to an annual cash bonus of 40% of base salary, subject to the achievement of goals established for each calendar year by the board or the compensation committee and

     (b) additional bonuses for achievement of additional goals, which when combined with the targeted bonus may be up to 100% of base salary.

      o  Car allowance: $600 per month.

      o  Disability: full base salary for first three months.

      o  Death benefit: $150,000.

      o Severance pay: a lump sum in an amount equal to two times his total compensation for the year prior to such termination, plus the benefits he was receiving prior to termination for a period of two years after termination, if his employment is terminated as follows:

     (1) the combined company does not renew the agreement at the end of the initial 3-year term;

     (2) the combined company terminates Mr. Ditman's employment agreement without cause;

     (3) Mr. Ditman voluntarily terminates his employment during the one year period following a change of control;

     (4) during the three year period following a change in control, Mr. Ditman's duties are materially diminished, his principal place of employment is moved more than 50 miles, or his employment is terminated by the combined company without cause or by non-renewal of the agreement.

      o Restrictive covenant: During the term of the agreement and for a period of 18 months after termination, Mr. Ditman will not render services directly or indirectly to any organization which is engaged in

     (1) researching, developing, marketing or selling any eye wear or eye care product, process or service which competes with the combined company, or

     (2) managing the business practice of ophthalmologists, optometrists or opticians.

     We anticipate that the combined company will also enter into employment agreements with each of Drs. Barker and Harrold and Mr. Petteway effective upon the closing of the mergers, the terms of which we are discussing with those individuals as of the date of this prospectus/proxy statement.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Relating to OptiCare

     OptiCare has entered into a Professional Services and Support Agreement with OptiCare P.C. effective December 1, 1995 under which OptiCare P.C. provides OptiCare with ophthalmology and optometry services on an exclusive basis, and OptiCare provides the facilities and administrative services necessary to support the ophthalmology and optometry practice. The term of the agreement is five years and is automatically renewable. Under the agreement OptiCare bills, collects, and receives payment for medical services rendered by the medical staff of OptiCare P.C. OptiCare pays to OptiCare P.C. compensation in accordance with OptiCare P.C.'s annual compensation plan. The sole shareholder of OptiCare P.C. is Dean J. Yimoyines, the Chairman, Chief Executive Officer and a director of OptiCare, who will become the Chief Executive officer and a director of the combined company upon closing of the mergers.

     OptiCare is the tenant under a Lease Agreement dated September 1, 1995 with O.C. Realty Associates Limited Partnership, as landlord. The leased premises are located in New Milford, Connecticut and are used for the practice of ophthalmology and optometry and incidental activities such as the sale of eye glasses and corrective lenses. The term of the lease is fifteen years. Under the Lease Agreement, during the first five years of the leasehold term, OptiCare pays a minimum annual rental to O.C. Realty Associates Limited Partnership of $50,400, subject to adjustment at the end of the first five years and every five years thereafter plus all taxes, assessments, utilities and insurance related to the property being leased. In addition, OptiCare has guaranteed the mortgage of O.C. Realty Associates Limited Partnership, the amount of which was approximately $222,000 as of December 31, 1998. Dean Yimoyines, John Yimoyines (brother of Dean Yimoyines), and Steven Ditman, the Chief Operating Officer and a director of OptiCare, who will become the Executive Vice President, Chief Financial Officer and a director of the combined company following the Mergers, each owns a 4.11% interest in O.C. Realty Associates Limited Partnership.

     OptiCare is the tenant under a Lease Agreement dated September 1, 1995 with French's Mill Associates, as landlord. The leased premises are located in Waterbury, Connecticut and are used for the practice of ophthalmology and optometry, an ambulatory surgery center, and incidental activities such as the sale of eye glasses and corrective lenses. The term of the lease is fifteen years. Under the Lease Agreement, during the first five years of the leasehold term, OptiCare pays annual rental to French's Mill Associates of $604,000, subject to adjustment at the end of the first five years and every five years thereafter. In addition, OptiCare pays all taxes, assessments, utilities and insurance related to the property being leased. Linda Yimoyines and John Yimoyines, the wife and brother, respectively, of Dean Yimoyines, each owns a 14.28% interest in French's Mill Associates.

     OptiCare is the tenant under a Lease dated September 30, 1997 with French's Mill Associates II, LLP, as landlord. The leased premises are located in Waterbury, Connecticut and are the location of OptiCare's main headquarters. The term of the lease is fifteen years. Under the lease, during the first five years of the leasehold term, OptiCare pays a minimum annual rental to French's Mill Associates II, LLP of $76,800, subject to adjustment at the end of the first five years and every five years thereafter. In addition, OptiCare pays all taxes, assessments, utilities and insurance related to the property being leased. Linda Yimoyines and John Yimoyines each owns a 12.5% interest in French's Mill Associates II, LLP.

     O.N.B. Associates owns approximately a 25% interest in Cross Street Medical Building Partnership, the landlord under a lease dated September 22, 1987 and a Lease Extension Agreement dated December 12, 1997 with Ophthalmic Physicians and Surgeons, P.C., an entity that merged with and into OptiCare in 1987. The leased premises are located in Norwalk, Connecticut and are used for the practice of ophthalmology and optometry, an ambulatory surgery center, and incidental activities such as the sale of eyeglasses and corrective lenses. The term of the lease is three years. Under the Lease, OptiCare pays a minimum annual rental to Cross Street Medical Building Partnership of $427,600. In addition, OptiCare pays all taxes, assessments, utilities and insurance related to the property being leased. Linda Yimoyines and John Yimoyines each own an 11% interest in O.N.B. Associates and Steven Ditman owns a 1.5% interest in O.N.B. Associates.


     OptiCare is also the tenant under a second Lease Agreement dated September 1, 1995 with French's Mill Associates II, L.L.P. as landlord. The leased premises are located in Waterbury, Connecticut and are also part of OptiCare's main headquarters. The term of the lease is fifteen years. Pursuant to the Lease Agreement, during the first five years of the leasehold term, OptiCare pays a minimum annual rental to French's Mill Associates II of $54,210, subject to adjustment at the end of the first five years and every five years thereafter. In addition, OptiCare pays all taxes, assessments, utilities and insurance related to the property being leased.

     OptiCare is currently negotiating a lease for 10,000 square foot of space with French's Mill Associates II, L.L.P., a portion of which will be used as OptiCare's new corporate headquarters.

     Under the terms of a Stock Purchase Agreement dated as of October 15, 1997 among OptiCare and Oxford Health Plans, Inc., Nazem OptiCare Partners, LP, Eugene W. Huang and Christopher Kaufman, as purchasers, OptiCare sold, for an aggregate purchase price of $6,000,017:

      o to Oxford, 37,361 Class A preferred shares and warrants to purchase 28,758 Class B preferred shares,

      o  to Nazem OptiCare Partners, 23,484 Class A preferred shares,

      o  to Huang, 2,669 Class A preferred shares, and

      o  to Kaufman, 534 Class A preferred shares.

In connection with the sale of stock described above and a contemporaneous recapitalization of OptiCare, the prior equity interest in OptiCare of Anthem Health Plans, Inc. was converted into 88,706 shares of Class A preferred stock and 11,658 shares of Class B preferred stock, representing together approximately 20.6% of the fully-diluted capital stock of OptiCare. In addition, OptiCare issued to Anthem warrants to acquire 12,353 shares of Class B preferred stock, representing an additional 2.5% of the fully-diluted capital stock of OptiCare. The stock and warrants so held by Anthem will be exchanged in the merger for common stock and warrants in the combined company in accordance with the terms and conditions of the merger agreement. Mr. John F. Croweak, who is currently a director of OptiCare and will become a director of the combined company upon the closing of the mergers, is Chairman of the Board and a director of Anthem Health Plans, Inc.

     On October 15, 1997, OptiCare also entered into a three-year Consulting Agreement with Mr. Fred Nazem, who is currently a director of OptiCare and beneficial owner of in excess of 5% of the outstanding capital stock of OptiCare. OptiCare paid to Mr. Nazem a sum of $180,000 in consideration for consulting services under that agreement, and issued to Mr. Nazem and two of his associates warrants to purchase an aggregate of 19,911 shares of Class B preferred stock. These warrants will be exchanged in the merger for warrants in the combined company, as described above.

     OptiCare has three capitated arrangements with Anthem Health Plans, Inc. d/b/a Anthem Blue Cross and Blue Shield of Connecticut, the holder of more than 5% of OptiCare's issued and outstanding capital stock, for three different BlueCare lines of business. Under the first arrangement, an Eye Care Services Agreement effective as of November 1, 1998, OptiCare provides eye care services to Anthem commercial HMO members. The second arrangement, a Contracting Provider Services Agreement effective as of May 1, 1997, is for the Medicare + Choice, previously referred to as Medicare risk, line of business. Anthem's Medicare + Choice program provides services, under a contract with the Health Care Financing Administration, to Medicare beneficiaries. Under the Contracting Provider Services Agreement, OptiCare provides eye care services to the Medicare beneficiaries. The third arrangement with Anthem, a Vision Care Capitation Agreement effective as of September 1, 1995, is for the Medicaid line of business. Under the Vision Care Capitation Agreement, OptiCare provides eye care to BlueCare Family Plan members.

     OptiCare is also a party to a participating provider agreement with Oxford Health Plans, Inc., a holder of in excess of five percent of OptiCare's outstanding capital stock, under which OptiCare provides medical services to the insured members of Oxford's insurance plans and receives fees from Oxford for these services. This agreement may be terminated by either party upon 90 days written notice.


 Relating to Prime

     Prime is a party to the Settlement Agreement with Drs. Barker and Harrold (see "Related Agreements--Settlement Agreement"). Pursuant to the Settlement Agreement, Drs. Barker and Harrold are to receive $2.5 million in cash, subject to various conditions.

     Consolidated Eye Care, Inc. (a subsidiary of Prime) is guarantor for a $298,530 liability of Kirkland Drive Associates, an entity which, at the time of the guarantee, was owned 50% by Prime and 50% by Drs. Barker and Harrold, two officers and directors of Prime. Kirkland Drive Associates is currently owned 100% by Drs. Barker and Harrold.


     Pursuant to the terms of the Stock Purchase Agreement (the "Preferred Stock Agreement"), dated as of June 4, 1998, between Prime and Marlin Capital, L.P. ("Marlin"), Prime sold to Marlin (i) 8,000 shares of Prime's Class A Preferred Stock and (ii) warrants to purchase 1,333,333 shares of Prime's common stock for an aggregate purchase price of $8,000,000. Pursuant to the terms of the Certificate of Designation of Class A Preferred Stock of Prime, the holders of the Series A Preferred Stock are entitled to receive dividends on a cumulative basis, whether or not declared, out of funds legally available therefore, at the guaranteed annual rate of [30%] over the first four years of the Preferred Stock Agreement. The number of shares of Prime common stock purchasable and the exercise price of the warrant are subject to adjustment in order for the holders to achieve the guaranteed rate of return. The Preferred Stock Agreement also contains restrictive financial covenants which Prime has violated as of December 31, 1998. As a result of the violations, the preferred stockholder has the right to redeem the preferred stock as of December 31, 1998. Mr. Martin E. Franklin, who is a current director of Prime and a nominee to the Board of Directors of the Combined Company commencing upon the closing of the mergers, is the Chairman, Chief Executive Officer and principal stockholder of Marlin Holdings, Inc., which is the general partner of Marlin Capital, L.P., a private investment partnership since October 1996.


     In connection with the mergers, the 8,000 shares of Prime Class A Preferred Stock and warrants owned by Marlin shall be exchanged for Prime common stock (which will then be exchanged for Saratoga common stock in the mergers), and two promissory notes (one convertible into common stock) of Saratoga in the aggregate principal amount of $6,000,000. See "Additional Agreements--Treatment of Prime Class A Preferred Stock."



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                   DESCRIPTION OF THE SARATOGA CAPITAL STOCK


     The authorized capital stock of Saratoga consists of 5,000,000 shares of preferred stock and 50,000,000 shares of common stock, $0.001 par value per share.



     Preferred Stock. No preferred stock of Saratoga is outstanding or committed to be outstanding as a consequence of the mergers or otherwise. The Saratoga preferred stock is issuable as determined from time to time by the Board of Directors, in one or more series, and the Board is authorized to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of preferred stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the Board, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of the Common Stock. The issuance of preferred stock may also have the effect of delaying, deferring or preventing a change in control of Saratoga. As noted in "Combined Company Management's Discussion and Analysis of Pro Forma Financial Condition and Results of Operations," the combined company is expected to need additional financing in the foreseeable future, and the board of directors may at any time after closing of the mergers issue preferred stock to obtain funds for the combined company's business.


     Common Stock. As of the Record Date, there were 3,465,292 shares of Saratoga common stock outstanding (before giving effect to the proposed reverse split). If the reverse split becomes effective, the number of shares of outstanding common stock (before issuance of common stock in the mergers) will be 225,000, and the additional number of shares to be issued in the mergers will be 8,775,000. In addition, the combined company will reserve an aggregate of 705,680 shares of common stock to be issued under options on securities of OptiCare and Prime for which the combined company will be responsible after the mergers and additional shares to be issued pursuant to the Performance Stock Program and the Employee Stock Purchase Plan. Saratoga's common stock has not, prior to the date hereof, been listed on any stock exchange but from time to time has been reported by the NASD on the OTC Bulletin Board under the symbol "SRIK." Saratoga has applied to the American Stock Exchange for listing. However, if the Saratoga common stock is not accepted for listing on either Amex or NASDAQ, the parties intend to have the Saratoga common stock continue to be traded over the counter and reported on the OTC Bulletin Board. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be outstanding upon completion of the mergers will be fully paid and non-assessable. Other principal terms, rights and privileges of the common stock are as follows.



     Voting: Holders of the common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. They may not cumulate votes in connection with the election of directors.


     Dividends:  Holders of the common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors in its absolute discretion out of funds legally available therefor, subject to the payment or of dividends on preferred stock, if any. (There is no preferred stock outstanding at the present time.)


     Liquidation:  In the event of a liquidation, dissolution or winding up of
                  Saratoga, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities.



     Pre-emptive rights, conversion rights, subscription rights, sinking fund provisions:


                 None.


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


     Limitation of Directors' and Officers' Liability. The certificate of incorporation of Saratoga eliminates the liability of directors to the fullest extent permissible under Delaware law, as such law exists currently or as it may be amended in the future. Under the Delaware General Corporation Law, such provision may not eliminate or limit director monetary liability for:



     (i) breaches of the director's duty of loyalty to the corporation or its stockholders;

     (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

     (iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or

     (iv) transactions in which the director received an improper personal benefit.


Such limitation of liability provisions also may not limit a director's liability for violation of, or otherwise relieve Saratoga or its directors from the necessity of complying with, federal or state securities laws, or affect the availability of non-monetary remedies such as injunctive relief or rescission.


EXCHANGE AGENT, TRANSFER AGENT AND REGISTRAR


     The Exchange Agent, Transfer Agent and Registrar of the Common Stock is ChaseMellon Shareholder Services, L.L.C. Its telephone number is 214-965-2235.


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


                       COMPARISON OF STOCKHOLDER RIGHTS

                      COMPARISON OF OPTICARE TO SARATOGA



GENERAL


     Saratoga is a Delaware corporation subject to the provisions of the Delaware General Corporation Law (the "Delaware General Corporation Law") and OptiCare is a Connecticut corporation subject to the provisions of the Connecticut Business Corporation Act (the "Connecticut Business Corporation Act"). Upon consummation of the OptiCare Merger, shareholders of OptiCare will become shareholders of Saratoga and their rights as shareholders of Saratoga will be governed by the Certificate of Incorporation of Saratoga (the "Saratoga Certificate"), the Bylaws of Saratoga (the "Saratoga Bylaws"), the Delaware General Corporation Law and Delaware law.

     The following is a comparison of certain provisions of the Connecticut Business Corporation Act, the Delaware General Corporation Law and the respective certificates of incorporation and by-laws of OptiCare and Saratoga. This summary does not purport to be complete and is qualified in its entirety by reference to the Connecticut Business Corporation Act and the Delaware General Corporation Law, which may change from time to time, and the certificates of incorporation and bylaws, as amended, of Saratoga and OptiCare.




AUTHORIZED CAPITAL STOCK


     Saratoga. The authorized capital stock of Saratoga consists of 50,000,000 shares of common stock (the "Saratoga Common Stock") and 5,000,000 shares of preferred stock (the "Saratoga Preferred Stock"). As of the Record Date, there were 3,465,292 shares of Saratoga Common Stock outstanding (before giving effect to the proposed reverse split). If the reverse split becomes effective, the number of shares of outstanding common stock (before issuance of common stock in the mergers) will be 225,000, and the additional number of shares to be issued in the mergers will be 8,750,000. In addition, the combined company will reserve an aggregate of 705,680 shares of Saratoga Common Stock to be issued under options on securities of OptiCare and Prime for which the combined company will be responsible after the mergers and additional shares to be issued under the Performance Stock Plan and the Employee Stock Purchase Plan. No Saratoga Preferred Stock is outstanding or committed to be outstanding as a consequence of the Mergers or otherwise.


     OptiCare. The authorized capital stock of OptiCare consists of 1,200,000 shares of OptiCare Common Stock, 160,000 shares of Class A Convertible Preferred Stock ("OptiCare Class A Preferred Stock"), and 640,000 shares of Class B Convertible Preferred Stock ("OptiCare Class B Preferred Stock"), (collectively, the "OptiCare Preferred Stock"). Each share of OptiCare Preferred Stock is convertible by the holder into one share of OptiCare Common Stock, subject to adjustment for anti-dilution events described in the Certificate of Incorporation of OptiCare, as amended (the "OptiCare Certificate"). As of the date of this Proxy Statement/Prospectus, 152,754 shares of OptiCare Class A Preferred Stock were issued and outstanding, 221,046 shares of OptiCare Class B Preferred Stock were issued and outstanding and 61,022 shares of OptiCare Class B Preferred Stock were reserved for issuance upon the exercise of outstanding warrants. As of such date, no shares of OptiCare Common Stock were issued or outstanding, and 45,497 shares of OptiCare Common Stock were reserved for issuance upon the exercise of outstanding stock options.


ISSUANCE OF CAPITAL STOCK


     Saratoga. Under the Delaware General Corporation Law, Saratoga may issue rights or options for the purchase of shares of capital stock of Saratoga. Such rights or options may be issued to directors, officers or employees of Saratoga or its subsidiaries and the issuance or plan pursuant to which they are issued need not be approved by the holders of Saratoga Common Stock. However, stockholder approval for stock-related compensation plans may also be sought in certain instances in order to qualify such plans for favorable federal income tax treatment under current laws and regulations.

     Under the terms of the Saratoga Certificate, the Saratoga Preferred Stock may be issued from time to time in one or more series, and the Saratoga board of Directors has authority to issue shares of preferred stock in such series, and to fix from time to time before issuance the number of shares to be included in any series as well as the designation, relative powers, preferences, rights, qualifications, limitations and restrictions of all shares of such series. The Saratoga board may also increase or decrease the number of shares comprising such series (but not below the number of shares then outstanding) from time to time. See "Description of the Saratoga Capital Stock".

     OptiCare. The OptiCare board of Directors (the "OptiCare board") has the authority, subject to limitations set forth by law, to issue three classes of shares: the OptiCare Class A Preferred Stock, the OptiCare Class B Preferred Stock and the OptiCare Common Stock, and to issue rights or options for the purchase of such shares. See "Authorized Capital Stock" above.



VOTING RIGHTS

     Saratoga. According to the Saratoga Certificate, holders of Saratoga Common Stock have the right to vote for the election of directors and for all other purposes and each share of Saratoga Common Stock entitles the holder to one vote, in person or by proxy, at any and all meetings of the stockholders of the corporation on all propositions before such meetings. No holder of Saratoga Common Stock has the right to cumulate such holder's votes for the election of directors.

     OptiCare. According to the OptiCare Certificate, the holder of each share of OptiCare Common Stock issued and outstanding shall have one vote per share and the holder of each share of OptiCare Preferred Stock shall be entitled to the number of votes equal to the number of shares of OptiCare Common Stock into which such holder's share of OptiCare Preferred Stock could be converted.

     Neither the OptiCare Certificate nor the OptiCare Bylaws permit stockholders to cumulate their votes in an election of directors.


DIVIDENDS AND OTHER DISTRIBUTIONS


     Saratoga. Under the Delaware General Corporation Law, Saratoga may, unless otherwise restricted by the Saratoga Certificate, pay dividends in cash, property or shares of capital stock out of surplus or, if no surplus exists, out of net profits for the fiscal year in which declared or out of net profits for the preceding fiscal year (provided that such payment will not reduce capital below the amount of capital represented by classes of stock having preference upon distribution of assets). The Saratoga Certificate does not currently restrict the payment of dividends, and holders of Saratoga Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors in its absolute discretion, subject to the payment of or dividends on Saratoga Preferred Stock. The Saratoga Bylaws authorizes the Saratoga board to declare dividends on the capital stock at any regular or special meeting. Before payment of such dividend, the Saratoga board must set aside a reserve the Saratoga board deems proper for meet contingencies related to the payment of such dividends. There is no Saratoga Preferred Stock at the present time.

     Under the Delaware General Corporation Law, a corporation may repurchase or redeem its shares only out of surplus and only if such purchase does not impair capital. However, a corporation may redeem preferred stock out of capital if such shares will be retired upon redemption and the stated capital of the corporation is thereupon reduced in accordance with Delaware law.

     OptiCare. Under the Connecticut Business Corporation Act, a corporation may make distributions, including dividends, to its shareholders subject to restriction by its certificate of incorporation unless, after giving effect to the dividend or distribution, either the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities plus, unless its certificate of incorporation permits otherwise, the amount that would be needed, if the corporation were to be dissolved at that time, to satisfy the preferential rights of shareholders whose rights are superior to those shareholders receiving the dividend or distribution.

     The OptiCare Certificate permits dividends and distributions to be paid on any share of OptiCare Common Stock only after dividends are first paid to all holders of OptiCare Preferred Stock in a per share amount equal to or greater than the aggregate amount of such dividends for all shares of OptiCare Common Stock into which the OptiCare Preferred Stock could be converted. No dividend may be paid on shares of OptiCare Preferred Stock unless an equivalent dividend, based on the number of shares of OptiCare Common Stock the OptiCare Preferred Stock could be converted into, is paid on shares for all other classes of OptiCare Preferred Stock.


DIRECTOR VACANCIES AND REMOVAL OF DIRECTORS


     Saratoga. Pursuant to the Delaware General Corporation Law, any director or the entire Saratoga board may be removed with or without cause by the affirmative vote of a majority of the outstanding shares of Saratoga capital stock entitled to vote in the election of directors. Under the Saratoga Bylaws, any director may be removed, with or without cause, by the holders of a majority of shares then entitled to vote at an election of directors; provided that, if the Saratoga board is elected by class or classes or series thereof, then the stockholders may remove the director only for cause. The Saratoga Bylaws provide that any vacancy occurring on the Saratoga board may be filled by the vote of a majority of directors remaining in office at the time of the vacancy, even if less than a quorum. The successors may serve the remaining terms of the replaced directors.

     OptiCare. Under the Connecticut Business Corporation Act, a director may be removed by shareholders with or without cause unless the certificate of incorporation provides that directors may be removed only for cause. According to the Connecticut Business Corporation Act, a director may be removed by shareholders only at a meeting called for the purpose of removing such director, and the meeting notice must state that the purpose or one of the purposes of the meeting is removal of the director. The OptiCare Bylaws provide that a director may be removed with or without cause by action of the shareholders. The OptiCare Certificate contains no provision on the removal of directors.

     Under the Connecticut Business Corporation Act, unless a corporation's certificate of incorporation provides otherwise, any vacancy in a board of directors may be filled, (i) by the shareholders, (ii) by such board of directors, or (iii) if the directors remaining in office constitute fewer than a quorum of such board, by the affirmative vote of a majority of all the directors remaining in office. The OptiCare Bylaws provide for vacancies to be filled in the manner consistent with the Connecticut Business Corporation Act.



DUTIES OF DIRECTORS


     Saratoga. The Delaware General Corporation Law does not contain a specific provision elaborating on the duties of a board of directors with respect to the best interests of the corporation. The scope of the fiduciary duties of the Board of Directors of Saratoga is thus determined by the courts of Delaware. In connection with business combination transactions, Delaware courts have permitted directors to consider various constituencies provided that there be some rationally related benefit to the shareholders.

     OptiCare. The Connecticut Business Corporation Act requires that a director of OptiCare discharge his duties as a director in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner such director reasonably believes to be in the best interests of the corporation. In connection with the directors' consideration of certain business combination transactions, the Connecticut Business Corporation Act requires that a director consider, in determining what such director reasonably believes to be in the best interests of the corporation, the following:

     (1) the long-term as well as the short-term interests of the corporation,

     (2) the interests of the shareholders, long-term as well as short-term, including the possibility that those interest may be best served by the continued independence of the corporation,

     (3) the interest of the corporation's employees, customers, creditors and suppliers, and

     (4) community and societal considerations including those of any community in which any office or other facility of the corporation is located.

     A director may also, in his/her discretion, consider any other factors he or she reasonably considers appropriate in determining what he reasonably believes to be in the best interest of the corporation with respect to a business combination transaction. Those requirements for business combinations do not now apply to the directors of OptiCare because it does not file periodic reports with the Securities and Exchange Commission under the Securities Exchange Act. There is no provision in the OptiCare certificate of incorporation or bylaws concerning the duties of directors.



MEETINGS OF STOCKHOLDERS


     Saratoga. Pursuant to the Saratoga Bylaws, a special meeting of the stockholders may be called by the Chairman of the Board, the President, by the Saratoga board, by written order of a majority of the Saratoga board or at the written request of stockholders owning a majority of Saratoga Common Stock issued and outstanding and entitled to vote. Special meetings of the holders of outstanding Saratoga Preferred Stock may be called in the manner and for the purposes provided in the Saratoga board resolutions providing for issue of the preferred stock. Under the Saratoga Bylaws, the holders of stock having a majority of voting power entitled to vote at any stockholders' meeting shall constitute a quorum at any meeting of stockholders for the transaction of business.

     OptiCare. Under the Connecticut Business Corporation Act, a corporation is required to hold a special meeting of shareholders if the board of directors calls such a meeting, or if holders of at least 10% of all votes entitled to be cast on any issue proposed to be considered at the special meeting make one or more written demands to the corporation's secretary describing the purpose for the proposed special meeting. The OptiCare Bylaws also authorize the President to call a special meeting.

     Under the Connecticut Business Corporation Act, unless the certificate of incorporation or the Connecticut Business Corporation Act provides otherwise, a majority of the votes entitled to be cast on a matter constitutes a quorum for action on that matter. The Connecticut Business Corporation Act provides that unless the Connecticut Business Corporation Act or the certificate of incorporation requires a greater number of affirmative votes, if a quorum exists, action on a matter, other than the election of directors, is approved if the votes cast favoring the action exceed the votes cast opposing the action. Under the OptiCare Bylaws, except as otherwise provided by applicable law or by the OptiCare Certificate, a majority of the votes entitled to be cast on a matter constitutes a quorum for action on the matter.



STOCKHOLDER ACTION WITHOUT A MEETING


     Saratoga. Under the Saratoga Bylaws, and according to the Delaware General Corporation Law, any action which may be taken by the Saratoga stockholders at any annual or special meeting of stockholders may be taken without a meeting and without prior notice if a consent in writing, setting forth the action to be so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted.

     OptiCare. Under Section 33-698 of the Connecticut Business Corporation Act, any action which may be taken by shareholders at any annual or special meeting may be taken (1) without a meeting by unanimous written consent of all the persons who would be entitled to vote upon such action at a meeting (or by their duly authorized attorneys), or (2) if the corporation's certificate of incorporation so provides, by written consent of a majority of the persons who would be entitled to vote upon such action at a meeting. The Connecticut Business Corporation Act prohibits election of directors by action of shareholders without a meeting except by unanimous written consent, or pursuant to a plan of merger. Under the OptiCare Certificate, any action which may be taken by shareholders at a meeting, except for the election of directors, may be taken by written consent of the holders of the number of shares that would be required to approve the action at a meeting where all shareholders entitled to vote on the action were present.

AMENDMENT OF CORPORATE CHARTER AND BYLAWS


     Saratoga. Under the Delaware General Corporation Law, an amendment to the certificate of incorporation generally requires the recommendation of the board of directors, the approval of a majority of all shares entitled to vote thereon, voting together as a single class, and the majority of the outstanding stock of each class entitled to vote thereon as a class. Under the Saratoga Certificate, the corporation may adopt, repeal, rescind, alter or amend the Saratoga Certificate in accordance with the Delaware General Corporation Law.

     Under the Delaware General Corporation Law, a corporation's board of directors may amend the bylaws if its certificate of incorporation contains a provision entitling the directors to amend the bylaws. Even if the certificate of incorporation contains such a provision, the shareholders also have the power to amend the bylaws. The Saratoga Certificate authorizes the Saratoga board to adopt, repeal, rescind, alter or amend in any respect the Saratoga Bylaws.

     OptiCare. Under the Connecticut Business Corporation Act, a corporation's certificate of incorporation may be amended in certain limited respects by the board of directors of such corporation without shareholder action. A corporation's certificate of incorporation may also be amended in any respect by recommendation of the board of directors (unless the board determines that because of conflict of interest or other special circumstances it should make no recommendation and communicates the basis for its determination to the shareholders with the amendment) and, unless the certificate of incorporation or directors require a greater vote, by approval of (1) a majority of the votes entitled to be cast on the amendment by each voting group, if any, with respect to which the amendment would create dissenters' rights, and (2) a majority of the votes cast by every other voting group entitled to vote on the amendment. The OptiCare Certificate contains no provision on amendment of the certificate of incorporation.

     Under the Connecticut Business Corporation Act, a corporation's board of directors may amend or repeal the bylaws unless the corporation's certificate of incorporation or the Connecticut Business Corporation Act reserves this power exclusively to the shareholders in whole or in part or unless in amending or repealing a particular bylaw the shareholders have expressly provided that the board of directors may not amend or repeal such bylaw. The OptiCare Bylaws provide that except as otherwise provided by applicable law, or by the Stockholders Agreement (to which OptiCare and certain of its stockholders are parties) while it remains in effect, the Board shall have power, equal in all respects to that of the shareholders, to adopt, amend or repeal the Bylaws of OptiCare.

SALE OF ASSETS, MERGER AND CONSOLIDATION

     Saratoga. Under the Delaware General Corporation Law, a sale, lease or exchange of all or substantially all of the property or assets of Saratoga requires approval first by the Saratoga Board and then by a majority of the outstanding stock entitled to vote thereon.

     A sale of less than substantially all of the assets of Saratoga, a merger of Saratoga with a company in which it owns 90% or more of the outstanding capital stock or reclassification of Saratoga's securities not involving an amendment to the Saratoga Certificate would not require stockholder approval.

     Subject to the provisions of Section 203 of the Delaware General Corporation Law described below under "State Antitakeover Statutes," no vote of the stockholders of Saratoga would be required for mergers meeting the following requirements:

     (a)  Saratoga is the surviving corporation in a merger,

     (b) the merger agreement does not amend the Saratoga certificate of incorporation,

     (c) each share of stock of Saratoga outstanding immediately before the merger will be unchanged after the merger, and

     (d) the number of shares of Saratoga common stock to be issued in the merger (or to be issuable upon conversion of any convertible instruments to be issued in the merger) will not exceed 20% of the shares of Saratoga common stock outstanding immediately before the merger.

     The Saratoga Certificate authorizes the Saratoga board to sell, lease or otherwise dispose of any part or parts of the properties of Saratoga and to cease to conduct the business connected therewith to the extent permitted by the Delaware General Corporation Law.

     OptiCare. Under the Connecticut Business Corporation Act, for a plan of merger or exchange to be approved, the board of directors must adopt the plan of merger or exchange and recommend it to the shareholders for approval, unless the board determines that, due to a conflict of interest or other special circumstances, it should make no recommendation and communicates the basis for its determination to the shareholders. According to Connecticut Business Corporation Act Section 33-817(j), for corporations incorporated before January 1, 1997, including OptiCare, a plan of merger must be approved by each voting group entitled to vote separately on the plan by at least two-thirds of the voting power of such voting group, unless the certificate of incorporation provides otherwise. The OptiCare Certificate makes inapplicable the two-thirds voting requirements of Connecticut Business Corporation Act Section 33-817(j) pertaining to a plan of merger or share exchange. Action by shareholders of the surviving corporation on a plan of merger is not required if:

     (1) the certificate of incorporation of the surviving corporation will not differ, except for amendments enumerated in Section 33-796 of the Connecticut Business Corporation Act, from its certificate of incorporation before the merger,

     (2) each shareholder of the surviving corporation whose shares were outstanding immediately before the merger will hold the same number of shares, with identical rights, immediately after the merger,


     (3) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding before the merger, and


     (4) the number of participating shares (as defined in the Connecticut Business Corporation Act) outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, will not exceed by more than 20% the total number of participating shares outstanding immediately before the merger.



APPRAISAL RIGHTS


     Saratoga. The Delaware General Corporation Law provides appraisal rights for stockholders who dissent in a merger or consolidation, subject to certain circumstances. Where the right of appraisal is available to a stockholder objecting to such a transaction, appraisal is his or her exclusive remedy as a holder of such shares against such transactions.

     OptiCare. Under the Connecticut Business Corporation Act, a shareholder is entitled to dissent from and receive the fair value of shares owned in the event of a plan of merger or share exchange to which the corporation is a party as the corporation whose shares will be acquired, if shareholder approval is required for the merger or the share exchange and the shareholder is entitled to vote on the transaction. See "Description of the Mergers--Stockholders' Appraisal Rights--OptiCare." The Connecticut Business Corporation Act also provides for appraisal rights:

     (1) in the case of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business if the shareholder is entitled to vote thereon but not including a sale pursuant to a court order or a sale for cash all of the net proceeds of which will be distributed to shareholders within one year of the sale,

     (2) in the case of amendments to the certificate of incorporation that materially and adversely affect rights in respect of the dissenter's shares, and

     (3) any corporate action taken pursuant to a shareholder vote to the extent the certificate of incorporation, bylaws or a resolution of the board of directors provides that shareholders are entitled to dissent and obtain payment for their shares. Neither the OptiCare Certificate nor the OptiCare Bylaws contain provisions concerning appraisal and dissenters' rights.

LIQUIDATION PREFERENCE

     Saratoga. Saratoga currently has only one class of capital stock outstanding, the Saratoga Common Stock, which has no liquidation preference upon a liquidation, dissolution or winding up of Saratoga.

     OptiCare. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of OptiCare, the holders of OptiCare Class A Preferred Stock are entitled to receive, prior to distribution of any assets to holders of any other class or series of stock, $93.68 per share (adjusted for any stock dividends, combinations or splits with respect to such shares) plus an amount equal to all declared but unpaid dividends on such shares. If the amount of assets of OptiCare available for such distribution is less than the full amount to which the holders of OptiCare Class A Preferred Stock are entitled, then the entire amount of available assets shall be distributed among the holders of OptiCare Class A Preferred Stock in proportion to the shares held by them.

     If any assets remain after such distribution to OptiCare Class A Preferred Stock holders, the holders of OptiCare Class B Preferred Stock shall receive, prior to distribution of any assets to holders of any other class or series of stock, $93.68 per share (adjusted for any stock dividends, combinations or splits with respect to such shares) plus an amount equal to all declared but unpaid dividends on such shares. If the amount of assets remaining for such distribution is less than the full amount to which the holders of OptiCare Class B Preferred Stock are entitled, then the entire amount of remaining assets shall be distributed among the holders of OptiCare Class B Preferred Stock in proportion to the shares held by them.

     The entire remaining assets, if any, available for distribution after distribution to holders of OptiCare Class A Preferred Stock and OptiCare Class B Preferred Stock shall be distributed among the holders of OptiCare Common Stock and among the holders of OptiCare Preferred Stock in proportion to the shares of common stock held by them and/or the shares of common stock which they have a right to acquire upon conversion of their OptiCare Preferred Stock.




CONFLICT-OF-INTEREST TRANSACTIONS

     Saratoga. The Delaware General Corporation Law permits transactions involving a Delaware corporation and an interested director or officer of that corporation so long as

     (a) the material facts are disclosed and a majority of disinterested directors consents,

     (b) the material facts are disclosed and a majority of shares entitled to vote thereon consents, or

     (c) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board, or the shareholders.

     The Saratoga certificate of incorporation and by-laws contain no provision on conflict-of-interest transactions.

     OptiCare. Similar to the Delaware General Corporation Law, the Connecticut Business Corporation Act permits transactions involving a Connecticut corporation and an interested director of that corporation so long as:

     (1) the transaction is approved by an affirmative vote of a majority, but no fewer than two, of those qualified directors (as defined in the Connecticut Business Corporation Act) on the board of directors or on a duly empowered committee thereof who voted on the transaction after the existence and nature of the director's conflicting interest and all facts known to him respecting the subject matter of the conflicting interest transaction that an ordinarily prudent person would reasonably believe to be material to a judgment about whether or not to proceed with the transaction are known or disclosed to them,

     (2) a majority of the votes entitled to be cast by the holders of all qualified shares (as defined in the Connecticut Business Corporation Act) were cast in favor of the transaction after the existence and nature of the director's conflicting interest and all facts known to the interested director respecting the subject matter of the conflicting interest transaction that an ordinarily prudent person would reasonably believe to be material to a judgment about whether or not to proceed with the transaction are known or disclosed to the holders of such shares, or

     (3) the transaction, judged according to the circumstances at the time of commitment, is established to have been fair to the corporation.


     Unlike the Delaware General Corporation Law, the Connecticut Business Corporation Act contains no provisions explicitly treating conflict-of-interest transactions to be undertaken by officers of a corporation.


LIMITATION ON DIRECTORS' LIABILITY

     Saratoga. Section 102 of the Delaware General Corporation Law allows a corporation to limit or eliminate the personal liability of directors to the corporation and its shareholders for monetary damages for breach of fiduciary duty as a director. However, this provision excludes any limitation on liability:

     (a) for any breach of the director's duty of loyalty to the corporation or its shareholders,

     (b) for acts or omissions not in good faith or which involve intentional misconductor a knowing violation of law,

     (c) for intentional or negligent payment ofunlawful dividends or stock purchase or redemption or

     (d) for any transactionfrom which the director derived an improper personal benefit.

     The Saratoga certificate of incorporation provides for the limitations on director's liability to the fullest extent permitted by such Section 102.

     OptiCare. Section 33-636 of the Connecticut Business Corporation Act allows a corporation to limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of duty as a director to an amount that is not less than the compensation received by the director for serving the corporation during the year of the violation if such breach did not:

     (a) involve a knowing and culpable violation of law by the director,

     (b) enable the director or an associate to receive an improper personal economic gain,

     (c) show a lack of good faith and a conscious disregard for the duty of the director to the corporation under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation,

     (d) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the director's duty to the corporation, or

     (e) create liability for unlawful distributions.


     The OptiCare certificate of incorporation provides for the limitation of directors' liability permitted by Section 33-636.



INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Saratoga. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify its officers and directors who were or are a party to any action, suit or proceeding by reason of the fact that he or she was a director, officer, or employee of the corporation by, among other things, a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, provided that such officers and directors acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation.

     The Saratoga Bylaws authorize indemnification of directors, officers, employees and agents of Saratoga in a manner consistent with Section 145 of the Delaware General Corporation Law. The

Saratoga Bylaws prohibit indemnification of persons adjudged to be liable to Saratoga unless a court determines otherwise. The Saratoga Bylaws also authorize the corporation to purchase and maintain insurance on behalf of any director, officer, employee or agent of Saratoga for liability incurred by such individuals in their capacity as director, officer, employee or agent of Saratoga.


     As more fully discussed in "Special Meeting--Proposal 4--indemnification Proposal," the Saratoga stockholders will be asked to approve an amendment of the Saratoga certificate of incorporation which will require Saratoga to indemnify directors, officers and other agents of the combined company to the fullest extent allowed under applicable law.

     OptiCare. Under the Connecticut Business Corporation Act, unless the certificate of incorporation provides otherwise, a corporation formed prior to January 1, 1997 shall indemnify its officers, directors, employees or agents against liability incurred by them in connection with proceedings, if they acted in good faith and, in the case of conduct in their official capacity, in a manner they reasonably believed to be in the best interests of the corporation and, in all other cases, that their conduct was at least not opposed to the best interest of the corporation, and with respect to criminal proceedings, had no reasonable cause to believe that their conduct was unlawful. A corporation may advance expenses to its officers, directors, employees or agents prior to final adjudication, as long as they deliver to the corporation a written affirmation of their good faith belief that they have satisfied the required standard of conduct and undertake to repay the amounts advanced if it is ultimately determined that they were not entitled to be indemnified. There is no contrary provision in the OptiCare Certificate concerning indemnification of directors and officers.


STATE ANTITAKEOVER STATUTES

     Saratoga. Section 203 of the Delaware General Corpoation Law prohibits a "business combination" (as defined in Section 203, generally including mergers, sales and leases of assets, issuances of securities and similar transactions) by a corporation or a subsidiary with an "interested stockholder" (as defined in Section 203, generally the beneficial owner of 15% or more of a corporation's voting stock) within 3 years after the person (or entity) becomes an interested stockholder, unless:

     (a) prior to the person's becoming an interested stockholder, the business combination or the transaction by which the person became an interested stockholder is approved by the board of directors of the target,

     (b) at the close of the transaction when the interested stockholder became an interested stockholder, the he/she held at least 85% of the voting stock of the corporation, or

     (c) after the person becomes an interested shareholder, the business combination is approved by the Saratoga board and by the holders of at least two-thirds of the outstanding voting stock of Saratoga, excluding shares held by the interested stockholder.

     OptiCare. The Connecticut Business Corporation Act provides that any business combination with an "interested shareholder" (generally defined as the beneficial owner of 10% or more of the voting power of the outstanding shares of voting stock of a corporation) or its affiliates or associates, must, with certain exceptions, be approved by the affirmative vote of at least the holders of 80% of the voting power of the outstanding shares of voting stock of the corporation and the holders of two-thirds of the voting power of the outstanding shares of voting stock of the corporation other than voting stock held by the interested shareholders who is, or whose affiliates or associate is, a party to the business combination,or held by an affiliate or associate of the interested shareholder. This supermajority voting provision will not be applicable if either certain fair price criteria set forth in Section 33-842(b) or the CBCA are met or, unless the certificate of incorporation otherwise provides, the board of directors approves the business combination prior to the time the interested shareholder became such. A business combination is generally defined in Section 33-840(4) of the CBCA to include

     o  mergers, consolidations or share exchanges with,

      o sales, exchanges, leases, mortgage pledges, transfers or other dispositions, other than in the usual and regular course of business, of any assets of the corporation or any of its subsidiaries having an aggregate book value of 10% or more of the total market value of the outstanding shares of the corporation or of its net worth to,

      o issuance or transfer by the corporation or any of its subsidiaries of any equity securities of the corporation or any of its subsidiaries which have an aggregate market value of 5% or more of the total market value of the outstanding shares of the corporation to,

      o adoption of a resolution calling for the liquidation or dissolution of the corporation proposed by or on behalf of, or

      o reclassification of securities having the effect of increasing the proportionate amount of securities owned by an interested shareholder.

     The Connecticut Business Corporation Act has a second business combination statute set forth in Sections 33-843 to 33-845. Pursuant to this statute a resident domestic corporation (as defined in Section 33-843(11) of the Connecticut Business Corporation Act) may not engage in a business combination (which is defined similarly to the definition contained in Section 33-840(4) of the Connecticut Business Corporation Act) with an interested shareholder of such corporation for a period of 5 years following the date that the interested shareholder became such unless such business combination or the purchase of stock made by such interested person on the date that the interested shareholder became such is approved by the board of directors of such corporation and by a majority of the nonemployee directors, of which there must be at least two, prior to such interested shareholder's stock acquisition date.



     Neither of those two Connecticut business combination statutes now applies to OptiCare because it does not file reports with the Securities and Exchange Commission under the Securities Exchange Act.


                        COMPARISON OF PRIME TO SARATOGA

     Saratoga and Prime are both Delaware corporations subject to the provisions of Delaware law. Prime stockholders, whose rights are governed by Prime's charter and bylaws and Delaware law, will, upon the completion of the merger, become stockholders of Saratoga, and their rights will then be governed by Saratoga's charter and bylaws and Delaware law. The following is a summary of the material differences in the rights of the stockholders of Saratoga and Prime, and is qualified in its entirety by reference to Saratoga's charter and bylaws, Prime's charter and bylaws and Delaware law. Certain topics discussed below are also subject to federal law and the regulations promulgated thereunder. Copies of Saratoga's charter and bylaws, Prime's charter and bylaws are incorporated by reference in this document, and will be sent to stockholders upon request.


VOTING RIGHTS

     Delaware law. Delaware law provides that the vote or written consent of the holder of majority of the shares of the then outstanding common stock is required to be authorize a plan of merger or consolidation, unless the charter or bylaws of a corporation otherwise provide. On substantially all other matters, the stockholders act by simple majority, unless the charter or bylaws otherwise provide.


     Saratoga. Saratoga has two classes of authorized capital stock, preferred and common. At the present time, and upon closing of the mergers, there will be only one class of issued and outstanding capital stock, i.e., the Saratoga Common Stock, which has unrestricted voting rights. The board of directors is authorized to issue so-called "blank check" preferred stock in its absolute discretion, on such terms as the board may determine, and such preferred stock may carry voting rights as determined by the board of directors. See "Description of the Saratoga Capital Stock" and "Risk Factors--Delaware law and Saratoga's board's ability to issue preferred stock could deter takeover bids even if those bids are in the stockholders' best interests."

     Prime. Prime currently has two classes of issued and outstanding capital stock, preferred and common. The preferred stock has the right to elect a member of the Prime board of directors. A condition of the merger agreement requires the holder of the outstanding preferred stock to exchange such preferred stock for common stock and notes of Saratoga. See "Related Agreements--Treatment of Prime Class A Preferred Stock."



CLASSIFICATION OF DIRECTORS

     Delaware law permits the charter or bylaws of a corporation to provide for classification of the directors, with the effect that a majority of the directors will not stand for election at any single annual meeting of stockholders.


     Saratoga. The Saratoga charter and bylaws do not presently provide for a classified board of directors. Presently, or following the closing of the mergers, the board of directors could adopt an amendment of the bylaws to provide for classification of the board of directors.


     Prime currently has a classified board of directors.


NUMBER OF DIRECTORS

     Saratoga. Saratoga's bylaws provide that the number of directors which shall constitute the Saratoga board of directors shall be determined by a vote of the Saratoga board of directors. The Saratoga board of directors has fixed the current number of directors at two.

     Prime. Prime's bylaws provide that the number of directors which shall constitute the Prime board of directors shall be determined by a vote of the Prime board of directors, but not less than 3 nor more than 17. The Prime board of directors has fixed the current number of directors at 9.


REMOVAL OF DIRECTORS

     Delaware law. Delaware law provides that the stockholders of a corporation may remove directors with or without cause, with certain exceptions, unless the charter provides that directors may be removed only for cause. The vote for removal shall be by a majority of shares entitled to vote at an election of directors, except that the charter may require a higher vote for removal without cause.

     Saratoga. Saratoga's charter contains no provision affecting the rights of stockholders to remove directors as permitted by Delaware law.

     Prime. Prime's bylaws provide that so long as the board of directors is classified, a director may be removed only for cause.


FILLING BOARD VACANCIES

     Saratoga. Saratoga's bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director.

     Prime. Prime's bylaws provide that vacancies on the board may be filled by a two-thirds vote of the stockholders or a majority vote of the directors then in office, even if less than a quorum.


APPRAISAL/DISSENTERS' RIGHTS

     Delaware law. Under Delaware law, stockholders of a Delaware corporation have appraisal rights in a merger or consolidation, except for (i) certain mergers not requiring any vote by stockholders if the corporation is the surviving corporation in the merger and (ii) corporations whose shares are listed on a national securities exchange or designated as a national market system security on an interdealer quotation systems by the National Association of Securities Dealers (the "NASD") or held of record by more than 2,000 persons. However, even with respect to shares so listed or so held, appraisal rights exist if, pursuant to a plan of merger, the stockholder is to receive in exchange for his shares anything other than stock of the surviving corporation, stock of any corporation listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD or held of record by more than 2,000 holders or cash in lieu of fractional shares.

     Saratoga. Holders of Saratoga common stock are not entitled to appraisal rights in connection with the merger, because Saratoga is not a direct party to the merger--Saratoga's wholly owned subsidiary is the actual party to the merger.

     Prime. Holders of Prime common stock are entitled to appraisal rights in connection with the merger. Pursuant to Delaware law, any Prime stockholder who does not wish to accept the merger consideration to be paid pursuant to the merger agreement may dissent from the merger and elect to have the fair value of his shares of Prime common stock judicially determined and paid in cash, provided that he complies with the provisions of Delaware law. See "Description of the Mergers--Stockholders' Appraisal Rights--Prime."


AMENDMENT OF CHARTER

     Delaware law. Under Delaware law, holders of the outstanding shares of a class of stock are entitled to vote as a class on any amendment of the corporation's charter if the amendment would increase or decrease the number of authorized shares of the class, increase or decrease its par value, or adversely alter or affect the powers, preferences or rights of the class. Delaware law further provides, however, that a corporation, in its original charter, or in any amendment which creates any class of stock or which is adopted prior to the issuance of any shares of such class, or in any amendment approved by the affected class, may provide that the number of authorized shares of any such class may be increased or decreased, but not below the number of shares of the class then outstanding, by vote of a simple majority of all the stock of the corporation entitled to vote.

     Saratoga. Saratoga's charter contains no provision altering the provisions of Delaware law with respect to the amendment of the Saratoga charter.

     Prime. Prime's charter requires a supermajority vote of two thirds of all outstanding voting stock to authorize any amendment of Prime's certificate of incorporation.


AMENDMENT OF BYLAWS

     Saratoga. Under Delaware law and Saratoga's bylaws, Saratoga laws may be amended or repealed or new by-laws may be adopted, by a majority of the holders of the outstanding capital stock of Saratoga entitled to vote thereon or by a majority of Saratoga board of directors then in office; provided, however that notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such meeting of stockholder or directors as the case may be.

     Prime. Under Delaware law and Prime's bylaws, the Prime bylaws may be amended or repealed, or new by-laws adopted, by a two-thirds vote of the Prime stockholders or majority vote of the Prime board of directors, except that the Prime board of directors may not amend, repeal or adopt new bylaws regarding an impending election of directors without notice to the Prime stockholders in the notice of the next annual meeting for the election of directors.


SPECIAL MEETINGS OF STOCKHOLDERS

     Delaware law. Under Delaware law, special meetings of stockholders may be called by the board of directors or by such person or persons as may be authorized by a corporation's charter or bylaws.

     Saratoga. Saratoga's bylaws provide that special meetings may be called by any of the chairman, the president, any vice president, the secretary or any assistant secretary and shall be called by any such officer at the request in writing of a majority of the Saratoga board of directors or at the request in writing of stockholders owning a majority of the capital stock of Saratoga entitled to vote at such meeting.

     Prime. Prime's bylaws provide that special meetings may be called by the directors, chief executive officer or the president, and shall be called by the chief executive officer, the president or secretary upon written application of a majority of the directors or by two-thirds of the holders of all outstanding stock.


ACTION BY STOCKHOLDERS BY WRITTEN CONSENT IN LIEU OF A MEETING


     Delaware law. Delaware law permits any action by stockholders to be taken by majority written consent in lieu of a meeting.


     Saratoga. Saratoga's bylaws do not narrow the scope of the authority of the stockholders to take action by written consent.


     Prime. Prime's bylaws provide that any action that may be taken by vote may be taken without a meeting on written consent, signed by the holders of at least two-thirds of all the outstanding shares entitled to vote thereon.


     Except as discussed above, there are no material differences in the rights of the stockholders of Saratoga and Prime.


                             INDEPENDENT AUDITORS


     Saratoga has been advised that representatives of Ernst & Young LLP, independent auditors for Saratoga for 1998 and Prime for 1998 and 1997, and Deloitte & Touche LLP, independent auditors of OptiCare for 1998 and 1997, will attend the Special Meeting, will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.



                                 LEGAL MATTERS


     Certain legal matters with respect to the validity of the securities offered hereby will be passed upon for Saratoga by Kane Kessler, P.C., 1350 Avenue of the Americas, New York, New York 10019.


                                    EXPERTS


     The consolidated financial statements of Saratoga Resources, Inc. and Subsidiaries at December 31, 1998, and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, and at December 31, 1997, and for the year then ended, by Hein + Associates LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.



     The combined financial statements of OptiCare Eye Health Centers, Inc. and Affiliate as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, included in this Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



     The consolidated financial statements of PrimeVision Health, Inc. at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, appearing in this Proxy Statement/Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 2 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                             STOCKHOLDER PROPOSALS


     Any stockholder who wishes to submit a proposal for presentation to the Year 2000 Annual Meeting of Stockholders must submit the proposal to Saratoga at its present corporate offices, 301 Congress Avenue--Suite 1550, Austin, Texas 78701, Attention: Mr. Thomas F. Cooke, or to Saratoga c/o OptiCare Health Systems, Inc. 87 Grandview Avenue, Waterbury, Connecticut 06708, Attention:
Dean J. Yimoyines, M.D., not later than     for inclusion, if appropriate, in
the proxy statement and form of proxy to be distributed by management in connection with the Year 2000 Annual Meeting.


     Stockholders are advised that management will be permitted to exercise discretionary voting authority under proxies it solicits and obtains for the 2000 annual meeting of stockholders with respect to any proposal presented by a stockholder at such meeting, without any discussion of the proposal in the company's proxy statement for such meeting, unless the company receives notice of such proposal at its principal office in Waterbury, Connecticut, not later
than   , 2000.

                         INDEX TO FINANCIAL STATEMENTS

                         OPTICARE HEALTH SYSTEMS, INC.



                    PRO FORMA COMBINED FINANCIAL STATEMENTS




Introduction .............................................................................   F-3
Pro Forma Combined Balance Sheet as of March 31, 1999 ....................................   F-4
Pro Forma Combined Statement of Operations for the quarter ended March 31, 1999 ..........   F-6
Pro Forma Combined Statement of Operations for the year ended December 31, 1998 ..........   F-7
Notes to Pro Forma Combined Financial Statements .........................................   F-8

                                       SARATOGA RESOURCES, INC. AND SUBSIDIARIES

Interim Financial Statements
Consolidated Balance Sheets as of March 31, 1999 and December 31, 1998 ...................   F-10
Consolidated Statements of Operations for the quarters ended March 31, 1999 and 1998 .....   F-11
Consolidated Statements of Cash Flows for the quarters ended March 31, 1999 and 1998 .....   F-12
Notes to Consolidated Financial Statements ...............................................   F-13
Annual Financial Statements
Reports of Independent Auditors ..........................................................   F-15
Consolidated Balance Sheets as of December 31, 1998 and 1997 .............................   F-17
Consolidated Statements of Operations for the years ended December 31, 1998 and 1997 .....   F-18
Consolidated Statements of Changes in Stockholders' Equity for the years ended
 December 31, 1998 and 1997 ..............................................................   F-19
Consolidated Statements of Cash Flows for the years ended December 31, 1998 and 1997 .....   F-20
Notes to Consolidated Financial Statements ...............................................   F-21

                                                   PRIMEVISION HEALTH, INC.

Interim Financial Statements
Consolidated Balance Sheets as of March 31, 1999 and December 31, 1998 ...................   F-26
Consolidated Statements of Operations for the quarters ended March 31, 1999 and 1998 .....   F-27
Consolidated Statements of Cash Flows for the quarters ended March 31, 1999 and 1998 .....   F-28
Notes to Consolidated Financial Statements ...............................................   F-29
Annual Financial Statements
Report of Independent Auditors ...........................................................   F-30
Consolidated Balance Sheets as of December 31, 1998 and 1997 .............................   F-31
Consolidated Statements of Operations for the years ended December 31, 1998, 1997 and
 1996 ....................................................................................   F-32
Consolidated Statements of Shareholders' (Deficit) Equity for the years ended December
 31, 1998, 1997 and 1996 .................................................................   F-33
Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1997 and
 1996 ....................................................................................   F-34
Notes to Consolidated Financial Statements ...............................................   F-35

                                 OPTICARE EYE HEALTH CENTERS, INC. AND AFFILIATES

Interim Financial Statements
Combined Balance Sheets as of March 31, 1999 and December 31, 1998 .......................   F-49
Combined Statements of Operations for the quarters ended March 31, 1999 and 1998 .........   F-50

Combined Statements of Cash Flows for the quarters ended March 31, 1999 and 1998 .   F-51
Notes to Combined Financial Statements ...........................................   F-52
Annual Financial Statements
Report of Independent Auditors ...................................................   F-53
Combined Balance Sheets as of December 31, 1998 and 1997 .........................   F-54
Combined Statements of Operations for the years ended December 31, 1998, 1997 and
 1996 ............................................................................   F-55
Combined Statements of Shareholders' Equity for the years ended December 31, 1998,
 1997 and 1996 ...................................................................   F-56
Combined Statements of Cash Flows for the years ended December 31, 1998, 1997 and
 1996 ............................................................................   F-57
Notes to Combined Financial Statements ...........................................   F-58

                         OPTICARE HEALTH SYSTEMS, INC.
                    PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma combined balance sheet as of March 31, 1999 and the pro forma combined statement of operations for the quarter ended March 31, 1999 and for the year ended December 31, 1998 give effect to the mergers between Saratoga, Prime and OptiCare and related transactions upon which the mergers are conditioned including: (i) substantial completion of the disposal of Prime's ophthalmology segment, which is already a discontinued operation in Prime's historical financial statements; (ii) the new credit agreement required to cure existing covenant violations and effect the mergers and provide ongoing financing to the combined company; (iii) the new optometric center administrative services agreement required by the Settlement Agreement which resolved certain litigation raised by Prime directors and officers and is required by the merger agreement; and, (iv) the disposition of current Saratoga subsidiaries. In these proforma combined financial statements, shareholder approval of the name change of Saratoga to OptiCare Health Systems, Inc. has been assumed and OptiCare Health represents the combined company.


     The parties to the merger agreement executed a term letter agreement with Bank Austria/
Creditanstalt on June 9, 1999 to replace the current Prime facility with a new facility for the combined company. The parties are proceeding towards execution of a definitive credit agreement. The terms of the new facility are as follows:


     The credit facility will total $29.2 million with $20 million of term borrowings and $9.2 million of revolving borrowing availability. The agreement requires the combined company to maintain certain financial ratios. The first principal payment on the term facility will be January 1, 2001, the facility has an interest rate of LIBOR plus 2.25% with a reduction of .50% if additional capital is raised within 180 days after the close of the merger. The bank will have a first priority lien on all assets and a pledge of 100% of the stock of the combined company's subsidiaries.

     The transaction specific terms of the new credit agreement include the following:

     1. a requirement to use the cash received in the disposal of the ophthalmology business (at least $10.8 million) to repay outstanding bank debt;

     2. assumption by the bank of no more the $3.63 million of physician promissory notes received as part of the disposal of the ophthalmology business;

     3. purchase by the bank of 307,700 shares of OptiCare Health common stock; and,

     4. a $3.0 million reduction of debt for ophthalmology practices for which the bank has taken responsibility for collecting the practice assets.

     As part of the agreement, the bank has agreed to accept 500,000 of Prime common stock as an up front financing fee for the agreed new facility.

     The Prime acquisition has been accounted for as a reverse acquisition whereby Prime has acquired Saratoga at book value with no purchase accounting adjustments. The acquisition of OptiCare by Saratoga (immediately following the Prime/Saratoga Merger) has been accounted for under the purchase method of accounting with the excess of purchase price over estimated fair value of the net assets acquired being recorded as goodwill. Accordingly, for accounting purposes, Prime is the accounting acquirer and the surviving accounting entity.



     Pro forma adjustments are based upon preliminary estimates, available information and certain assumptions that management deems appropriate. Management does not expect material changes to purchase accounting and other pro forma adjustments upon final allocation of purchase price and completion of the mergers and related transactions. The unaudited pro forma combined financial information presented herein is not necessarily indicative of the results of operations or financial position that the combined company would have obtained had such events occurred at the beginning of the period, as assumed, or of the future results or financial position of the combined company.

     The pro forma combined financial statements should be read in conjunction with the audited financial statements of Prime, OptiCare and Saratoga contained herein.

                         OPTICARE HEALTH SYSTEMS, INC.
                       PRO FORMA COMBINED BALANCE SHEET
                             AS OF MARCH 31, 1999



                                     ASSETS




                                                                                           PRO FORMA           PRO FORMA
                                        PRIME          OPTICARE        SARATOGA           ADJUSTMENTS           COMBINED
                                    -------------   --------------   ------------   ----------------------   -------------
CURRENT ASSETS:
 Cash & cash
   equivalents ..................   $ 6,096,260      $   640,781      $ 190,000         $  (1,770,000)(a)    $   297,041
                                                                                        $    (730,000)(a)
                                                                                           (2,000,000)(b)
                                                                                           (2,000,000)(c)
                                                                                             (144,000)(d)
 Trade receivables, net .........     6,230,260        6,749,252                                              12,979,512
 Inventories ....................     1,452,185        1,797,964                                               3,250,149
 Investment in
   discontinued
   operations ...................     5,906,018                                            (5,906,018)(e)
 Other current assets ...........     2,527,336        1,581,367         22,000                (8,000)(d)      4,108,703
                                    -----------      -----------      ---------         -------------        -----------
   Total current assets .........    22,212,059       10,769,364        212,000           (12,558,018)        20,635,405
PROPERTY AND
 EQUIPMENT, net .................     4,450,533        6,049,804         34,000               (34,000)(d)     10,500,337
Intangible assets, net ..........     1,247,808        3,262,748                            7,581,625 (a)     29,029,451
                                                                                            2,000,000 (c)
                                                                                             (451,916)(j)
                                                                                           15,389,186 (i)
 OTHER ASSETS ...................       448,126          266,481                              960,000 (f)      2,404,607
                                                                                              730,000 (a)
                                                                                        -------------
   TOTAL ASSETS .................   $28,358,526      $20,348,397      $ 246,000         $  13,616,877        $62,569,800
                                    ===========      ===========      =========         =============        ===========

                         OPTICARE HEALTH SYSTEMS, INC.
                 PRO FORMA COMBINED BALANCE SHEET (CONTINUED)
                             AS OF MARCH 31, 1999



                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)




                                                                                              PRO FORMA            PRO FORMA
                                            PRIME           OPTICARE       SARATOGA          ADJUSTMENTS           COMBINED
                                      ----------------   --------------   ----------   ----------------------   --------------
CURRENT LIABILITIES:
 Bank debt ........................    $  39,393,074      $ 2,400,000      $  5,000       $   (7,781,389)(e)
                                                                                              (3,030,579)(e)
                                                                                              (2,000,000)(b)
                                                                                              (3,629,010)(e)
                                                                                                  (5,000)(d)
                                                                                             (25,352,096)(h)
 Accounts payable and
   accrued expenses ...............       11,852,209        3,143,441         1,000               (1,000)(d)     $18,199,580
                                                                                               3,203,930 (e)
 Other ............................        1,712,026        2,281,474                                              3,993,500
                                       -------------      -----------                                            -----------
Total current liabilities .........       52,957,309        7,824,915         6,000          (38,595,144)         22,193,080
Long-term bank debt ...............                                                           25,352,096 (h)      23,552,096
                                                                                              (1,800,000)(k)
Convertible subordinated
 debt .............................                                                            4,000,000 (g)       4,000,000
Seller debt .......................                         1,041,987                          5,067,720 (e)       6,109,707
Other long-term debt and
 capital leases ...................          809,489                         14,000            2,000,000 (g)       2,357,573
                                                                                                (451,916)(j)
                                                                                                 (14,000)(d)
Deferred tax liability ............            2,055                                                                   2,055
                                       -------------                                                             -----------
Total liabilities .................       53,768,853        8,866,902        20,000           (4,441,244)         58,214,511
Mandatorily
 redeemable preferred
 stock ............................        9,800,000                                          (9,800,000)(g)               0
Stockholders' equity
 (deficit) (9,307,700
 common shares
 outstanding on a pro
 forma basis) .....................      (35,210,327)      11,481,495       226,000              263,310 (e)       4,355,289
                                                                                               5,811,625 (a)
                                                                                               3,800,000 (g)
                                                                                                (166,000)(d)
                                                                                                 960,000 (f)
                                                                                              15,389,186 (i)
                                                                                               1,800,000 (k)
                                                                                          --------------
 Total liabilities,
   preferred stock and
   stockholders' equity
   (deficit) ......................    $  28,358,526      $20,348,397      $246,000       $   13,616,877         $62,569,800
                                       =============      ===========      ========       ==============         ===========

                         OPTICARE HEALTH SYSTEMS, INC.
                       PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE QUARTER ENDED MARCH 31, 1999
                            (AMOUNTS IN THOUSANDS)





                                                                                        PRO FORMA              PRO FORMA
                                    PRIME          OPTICARE         SARATOGA           ADJUSTMENTS             COMBINED
                               --------------   --------------   -------------   -----------------------   ----------------
REVENUES:
 Net revenues ..............    $18,095,536      $11,055,964                                                 $ 29,151,500
COSTS AND EXPENSES:
 Compensation expense.......      2,620,802        5,658,285                                                 $  8,279,087
 Other operating
   expenses ................     14,058,192        4,999,233          91,000               (91,000)(d)       $ 19,057,425
 Interest expense ..........        977,872           47,903          (1,000)                1,000 (d)       $    572,376
                                                                                          (678,419)(l)
                                                                                            40,000 (m)
                                                                                            90,000 (n)
                                                                                            95,020 (o)
 Depreciation and
   amortization ............        312,210          382,800           2,000                (2,000)(d)       $  1,018,789
                                                                                            75,816 (p)
                                                                                           173,892 (q)
                                                                                            48,000 (r)
                                                                                            26,071 (s)
                                                                                          --------
 Total costs and
   expenses ................     17,969,076       11,088,221          92,000              (221,620)            28,927,677
                                -----------      -----------          ------              --------           ------------

 Income (loss) from
   continuing operations
   before income taxes .....        126,460          (32,257)        (92,000)              221,620                223,823
 Provision for (benefit
   from) income taxes ......         46,790          (14,150)                               56,890 (t)             89,530
                                -----------      -----------                              --------           ------------
 Net income (loss) from
   continuing operations.       $    79,670      $   (18,107)     $  (92,000)       $      164,730           $    134,293
                                ===========      ===========      ==========        ==============           ============
                                                                                                                        0
   Pro forma basic
    weighted average
    shares outstanding......                                       3,465,292            (3,240,292))(u)         9,307,700
                                                                                         8,775,000 (v)
                                                                                           307,700 (k)
   Pro forma basic loss
    per share ..............                                      $    (0.03)                                $       0.01

                         OPTICARE HEALTH SYSTEMS, INC.
                  PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1998






                                                                                           PRO FORMA              PRO FORMA
                                     PRIME           OPTICARE         SARATOGA            ADJUSTMENTS             COMBINED
                               ----------------   --------------   --------------   -----------------------   ----------------
REVENUES:
 Net revenues ..............     $ 64,612,298      $34,744,629       $   20,000        $      (20,000)(d)       $ 99,356,927

COSTS AND EXPENSES:
 Compensation
   expense .................        9,275,371       20,178,772                                                    29,454,143
 Other operating
   expenses ................       52,226,689       14,443,525          351,000              (351,000)(d)         66,670,214

 Interest expense, net .....        4,498,081          (73,477)         (18,000)               18,000 (d)          2,611,009
                                                                                           (2,713,674) (l)
                                                                                              160,000  (m)
                                                                                              360,000  (n)
                                                                                              380,079  (o)
 Depreciation and
   amortization ............        1,417,296        1,063,074           11,000               (11,000) (d)         3,775,488
                                                                                              303,265  (p)
                                                                                              695,567  (q)
                                                                                              192,000  (r)
                                                                                              104,286  (s)
                                                                                       --------------
   Total costs and
    expenses ...............       67,417,437       35,611,894          344,000               862,477            102,510,854
                                 ------------      -----------       ----------        --------------           ------------
 Income (loss) from
   continuing
   operations before
   income taxes ............       (2,805,139)        (867,265)        (324,000)              842,477             (3,153,927)
 Provision for (benefit
   from) income
   taxes ...................          433,516         (364,877)                            (1,330,210)(t)         (1,261,571)
                                 ------------      -----------                         --------------           ------------
 Net income (loss)
   from continuing
   operations ..............     $ (3,238,655)     $  (502,388)      $ (324,000)       $    2,172,687           $ (1,892,356)
                                 ============      ===========       ==========        ==============           ============

 Pro forma basic
   weighted average
   shares outstanding ......                                          3,465,292            (3,240,292) (u)         9,307,700
                                                                                            8,775,000  (v)
                                                                                              307,700  (k)
 Pro forma basic loss
   per share ...............                                         $    (0.09)                                $      (0.20)


                         OPTICARE HEALTH SYSTEMS, INC.
               NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

(a) Adjustment to reflect consideration for the new 40-year, optometric center administrative services agreement between Prime and a professional corporation and the Settlement Agreement.




$1,770,000      Cash consideration
 5,811,625      Common equity issued by Prime--3,026,888 shares at $1.92 per share
----------
$7,581,625      Amount recorded as an intangible asset related to the administrative services
==========
                agreement to be amortized over 25 years.
$  730,000      Prepaid compensation recorded as an other asset to be amortized over the employment term.



(b) Adjustment to reflect the use of cash on hand to pay down bank indebtedness in conjunction with the new Prime credit agreement.

(c) Adjustment to reflect use of cash on hand to pay merger related expenses.

(d) Adjustment to reflect the transfer of existing Saratoga net assets and operations required by the Merger Agreement of Saratoga Holdings I, Inc., which will be spun off prior to the closing of the mergers.
(e) Adjustment to reflect the disposal of the ophthalmology segment of Prime primarily via the sale of practice assets back to physicians required to be substantially performed as a condition to the mergers.

     The amounts are estimated based upon signed transition agreements and ongoing negotiations.




 $  7,781,389   Cash to be received and used to pay down indebtedness
    3,030,579   Agreed reduction in bank indebtedness to reflect practice assets for which the
 ------------
                bank has taken responsibility for collection
   10,811,968   Subtotal
   (5,067,720)  New subordinated long term debt issued to physicians at an interest rate of 7%
                to 8% with maturities ranging from one to four years as part of the disposal of the ophthalmology operations
    3,629,010   New promissory notes from the physicians assumed by the bank, resulting in an immediate reduction in bank indebtedness
     (263,310)  Issuance of new Prime common equity based on the historical book value of
 ------------
                Prime common stock
    9,109,948   Total consideration
   (3,203,930)  Expenses associated with the disposal
 ------------
 $  5,906,018   March 31, 1999 investment in discontinued operations
 ============



(f) Adjustment to reflect common equity in Prime to be issued to the lender as deferred financing fees for the new credit agreement. Prime will issue 500,000 shares at $1.92 per share before the closing of the mergers. This other asset will be amortized over the term of the new credit facility.


(g) Adjustment to reflect the cancellation of the Prime preferred stock in conjunction with the mergers. In exchange for such cancellation the following will be issued:



 $3,800,000     Common equity issued by Prime--approximately 2.0 million shares based on
                $1.92 per share
  4,000,000     Convertible subordinated debt issued in conjunction with the mergers
  2,000,000     Subordinated long term debt issued in conjunction with the mergers
 ----------
 $9,800,000
 ==========



   Pursuant to the merger agreement, the 8,000 shares of Prime Class A Preferred Stock and warrants held by Marlin shall be exchanged for the following: (i) 2,000 shares and the outstanding warrants shall be converted into or exchanged for common shares of Prime; (ii) 2,000 shares and cancellation of the warrants will be exchanged for a subordinated promissory note of OptiCare Health in the principal amount of $2,000,000 bearing an agreed market rate of interest with a term of three years; and, 4,000 shares shall be exchanged for a redeemable, non-interest bearing convertible promissory note of OptiCare Health in the principal amount of $4,000,000 with a term of three years. If after 180 days, OptiCare Health has not completed an equity offering in order to redeem the note, the note begins to accrue interest at a rate of 9%. If such note is not redeemed after 365 days, Marlin shall have the option to convert the note into OptiCare Health common stock at a conversion price equal to the greater of (x) the closing market price of OptiCare Health on the first trading day following effectiveness or (y) 90% of the average closing price of OptiCare Health common stock for the 20 trading days next preceding the conversion date.


(h) Adjustment to reflect the classification of the new bank debt as long-term according to the agreed terms.

(i) Adjustment to reflect the purchase of OptiCare via the issuance of approximately 4.39 million shares of Saratoga at an estimated $6.125 per share:




 $  26,870,681   Common equity issued by Saratoga
   (11,481,495)  Estimated fair value of net assets acquired
 -------------
 $  15,389,186   Goodwill
 =============


(j) Adjustment to reflect the cancelation of note payable to related parties in conjunction with the settlement agreement and the new administrative services agreement.


(k) Adjustment to reflect the issuance of 307,700 shares of the combined company at an agreed price of $5.85 per share to the bank in exchange for a $1.8 million reduction in bank indebtedness as required by the terms of the new credit agreement.

(l) Adjustment to reflect reduction of interest expense based upon new bank indebtedness of $23.6 million at an interest rate of 7.5% per annum.


(m) Adjustment to reflect estimated interest expense of 8% per annum on the $2 million of subordinated promissory notes. See Note (g).


(n) Adjustment to reflect agreed interest expense on the convertible subordinated debt of 9% per annum. See Note (g).

(o) Adjustment to reflect interest expense on new physician debt issued by Prime at an agreed rate of 7.5% per annum. See Note (e).

(p) Adjustment to reflect amortization of intangibles recorded on the new administrative service agreement referenced in Note (a) over an estimated contract term of 25 years on straight line basis.

(q) Adjustment to reflect amortization of goodwill recorded on the purchase of OptiCare referenced in Note (c) and Note (i) over an estimated useful life of 25 years.


(r) Adjustment to reflect the amortization of deferred financing fees reflected in Note (f) over the anticipated term of the amended credit agreement of five years.


(s) Adjustment to reflect the amortization of prepaid compensation recorded in Note (a) over the 7-year term of the related employment agreements.

(t)        Adjustment to reflect estimated tax at the statutory rate of 40%.

(u) Adjustment to reflect reverse stock split of Saratoga contemplated herein and in conjunction with the mergers.

(v) Adjustment to reflect the issuance of new Saratoga common shares to effect mergers.

                   SARATOGA RESOURCES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                                            MARCH 31      DECEMBER 31
                                                                          ------------   ------------
                                                                              1999           1998
                                                                          ------------   ------------
                                                                           (UNAUDITED)
ASSETS
Current assets:
 Cash and cash equivalents ............................................     $   190        $   290
 Marketable securities ................................................          13             11
 Trade receivables, net ...............................................           -              -
 Investment in past due accounts receivable ...........................           9             10
                                                                            -------        -------
Total current assets ..................................................         212            311
Equipment, net of accumulated depreciation ............................          34             36
                                                                            -------        -------
Total assets ..........................................................     $   246        $   347
                                                                            =======        =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable and accrued liabilities .............................     $     1        $    10
 Current maturities of debt ...........................................           5              5
                                                                            -------        -------
Total current liabilities .............................................           6             15
Long-term debt, net of current portion ................................          14             16
Stockholders' equity:
 Preferred stock, $.001 par value; 5,000,000 shares authorized.........          --             --
 Common Stock, $.001 par value; 50,000,000 shares authorized,
   3,465,292 shares issued and outstanding at March 31, 1999
   and December 31, 1998 ..............................................           3              3
 Additional paid-in capital ...........................................       2,490          2,490
 Accumulated deficit ..................................................      (2,240)        (2,148)
 Treasury stock, at cost ..............................................          (2)            (2)
 Other comprehensive loss .............................................         (25)           (27)
                                                                            ---------      ---------
Total stockholders' equity ............................................         226            316
                                                                            ---------      ---------
Total liabilities and stockholders' equity ............................     $   246        $   347
                                                                            =========      =========

                            See accompanying notes.

                   SARATOGA RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                                   THREE MONTHS ENDED
                                                                        MARCH 31,
                                                                 -----------------------
                                                                    1999         1998
                                                                 ----------   ----------
Revenues:
 Gain on sale of marketable securities .......................     $   --       $   21
 Interest income .............................................          1            7
                                                                   ------       ------
                                                                        1           28
Costs and expenses:
 Depreciation ................................................          2            2
 General and administrative ..................................         91           95
 Loss on marketable securities ...............................         --           --
 Interest expense ............................................         --           --
                                                                   ------       ------
                                                                       93           97
Loss before income taxes .....................................        (92)         (69)
Income tax benefit ...........................................         --           --
                                                                   ------       ------
Net loss .....................................................     $  (92)      $  (69)
                                                                   ======       ======
Basic and diluted loss per share .............................     $ (.03)      $ (.02)
                                                                   ======       ======
Weighted-average number of common shares outstanding .........      3,465        3,465
Total comprehensive loss .....................................     $  (90)      $  (69)
                                                                   ======       ======

                            See accompanying notes.

                   SARATOGA RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                (IN THOUSANDS)




                                                                     THREE MONTHS ENDED
                                                                          MARCH 31
                                                                  -------------------------
                                                                      1999          1998
                                                                  -----------   -----------
OPERATING ACTIVITIES
Net loss ......................................................     $ (92)         $(69)
Adjustments to reconcile net loss to net cash used in operating activities:
 Depreciation .................................................         2             2
 Provision for doubtful accounts ..............................        --            --
 Changes in operating assets and liabilities:
 Trade receivables ............................................        --            --
 Investment in past due accounts receivable ...................         1            --
 Other assets .................................................        --            (5)
 Accounts payable and accrued liabilities .....................        (9)            3
                                                                    --------       ------
Net cash used in operating activities .........................       (98)          (69)
                                                                    -------        ------
INVESTING ACTIVITIES
Purchase of equipment .........................................        --            (1)
                                                                    -------        -------
Net cash used in investing activities .........................        --            (1)
                                                                    -------        -------
FINANCING ACTIVITIES
Payments on borrowings ........................................        (2)           (1)
                                                                    --------       -------
Net cash used in financing activities .........................        (2)           (1)
                                                                    --------       -------
Net decrease in cash and cash equivalents .....................      (100)          (71)
Cash and cash equivalents at beginning of period ..............       290           666
                                                                    =======        ======
Cash and cash equivalents at end of period ....................     $ 190          $595
                                                                    =======        ======

                            See accompanying notes.

                           SARATOGA RESOURCES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                       THREE MONTHS ENDED MARCH 31, 1999


1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     The accompanying unaudited consolidated financial statements are those of the Company and its subsidiaries, all of which are wholly owned, and have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation for the periods indicated have been included. Operating results for the three month period ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. The Balance Sheet at December 31, 1998 has been derived from the audited financial statements at that date, but does not include all of the information and notes required by generally accepted accounting principles for complete financial statements. The accompanying financial statements should be read in conjunction with the audited consolidated financial statements (including the notes thereto) for the year ended December 31, 1998. Certain amounts shown in the 1998 financial statements have been reclassified to conform to the 1999 presentation.


2. COMPREHENSIVE LOSS

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which requires disclosure of total non-stockholder changes in equity in interim periods and additional disclosures of the components of non-stockholder changes in equity on an annual basis. Total comprehensive loss was as follows (in thousands):




                                                      THREE MONTHS ENDED
                                                           MARCH 31,
                                                     ---------------------
                                                        1999        1998
                                                     ---------   ---------
Net loss .........................................     $ (92)      $ (69)
Unrealized gain on marketable securities .........         2          --
                                                       =====       =====
Total comprehensive loss .........................     $ (90)      $ (69)
                                                       =====       =====

3. INCOME TAXES

     The Company has determined that a valuation allowance should be applied against the deferred tax assets related to the net operating losses of the Company due to uncertainty regarding the assets' realizability. The difference between the tax benefit recorded for the three months ended March 31, 1999 and the benefit calculated at the federal statutory rate is primarily due to the valuation allowance applied against the deferred tax assets.


4. PENDING TRANSACTIONS

     On April 12, 1999 the Company entered into an agreement and plan of merger with OptiCare Eye Health Centers, Inc., a provider of consulting, administrative and other support services to optometry eyecare centers located in Connecticut, and PrimeVision Health, Inc., a vertically integrated vision services company, whereby each of those companies would be merged with two wholly-owned, newly organized subsidiaries of Saratoga Resources, Inc. in an all-stock transaction by Saratoga Resources issuing 97.5% of the Company's common stock to the shareholders of Opticare and Prime.

     As contemplated by the OptiCare/Prime Vision merger, Saratoga-Delaware proposes to contribute substantially all of its assets to Saratoga-Texas, a wholly-owned subsidiary. Saratoga-Texas will continue

                           SARATOGA RESOURCES, INC.

its operations in the energy industry, utilizing its database for oil and gas prospect evaluation and development. Saratoga-Delaware then proposes to spin-off all of the stock to Saratoga-Texas to the current stockholders of Saratoga-Delaware on a one-for-one basis to provide Saratoga-Texas with its own separate management, control and incentive structure.


     Saratoga-Delaware has filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933 to register the proposed spin-off of approximately 90% of the common stock of its wholly owned subsidiary Saratoga Holdings I, Inc. to the stockholders of Saratoga-Delaware on a one-for-one basis. The remaining 10% will be contributed to Saratoga-Texas.

                        REPORT OF INDEPENDENT AUDITORS



Board of Directors
Saratoga Resources, Inc. and Subsidiaries


     We have audited the accompanying consolidated balance sheet of Saratoga Resources, Inc. and Subsidiaries as of December 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Saratoga Resources, Inc. and Subsidiaries at December 31, 1998, and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.




                                        /s/ Ernst & Young LLP




Austin, Texas
March 31, 1999

                          INDEPENDENT AUDITORS REPORT




Board of Directors and Stockholders
Saratoga Resources, Inc.
Houston, Texas


     We have audited the accompanying consolidated balance sheet of Saratoga Resources, Inc. and Subsidiaries as of December 31, 1997 and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saratoga Resources, Inc. and Subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for year then ended, in conformity with generally accepted accounting principles.



Hein + Associates LLP


/s/ Hein + Associates LLP


Houston, Texas
January 15, 1998

                   SARATOGA RESOURCES, INC. AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                                                    DECEMBER 31
                                                                           -----------------------------
                                                                                1998            1997
                                                                           -------------   -------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents .............................................     $   290         $   666
 Marketable securities .................................................          11              --
 Trade receivables, less allowance for doubtful accounts of $23
   at December 31, 1998 and 1997 .......................................          --              --
 Investment in past due accounts receivable ............................          10              --
                                                                             -------         -------
   Total current assets ................................................         311             666
                                                                             -------         -------
EQUIPMENT, NET OF ACCUMULATED DEPRECIATION                                        36              44
                                                                             -------         -------
TOTAL ASSETS ...........................................................     $   347         $   710
                                                                             =======         =======
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable and accrued liabilities ..............................     $    10         $     2
 Accrued legal .........................................................          --              16
 Current maturities of debt ............................................           5               4
                                                                             -------         -------
   Total current liabilities ...........................................          15              22
                                                                             -------         -------
 Long-term debt, net of current portion ................................          16              21
STOCKHOLDERS' EQUITY:
 Preferred stock, $.001 par value; 5,000,000 shares authorized .........          --              --
 Common Stock, $.001 par value; 50,000,000 shares authorized,
   3,465,292 shares issued and outstanding at December 31,
   1998 and 1997 .......................................................           3               3
 Additional paid-in capital ............................................       2,490           2,490
 Accumulated deficit ...................................................      (2,148)         (1,824)
 Treasury stock, at cost ...............................................          (2)             (2)
 Other comprehensive loss ..............................................         (27)             --
                                                                             ---------       ---------
   Total stockholders' equity ..........................................         316             667
                                                                             ---------       ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .............................     $   347         $   710
                                                                             =========       =========

                            See accompanying notes.

                   SARATOGA RESOURCES, INC. AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                                  YEARS ENDED DECEMBER
                                                                            31
                                                                  ---------------------
                                                                     1998        1997
                                                                  ---------   ---------
REVENUES:
 Gain on sale of marketable securities ........................    $   19      $   --
 Interest income ..............................................        19          31
 Other ........................................................         1           4
                                                                   ------      ------
                                                                       39          35
COSTS AND EXPENSES:
 Depreciation .................................................        11           7
 General and administrative ...................................       350         446
 Loss on marketable securities ................................         1          --
 Interest expense .............................................         1           9
                                                                   ------      ------
                                                                      363         462
                                                                   ------      ------
 Gain arising from settlement of lawsuit ......................        --         309
                                                                   ------      ------
 Loss before income taxes .....................................      (324)       (118)
 Income tax benefit ...........................................        --          --
                                                                   ------      ------
 Net loss .....................................................    $ (324)     $ (118)
                                                                   ======      ======
 Basic and diluted loss per share: ............................    $ (.09)     $ (.03)
                                                                   ======      ======
 Weighted-average number of common shares outstanding .........     3,465       4,260
                                                                   ======      ======

                            See accompanying notes.

                   SARATOGA RESOURCES, INC. AND SUBSIDIARIES


          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                (IN THOUSANDS)




                                         COMMON STOCK        ADDITIONAL                                OTHER           TOTAL
                                   ------------------------    PAID-IN    ACCUMULATED   TREASURY   COMPREHENSIVE   STOCKHOLDERS'
                                       SHARES      AMOUNT      CAPITAL      DEFICIT       STOCK         LOSS          EQUITY
                                   ------------- ---------- ------------ ------------- ---------- --------------- --------------
BALANCES AT DECEMBER 31,
 1996 ............................     6,809        $ 7        $2,909      $ (1,706)      $(2)         $  --          $1,208
 Acquisition of stock arising from
  settlement of lawsuit ..........    (2,465)        (3)         (244)           --        --             --            (247)
 Purchase of stock arising from
  settlement of lawsuit ..........        (8)        --            (1)           --        --             --              (1)
 Purchase of stock from former
  director .......................      (871)        (1)         (174)           --        --             --            (175)
 Net loss ........................        --         --            --          (118)       --             --            (118)
                                      --------      -----      -------     --------       ---          -----          -------
BALANCES AT DECEMBER 31,
 1997 ............................     3,465          3         2,490        (1,824)       (2)            --             667
 Net loss ........................        --         --            --          (324)       --             --            (324)
 Unrealized loss on marketable
  securities .....................        --         --            --            --        --            (27)            (27)
                                                                                                                      -------
 Comprehensive loss ..............        --         --            --            --        --             --            (351)
                                      --------      -----      -------     --------       -----        -----          -------
BALANCES AT DECEMBER 31,
 1998 ............................     3,465        $ 3        $2,490      $ (2,148)      $(2)         $ (27)         $  316
                                      ========      =====      =======     ========       =====        =====          =======

                            See accompanying notes.

                   SARATOGA RESOURCES, INC. AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)




                                                                                 YEARS ENDED DECEMBER 31
                                                                               ---------------------------
                                                                                   1998           1997
                                                                               ------------   ------------
OPERATING ACTIVITIES
 Net loss ..................................................................      $(324)         $(118)
 Adjustments to reconcile net loss to net cash used in operating activities:
   Realized gain on sale of marketable securities, net .....................        (18)            --
   Depreciation ............................................................         11              7
   Provision for doubtful accounts .........................................         --             23
   Gain arising from settlement of lawsuit .................................         --           (309)
   Changes in operating assets and liabilities:
    Trade receivables ......................................................         --             52
    Investment in past due accounts receivable .............................        (10)            --
    Accounts payable and accrued liabilities ...............................          8           (154)
    Accrued legal ..........................................................        (16)            (3)
                                                                                  -----          --------
      Net cash used in operating activities ................................       (349)          (502)
                                                                                  -----          -------
INVESTING ACTIVITIES
 Purchase of equipment .....................................................         (3)            (5)
 Purchase of marketable securities .........................................        (62)            --
 Sale of marketable securities .............................................         42             --
                                                                                  -------        -------
      Net cash used in investing activities ................................        (23)            (5)
                                                                                  -------        --------
FINANCING ACTIVITIES
 Purchase of stock from former director ....................................      $  --          $(175)
 Purchase of stock in settlement of lawsuit ................................         --             (1)
 Payments on borrowings ....................................................         (4)            (1)
                                                                                  --------       --------
      Net cash used in financing activities ................................         (4)          (177)
                                                                                  --------       -------
Net decrease in cash and cash equivalents ..................................       (376)          (684)
Cash and cash equivalents at beginning of year .............................        666          1,350
                                                                                  -------        -------
Cash and cash equivalents at end of year ...................................      $ 290          $ 666
                                                                                  =======        =======
Supplemental Cash Flow Information:
 Cash paid for interest ....................................................      $   1          $   9
 Cash paid for income taxes ................................................      $  --          $  --
 Equipment acquired with long-term debt ....................................      $  --          $  26

                            See accompanying notes.

                   SARATOGA RESOURCES, INC. AND SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


ORGANIZATION

Saratoga Resources, Inc., a Delaware corporation, (the "Company", "Saratoga" or the "Registrant") had traditionally been engaged in oil and gas exploration and development of properties located in far southwest and east Texas and in Louisiana.

During 1997 the Company entered into a purchase and sale agreement for the acquisition of certain oil and gas properties for a purchase price of $27.5 million. The Company was ultimately unsuccessful in consummating the acquisition, but was awarded a $400,000 break-up fee, which has been recorded as a reduction of general and administrative expenses during 1997.


USE OF ESTIMATES

The preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.


PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all of its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.


CASH AND CASH EQUIVALENTS

The Company considers all investments with maturities of ninety days or less when purchased to be cash equivalents.


MARKETABLE SECURITIES

All marketable securities are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. These securities are stated at estimated fair value based upon market quotes. Unrealized gains and losses, net of tax, are computed on the basis of specific identification and are included as a separate component of stockholders' equity. Realized gains, realized losses, and declines in value, judged to be other-than-temporary, are included in Other Income. The cost of securities sold is based on the specific identification method and interest earned is included in Interest Income.


INVESTMENT IN PAST DUE ACCOUNTS RECEIVABLE

On November 12, 1998, the Company's wholly owned subsidiary Saratoga Holdings I, Inc. acquired a portfolio of past due accounts receivable for approximately $10,300 and recorded it at cost. These receivables represent amounts previously due various major retail businesses arising from the sale of various consumer products. The face amount of these receivables totals $223,907. The ultimate collection of these receivables will depend on a variety of factors, many of which are outside the Company's control. Any collections will reduce the asset balance until it is $-0-, with any remaining collections recorded as revenue.


EQUIPMENT

Equipment is recorded at cost less accumulated depreciation. Depreciation of equipment is computed using the straight-line basis over the five year estimated useful life of the assets.

                   SARATOGA RESOURCES, INC. AND SUBSIDIARIES

Ordinary maintenance and repairs are charged to expense, and expenditures which extend the physical or economic life of the assets are capitalized. Gains or losses on disposition of assets are recognized in income and the related assets and accumulated depreciation accounts are adjusted accordingly.


INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.


LOSS PER SHARE

The Company follows the provisions of SFAS No. 128, Earnings Per Share. Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per share is calculated using the weighted average number of outstanding shares of common stock plus dilutive common stock equivalents. Diluted net loss per share has not been presented as the effect of the assumed exercise of warrants is antidilutive due to the Company's net loss. As such, the numerator and the denominator used in computing both basic and diluted pro forma net loss per share allocable to holders of common stock are equal.


COMPREHENSIVE LOSS

Effective January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income, which requires disclosure of total non-stockholder changes in equity in interim periods and additional disclosures of the components of non-stockholder changes in equity on an annual basis. Total comprehensive loss was as follows (in thousands):




                                                     YEARS ENDED DECEMBER 31,
                                                     ------------------------
                                                        1998         1997
                                                     ----------   ----------
Net loss .........................................     $ (324)      $ (118)
Unrealized loss on marketable securities .........        (27)          --
                                                       ------       ------
Comprehensive loss ...............................     $ (351)      $ (118)
                                                       ======       ======

SEGMENTS

In 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which establishes reporting standards for a company's operating segments in annual financial statements and the reporting of selected information about operating segments in financial statements. The adoption of SFAS No. 131 had no effect on the disclosure of segment information as the Company continues to consider its business activities as a single segment.


CONCENTRATIONS OF CREDIT RISK

The Company maintains in a single bank deposits which exceed the amount of federal deposit insurance available. Management believes the possibility of loss on these deposits is minimal.


RECLASSIFICATIONS

Certain reclassifications have been made in prior year amounts to conform to the current year's presentation.

                   SARATOGA RESOURCES, INC. AND SUBSIDIARIES

2. EQUIPMENT


Equipment consists of the following (in thousands):




                                           DECEMBER 31
                                          --------------
                                           1998     1997
                                          ------   -----
Office equipment ......................    $25      $22
Automobile ............................     31       31
                                           ---      ---
                                            56       53
Less accumulated depreciation .........     20        9
                                           ---      ---
                                           $36      $44
                                           ===      ===

3. LONG-TERM DEBT


As of December 31, 1998, long-term debt consisted of a note payable to a bank due in monthly installments of $564, including interest at 10%. The note payable is due August 27, 2002 and is collateralized by an automobile.


Future maturities of the long-term debt as of December 31, 1998 are as follows:
$5,000 in 1999; $6,000 in 2000; $6,000 in 2001; and $4,000 in 2002.


4. LEASE OBLIGATIONS


At December 31, 1998 the Company maintains an office in Austin, Texas on a month-to-month basis at a current rate of $2,175 per month. The Company also leases an office in Houston, Texas from a director of the Company on a month-to-month basis at no charge.


5. INCOME TAXES


As of December 31, 1998, the Company had federal net operating loss carryforwards of approximately $420,000. The net operating losses will expire beginning in 2012, if not utilized.


Utilization of the net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation, if applicable, may result in the expiration of net operating losses.

                   SARATOGA RESOURCES, INC. AND SUBSIDIARIES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes for the years ended December 31, 1998 and 1997 are as follows:



                                                                    1998           1997
                                                               -------------   ------------
Deferred tax liabilities:
 Depreciable assets ........................................    $     (717)     $      --
                                                                ----------      ---------
Total deferred tax liabilities .............................          (717)            --
Deferred tax assets:
 Tax carryforwards .........................................       155,414         40,000
 Accrual to cash adjustment ................................         3,700             --
                                                                ----------      ---------
Total deferred tax assets ..................................       159,114         40,000
                                                                ----------      ---------
Net deferred tax assets before valuation allowance .........       158,397         40,000
Valuation allowance for deferred tax assets ................      (158,397)       (40,000)
                                                                ==========      =========
Net deferred tax assets (liabilities) ......................    $       --      $      --
                                                                ==========      =========

The Company has established valuation allowances equal to the net deferred tax assets due to uncertainties regarding their realization. The valuation allowance increased by approximately $118,000 during the year ended December 31, 1998 due to net operating losses which were not benefited.

The reconciliation of income tax attributable to continuing operations at the U.S. federal statutory tax rates to income tax expense is:



                                                      1998           1997
                                                  ------------   ------------
Pre-tax book income ...........................        34.0%          34.0%
State taxes (net of federal benefit) ..........         3.0%            --
Permanent items and other .....................        (0.4)%           --
Application of valuation allowance ............       (36.6)%        (34.0)%
                                                      =====          =====
                                                        0.0%           0.0%
                                                      =====          =====

6. LITIGATION

From May, 1996 to May, 1997, the Company was involved in litigation with Joseph
T. Kaminski ("Kaminski"), a former executive officer and director of the Company. As previously reported by the Company in a report filed with the Securities and Exchange Commission, the most recent of which was Form 8-K (filed March 14, 1997), the Company and two of its directors, Thomas F. Cooke and Randall F. Dryer, entered into a settlement agreement and full and final release (the "settlement agreement") dated March 10, 1997 with Kaminski, in full settlement of all matters concerning the lawsuits.

Pursuant to the terms of the settlement agreement, Kaminski transferred all of his equity interest in the Company, consisting of 2,465,371 shares of common stock and 100,000 stock warrants, to the Company and forgave amounts owed him by the Company of $62,000. As a result of this settlement, the Company recorded a gain of $309,000. Kaminski also agreed to sell to the Company 8,000 shares of the Company's common stock held in trust in exchange for approximately $1,000. Both the Company and Kaminski agreed to release and discharge any and all claims or causes of action of every nature existing between the parties.

                   SARATOGA RESOURCES, INC. AND SUBSIDIARIES

Accordingly, all claims and counterclaims by and against the Company and its two directors Thomas F. Cooke and Randall F. Dryer have been dismissed, and there is no pending litigation against the Company or its directors at December 1998 or 1997.


7. STOCKHOLDERS' EQUITY


Preferred stock may be issued from time to time in one or more series. Prior to each issuance, the board of directors is authorized to determine the number of shares, relative powers, preferences, rights and qualifications, limitations or restrictions of all shares of such series. Shares of any series of preferred stock which have been acquired by the Company or which, if convertible or exchangeable, have been converted into or exchanged for shares of authorized and unissued shares of stock of another class, would have the status of authorized and unissued shares of preferred stock, subject to the conditions adopted by the board of directors of the Company.


The Company issued warrants to a former consultant to purchase 6,667 shares of common stock for an exercise price of 120% of the share price that is offered to the public in any public offering. These warrants were issued in December, 1993 and have no expiration date. The Company issued warrants to the Company's Chairman to purchase 100,000 shares of common stock for an exercise price of $1.60 per share. These warrants were issued in December, 1994 and expire in May, 1999.


8. PENDING TRANSACTIONS


On December 22, 1998 the Company entered into letters of intent with PrimeVision Health, Inc., a vertically integrated vision services company, and OptiCare Eye Health Centers, Inc., a provider of consulting, administrative and other support services to optometry eyecare centers located in Connecticut, whereby the Company would acquire Prime and OptiCare in an all-stock transaction by issuing 97.5% of the Company's common stock to the shareholders of Prime and OptiCare. However, the Company has not yet entered into a formal binding agreement for these acquisitions.


As contemplated by the PrimeVision/OptiCare merger, Saratoga-Delaware proposes to contribute substantially all of its assets to Saratoga-Texas, its wholly-owned subsidiary. Saratoga-Texas will continue its operations in the energy industry, utilizing its database for oil and gas prospect evaluation and development. Saratoga-Delaware then proposes to spin-off all of the stock to Saratoga-Texas to the current stockholders of Saratoga-Delaware on a one-for-one basis to provide Saratoga-Texas with its own separate management, control and incentive structure.


Saratoga-Delaware formed Saratoga Holdings in November 1998 as a wholly-owned subsidiary and has caused it to commence operations in the business of acquiring, reselling, managing and collecting portfolios of delinquent and defaulted accounts receivable. Saratoga-Delaware has filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933 to register the proposed spin-off of approximately 90% of the common stock of Saratoga Holdings to the stockholders of Saratoga-Delaware on a one-for-one basis. The remaining 10% will be contributed to Saratoga-Texas.

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS



                                                                               MARCH 31,        DECEMBER 31,
                                                                                 1999               1998
                                                                           ----------------   ----------------
                                                                              (UNAUDITED)
Assets
Current assets:
 Cash and cash equivalents .............................................    $   2,895,109      $   5,955,527
 Cash in escrow ........................................................        3,201,151                 --
 Accounts receivable net ...............................................        6,230,260          4,571,392
 Inventories ...........................................................        1,452,185          1,359,524
 Investment in discontinued operations .................................        5,906,018          5,582,428
 Income tax receivable .................................................          827,623          1,088,502
 Deferred tax asset, current ...........................................        1,499,595          1,499,595
 Other current assets ..................................................          200,118            179,963
                                                                            -------------      -------------
Total current assets ...................................................       19,010,908         20,236,933
Property and equipment, net ............................................        4,450,533          4,510,254
Intangible assets, net .................................................        1,247,808          1,356,069
Notes receivable from related parties, less current portion ............          170,317            175,506
Deferred tax asset, non-current ........................................          122,903            122,903
Other assets ...........................................................            4,907              4,907
Restricted cash ........................................................          150,000            150,000
                                                                            -------------      -------------
Total assets ...........................................................    $  28,358,527      $  26,556,572
                                                                            =============      =============
Liabilities and shareholders' (deficit) equity .........................
Current liabilities:
 Accounts payable and accrued expenses .................................    $   6,307,534      $   4,903,381
 Accrued salaries and related expenses .................................        3,542,883          3,404,126
 Income tax payable ....................................................               --                 --
 Deferred income tax liability, current ................................        1,620,443          1,620,443
 Current portion of long-term debt .....................................       39,393,074         39,784,074
 Current portion of capital leases .....................................           91,583             91,583
 Interest payable ......................................................        2,001,793          1,394,411
                                                                            -------------      -------------
Total current liabilities ..............................................       52,957,310         51,198,018
Capital lease obligations, less current portion ........................          178,659            202,119
Long term debt, less current portion ...................................          180,164            192,436
Deferred tax liability .................................................            2,055              2,055
Notes payable to related party .........................................          450,666            451,916
                                                                            -------------      -------------
Total liabilities ......................................................       53,768,854         52,046,544
Mandatorily redeemable preferred stock, $.01 par value, 5,000,000 shares
 authorized, 8,000 shares issued and outstanding                                9,800,000          9,200,000
 Shareholders' (deficit) equity:
 Common stock, $.01 par value, 15,000,000 shares authorized; 7,409,574
   shares issued and outstanding .......................................           74,096             74,096
 Additional paid-in capital ............................................        5,190,207          5,790,232
 Accumulated deficit ...................................................      (40,474,630)       (40,554,300)
                                                                            -------------      -------------
Total shareholders' (deficit) equity ...................................      (35,210,327)       (34,689,972)
                                                                            -------------      -------------
Total liabilities, preferred stock and shareholders' (deficit) equity ..    $  28,358,527      $  26,556,572
                                                                            =============      =============


                            See accompanying notes.

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS







                                                                      FOR THE QUARTER ENDED MARCH 31,
                                                                      -------------------------------
                                                                           1999             1998
                                                                      --------------   --------------
                                                                        (UNAUDITED)
Revenues ..........................................................    $18,095,536      $17,121,502
Cost and expenses:
 Cost of sales ....................................................     12,693,786       12,094,127
 Salaries, wages and benefits .....................................      2,620,802        2,282,462
 General and administrative expenses ..............................      1,364,406        1,328,578
 Depreciation and amortization ....................................        321,210          320,303
 Interest expense .................................................        977,872        1,155,564
                                                                       -----------      -----------
Total costs and expenses ..........................................     17,969,076       17,172,035
                                                                       -----------      -----------
Loss from continuing operations before income taxes ...............        126,460          (50,533)
Income tax (benefit) expense ......................................         46,790           (4,762)
                                                                       -----------      -----------
Income from continuing operations .................................         79,670          (45,771)
Income (loss) from discontinued operations (Note 3) ...............                         324,480
Loss from disposal of discontinued operations, net of tax .........
Net income ........................................................    $    79,670      $   278,709
                                                                       ===========      ===========
Weighted average shares outstanding ...............................      7,409,574        6,946,610
Loss per common share: ............................................
Income (loss) from continuing operations ..........................    $      0.01      $     (0.01)
                                                                       ===========      ===========
Net Income (loss) .................................................    $      0.01      $      0.04
                                                                       ===========      ===========


                            See accompanying notes

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS







                                                                       FOR THE QUARTER ENDED MARCH 31,
                                                                      ---------------------------------
                                                                            1999              1998
                                                                      ---------------   ---------------
                                                                        (UNAUDITED)
Operating activities:
 Net loss from continuing operations ..............................    $     79,669      $    (45,771)
Net income (loss) from discontinued operations ....................        (323,590)          324,480
Adjustments to reconcile net loss from continuing operations to net cash provide by (used in) operating activities: ..................
 Depreciation and amortization ....................................         321,210           320,303
 Loss on disposal of discontinued operations ......................
 Loss on sale of equipment ........................................
 Changes in operating assets and liabilities: .....................
 Accounts receivable ..............................................      (1,658,868)       (2,175,132)
 Inventories ......................................................         (92,661)          521,143
Other current assets ..............................................         240,724            (4,290)
 Other assets .....................................................
 Accounts payable and accrued expenses ............................       2,186,522          (340,637)
Cash provided by (used in) discontinued operations ................                         2,100,201
                                                                                         ------------
Net cash provided by (used in) operating activities ...............         753,006           700,297
                                                                       ------------      ------------
Investing activities:
 Purchases of equipment -- continuing operations ..................        (181,705)           (1,079)
Additions to intangible assets -- continuing operations ...........
Net cash used in investing activities .............................        (181,705)           (1,079)
Financing activities:
 Proceeds from issuance of long-term debt
 Principal payments on bank debt ..................................        (400,000)
 Principal payments on other long-term debt .......................          (7,108)           (7,363)
 Proceeds from issuance of redeemable preferred stock .............
 Payment of financing costs .......................................
 Payments on capital lease obligations ............................         (23,460)          (26,552)
                                                                       ------------      ------------
Net cash provided by financing activities .........................        (430,568)          (33,915)
                                                                       ------------      ------------
Increase (decrease) in cash and cash equivalents ..................         140,733           665,303
Cash and cash equivalents at beginning of year ....................       6,105,527         2,628,142
                                                                       ------------      ------------
Cash and cash equivalents at end of year ..........................    $  6,246,260      $  3,293,445
                                                                       ============      ============



                            See accompanying notes.

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1. BASIS OF PRESENTATION



     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month periods ended March 31, 1999 and 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. For further information, refer to the December 31, 1998 consolidated financial statements and footnotes thereto included herein.



2. CASH IN ESCROW


     As of March 31, 1999, Drs. Barker and Harrold, shareholders of the company and executive officers and shareholders of OECC, had filed a legal action against the Company that charged the existing administrative services agreement between OECC and the Company had been breached. In conjunction with the legal action outsanding as of March 31, 1999, the court held $3,201,151 of Company cash pending settlement or resolution of the legal action. On April 9, 1999, a settlement agreement was signed between the parties providing for payment to the Drs. Barker and Harrold of $2.5 million in cash, a shareholding position of 32% of the Company by Drs. Barder and Harrold before the closing of the merger with OptiCare and a new administrative services agreement between the Company and OECC.

                        REPORT OF INDEPENDENT AUDITORS




The Board of Directors and Shareholders
Prime Vision Health, Inc. and Subsidiaries


     We have audited the accompanying consolidated balance sheets of Prime Vision Health, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prime Vision Health, Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


     The accompanying financial statements have been prepared assuming that Prime Vision Health, Inc. will continue as a going concern. As more fully described in Note 2, the Company has incurred recurring operating losses and has a working capital deficiency. In addition, the Company has not complied with certain covenants of its loan agreement with a bank. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.



                                                           /s/ ERNST & YOUNG LLP
May 7, 1999
Raleigh, NC

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS





                                                                                      DECEMBER 31,
                                                                           ----------------------------------
                                                                                 1998               1997
                                                                           ----------------   ---------------
ASSETS
Current assets:
 Cash and cash equivalents .............................................    $   5,955,527      $  2,478,142
 Accounts receivable, less allowance of $441,476 in 1998 and
   $334,085 in 1997.....................................................        4,571,392         4,091,446
 Inventories ...........................................................        1,359,524         2,272,073
 Net current assets of discontinued operations .........................        5,582,428         8,472,637
 Income tax receivable .................................................        1,088,502                --
 Deferred tax asset, current ...........................................        1,499,595           545,274
 Other current assets ..................................................          179,965           414,202
                                                                            -------------      ------------
  Total current assets .................................................       20,236,933        18,273,774
Property and equipment, net ............................................        4,510,254         4,825,044
Intangible assets, net .................................................        1,356,069         1,630,770
Net long-term assets of discontinued operations ........................               --        61,000,290
Notes receivable from related parties, less current portion ............          175,506           159,027
Deferred tax asset, non-current ........................................          122,903           344,722
Other assets ...........................................................            4,907            13,169
Restricted cash ........................................................          150,000           150,000
                                                                            -------------      ------------
TOTAL ASSETS ...........................................................    $  26,556,572      $ 86,396,796
                                                                            =============      ============
LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities:
 Accounts payable and accrued expenses .................................    $   4,903,381      $  3,431,732
 Accrued salaries and related expenses .................................        3,404,126         3,381,086
 Income tax payable ....................................................               --           280,817
 Deferred income tax liability, current ................................        1,620,443           581,198
 Current portion of long-term debt .....................................       39,784,074            30,628
 Current portion of capital lease obligations ..........................           91,583            85,708
 Interest payable ......................................................        1,394,411           497,706
                                                                            -------------      ------------
  Total current liabilities ............................................       51,198,018         8,288,875
Capital lease obligations, less current portion ........................          202,119           128,238
Long-term debt, less current portion ...................................          192,436        45,928,118
Deferred tax liability .................................................            2,055        27,142,344
Notes payable to related party .........................................          451,916           363,431
                                                                            -------------      ------------
TOTAL LIABILITIES ......................................................       52,046,544        81,851,006
Mandatorily redeemable preferred stock, $.01 par value, 5,000,000
 shares authorized, 8,000 shares issued and outstanding ................        9,200,000                --
Shareholders' (deficit) equity:
 Common stock, $.01 par value, 15,000,000 and 80,000,000 shares authorized; 7,409,574 and 6,916,270 shares issued and
   outstanding .........................................................           74,096            69,163
 Additional paid-in capital ............................................        5,790,232         5,647,527
 Accumulated deficit ...................................................      (40,554,300)       (1,170,900)
                                                                            -------------      ------------
Total shareholders' (deficit) equity ...................................      (34,689,972)        4,545,790
                                                                            -------------      ------------
Total liabilities, preferred stock and shareholders' (deficit) equity ..    $  26,556,572      $ 86,396,796
                                                                            =============      ============


                            See accompanying notes.

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS




                                                                          YEAR ENDED DECEMBER 31,
                                                             --------------------------------------------------
                                                                   1998             1997             1996
                                                             ---------------- ---------------- ----------------
REVENUES ...................................................   $ 64,612,298   $58,346,038      $52,156,761
COST AND EXPENSES:
 Cost of sales .............................................     46,231,126    42,003,409       37,418,325
 Salaries, wages and benefits ..............................      9,275,371     9,129,948        7,769,806
 General and administrative expenses .......................      5,995,563     5,195,798        5,492,744
 Depreciation and amortization .............................      1,417,296     1,220,085        1,331,254
 Interest expense ..........................................      4,498,081     3,856,261        1,039,126
                                                               ------------   -----------      -----------
  Total costs and expenses .................................     67,417,437    61,405,501       53,051,255
                                                               ------------   -----------      -----------
Loss from continuing operations before minority interest
 and income taxes ..........................................     (2,805,139)   (3,059,463)        (894,494)
Minority interest ..........................................             --         9,166           76,796
                                                               ------------   -----------      -----------
Loss from continuing operations before income taxes ........     (2,805,139)   (3,068,629)        (971,290)
Income tax (benefit) expense ...............................        433,516    (1,034,995)        (204,577)
                                                               ------------   -----------      -----------
Loss from continuing operations ............................     (3,238,655)   (2,033,634)        (766,713)
Discontinued operations:
 Income (loss) from discontinued operations (Note 3) .......   (11,287,396)       628,373       (1,437,464)
 Loss from disposal of discontinued operations, net
   of tax ..................................................   (23,564,016)            --               --
                                                               ------------   -----------      -----------
 Net loss .................................................. $(38,090,067)    $(1,405,261)     $(2,204,177)
                                                             ==============   ===========      ===========
Loss per common share (basic and diluted):
Loss from continuing operations ............................ $      (0.80)    $     (0.34)     $     (0.35)
 Net loss .................................................. $      (5.64)    $     (0.24)     $     (1.00)
Weighted average shares outstanding ........................      7,190,762     5,914,374        2,209,839

                            See accompanying notes.

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY




                                                                                RETAINED
                                                               ADDITIONAL       EARNINGS
                                     PREFERRED     COMMON       PAID-IN       (ACCUMULATED      DEFERRED
                                       STOCK       STOCK        CAPITAL         DEFICIT)      COMPENSATION        TOTAL
                                    ----------- ----------- --------------- ---------------- -------------- -----------------
Balance at December 31, 1995 ......  $      --   $  8,647    $    183,744    $   2,438,538     $ (104,778)    $   2,526,151
 Issuance of 45,511 shares of
   common stock ...................                   455                                                               455
 Issuance of 3,966,771 shares
   of preferred stock in
   exchange for 910,221 shares
   of common stock in
   connection with the merger
   with PrimeVision Group .........  $  39,668     (9,102)        (30,566)
 Issuance of stock warrant ........                               124,562                                           124,562
 Issuance of 3,166,465 shares
   of common stock ................                31,665       4,099,803                                         4,131,468
 Amortization of deferred
   compensation ...................                                                               104,778           104,778
 Net loss for 1996 ................                                             (2,204,177)                      (2,204,177)
                                                                             -------------                    -------------
Balance at December 31, 1996 ......     39,668     31,665       4,377,543          234,361             --         4,683,237
 Issuance of 1,600,000 shares
   of common stock in
   exchange for 3,966,771
   shares of preferred stock ......    (39,668)    16,000         (26,332)                                          (50,000)
 Purchase of minority interest.....                    17           1,596                                             1,613
 Issuance of stock warrant ........                               115,093                                           115,093
 Administrative Services
   Agreement renegotiation ........                              (969,425)                                         (969,425)
 Issuance of 2,148,143 shares
   of common stock ................                21,481       2,149,052                                         2,170,533
 Net loss for 1997 ................                                             (1,405,261)                      (1,405,261)
                                                                             -------------                    -------------
Balance at December 31, 1997 ......         --     69,163       5,647,527       (1,170,900)            --         4,545,790
 Issuance of stock warrant in
   connection with the
   issuance of redeemable
   preferred stock ................                             1,293,333                                         1,293,333
 Accretion of preferred stock .....                                             (1,293,333)                      (1,293,333)
 Preferred stock dividends ........                            (1,200,000)                                       (1,200,000)
 Issuance of 493,304 shares of
   common stock ...................                 4,933          49,372                                            54,305
 Net loss for 1998 ................                                            (38,090,067)                     (38,090,067)
                                                                             -------------                    -------------
Balance at December 31, 1998 ......  $      --   $ 74,096    $  5,790,232    $ (40,554,300)    $       --     $ (34,689,972)
                                     =========   ========    ============    =============     ==========     =============

                            See accompanying notes.

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS





                                                                                YEAR ENDED DECEMBER 31,
                                                                -------------------------------------------------------
                                                                       1998               1997               1996
                                                                -----------------   ----------------   ----------------
OPERATING ACTIVITIES:
 Net loss ...................................................     $ (38,090,067)     $  (1,405,261)     $  (2,204,177)
 Less: net income (loss) from discontinued
   operations ...............................................       (34,851,421)           628,373         (1,437,464)
                                                                  -------------      -------------      -------------
 Net loss from continuing operations ........................        (3,238,655)        (2,033,634)          (766,713)
 Adjustments to reconcile net loss from continuing
   operations to net cash provided by (used in)
   operating activities:
   Depreciation .............................................         1,133,322          1,035,661          1,177,848
   Amortization .............................................           283,974            184,424            153,406
   Loss on sale of equipment ................................                --                 --             14,478
   Changes in operating assets and liabilities:
    Accounts receivable .....................................          (479,946)          (349,735)        (1,888,564)
    Inventories .............................................           912,549            611,388           (271,780)
    Other current assets ....................................        (1,808,584)          (645,341)           135,569
    Other assets ............................................           230,081            (49,179)           766,387
    Accounts payable and accrued expenses ...................         3,276,131          4,357,026          1,363,784
   Cash provided by (used in) discontinued
    operations ..............................................         1,898,798        (26,589,035)       (10,921,562)
                                                                  -------------      -------------      -------------
Net cash provided by (used in) operating activities .........         2,207,670        (23,478,425)       (10,237,147)
                                                                  -------------      -------------      -------------
INVESTING ACTIVITIES:
 Purchases of equipment -- continuing operations ............          (599,462)        (1,851,237)          (375,244)
 Additions to intangible assets -- continuing
   operations ...............................................            (9,273)                --           (708,476)
                                                                  -------------      -------------      -------------
  Net cash used in investing activities .....................          (608,735)        (1,851,237)        (1,083,720)
FINANCING ACTIVITIES:
 Proceeds from issuance of long-term debt ...................            17,764         28,809,392         10,974,626
 Principal payments on long-term debt .......................        (6,000,000)                --                 --
 Proceeds from issuance of redeemable preferred
   stock ....................................................         8,000,000                 --                 --
 Payment of financing costs .................................                --           (300,000)          (460,098)
 Payments on capital lease obligations ......................          (139,314)           (95,153)           (73,259)
                                                                  -------------      -------------      -------------
Net cash provided by financing activities ...................         1,878,450         28,414,239         10,441,269
                                                                  -------------      -------------      -------------
Increase (decrease) in cash and cash equivalents ............         3,477,385          3,084,577           (879,598)
Cash and cash equivalents at beginning of year ..............         2,478,142           (606,435)           273,163
                                                                  -------------      -------------      -------------
Cash and cash equivalents at end of year ....................     $   5,955,527      $   2,478,142      $    (606,435)
                                                                  =============      =============      =============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest ......................     $   3,986,581      $   3,842,730      $     686,757
Cash paid during the year for income taxes ..................     $   2,154,823      $      83,750      $      44,332


                            See accompanying notes.

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. BUSINESS AND ORGANIZATION

Prime Vision Health ("PVH" or the "Company") is a vertically integrated, vision services company incorporated in Delaware and headquartered in North Carolina. PVH, within its eye care services business segment is involved in three vision-related lines of business: (1) managed vision care, (2) buying group and distribution and (3) optometric practice management and retail optical. In December 1998, the Board of Directors approved the reorganization and disposal of the Company ophthalmology practice management segment and related administrative support functions (the "ophthalmology segment"). Accordingly, the ophthalmology division is presented as a discontinued operation for financial reporting purposes.

PVH is a result of a merger between Consolidated Eye Care (CEC) and Prime Vision Group (PVG) which occurred on July 3, 1996 whereby CEC exchanged all of its outstanding voting common stock for 3,966,771 shares of voting preferred stock of PVG. Since the former CEC shareholders retained the majority of the voting rights in the combined company, CEC was treated as the acquirer in the business combination. These shareholders, acting collectively as a group of the former companies CEC and PVG, have the independent right to dissolve the Company as defined in the corporate by-laws. The stated period of time for a dissolution to occur commences in January 2001 and ends 60 days later. This right of dissolution terminates if the Company completes an initial public offering or is acquired.


The Company operated in two business segments: (1) eye care services, which includes managed vision care, buying group and distribution and optometric practice support including retail optical and (2) ophthalmology physician practice management (ppm) and related administrative support. As discussed in
Note 3, the Board of Directors decided to reorganize and dispose of the ophthalmology business segment. Segment disclosures relating to the operations of the ophthalmology physician practice management business segment are included in the accompanying financial statements as discontinued operations. Continuing operations of the Company pertain to the eye care services business segment.

Within the eyecare services segment, the Company provides consulting, administrative and other support services to optometry eye care centers in North Carolina. All of the optometry centers are owned by shareholders of the Company who were formerly shareholders of CEC. The administrative services for these optometry centers are provided under a 30 year contract which provides a management fee to the Company.

Within the eyecare services segment, the Company operates managed vision care business conducted primarily through its two wholly owned subsidiaries which are licensed as single service Health Maintenance Organizations (HMOs) in North Carolina and Texas.

In addition, as part of its eyecare services segment, the Company operates a buying group and distribution business with approximately 4,000 individual ophthalmology and optometry practices as customers throughout the United States.



2. MERGER AND RESTRUCTURING


For the year ended December 31, 1998, the Company had a net loss of approximately $38.1 million. The Company is highly leveraged and is not in compliance with its bank debt covenants. Accordingly, all bank debt has been classified in current liabilities. Management has determined that the ophthalmology segment is the main contributing factor to the Company's liquidity problems due to lower than anticipated cash flows from the ophthalmology service agreements as evidenced by the historical operating losses experienced by the ophthalmology segment. The Company's headquarters in Raleigh, North Carolina exists primarily to support the ophthalmology segment and such headquarter expenses were higher than justified by operating earnings of the ophthalmology segment.


On December 15, 1998, in recognition of the significant losses and the fact that the physician's practice management business model as operated by the Company has been largely unsuccessful, the Company

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

determined that the business should be disposed of and that a combination should be sought with a related business with a stronger infrastructure. Subsequent to such decision by the Board, the Merger described in Note 14 was approved. The Merger and the disposal of the ophthalmology segment should enable the Company to repay a substantial portion of its bank debt, resulting in an amendment to such debt to provide financing to the merged entity. The merger agreement and transition agreements covering the reorganization of the ophthalmology segment expire on September 30, 1999 if the merger has not been completed by that date.


3. DISCONTINUED OPERATIONS

On December 15, 1998, the Board of Directors decided to reorganize and dispose of its ophthalmology segment. Such disposal is currently in process and is expected to be completed by September 30, 1999.


The disposal is currently being accomplished primarily through cancellation of the administrative services agreements and the repurchase of practice assets by the physicians.


The Company's ophthalmology division consisted of 46 managed ophthalmology practices acquired since 1996 and located throughout the United States. When acquired, the professional corporation associated with the practice entered into a 30 or 40 year Administrative Services Agreement ("ASA") whereby PVH provided consulting, administrative and other support services in return for a management fee. The management service fee is comprised of a monthly fixed fee, plus a stated percentage of the net income of the practice. This segment has performed poorly and accordingly management has decided to reorganize and dispose of its ophthalmology segment. The Company anticipates that a new agreement will be entered into with many of these practices following the reorganization and disposal to provide the services of the Company's other three divisions. Based upon agreements currently in place or verbally agreed, the probable loss on the disposal of this segment is estimated to be approximately $23 million. The investment in discontinued operations on the balance sheet is shown net of this estimated loss. The ophthalmology segment has been presented as a discontinued operation.

Summarized information on the discontinued ophthalmology segment follows:




                                                                           1998              1997              1996
                                                                     ----------------   --------------   ----------------
Net revenues .....................................................    $  69,441,745      $54,554,570       $ 10,559,787
(Loss) income from discontinued operations before taxes ..........      (17,884,428)       1,041,178         (2,446,971)
Income tax (benefit) expense .....................................       (6,597,032)         412,805         (1,009,507)
                                                                      -------------      -----------       ------------
Income (loss) from discontinued operations .......................      (11,287,396)         628,373         (1,437,464)
(Loss) on disposal of discontinued operations ....................      (23,564,016)              --                 --
                                                                      -------------      -----------       ------------
Total income (loss) from discontinued operations .................    $ (34,851,412)     $   628,373       $ (1,437,464)
                                                                      =============      ===========       ============
Loss (income) per share from discontinued operations .............    $       (4.84)     $      0.10       $      (0.65)
                                                                      =============      ===========       ============

4. SIGNIFICANT ACCOUNTING POLICIES


PRINCIPLES OF CONSOLIDATION


The consolidated financial statements include PVH and all of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in preparing the consolidated financial statements. In September 1997, the Company acquired the remaining 49% ownership interest in ExPec, Inc., thus eliminating the minority interest position held by the former owners.



CASH AND CASH EQUIVALENTS

The Company considers highly liquid, short-term investments with a maturity of three months or less when purchased to be cash equivalents.

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

INVENTORIES

Inventories consist primarily of eye care products and are stated at the lower of cost (using the average cost method) or market.


PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 10 years.


STOCK BASED COMPENSATION


The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which requires companies to (i) recognize as expense the fair value of all stock-based awards on the date of grant, or (ii) continue to apply the provisions of APB 25 and provide pro forma net income disclosures for employee stock option grants as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB 25 and provide the pro forma disclosure provisions of SFAS 123 (see Note 12). The Company has not granted options to non-employees, and therefore no stock based compensation has been recorded under SFAS 123.



ADVERTISING COSTS

The Company expenses advertising costs as incurred. Total advertising expense was approximately $501,975, $686,704 and $784,830 for 1998, 1997 and 1996,
respectively.


USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


IMPAIRMENT OF LONG-LIVED ASSETS


The Company follows SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The company reviews the carrying value of the intangible assets to determine if facts and circumstances exist which would suggest that the intangible assets may be impaired or that the amortization period needs to be modified. If indicators are present which may indicate impairment is probable, PVH prepares a projection of the undiscounted cash flows of the associated operations to determine whether the intangible assets are recoverable based on these undiscounted cash flows. If impairment is probable, an adjustment is made to reduce the carrying amount of the intangible assets to their fair value. Fair value is determined using available market and industry information including revenue, earnings and multiples, discounted cash flow analyses and comparable public market valuations.



INSURANCE OPERATIONS

The Company's managed vision care business is conducted primarily through two wholly-owned subsidiaries which are licensed single service HMOs in the states of North Carolina and Texas. Each is subject to regulation and supervision by regulatory authorities of the state in which it operates. The regulatory bodies have broad administrative powers relating to standards of solvency, minimum capital and surplus requirements, maintenance of required reserves, payments of dividends, statutory accounting and reporting practices, and other financial and operational matters. Each state insurance department

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

requires that stipulated amounts of paid-in-capital and surplus be maintained at all times. Dividends generally are limited to the lesser of 10% of statutory-basis capital and surplus or net income of the preceding year excluding realized capital gains. At December 31, 1998, the amount of restricted stockholders' equity is $275,000.

Under agreements with the North Carolina and Texas Departments of Insurance, the Company is required to pledge investments on behalf of the respective regulatory bodies. The investments pledged amount to $25,000 and $125,000 in North Carolina and Texas, respectively.

Reserves for estimated insurance losses, included in accounts payable and accrued expenses, are determined on a case basis for reported claims, and on estimates based on company experience for loss adjustment expenses and incurred but not reported claims. These liabilities give effect to trends in claims severity and other factors which may vary as the losses are ultimately settled. The Company's management believes that the estimates of the reserves for losses and loss adjustment expenses are reasonable; however, there is considerable variability inherent in the reserve estimates. These estimates are continually reviewed and, as adjustments to these liabilities become necessary, such adjustments are reflected in current operations of the period of the adjustment.


CONCENTRATION OF CREDIT RISK

The Company's principal financial instrument subject to potential concentration of credit risk is accounts receivable which are unsecured. The Company provides an allowance for doubtful accounts equal to estimated losses expected to be incurred in the collection of accounts receivable.


NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") which is required to be adopted in years beginning after June 15, 1999. Because of the Company's minimal use of derivatives, management does not anticipate the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.


RECLASSIFICATIONS


Certain 1997 and 1996 financial statement amounts have been reclassified to conform current classifications. These reclassifications had no effect on net loss or shareholders' equity as previously reported.


MANAGED VISION CARE REVENUE RECOGNITION

The Company provides vision care services, through its managed vision care business, as a preferred provider to HMOs, PPOs, third party administrators, insurance indemnity programs and large employer groups. The contractual arrangements with these entities operate under capitated programs, exclusive and non-exclusive fee-for-services, preferred provider arrangements and other exclusive arrangements. Capitation payments are accrued when they are due under the related contracts. Incurred but not reported by patient costs are estimated and accrued based upon historical experience.


BUYING GROUP AND DISTRIBUTION REVENUE RECOGNITION

The Company's buying group and distribution business sells ophthalmic products and equipment to 4,000 independent doctor practitioners. The buying group utilizes a bill-to-ship arrangement with its customers and acts as an intermediary between the doctor and the product manufacturer. The distribution center buys eye care products in bulk from manufacturers and resells the product to individual doctors. Revenue is recognized when the product manufacturer ships the product to the individual doctor customers.

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


OPTOMETRIC PRACTICE MANAGEMENT AND RETAIL OPTICAL REVENUE RECOGNITION


A significant portion of the optometric eye care centers' medical service revenues are reimbursements received from Medicare, other governmental programs and insurance companies. These payors reimburse providers based on pre-set fee schedules. In the ordinary course of business, providers receiving reimbursement from Medicare and other governmental programs are subject to review by regulatory agencies concerning the accuracy of billings and sufficiency of supporting documentation. Revenues are recognized in the period the services are rendered and recorded at the net recoverable amount. Revenue and gross accounts receivable are recorded net of any estimated contractual disallowances dictated by patients' insurers. Such disallowances are generally immaterial in the optometry practices. All revenues and sales of the optometric practices are recorded and consolidated by the Company net of doctor compensation. All non-physician related costs of providing the optometric services and products are consolidated and expensed by the Company



6. PROPERTY AND EQUIPMENT


Property and equipment consist of the following as of December 31:




                                                                   1998              1997
                                                             ---------------   ---------------
 Leasehold improvements ..................................    $  2,085,337      $  2,171,460
 Furniture and equipment .................................       7,395,830         6,899,513
 Computer hardware and software ..........................       1,089,835         1,021,247
                                                              ------------      ------------
                                                                10,571,002        10,092,220
 Less accumulated depreciation and amortization ..........      (6,060,748)       (5,267,176)
                                                              ------------      ------------
                                                              $  4,510,254      $  4,825,044
                                                              ============      ============

7. INTANGIBLE ASSETS


Intangible assets consist of the following as of December 31:




                                                                              1998            1997
                                                                         -------------   -------------
 Optometric administrative services agreements and goodwill ..........    $1,405,665      $1,405,665
 Capitalized organization and financing costs ........................       664,615         644,687
 Other ...............................................................        30,661          41,416
                                                                          ----------      ----------
                                                                           2,100,941       2,091,768
 Accumulated amortization ............................................      (744,872)       (460,998)
                                                                          ----------      ----------
 Intangible assets, net ..............................................    $1,356,069      $1,630,770
                                                                          ==========      ==========

The intangible assets relate primarily to the acquisition of the assets of optometry practices, related administrative services agreements and costs involved in arranging and obtaining long-term financing. Amortization of the administrative service agreements and goodwill is provided on a straight-line basis over a twenty-five year period. Other intangible assets are amortized over their useful lives ranging from five to ten years. Amortization expense related to these intangible assets was $283,874, $184,424 and $153,406 during 1998, 1997 and 1996, respectively.

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8. CREDIT AGREEMENTS

Long-term debt consists of the following:





                                                                                        1998            1997
                                                                                  --------------- ---------------
 Term note payable to bank in 19 quarterly principal amounts of
   $1,200,000 from April, 1999 through July 1, 2001, then increasing to
   $2,000,000 or until the obligation is paid in full, through January 1,
   2004, with interest payable in quarterly installments at prime plus
   1 3/4%, collateralized by substantially all assets of the Company . ..........  $ 31,820,910    $ 31,784,910
 Revolving credit note to bank, due May 1, 2002, interest payable quarterly at prime plus 1 3/4%, collateralized by substantially all assets of the Company (net of unamortized discount of $62,228 at
   December 31, 1997). ..........................................................     7,929,940      13,948,176
 Promissory notes payable due at various dates between 2001 and 2005.
   Interest is payable annually at a rate of 8.25% and the notes are
   secured by personal guarantees of the shareholders. ..........................       225,660         225,660
                                                                                   ------------    ------------
                                                                                     39,976,510      45,958,746
 Less current portion ...........................................................    39,784,074          30,628
                                                                                   ------------    ------------
                                                                                   $    192,436    $ 45,928,118
                                                                                   ============    ============


On July 3, 1996, the Company entered into a loan and security agreement with a bank. The agreement, as amended on November 25, 1996 and May 30, 1997, made available to the Company a revolving credit facility permitting advances of up to $18 million at any one time and term loans in the aggregate principal amount of $32 million. The terms of this agreement include restrictive covenants which, among other things, require the Company to maintain specific levels of net worth, not to exceed maximum leverage and fixed charge coverage ratios, and not to exceed specified cash flow parameters.

The outstanding borrowings under the revolving loan facility and the term loan facility are individually and collectively limited to specific available borrowing base amounts, as defined in the agreement. The interest rate of these loans can be changed, at the Company's option, from prime plus 1 3/4% to a Quoted Rate, as defined, plus 3 3/4%. During 1998, the company's average borrowing rate was 9.95%.

As of December 31, 1998 and currently, the Company is in default of certain restrictive covenants of the term note payable to bank and the revolving credit note to bank, as amended. Accordingly, all of the debt has been reclassified to short-term.

Pursuant to the term note payable and the revolving credit agreement and amendments, the Company issued the Series A, Series B, Series C and Series D preferred shareholders warrants entitling the holders the right to purchase 57,506, 57,505, 92,020 and 13,250 shares of common stock, respectively, at a warrant price of $.01 per share. The estimated fair value of the warrants was recorded as debt discount with a corresponding credit to additional paid-in capital. The fair value was determined by using the minimum value model with the following assumptions: risk free interest rate of 5.5%, no dividend yield and an expected life of five years. The amortization of the debt discount has increased the stated interest rate to an effective rate of approximately 10.67% per annum and is being amortized to interest expense using the interest method over the terms of the related notes. The Series A, B and C warrants are exercisable upon issuance and expire on November 25, 2006, January 7, 2007, April 9, 2007 and June 26, 2008 respectively. As of December 31, 1998, the warrants had not been exercised.


The promissory notes represent debt issued to certain sellers of optometric assets in connection with acquisition activities. The acquisition terms include an earn-out component tied to a percentage of certain future sales of optometric products. The earn-out component guarantees additional consideration to the seller if future sales of optometric products exceed a sales threshold. Such earn-out components expire

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


with the end of the term of the related promissory notes between 2001 and 2005. During 1998 and 1997, no additional consideration was required to be paid or accrued in connection with the earn-out component. Management does not expect payment, if any, of the earn-outs to result in a material adverse affect on the results of financial position of the Company.



The following represents maturities of long-term debt by year and in the aggregate:



  1999 .........................  $39,784,074
  2000 .........................       36,041
  2001 .........................       27,097
  2002 .........................       29,333
  2003 .........................       31,753
  Thereafter ...................       68,212
                                  -----------
                                  $39,976,510
                                  ===========

At December 31, 1998 and 1997, the Company was a guarantor of debt of related parties in the amount of $298,530 and $327,005, respectively.


At December 31, 1998 and 1997, the Company had standby letters of credit outstanding in the amount of $600,000 and $608,000, respectively.


The Company has concluded that it is not practicable to estimate the fair value of its bank debt. Because of the Company's financial position as outlined in
Note 2, it is highly unlikely that similar debt could be obtained currently. Therefore, while the fair value of the debt can be assumed to be lower than its carrying amount, it is not practicable to estimate the fair value.


9. LEASES


The Company leases certain furniture, machinery and equipment under capital lease agreements that expire through 2003. The Company primarily leases its facilities under cancelable and noncancelable operating leases expiring in various years through 2011. Several facility leases have annual rental terms comprised of base rent at the inception of the lease adjusted annually by a contingent amount based, in part, upon the increase in the consumer price index. Also, certain facility leases contain provisions which provide for additional contingent rents based on a stated percentage of sales. Rent expense charged to operations during the years ended December 31, 1998, 1997 and 1996 was $2,302,269, $2,193,038 and $1,907,746 of which $132,132, $109,355 and
$159,295, respectively, represent contingent rent expense.


Property and equipment includes the following amounts for capital leases at December 31:




                                                       1998             1997
                                                 ---------------   -------------
 Furniture, machinery and equipment ..........    $  1,356,412      $1,211,116
 Less accumulated amortization ...............      (1,057,007)       (980,937)
                                                  ------------      ----------
                                                  $    299,405      $  230,179
                                                  ============      ==========

Capital lease obligations of $219,070 and $614,056 were incurred for acquisition of new equipment in 1998 and 1997, respectively. Amortization of capital leases is included in depreciation and amortization expense.

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Future minimum lease payments, by year and in the aggregate, under capital leases and operating leases with remaining terms of one year or more consisted of the following at December 31, 1998:




                                             CAPITAL       OPERATING
                                              LEASES         LEASES
                                           -----------   -------------
 1999 ..................................    $ 139,504     $1,524,414
 2000 ..................................      102,668      1,362,108
 2001 ..................................       47,557      1,103,340
 2002 ..................................       43,031        696,887
 2003 ..................................       19,102        681,828
 2004 and thereafter ...................            0      1,976,286
                                            ---------     ----------
 Total minimum lease payments ..........      351,862     $7,344,863
                                                          ==========
 Amounts representing interest .........      (58,160)
                                            ---------
                                            $ 293,702
                                            =========

10. 401(K) SAVINGS PLAN

The Company has a 401(k) Plan and Trust covering substantially all employees who meet certain age and employment criteria. Contributions are made on a discretionary basis as authorized by the Board of Directors. Employer contributions for the years ended December 31, 1998, 1997 and 1996 were $576,770, $531,666 and $198,310 respectively. Plan administrative expenses paid by the Company for the years ended December 31, 1998, 1997 and 1996 were $52,829, $35,069 and $8,846, respectively.


11. RELATED PARTY TRANSACTIONS

The Company incurred rent expense and other fees of approximately $122,889, $120,064 and $114,995 in 1998, 1997 and 1996, respectively, which was paid to certain employee doctors for the use of equipment.

The Company incurred rent expense of approximately $450,074, $347,413 and $831,000 in 1998, 1997 and 1996, respectively, which was paid to entities under common ownership, primarily for the lease of facilities.

The Company has various notes receivable from related parties with interest rates ranging from prime plus 1% to 9%, maturing from 1999 through 2006. The total balance due under these notes receivable was $214,638 and $180,597 at December 31, 1998 and 1997, respectively, of which $39,132 and $21,570 has been reflected as a current asset.

The Company has a note payable to a related party with an interest rate of 6% maturing in 2024. The total balance due, including accrued interest, on this note payable was $451,916 and $363,431 at December 31, 1998 and 1997, respectively.


12. SHAREHOLDERS' EQUITY


MANDATORILY REDEEMABLE PREFERRED STOCK

In June of 1998, the Company issued 8,000 shares of redeemable, 8% cumulative preferred stock, together with a stock purchase warrant enabling the holder to purchase 1,333,333 shares of the Company's common stock, for $8.0 million. Under the terms of the agreement, the preferred stockholders are entitled to receive a guaranteed annual rate of return of 30% over the first four years of the agreement. Accordingly, the company has recorded accrued dividends of $1,200,000 or $150 per share as of December 31, 1998. No dividends have been paid. The number of shares purchasable and the initial exercise price of the stock purchase warrant of $6.50 per share are subject to adjustment in order for the preferred stockholder to

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

achieve the guaranteed rate of return. The preferred stock agreement also contains restrictive financial covenants which the company has violated as of December 31, 1998. As a result of the violations, the preferred stockholder has the right to redeem the preferred stock as of December 31, 1998.

The holder of the mandatorily redeemable preferred stock has full voting rights and powers and is entitled to one vote for each share held.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holder of the mandatorily redeemable preferred stock is entitled to receive payment out of assets of the Company in an amount equal to $1,000 per share, plus any accumulated and unpaid dividends. If the assets of the Company available for distribution are insufficient to make the payment required in full, such assets shall be distributed pro-rata among the holders of the mandatorily redeemable preferred stock based on the aggregate liquidation preferences of the shares held by each holder. If the assets of the Company available for distribution to the holders of the mandatorily redeemable preferred stock exceed the distribution required, such excess assets shall be distributed pro-rata to the holders of common stock.

The estimated fair value of the stock purchase warrant was $1,293,333 at the date of issuance in June 1998. This value was determined using the Black-Scholes pricing model with the following assumptions: risk free interest rate of 4.67%, no dividend yield, volatility factor of .7604 and an expected life of five years. Initially, this value was recorded as a discount to the redeemable preferred stock balance with a corresponding credit to additional paid-in capital. This discount was to be amortized through charges to retained earnings over the initial redemption period of the preferred stock, seven years. However, in light of the Company's violation of financial covenants in the preferred stock agreement and the corresponding acceleration of the redemption period, the remaining unamortized balance of the warrant discount was fully amortized at December 31, 1998. The warrant expires in June 2005.


STOCK AWARDS

During 1995, the Company granted 44,133 shares of restricted common stock to certain key employees. Upon issuance, deferred compensation equivalent to the market value at the date of grant was charged to shareholders' equity and amortized as compensation expense over the period which the restrictions lapse. In connection with the merger with PVG on June 3, 1996, the restrictions on the common stock lapsed when they were exchanged for preferred stock, therefore the remaining balance of the deferred compensation was recognized as compensation expense in 1996.


STOCK OPTION PLAN

A summary of the Company's stock option plan activity follows:




                                      NUMBER OF SHARES                 OPTION PRICE PER SHARE
                               -------------------------------   ----------------------------------
                                AVAILABLE FOR       OPTIONS
                                    GRANT         OUTSTANDING          RANGE             TOTAL
                               ---------------   -------------   ----------------   ---------------
 January 1, 1996
   Reserved ................      1,700,000
 Granted ...................       (218,000)         218,000     $1.50 - $ 5.00      $    583,400
                                  ---------          -------     ----------------    ------------
 December 31, 1996 .........      1,482,000          218,000     $1.50 - $ 5.00           583,400
 Granted ...................       (551,000)         551,000     $2.00 - $20.00         9,530,000
 Canceled ..................          1,500           (1,500)                             (22,500)
                                  ---------          -------     ----------------    ------------
 December 31, 1997 .........        932,500          767,500     $1.50 - $20.00        10,090,900
 Granted ...................         (9,500)           9,500     $2.00 - $20.00            70,000
 Canceled ..................        124,145         (124,145)                          (2,183,175)
                                  ---------         --------     ----------------    ------------
 December 31, 1998 .........      1,047,145          652,855     $1.50 - $20.00      $  7,977,725
                                  ---------         --------     ----------------    ------------

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company's executive stock plan, approved by the Board of Directors in 1996, provides for the granting of nonqualified incentive stock options. Grant prices are determined by the Board of Directors. Options may be exercised for 10 years after grant and become exercisable on the date of grant. In 1996, the Company issued 218,000 options that became 100% vested and exercisable at the date of grant. In 1997, the Company issued 551,000 options that vest ratably over 3 years and are exercisable after certain vesting criteria is met. The number of options exercisable at December 31, 1998, 1997 and 1996 were 363,488, 218,000 and 218,000, respectively. The weighted average exercisable price of outstanding options at December 31, 1998 is $12.22.


Pro forma information regarding net loss and loss per share is required by SFAS 123, and has been determined as if the Company accounted for its employee stock options granted subsequent to December 31, 1995, under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1998 and 1997:




                                         1998         1997
                                     ------------   --------
Risk free interest rate ..........      4.67%        5.50%
Dividends ........................       --            --
Volatility factor ................      .7604        .6321
Expected Life ....................   8.27 years     5 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:




                                             YEAR ENDED DECEMBER 31,
                                  ----------------------------------------------
                                       1998             1997            1996
                                  --------------   -------------   -------------
Net loss as presented .........    $38,090,067      $1,405,261      $2,204,177
Pro forma net loss ............    $38,110,028      $1,415,124      $2,568,497

The following table summarizes in more detail information regarding the Company's stock options outstanding at December 31, 1998.




                                        WEIGHTED
                                        AVERAGE
                                       REMAINING
                                      CONTRACTUAL       OPTIONS
EXERCISE PRICE        O/S OPTIONS         LIFE        EXERCISABLE
------------------   -------------   -------------   ------------
$1.50 ............      118,000      7.08               118,000
$2 to $6 .........       37,500      9.15                10,000
$3.00 ............       30,000      7.92                30,000
$4.04 ............       35,000      7.75                35,000
$5.00 ............       35,000      7.84                35,000
$15.00 ...........      140,555      8.02                50,555
$20.00 ...........      256,800      9.00                84,933
                        -------                         -------
                        652,855                         363,488
                        =======                         =======

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

RESERVED SHARES


At December 31, 1998, the Company had reserved a total 3,334,497 of its authorized 15,000,000 shares of common stock for future issuance as follows:



          Outstanding practice acquisition stock .........     80,883
          Stock options ..................................  1,700,000
          Warrants .......................................  1,553,614
                                                            ---------
          Total shares reserved ..........................  3,334,497
                                                            =========

LOSS PER SHARE


The Company presents per share information in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Due to the net losses from continuing operations for each of the three years presented, potential common shares are considered antidilutive and therefore there are no differences between basic and diluted earnings per share.


The following table sets forth the computation of earnings per share for the years ended December 31,





                                                              1998               1997               1996
                                                        ----------------   ----------------   ----------------
Loss from continuing operations applicable to
 common shareholders:
 Loss from continuing operations ....................    $  (3,238,655)     $  (2,033,634)      $   (766,713)
 Accretion of redemption value of preferred stock
   and preferred stock dividends ....................       (2,493,333)                --                 --
                                                         -------------      -------------       ------------
Loss from continuing operations applicable to
 common shareholders ................................    $  (5,731,988)     $  (2,033,634)      $   (766,713)
                                                         =============      =============       ============
Net loss applicable to common shareholders:
 Net loss ...........................................    $ (38,090,067)     $  (1,405,261)      $ (2,204,177)
 Accretion of redemption value of preferred stock
   and preferred stock dividends ....................       (2,493,333)                --                 --
                                                         -------------      -------------       ------------
 Net loss applicable to common shareholders .........    $ (40,583,400)     $  (1,405,261)      $ (2,204,177)
                                                         =============      =============       ============
Loss per common share:
 Loss from continuing operations ....................    $       (0.80)     $       (0.34)      $      (0.35)
                                                         =============      =============       ============
 Net loss per share .................................    $       (5.64)     $       (0.24)      $      (1.00)
                                                         =============      =============       ============
 Weighted average shares outstanding ................        7,190,762          5,914,374          2,209,839
                                                         =============      =============       ============

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13. INCOME TAXES


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities consisted of the following at December 31, 1998 and 1997:




                                                             1998           1997
                                                       --------------- -------------
       Deferred tax liabilities:
        Cash to accrual adjustment ...................  $  1,604,167    $   563,510
        Other ........................................        16,726         17,688
                                                        ------------    -----------
       Total current deferred tax liabilities ........     1,620,443        581,198
        ASAs basis difference ........................            --     21,331,613
        Fixed assets basis difference ................            --      4,120,202
        Cash to accrual adjustment ...................            --      1,690,529
        Other ........................................         2,055             --
                                                        ------------    -----------
       Total noncurrent deferred tax liabilities .....         2,055     27,142,344
                                                        ------------    -----------
       Total deferred tax liabilities ................  $  1,622,498    $27,723,542
                                                        ============    ===========
       Deferred tax assets:
        Net operating loss carryforwards .............  $         --    $     8,534
        Discontinued operations ......................     4,078,084             --
        Accruals .....................................       711,826        368,951
        Allowance for bad debts ......................       163,346        142,755
        Other ........................................        15,540         25,034
                                                        ------------    -----------
       Total current deferred tax assets .............     4,968,796        545,274
        Depreciation and amortization ................       622,906        293,918
        Other ........................................        36,862         50,804
                                                        ------------    -----------
       Total noncurrent deferred tax asset ...........       659,768        344,722
       Valuation allowance ...........................    (4,006,066)            --
                                                        ------------    -----------
       Total deferred tax assets .....................  $ (1,622,498)   $   889,996
                                                        ============    ===========

The components of income tax benefit (expense) for 1998, 1997 and 1996 are as follows:




                                                           1998            1997          1996
                                                      --------------   ------------   ----------
       Current:
        Federal ...................................     $ (141,064)    $       --      $     --
        State .....................................        (19,757)            --            --
                                                        ----------     ----------      --------
       Total current ..............................       (160,821)            --            --
       Deferred:
        Federal ...................................       (256,535)       984,495       194,595
        State .....................................        (16,160)        50,500         9,982
                                                        ----------     ----------      --------
       Total deferred .............................       (272,695)     1,034,995       204,577
                                                        ----------     ----------      --------
       Total income tax benefit (expense) .........     $ (433,516)    $1,034,995      $204,577
                                                        ==========     ==========      ========

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

A reconciliation of the tax provision at the U.S. Statutory Rate to the effective income tax rate as reported is as follows:



                                                            1998           1997           1996
                                                        ------------   ------------   ------------
Tax provision at U.S. Statutory Rate ................        34.0%          34.0%          34.0%
State income taxes, net of federal benefit ..........         3.0%           3.0%           3.0%
Non-deductible expenses .............................        (4.3%)        (11.3%)        (35.6%)
Change in valuation allowance .......................       (48.2%)          8.0%          19.7%
                                                            -----          -----          -----
Effective income tax expense rate ...................       (15.5%)         33.7%          21.1%
                                                            =====          =====          =====

14. SUBSEQUENT EVENTS -- MERGER AGREEMENT

In April 1999, the Company entered into a definitive Merger Agreement with Saratoga Resources, Inc. and its subsidiaries ("Saratoga") and OptiCare Eye Health Centers, Inc. ("OptiCare") whereby Company shareholders will receive approximately 48.755% of the common stock of Saratoga, a publicly traded company and OptiCare shareholders will receive approximately 48.745% of the common stock of Saratoga (the "Merger"). The Merger is subject to a number of conditions including but not limited to shareholder approval by each party and amendment to the Company's credit facility.

In conjunction with the Merger, the Company will enter into long-term Health Services Organization ("HSO") service agreements with a number of ophthalmology practices. In addition to buying group and managed care access, the HSO agreements provide the physician with a standardized marketing program.


15. COMMITMENT AND CONTINGENCIES

In December 1996, the Company acquired a 51% ownership interest in a managed care contracting entity. In connection with this agreement, the Company is obligated to acquire an additional 24% of the outstanding common stock of this entity on December 20, 1999. Consideration for the additional shares is to be paid in cash based upon a formula equal to the product of multiplying the gross managed care revenues, as defined in the agreement, for the twelve preceding calendar months immediately preceding the calendar month that includes November 1999 by 10% and multiplying the product by a factor of six. This additional investment will be recorded when the purchase price is no longer contingent and when the risks and rewards of ownership of the additional shares convey to the Company. This additional investment will be recorded as an additional element of the cost of the investment in the managed care contracting entity.

In connection with an Administrative Service Agreement ("ASA") consummated in 1997 between the Company and an ophthalmologist, the company also entered into a related agreement which granted the ophthalmologist the right, between the second and fourth anniversary of the ASA, to require the Company to locate a third party to purchase all of the outstanding shares of the ophthalmologist's practice for at least $4.0 million in either cash or stock, at the option of the ophthalmologist.

During 1997, the Company entered into a revolving credit and term loan agreement with a third party whereby the Company has established, as the lender, a revolving line of credit not to exceed $1.0 million and a term loan agreement not to exceed $4.0 million. Borrowings under both credit instruments can only occur if the borrower is in compliance with stated financial covenants. Borrowings under the revolving credit agreement can commence on December 1, 1997 and are initially limited to $500,000. The remaining $500,000 will be made available to the borrower after the borrower has received at least $2,000,000 in new equity funding, as defined. Any funding under the term loan agreement requires approval of the Company's Board of Directors. The Company's commitment to provide any funding under both of these agreements expires on October 1, 1999. Outstanding borrowings shall accrue interest at the prime rate of the Company's commercial lender, plus 1 3/4% and are payable in eleven equal quarterly installments. Any borrowings shall be secured by a) valid perfected first-priority security interest, as described and b) a guaranty by an affiliate of the borrower. No funding has been provided under either agreement.

                  PRIME VISION HEALTH, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONCLUDED)

On April 9, 1999, a settlement agreement was signed between the Company and two Shareholders providing, among other items, for payment to the Shareholders in an amount of $2.5 million, a shareholding position of 32% of the Company before the close of the Merger discussed above, and a new administrative services agreement between the Company and OECC to be executed in conjunction with the closing of the Merger. The legal action filed against the Company that charged the existing ASA agreement between the parties had been breached was dismissed. This settlement agreement becomes effective with closing of the Merger.


The Company is a party to several lawsuits where they have sued or counter-sued for alleged breach of the administrative service agreements or the non-compete agreements. The lawsuits pertain to the ophthalmology segment which discontinued operations during 1998. Although there can be no assurance as to the ultimate disposition of these matters and proceedings, it is the opinion of the Company's management that matters will be substantially resolved by September 30, 1999. Based on current negotiations, management anticipates that the outcome, individually or in aggregate, will not have a further material adverse effect on the results of operations and financial condition of the Company.

                OPTICARE EYE HEALTH CENTERS, INC. AND AFFILIATE
                            COMBINED BALANCE SHEETS





                                                                         (UNAUDITED)
                                                                          MARCH 31,       DECEMBER 31,
                                                                            1999              1998
                                                                       --------------   ---------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents .........................................    $    640,781     $    938,927
 Accounts receivable, net ..........................................       6,749,252        6,349,548
 Inventory .........................................................       1,797,964        1,717,964
 Prepaid expenses and other assets .................................         961,984          584,098
 Deferred income taxes .............................................         443,809          467,009
 Income taxes receivable ...........................................          46,835           22,236
 Advances to related parties .......................................         128,739          117,951
                                                                        ------------     ------------
  Total current assets .............................................      10,769,364       10,197,733
PROPERTY AND EQUIPMENT, NET ........................................       6,049,804        5,766,167
DEFERRED INCOME TAXES ..............................................          92,007           73,007
INTANGIBLE ASSETS, NET .............................................       3,262,748        3,301,744
OTHER ASSETS .......................................................         174,474          176,266
                                                                        ------------     ------------
  TOTAL ............................................................    $ 20,348,397     $ 19,514,917
                                                                        ============     ============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable ..................................................    $  1,570,208     $  1,905,745
 Accrued expenses ..................................................       1,573,233        1,384,638
 Managed care claims ...............................................       1,935,422        1,405,644
 Current maturities of long-term debt ..............................       2,746,052        2,183,826
                                                                        ------------     ------------
  Total current liabilities ........................................       7,824,915        6,879,853
                                                                        ------------     ------------
NONCURRENT LIABILITIES--Long-term debt .............................       1,041,987        1,135,462
                                                                        ------------     ------------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Class A convertible preferred stock (OptiCare) authorized 160,000 shares; issued and outstanding 152,754 shares in 1999 and 1998, par
 value $.01 (liquidation value of $93.68 per share).................           1,527            1,527
Class B convertible preferred stock (OptiCare) authorized 640,000 shares; issued and outstanding 220,824 shares in 1999 and 1998, par
 value $.01 (liquidation value of $93.68 per share).................           2,208            2,208
Common stock (OptiCare)--authorized 1,200,000 shares; none issued,
 $.01 par value.....................................................              --               --
Common stock (OptiCare, P.C.)--authorized 100 shares; issued and
 outstanding 100 shares in 1999 and 1998, no par value .............              --               --
Additional paid-in capital (OptiCare) ..............................      12,942,190       12,942,190
Additional paid-in capital (OptiCare, P.C.) ........................           1,000            1,000
Retained earnings (deficit) ........................................      (1,465,430)      (1,447,323)
                                                                        ------------     ------------
  Total shareholders' equity .......................................      11,481,495       11,499,602
                                                                        ------------     ------------
TOTAL ..............................................................    $ 20,348,397     $ 19,514,917
                                                                        ============     ============


                  See notes to combined financial statements.

                OPTICARE EYE HEALTH CENTERS, INC. AND AFFILIATE
                       COMBINED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)








                                                  THREE MONTHS ENDED
                                            -------------------------------
                                               MARCH 31,        MARCH 31,
                                                 1999             1998
                                            --------------   --------------
NET PATIENT REVENUE .....................    $ 8,383,301      $ 6,895,388
NET MANAGED CARE REVENUE ................      2,672,663          835,774
                                             -----------      -----------
TOTAL NET REVENUE .......................     11,055,964        7,731,162
                                             -----------      -----------
OPERATING EXPENSES:
 Staff compensation .....................      3,422,577        2,624,301
 Physician compensation .................      2,235,708        2,050,373
 Surgical and eyecare supplies ..........      1,362,561          993,048
 General and administrative .............      1,067,024          772,270
 Facility rental ........................        672,077          546,931
 Managed care claims ....................      1,679,265          496,250
 Depreciation and amortization ..........        382,800          255,000
 Marketing ..............................        218,306          124,046
                                             -----------      -----------
  Total operating expenses ..............     11,040,318        7,862,219
                                             -----------      -----------
OPERATING INCOME (LOSS) .................         15,646         (131,057)
INTEREST INCOME (EXPENSE):
 Interest income ........................          8,893           47,561
 Interest expense .......................        (56,796)          (4,405)
                                             -----------      -----------
  Net interest income (expense) .........        (47,903)          43,156
                                             -----------      -----------
LOSS BEFORE INCOME TAXES ................        (32,257)         (87,901)
INCOME TAX BENEFIT ......................        (14,150)         (35,540)
                                             -----------      -----------
NET LOSS ................................    $   (18,107)     $   (52,361)
                                             ===========      ===========

                  See notes to combined financial statements.

                OPTICARE EYE HEALTH CENTERS, INC. AND AFFILIATE
                       COMBINED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)








                                                                           THREE MONTHS ENDED
                                                                     -------------------------------
                                                                        MARCH 31,        MARCH 31,
                                                                          1999             1998
                                                                     --------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss ........................................................     $  (18,107)     $    (52,361)
 Adjustments to reconcile net loss to net cash used in operations:
  Depreciation and amortization ..................................        382,800           255,000
  Deferred income tax provision (benefit) ........................          4,200           (86,300)
  Changes in operating assets and liabilities:
   Accounts receivable, net ......................................       (399,704)         (976,099)
   Inventory .....................................................        (80,000)         (164,000)
   Prepaid expenses and other assets .............................       (402,485)         (347,749)
   Advances to related parties ...................................        (10,788)          (11,474)
   Other noncurrent assets .......................................         (3,012)          (19,292)
   Accounts payable and other liabilities ........................       (335,537)          513,028
   Accrued expenses ..............................................        188,595          (302,567)
   Managed care claims ...........................................        529,778           295,961
                                                                       ----------      ------------
    Net cash used in operating activities ........................       (144,260)         (895,853)
                                                                       ----------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment .............................       (622,637)         (676,186)
                                                                       ----------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Principal payments on long-term debt ............................       (131,249)               --
 Borrowings under line of credit .................................        600,000            27,500
                                                                       ----------      ------------
    Net cash provided by financing activities ....................        468,751            27,500
                                                                       ----------      ------------
NET DECREASE IN CASH AND CASH EQUIVALENTS ........................       (298,146)       (1,544,539)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD ...................        938,927         4,901,666
                                                                       ----------      ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD .........................     $  640,781      $  3,357,127
                                                                       ==========      ============
SUPPLEMENTAL INFORMATION:
 Cash paid for:
  Interest .......................................................     $   55,990      $      4,406
                                                                       ==========      ============
  Income taxes ...................................................     $    6,250      $     90,000
                                                                       ==========      ============

                  See notes to combined financial statements.

                OPTICARE EYE HEALTH CENTERS, INC. AND AFFILIATE


              NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)
                    QUARTERS ENDED MARCH 31, 1999 AND 1998


1. BASIS OF PRESENTATION



     The accompanying unaudited combined financial statements of Opticare Eye Health Centers Inc. ("OptiCare") and OptiCare, P.C. (collectively "the Company") for the first quarter ended March 31, 1999 and 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the combined financial statements have been included. The accompanying combined financial statements should be read in conjunction with the combined financial statements and footnotes for the year ended December 31, 1998. The results of operations for the three month period ended March 31, 1999 are not necessarily indicative of the results to be expected for the year ending December 31, 1999.




2. REVOLVING CREDIT AGREEMENT


     In September 1997, the Company entered into a $3,000,000 unsecured revolving line of credit agreement with a bank for the purpose of providing working capital and financing acquisitions. The agreement matures on June 30, 1999 and bears interest, at the Company's option, at Prime or LIBOR plus 1.50%, with a 0.25% annual commitment fee charged on the unused balance of the facility. At March 31, 1999, the Company had advances of $2,400,000 outstanding under this line of credit and was in compliance with the restrictive covenants under the line of credit agreement.


3. SUBSEQUENT EVENTS



     On April 12, 1999 the Company entered into a Agreement and Plan of Merger with PrimeVision Health, Inc. and Saratoga Resources, Inc. whereby the Company will become a wholly-owned subsidiary of Saratoga Resources, Inc., and the Company's shareholders will have ownership in Saratoga Resources, Inc., representing 48.745% of the combined company. This transaction is subject to regulatory approval and is intended to be accounted for under the purchase method of accounting with the excess of purchase price over the fair value of net assets acquired being recorded as goodwill.



     In April 1999, the Company signed a letter of intent to purchase managed care contracts from Eye Health Network, a wholly owned subsidiary of Omega Health Systems, Inc.

                         INDEPENDENT AUDITORS' REPORT



To the Board of Directors
OptiCare Eye Health Centers, Inc. and Affiliate


     We have audited the accompanying combined balance sheets of OptiCare Eye Health Centers, Inc. (OptiCare) and OptiCare, P.C. (an affiliated corporation), which is under common ownership and common management (collectively, the "Company"), as of December 31, 1998 and 1997, and the related combined statements of operations, shareholders' equity and of cash flows for each of the three years in the period ended December 31, 1998. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of OptiCare and OptiCare, P.C., as of December 31, 1998 and 1997, and the combined results of their operations and their combined cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.



 /s/ Deloitte & Touche LLP


Hartford, Connecticut

March 26, 1999

                OPTICARE EYE HEALTH CENTERS, INC. AND AFFILIATE


              COMBINED BALANCE SHEETS--DECEMBER 31, 1998 AND 1997




                                                                      1998              1997
ASSETS                                                          ---------------   ---------------
CURRENT ASSETS:
 Cash and cash equivalents ..................................    $    938,927       $ 4,901,666
 Accounts receivable, net (Note 1) ..........................       6,349,548         4,505,077
 Inventory (Note 3) .........................................       1,717,964         1,067,535
 Prepaid expenses and other assets ..........................         584,098           323,665
 Deferred income taxes (Note 10) ............................         467,009                --
 Income taxes receivable ....................................          22,236                --
 Advances to related parties (Note 12) ......................         117,951           129,137
                                                                 ------------       -----------
   Total current assets .....................................      10,197,733        10,927,080
PROPERTY AND EQUIPMENT, NET (Note 4) ........................       5,766,167         3,433,772
DEFERRED INCOME TAXES (Note 10) .............................          73,007           162,976
INTANGIBLE ASSETS, NET (Note 5) .............................       3,301,744           262,130
OTHER ASSETS ................................................         176,266           263,070
                                                                 ------------       -----------
TOTAL .......................................................    $ 19,514,917       $15,049,028
                                                                 ============       ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable ...........................................    $  1,905,745       $   995,859
 Accrued expenses (Note 6) ..................................       1,384,638         1,378,587
 Managed care claims (Note 1) ...............................       1,405,644           427,757
 Deferred income taxes (Note 10) ............................              --            66,760
 Current maturities of long-term debt (Note 7) ..............       2,183,826            59,559
                                                                 ------------       -----------
   Total current liabilities ................................       6,879,853         2,928,522
                                                                 ------------       -----------
NONCURRENT LIABILITIES:
 Long-term debt (Note 7) ....................................       1,135,462           168,516
                                                                 ------------       -----------
COMMITMENTS AND CONTINGENCIES (Notes 8 and 14)
SHAREHOLDERS' EQUITY (Note 9):
 Class A convertible preferred stock (OptiCare) authorized
   160,000 shares; issued and outstanding 152,754 shares in
   1998 and 1997, par value $.01 (liquidation value of $93.68
   per share) ...............................................           1,527             1,527
 Class B convertible preferred stock (OptiCare) authorized
   640,000 shares; issued and outstanding 220,824 and 220,424 shares in 1998 and 1997, respectively, par value $.01
   (liquidation value of $93.68 per share)...................           2,208             2,204
 Common stock (OptiCare)--authorized 1,200,000 shares; none
   issued, $.01 par value....................................              --                --
 Common stock (OptiCare, P.C.)--authorized 100 shares;
   issued and outstanding 100 shares in 1998 and 1997, no par
   value ....................................................              --                --
 Additional paid-in capital (OptiCare) ......................      12,942,190        12,892,194
 Additional paid-in capital (OptiCare, P.C.) ................           1,000             1,000
 Retained earnings (deficit) ................................      (1,447,323)         (944,935)
                                                                 ------------       -----------
   Total shareholders' equity ...............................      11,499,602        11,951,990
                                                                 ------------       -----------
TOTAL .......................................................    $ 19,514,917       $15,049,028
                                                                 ============       ===========

                  See notes to combined financial statements.

                OPTICARE EYE HEALTH CENTERS, INC. AND AFFILIATE

                       COMBINED STATEMENTS OF OPERATIONS
                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996




                                                         1998           1997           1996
                                                    -------------- -------------- --------------
NET PATIENT REVENUE ...............................  $29,616,913    $25,274,021    $23,694,164
NET MANAGED CARE REVENUE ..........................    5,127,716      1,968,230      1,026,083
                                                     -----------    -----------    -----------
TOTAL NET REVENUE .................................   34,744,629     27,242,251     24,720,247
                                                     -----------    -----------    -----------
OPERATING EXPENSES:
 Staff compensation ...............................   11,579,083      8,450,861      7,154,733
 Physician compensation ...........................    8,599,689      8,200,965      7,751,549
 Surgical and eyecare supplies ....................    4,401,250      3,066,694      2,734,154
 General and administrative .......................    3,587,533      2,824,863      2,979,691
 Facility rental (Note 12) ........................    2,422,494      1,957,593      1,876,406
 Managed care claims (Note 1) .....................    3,063,902      1,087,964        748,431
 Depreciation and amortization ....................    1,063,074        644,683        547,280
 Marketing ........................................      968,346        620,266        634,472
                                                     -----------    -----------    -----------
   Total operating expenses .......................   35,685,371     26,853,889     24,426,716
                                                     -----------    -----------    -----------
OPERATING INCOME (LOSS) ...........................     (940,742)       388,362        293,531
INTEREST INCOME (EXPENSE):
 Interest income ..................................      133,775         75,506          7,525
 Interest expense .................................      (60,298)        (4,551)            --
                                                     -----------    -----------    -----------
   Net interest income ............................       73,477         70,955          7,525
                                                     -----------    -----------    -----------
INCOME (LOSS) BEFORE INCOME TAXES .................     (867,265)       459,317        301,056
INCOME TAX PROVISION (BENEFIT) (Note 10) ..........     (364,877)       132,600        158,252
                                                     -----------    -----------    -----------
NET INCOME (LOSS) .................................  $  (502,388)   $   326,717    $   142,804
                                                     ===========    ===========    ===========

                  See notes to combined financial statements.

                OPTICARE EYE HEALTH CENTERS, INC. AND AFFILIATE

                  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996




                                              OPTICARE    OPTICARE      OPTICARE
                                              CLASS A     CLASS B        COMMON
                                             PREFERRED   PREFERRED       STOCK
                                               STOCK       STOCK    ---------------
BALANCE, DECEMBER 31, 1995 ................    $   --      $   --    $   2,595,000
 Exercise of warrants (Note 9) ............        --          --          647,815
 Net income ...............................        --          --               --
                                               ------      ------    -------------
BALANCE, DECEMBER 31, 1996 ................        --          --        3,242,815
 Recapitalization in October 1997
  (Note 9) ................................       887       2,193       (3,242,753)
 Sale of shares in October 1997 (Note 9)...       640          --               --
 Repurchase of shares (Note 9) ............        --          --              (62)
 Shares issued in connection with
  Practice Acquisitions in December
  1997 (Note 2) ...........................        --          11               --
 Net income ...............................        --          --               --
                                               ------      ------    -------------
BALANCE, DECEMBER 31, 1997 ................     1,527       2,204               --
 Shares issued in connection with
  Practice Acquisitions in 1998 (Note 2)...                     4
 Net loss .................................        --          --               --
                                               ------      ------    -------------
BALANCE, DECEMBER 31, 1998 ................    $1,527      $2,208    $          --
                                               ======      ======    =============



                                               OPTICARE     OPTICARE P.C.
                                              ADDITIONAL     ADDITIONAL       RETAINED
                                                PAID-IN        PAID-IN        EARNINGS
                                                CAPITAL        CAPITAL        (DEFICIT)         TOTAL
                                            -------------- -------------- ---------------- ---------------
BALANCE, DECEMBER 31, 1995 ................  $ 3,301,131       $1,000       $ (1,414,456)    $ 4,482,675
 Exercise of warrants (Note 9) ............    1,012,185           --                 --       1,660,000
 Net income ...............................           --           --            142,804         142,804
                                             -----------       ------       ------------     -----------
BALANCE, DECEMBER 31, 1996 ................    4,313,316        1,000         (1,271,652)      6,285,479
 Recapitalization in October 1997
  (Note 9) ................................    3,239,673           --                 --              --
 Sale of shares in October 1997 (Note 9)...    5,783,498           --                 --       5,784,138
 Repurchase of shares (Note 9) ............     (586,749)          --                 --        (586,811)
 Shares issued in connection with
  Practice Acquisitions in December
  1997 (Note 2) ...........................      142,456           --                 --         142,467
 Net income ...............................           --           --            326,717         326,717
                                             -----------       ------       ------------     -----------
BALANCE, DECEMBER 31, 1997 ................   12,892,194        1,000           (944,935)     11,951,990
 Shares issued in connection with
  Practice Acquisitions in 1998 (Note 2)...       49,996                                          50,000
 Net loss .................................           --           --           (502,388)       (502,388)
                                             -----------       ------       ------------     -----------
BALANCE, DECEMBER 31, 1998 ................  $12,942,190       $1,000       $ (1,447,323)    $11,499,602
                                             ===========       ======       ============     ===========

                  See notes to combined financial statements.

                OPTICARE EYE HEALTH CENTERS, INC. AND AFFILIATE

                       COMBINED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996




                                                                     1998            1997           1996
                                                                -------------- --------------- -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss) ............................................  $   (502,388)  $    326,717    $  142,804
 Adjustments to reconcile net income (loss) to net cash used in operations:
   Depreciation and amortization ..............................     1,063,074        644,683       547,280
   Deferred income taxes ......................................      (443,800)      (299,724)     (200,090)
   (Gain) loss on disposal of fixed assets ....................            --         (3,900)        6,321
   Changes in operating assets and liabilities:
    Accounts receivable, net ..................................    (1,794,471)      (944,865)     (347,183)
    Inventory .................................................      (250,475)      (157,572)      (91,510)
    Prepaid expenses and other assets .........................      (260,433)      (185,655)       15,308
    Advances to related parties ...............................        11,186        (60,067)       40,823
    Other noncurrent assets ...................................        19,521       (114,001)       17,766
    Accounts payable and other liabilities ....................       648,134        119,004      (321,499)
    Accrued expenses ..........................................         6,051         87,808        27,329
    Managed care claims .......................................       977,887        427,757            --
    Income taxes payable ......................................            --       (190,096)      160,342
                                                                 ------------   ------------    ----------
      Net cash used in operating activities ...................      (525,714)      (349,911)       (2,309)
                                                                 ------------   ------------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment ..........................    (2,622,856)    (1,501,185)     (986,640)
 Proceeds from sale of fixed assets ...........................            --          3,900        16,156
 Practice acquisitions ........................................    (2,554,610)      (108,680)           --
                                                                 ------------   ------------    ----------
      Net cash used in investing activities ...................    (5,177,466)    (1,605,965)     (970,484)
                                                                 ------------   ------------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Principal payments on long-term debt .........................       (59,559)       (14,364)     (252,936)
 Borrowings under line of credit ..............................     1,800,000             --
 Net proceeds from issuance of stock ..........................            --      5,784,138     1,660,000
 Cash used to repurchase stock ................................            --       (586,811)           --
                                                                 ------------   ------------    ----------
      Net cash provided by financing activities ...............     1,740,441      5,182,963     1,407,064
                                                                 ------------   ------------    ----------
NET (DECREASE) INCREASE IN CASH AND CASH
 EQUIVALENTS ..................................................    (3,962,739)     3,227,087       434,271
CASH AND CASH EQUIVALENTS, BEGINNING OF
 YEAR .........................................................     4,901,666      1,674,579     1,240,308
                                                                 ------------   ------------    ----------
CASH AND CASH EQUIVALENTS, END OF YEAR ........................  $    938,927   $  4,901,666    $1,674,579
                                                                 ============   ============    ==========
SUPPLEMENTAL INFORMATION :
 Cash paid for:
   Interest ...................................................  $     29,531   $      4,802    $   13,807
                                                                 ============   ============    ==========
   Income taxes ...............................................  $    130,550   $    622,974    $  185,000
                                                                 ============   ============    ==========

                  See notes to combined financial statements.

                OPTICARE EYE HEALTH CENTERS, INC. AND AFFILIATE

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 Nature of Busines

OptiCare Eye Health Centers, Inc. ("OptiCare") and OptiCare, P.C. (collectively, the "Company") operate in the eye health business providing general eye care, optical services, outpatient ophthalmic surgery, consultative services for complicated eye diseases and a managed care network throughout Connecticut. OptiCare owns and operates the retail eyeglass and eyeglass manufacturing business and the related assets. OptiCare P.C., was established for the purpose of rendering ophthalmology and optometry services exclusively for OptiCare. OptiCare, P.C. entered into a Professional Services and Support Agreement with OptiCare effective December 1, 1995.


 Basis of Presentation

The accompanying combined financial statements include the accounts of OptiCare and OptiCare, P.C. Due to the related business activities, common management control and the interdependence of the affiliated entities, combined financial statements are presented because they are more meaningful. All significant intercompany accounts and transactions have been eliminated in the combined financial statements.


 Estimates

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing financial statements, management is required to make estimates and assumptions, particularly in determining the adequacy of the allowance for doubtful accounts, insurance disallowances and managed care claims accrual, that affect the reported amounts of assets and liabilities as of the balance sheet date and results of operations for the year. Actual results could differ from those estimates.


 Cash and Cash Equivalents

The Company considers investments purchased with an original maturity of three months or less to be cash equivalents.


 Receivables


Receivables are stated net of allowances for doubtful accounts, contractual allowances and insurance disallowances which aggregated $2,196,615 and $1,544,543 as of December 31, 1998 and 1997, respectively.



 Inventories

Inventories are valued at the lower of cost or market, determined on the first-in, first-out (FIFO) basis.


 Intangible Assets

The Company uses the straight-line method to amortize intangible assets over their estimated useful lives which range from 5 to 20 years. The Company's management periodically evaluates the carrying value of its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability is based on estimated future undiscounted cash flows from the use and ultimate disposition of the asset.


 Property and Equipment

Property and equipment consists of furniture, fixtures, equipment, leasehold improvements and a vehicle and are recorded at cost. Leasehold improvements are being amortized over the term of the lease or the life of the improvement, whichever is shorter. Depreciation and amortization are provided primarily using the straight-line method over the estimated useful lives of the respective assets as follows:

                OPTICARE EYE HEALTH CENTERS, INC. AND AFFILIATE

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


CLASSIFICATION                                             ESTIMATED USEFUL LIFE
-------------------------------------------------------   ----------------------
           Furniture, fixtures and equipment ..........         5--7 years
           Leasehold improvements .....................        3--20 years
           Vehicle ....................................          5 years

 Stock-based Compensation

Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related interpretations. Accordingly, compensation cost for the stock options included under the Company's 1997 Stock Option Plan is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.


 Fair Value of Financial Instruments

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires the disclosure of fair value information for certain assets and liabilities, whether or not recorded in the balance sheet, for which it is practicable to estimate that value. The Company has the following financial instruments: cash and cash equivalents, receivables, accounts payable, accrued liabilities and long-term debt. The Company considers the carrying amount of these items, excluding long-term debt, to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization. Refer to Note 7 for fair value disclosures of long-term debt.


 Net Patient Revenue

The Company has agreements with third-party payors that provide for payments to the Company at amounts different from its established rates. Net patient revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered.


 Net Managed Care Revenue

Revenue is derived from monthly capitation payments from health benefits payors which contract with the Company for the delivery of eye care services. The Company records this revenue at contractually agreed-upon rates during the period in which the Company is obligated to provide services to members.


 Managed Care Claims Expense

Claims expense is recorded as provider services are rendered and includes an estimate for claims incurred but not reported.


 Malpractice Claims

The Company purchases insurance to cover medical malpractice claims. There are known claims and incidents as well as potential claims from unknown incidents that may be asserted from past services provided. Management believes that these claims, if asserted, would be settled within the limits of insurance coverage.


 Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability method of accounting for

                OPTICARE EYE HEALTH CENTERS, INC. AND AFFILIATE

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

deferred income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.


 Reclassification


Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform to the 1998 presentation.


2. ACQUISITIONS


The Company acquired seven optometric medical and retail optical practices in 1998 for $2,554,610 in cash, $50,000 in stock, and $1,375,000 in notes payable for a total of $3,979,610 (see also Note 14). The Company acquired one optometric medical and retail optical practice in 1997 for $108,680 in cash, $142,467 in stock and $189,324 in notes payable for a total of $440,471. The Company issued 400 shares and 1,140 shares of OptiCare Class B Preferred stock in 1998 and 1997, respectively, in connection with these acquisitions.


The 1998 and 1997 acquisitions were accounted for as purchases. Accordingly, the results of operations of the acquired practices are included in the combined financial statements from the dates of acquisition and the assets and liabilities of the acquired entities have been recorded at their estimated fair values at the dates of acquisition. The excess of the purchase prices over the estimated fair values of the net assets acquired in the amount of $2,993,752 in 1998 and $258,991 in 1997 is recorded as goodwill and is being amortized on a straight-line basis over 20 years.


Assuming all of the aforementioned acquisitions had occurred on January 1, 1997, combined net revenues for the Company would have been $38,596,000 for 1998 and $33,023,000 for 1997. Combined net income (loss) for the Company would have been $(378,000) and $429,000 for 1998 and 1997, respectively.


3. INVENTORY


Inventory as of December 31, 1998 and 1997 consists of the following:




                                                 1998            1997
                                            -------------   -------------
Surgical supplies .......................    $  168,306      $  130,484
Eye glasses and contact lenses ..........     1,455,067         851,167
Eye glasses work-in-process .............        94,591          85,884
                                             ----------      ----------
Total ...................................    $1,717,964      $1,067,535
                                             ==========      ==========

4. PROPERTY AND EQUIPMENT


Property and equipment as of December 31, 1998 and 1997 consist of the following:

                OPTICARE EYE HEALTH CENTERS, INC. AND AFFILIATE

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                             1998              1997
                                                       ---------------   ---------------
Equipment ..........................................    $  7,779,516      $  7,586,877
Furniture and fixtures .............................       2,193,960         1,024,896
Leasehold improvements .............................       2,627,781         1,904,993
Vehicle ............................................          21,853            21,352
                                                        ------------      ------------
Total ..............................................      12,623,110        10,538,118
Accumulated depreciation and amortization ..........      (6,856,943)       (7,104,346)
                                                        ------------      ------------
Property and equipment, net ........................    $  5,766,167      $  3,433,772
                                                        ============      ============

Depreciation expense was $968,461, $633,680 and $542,752 for the years ended December 31, 1998, 1997 and 1996, respectively.


5. INTANGIBLE ASSETS


Intangible assets as of December 31, 1998 and 1997 consist of the following:




                                            1998             1997
                                      ---------------   -------------
Goodwill ..........................    $  3,401,091      $  434,147
Other intangibles .................         982,946         815,663
                                       ------------      ----------
Total .............................       4,384,037       1,249,810
Accumulated amortization ..........      (1,082,293)       (987,680)
                                       ------------      ----------
Intangible assets, net ............    $  3,301,744      $  262,130
                                       ============      ==========

Amortization of the intangible assets for the years ended December 31, 1998, 1997 and 1996 was $94,613, $11,003 and $4,528, respectively.


6. ACCRUED EXPENSES


Accrued expenses as of December 31, 1998 and 1997 consist of the following:




                                   1998            1997
                              -------------   -------------
Patient refunds ...........    $  369,935      $  213,300
Incentives ................       310,395         266,419
Payroll ...................       262,596         567,447
Vacation ..................       251,744         287,703
Accrued interest ..........        30,767              --
Other .....................       159,201          43,718
                               ----------      ----------
Total .....................    $1,384,638      $1,378,587
                               ==========      ==========

                OPTICARE EYE HEALTH CENTERS, INC. AND AFFILIATE

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

7. LONG-TERM DEBT

The details of the Company's long-term debt and the provisions thereof at December 31, 1998 and 1997 are as follows:




                                                                             1998          1997
                                                                         ------------   ----------
Note payable due in quarterly payments of $3,100, including interest at 6.69% per year, through June 2001, collateralized by specific
 assets of the Company ...............................................   $   28,516      $ 38,751
Notes payable from acquisitions at various interest rates with various
 maturities through September 2001, unsecured (see Note 2) ...........      290,772       189,324
Note payable from acquisition due in annual installments of $240,000 plus interest at 7.0% per year, through October 2003, collateralized
 by specific assets of the Company (see Note 2) ......................    1,200,000            --
Revolving line of credit, unsecured ..................................    1,800,000            --
                                                                         ----------      --------
Total ................................................................    3,319,288       228,075
Less current maturities ..............................................    2,183,826        59,559
                                                                         ----------      --------
                                                                         $1,135,462      $168,516
                                                                         ==========      ========

Required principal payments on the obligations discussed above as of December 31, 1998 are as follows:



  1999 ...................    $2,183,826
  2000 ...................       327,731
  2001 ...................       327,731
  2002 ...................       240,000
  2003 ...................       240,000
                              ----------
  Total ..................    $3,319,288
                              ==========

Notes payable at December 31, 1998 and 1997 represent debt issued to employees or employee shareholders in connection with practice acquisitions.

In September 1997, the Company obtained a $3,000,000 unsecured revolving line of credit from a bank which matures on June 30, 1999 and bears interest, at the Company's option, at Prime or LIBOR plus 1.50%. The interest rate on this line of credit was 7.75% at December 31, 1998. Additionally, there is a 0.25% commitment fee on the unused balance of the facility. The Company must comply with various restrictive covenants in connection with its revolving line of credit. The Company was in violation of certain covenants in 1998 and received a waiver from the bank with respect to these violations.

The fair value of each of the Company's debt instruments approximated its recorded value at December 31, 1998 and 1997, based on the Company's effective current borrowing rate for debt with similar terms and remaining maturities.


8. LEASES

The Company leases facilities and certain equipment under several cancelable and noncancelable operating leases expiring in various years through 2010. Certain of the facility leases provide for renewal periods of up to 10 years, at the option of the Company, and at rental payments as negotiated under the respective leases (see Note 12).

Aggregate future minimum rental payments under noncancelable operating leases as of December 31, 1998 are as follows:

                OPTICARE EYE HEALTH CENTERS, INC. AND AFFILIATE

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


YEARS ENDING DECEMBER 31,
-------------------------------
  1999 ........................    $1,864,613
  2000 ........................     1,308,274
  2001 ........................       780,211
  2002 ........................       657,471
  2003 ........................       427,689
  Thereafter ..................       354,124
                                   ----------
  Total .......................    $5,392,382
                                   ==========

9. SHAREHOLDERS' EQUITY

All employee shareholders of OptiCare and OptiCare P.C. have executed a "Shareholders' Agreement" with their respective entities. The agreements provide, among other things, that no shareholder can dispose of their stock without first offering the stock to the entity. The agreements also provide that certain shareholders, who are also employees of OptiCare or OptiCare P.C., must offer their stock to the respective entity upon voluntary termination or termination for cause, as defined in the agreement.

During 1996, Blue Cross and Blue Shield of Connecticut, Inc. exercised a warrant to purchase 20,494 shares of Class D common stock, par value $31.64 per share for a total price of $1,660,000.

On October 15, 1997, OptiCare underwent a recapitalization in connection with the stock purchase and warrant agreements described below. The new equity structure established three new classes of stock and canceled all of the preexisting classes.


Outstanding shares of Class A and C common stock were converted one for one to new Class B Convertible Preferred Stock, with the exception of 6,264 shares of Class A common stock and 16,312 shares of Class C common stock. Outstanding shares of Class B and D common stock, as well as the remaining 16,312 shares Class C common stock, were all converted one for one to New Class A Convertible Preferred Stock. Both Series A and B Preferred Shares are convertible into common stock based on a one for one basis. Additionally, all preferred shares shall be automatically converted into common stock in the event of an initial public offering meeting certain qualifications as defined in the Certificate of Incorporation.


Series A and B Preferred Shareholders are entitled to $93.68 per share plus any unpaid dividends upon voluntary or involuntary liquidation. Upon liquidation, Series A Preferred Shareholders shall be entitled to receive their liquidation value per share before Series B Preferred Shareholders receive any distributions. Additionally, Series B Preferred Shareholders shall be entitled to receive their liquidation value per share before the common stockholders receive any distributions in liquidation.

On October 15, 1997, OptiCare entered into a stock purchase agreement with a group of investors (the "New Investors") which provided for the sale of 64,048 shares of New Class A Preferred Stock for $6,000,000 in cash, less expenses of $215,862. Additionally, OptiCare entered into a warrant agreement which resulted in the issuance of warrants to the New Investors to purchase 48,669 shares of New Class B Preferred Stock and to existing investors to purchase 12,353 shares of New Class B Preferred Stock. These warrants are exercisable at a price of $93.68 per share of New Class B Preferred Stock and expire on October 15, 2002. No warrants were exercised during 1998 or 1997.

In November 1997, OptiCare repurchased the remaining 6,264 shares of Class A common stock from an employee shareholder for an aggregate price of $586,811.

On January 1, 1998 Opticare adopted the 1997 Stock Option Plan (the "Plan"), which permits the granting of options to employees of OptiCare and OptiCare P.C., which shall be either incentive stock options, as defined under Section 422 of the Internal Revenue code, or non-qualified options. The Company is

                OPTICARE EYE HEALTH CENTERS, INC. AND AFFILIATE

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

authorized to grant 48,814 options under the Plan, which expire in 2008. The options vest ratably over a four-year period. During 1998, 42,497 options were granted at an exercise price of $30. No options were exercised or canceled during 1998. The Company applies APB Opinion No. 25 and related interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized for stock options awarded under the Plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at grant dates consistent with the methodology prescribed under SFAS No.123, the Company's net loss for the year ended December 31, 1998 would have been increased by an immaterial amount.


10. INCOME TAXES


The tax effects of significant items comprising the net deferred tax assets (liabilities) as of December 31, 1998 and 1997 are as follows:




                                                      1998           1997
                                                   ----------   --------------
Current:
 Cash to accrual conversion ....................    $     --      $ (211,857)
 Managed care claims ...........................     320,279          31,231
 Vacation accrual ..............................     101,377         118,232
 Other .........................................      45,353          (4,366)
                                                    --------      ----------
Total net current assets (liabilities) .........    $467,009      $  (66,760)
                                                    ========      ==========
Noncurrent:
 Depreciation ..................................    $ 45,814      $  140,411
 Other .........................................      27,193          22,565
                                                    --------      ----------
Total net noncurrent assets ....................    $ 73,007      $  162,976
                                                    ========      ==========

The provision (benefit) for income taxes for the years ended December 31, 1998, 1997 and 1996 consists of the following:




                                 1998            1997            1996
                            -------------   -------------   -------------
Current:
 Federal ................    $   78,923      $  336,054      $  265,711
 State ..................            --          96,270          92,631
                             ----------      ----------      ----------
 Total current ..........        78,923         432,324         358,342
                             ==========      ==========      ==========
Deferred:
 Federal ................      (339,100)       (221,324)       (144,090)
 State ..................      (104,700)        (78,400)        (56,000)
                             ----------      ----------      ----------
 Total deferred .........      (443,800)       (299,724)       (200,090)
                             ----------      ----------      ----------
 Total ..................    $ (364,877)     $  132,600      $  158,252
                             ==========      ==========      ==========

                OPTICARE EYE HEALTH CENTERS, INC. AND AFFILIATE

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

A reconcilation from the Federal income tax provision (benefit) at the statutory rate to the effective rate is as follows:




                                                             1998            1997          1996
                                                        --------------   -----------   -----------
Federal statutory rate ..............................     $ (294,870)     $ 156,167     $102,359
State income taxes, net of federal benefit ..........        (52,036)        32,589       22,850
Other ...............................................        (17,971)       (56,156)      33,043
                                                          ----------      ---------     --------
                                                          $ (364,877)     $ 132,600     $158,252
                                                          ==========      =========     ========

11. RETIREMENT PLAN


The Company provides a defined contribution 401(k) savings plan (the "Plan"), in which all full-time employees of the Company with at least one year of service are eligible to participate. Eligible employees may contribute between 1% to 25% of their salary to the Plan subject to IRS limitations. The Company provides a matching contribution of 25% of the employee contributions, whereby only the first 3% of employee salaries are matched. The Company's contribution to the Plan was $70,916, $55,909 and $40,077 for the years ended December 31, 1998, 1997 and 1996, respectively.


12. RELATED PARTY TRANSACTIONS


The Company has advanced funds to shareholders and employees which are repayable under various arrangements. All advances are unsecured. Interest income under these agreements was not significant during the years ended December 31, 1998, 1997 and 1996.


In addition, the Company leases various facilities from several of its shareholders and entities owned by several of its shareholders. Payments under such leases approximated $1,528,000, $1,259,000 and $1,124,000 during the year ended December 31, 1998, 1997 and 1996, respectively.


OptiCare, Inc. has guaranteed an obligation of O.C. Realty Associates, a related party. The amount of such indebtedness at December 31, 1998, 1997 and 1996 was $221,853, $233,814 and $244,706, respectively, and is secured by the assets of O.C. Realty Associates.


In connection with the stock purchase agreement, the Company also entered into a consulting agreement with one of the New Investors. Under the terms of this agreement this individual will provide management consulting services for a period of 36 months beginning October 15, 1997.



The Company, in its normal course of business, has entered into various arm's length managed care, ambulatory surgery center, and provider agreements with its health care investors. Total net revenue earned from these related parties was $7,552,152, $3,129,062, and $2,843,300 for the years ended December 31,
1998, 1997 and 1996, respectively.



13. MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK


Medicare represented 25%, 29%, and 28% of total net revenue for the years ended December 31, 1998, 1997 and 1996, respectively and 13% and 16% of accounts receivable at December 31, 1998 and 1997, respectively. In addition, one other customer/shareholder represented approximately 20%, 11% and 12% of total net revenue during 1998 , 1997 and 1996, respectively and 29% and 22% of accounts receivable at December 31, 1998 and 1997, respectively.

                OPTICARE EYE HEALTH CENTERS, INC. AND AFFILIATE

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

14. CONTINGENCIES


In connection with the purchase of a practice in 1998, the Company agreed to pay, as additional consideration for the acquisition of the assets, a contingent payment based upon the profitability of the practice for the twelve month period beginning November 1, 1998. The contingent payment, not to exceed $320,000, is due in quarterly installments beginning on January 1, 2000 through October 1, 2003 at an interest rate of 7%. Any such contingent payments will be recorded, when earned, as goodwill as additional purchase price consideration.


The Company is involved in litigation in the normal course of business. The Company is vigorously defending its position and, based on discussions with outside counsel, believes it will prevail with respect to any outstanding litigation. Therefore, no provision for loss has been recorded.


                                     ******

                                  ANNEX LIST

     Annex A: Agreement and Plan of Merger.


     Annex B: Proposed Certificate of Amendment of the Certificate of Incorporation of Saratoga.


     Annex C: Performance Stock Program.


     Annex D: Employee Stock Purchase Plan

                                                                        ANNEX A













                         AGREEMENT AND PLAN OF MERGER
                                 BY AND AMONG
                           SARATOGA RESOURCES, INC.,
                     OPTICARE SHELLCO MERGER CORPORATION,
                    PRIMEVISION SHELLCO MERGER CORPORATION,
                       OPTICARE EYE HEALTH CENTERS, INC.
                                      AND
                           PRIMEVISION HEALTH, INC.


                          DATED AS OF APRIL 12, 1999

                               TABLE OF CONTENTS




                                                               PAGE
                                                              -----
ARTICLE I
CLOSING; DEFINITIONS ......................................     1
1.1   CLOSING .............................................     1
1.2   DEFINITIONS .........................................     1
ARTICLE II
THE MERGERS ...............................................    14
2.1   THE MERGERS. ........................................    14
2.2   EFFECTIVE TIME OF THE MERGERS. ......................    14
2.3   CERTIFICATES OF INCORPORATION. ......................    14
2.4   BY-LAWS. ............................................    15
2.5   BOARDS OF DIRECTORS; OFFICERS. ......................    15
2.6   EFFECTS OF MERGERS. .................................    15
2.7   MERGER CONSIDERATION. ...............................    15
2.7.1 OptiCare Merger .....................................    15
2.7.2 Prime Merger ........................................    16
2.8   FRACTIONAL SARATOGA SHARES. .........................    17
2.9   DISSENTING SHARES. ..................................    18
2.10  CLOSING OF TRANSFER BOOKS. ..........................    19
2.11  EXCHANGE OF SHARES. .................................    19
2.12  OPTIONS AND WARRANTS ................................    20
2.13  DIVIDENDS. ..........................................    22
2.14  STOCKHOLDERS MEETINGS. ..............................    22
2.15  ASSISTANCE IN CONSUMMATION OF THE MERGERS. ..........    22
2.16  TRANSFER TAXES. .....................................    22
2.17  FURTHER ASSURANCES. .................................    23
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PARTIES .............    23
3.1   ORGANIZATION AND GOOD STANDING ......................    23
3.2   AUTHORITY; NO CONFLICT ..............................    24
3.3   CAPITALIZATION ......................................    25
3.4   FINANCIAL STATEMENTS ................................    27
3.5   BOOKS AND RECORDS ...................................    28
3.6   TITLE TO PROPERTIES; ENCUMBRANCES ...................    28
3.7   CONDITION AND SUFFICIENCY OF ASSETS .................    28
3.8   NO UNDISCLOSED LIABILITIES ..........................    29
3.9   TAXES ...............................................    29
3.10  NO MATERIAL ADVERSE CHANGE ..........................    30
3.11A 401(k) Plan .........................................    30
3.11B Welfare Benefit Plans ...............................    32
3.11C Employee Benefit Plans ..............................    35
3.12  COMPLIANCE WITH LEGAL REQUIREMENTS; GOVERNMENTAL         37
       AUTHORIZATIONS .....................................
3.13  LEGAL PROCEEDINGS; ORDERS ...........................    40
3.14  ABSENCE OF CERTAIN CHANGES AND EVENTS ...............    42
3.15  CONTRACTS; NO DEFAULTS ..............................    43
3.16  INSURANCE ...........................................    46

                                                                         PAGE
                                                                        -----
3.17   ENVIRONMENTAL MATTERS ........................................   48
3.18   EMPLOYEES ....................................................   49
3.19   LABOR RELATIONS; COMPLIANCE ..................................   49
3.20   INTELLECTUAL PROPERTY ........................................   50
3.21   CERTAIN PAYMENTS .............................................   50
3.22   RELATIONSHIPS WITH RELATED PERSONS ...........................   51
3.23   BROKERS OR FINDERS ...........................................   51
3.24   SEC FILINGS ..................................................   51
3.25   DISCLOSURE ...................................................   51
ARTICLE IV
CONDUCT OF BUSINESS PENDING THE MERGERS .............................   52
4.1    CONDUCT OF BUSINESS PENDING THE MERGERS ......................   52
4.2    CONDUCT OF BUSINESS OF PRIME SUB AND OPTICARE SUB ............   54
ARTICLE V
ADDITIONAL AGREEMENTS ...............................................   54
5.1    ACCESS AND INFORMATION .......................................   54
5.2    PROXY STATEMENT ..............................................   54
5.3    EMPLOYEE MATTERS .............................................   55
5.4    INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE ..........   56
5.5    HSR ACT ......................................................   57
5.6    ADDITIONAL AGREEMENTS ........................................   57
5.7    ADVICE OF CHANGES; SEC FILINGS ...............................   57
5.8    RESTRUCTURING OF MERGER ......................................   57
5.9    STATE TAKEOVER STATUTES ......................................   58
5.10   AFFILIATE AGREEMENTS .........................................   58
5.11   ACCOUNTANTS' LETTERS .........................................   58
5.12   SARATOGA VOTING ..............................................   58
5.13   ACTION BY THE OFFICERS, DIRECTORS, ETC. ......................   58
5.14   MEETINGS OF STOCKHOLDERS .....................................   58
ARTICLE VI
CONDITIONS PRECEDENT ................................................   59
6.1    CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGERS      59
6.2    DOCUMENTS TO BE DELIVERED ....................................   65
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER ...................................   66
7.1    TERMINATION BY MUTUAL CONSENT ................................   66
7.2    TERMINATION BY SARATOGA, OPTICARE OR PRIME ...................   66
7.3    EFFECT OF TERMINATION AND ABANDONMENT ........................   67
7.4    EXTENSION; WAIVER ............................................   67
7.5    AMENDMENT ....................................................   68
ARTICLE VIII
GENERAL PROVISIONS ..................................................   68
8.1    NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND
        AGREEMENTS ..................................................   68
8.2    NOTICES ......................................................   68
8.3    FEES AND EXPENSES ............................................   69
8.4    PUBLICITY ....................................................   70

                                                PAGE
                                               -----
8.5    SPECIFIC PERFORMANCE ................   70
8.6    ASSIGNMENT; BINDING EFFECT ..........   70
8.7    ENTIRE AGREEMENT ....................   70
8.8    GOVERNING LAW .......................   70
8.9    COUNTERPARTS ........................   71
8.10   INTERPRETATION ......................   71
8.11   INCORPORATION OF EXHIBITS ...........   71
8.12   SEVERABILITY ........................   71

                         AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is made as of April 12, 1999, by and among SARATOGA RESOURCES, INC., a Delaware corporation ("Saratoga"), OPTICARE SHELLCO MERGER CORPORATION, a Delaware corporation and a wholly owned subsidiary of Saratoga ("OptiCare Sub"), PRIMEVISION SHELLCO MERGER CORPORATION, a Delaware corporation and a wholly owned subsidiary of Saratoga ("Prime Sub"), OPTICARE EYE HEALTH CENTERS, INC., a Connecticut corporation ("OptiCare"), and PRIMEVISION HEALTH, INC., a Delaware corporation ("Prime"). Saratoga, OptiCare Sub, Prime Sub, OptiCare and Prime are sometimes referred to in this Agreement individually as a "Party" and collectively as the "Parties."


                                  WITNESSETH:

     WHEREAS, the respective boards of directors of Saratoga, OptiCare Sub, Prime Sub, OptiCare and Prime have approved a plan of reorganization which contemplates the simultaneous merger of OptiCare Sub with and into OptiCare and of Prime Sub with and into Prime (individually a "Merger" and collectively the "Mergers") pursuant to which the outstanding shares of capital stock of each of OptiCare and Prime will be converted into shares of the $.001 par value common stock of Saratoga; and

     WHEREAS, the Parties desire to enter into this Agreement for the purpose of setting forth certain representations, warranties, covenants and agreements by each Party to the other Parties and to set forth the terms and conditions of the Mergers;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and promises herein contained, and on the terms and subject to the conditions herein set forth, the Parties agree as follows:


                                  ARTICLE I.

                             CLOSING; DEFINITIONS

     1.1 CLOSING. The closing of the Contemplated Transactions (the "Closing") shall take place at a time and place mutually agreeable to the Parties on a date (the "Closing Date") within two (2) Business Days after the satisfaction or waiver of all conditions precedent set forth in Article VI hereof. The Certificates of Merger shall be filed with the appropriate authorities in the States of Delaware and Connecticut as part of the Closing.

     1.2 DEFINITIONS. The terms defined in this Section 1.2, whenever used in this Agreement (including the Exhibits and the Schedules), shall have the respective meanings indicated below for all purposes of this Agreement.

     "Affiliate" shall have the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

     "Agreement" shall have the meaning ascribed to such term in the first paragraph of this Agreement and Plan of Merger.

     "AMEX" shall mean the American Stock Exchange.

     "Antitrust Division" shall have the meaning ascribed to such term in
Section 5.5

     "Applicable Contract" shall mean any Contract (a) under which a Representing Party has or may acquire any rights, (b) under which a Representing Party has or may become subject to any obligation or Liability, or
(c) by which a Representing Party or any of the assets owned or used by it is or may become bound.

     "ASA Agreement" shall have the meaning ascribed to such term in Section 6.1(r).

     "Balance Sheet" shall have the meaning ascribed to such term in Section
3.4.

     "Basis" shall mean any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms or is reasonably likely to form the basis for any specified consequence.

     "Best Efforts" shall mean the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible; provided, however, that an obligation to use Best Efforts under this Agreement does not require the Person subject to that obligation to take actions that would result in a materially adverse change in the benefits to such Person of this Agreement and the Contemplated Transactions.

     "Breach" -- a "Breach" of a representation, warranty, covenant, obligation, or other provision of this Agreement or any instrument delivered pursuant to this Agreement will be deemed to have occurred if there is or has been any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation, or other provision, and the term "Breach" means any such inaccuracy, breach, failure, claim, occurrence, or circumstance.

     "Business Day" shall mean a day other than a Saturday or Sunday, or such other day on which commercial banks in New York City are authorized or required to close.

     "Cap" shall have the meaning ascribed to such term in Section 5.4(a).

     "CBCA" shall mean the Connecticut Business Corporation Act.

     "CEO Employment Agreement" shall mean the employment agreement between Dr. Dean J. Yimoyines and Saratoga referred to in Section 6.1(n).

     "Certificate" shall have the meaning ascribed to such term in Section 2.11(b).

     "Certificates of Merger" shall mean the certificates of merger to be filed with the appropriate authorities in the States of Connecticut and Delaware and which are required to effect the Mergers in accordance with the CBCA and the DGCL, respectively.

     "Closing" shall have the meaning ascribed to such term in Section 1.1.

     "Closing Date" shall have the meaning ascribed to such term in Section
1.1.

     "Closing Documents" shall have the meaning ascribed to such term in
Section 6.2.

     "COBRA" shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the IRC and Sections 601 through 608 of ERISA, and any amendments thereto and successor provisions thereof, including any regulations promulgated under the applicable provisions of the IRC and ERISA.

     "Competing Business" shall have the meaning ascribed to such term in
Section 3.22.

     "Consent" shall mean any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

     "Contemplated Transactions" shall mean all of the transactions contemplated by this Agreement, including:

     (a) the Reverse Stock Split;

     (b) the merger of OptiCare Sub with and into OptiCare and the merger of Prime Sub with and into Prime;

     (c) the execution, delivery, and performance of the CEO Employment Agreement, the Other Employment Agreements and the Prime Physician Agreements; and

     (d) the performance by the Parties of their respective covenants and obligations under this Agreement.

     "Contract" shall mean any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

     "Controlled Group" shall mean a Party and any entity that is considered a single employer with a Party pursuant to subsections (b), (c), (m) or (o) of
Section  414 of the IRC.

     "Bank Austria Warrants" shall mean the various warrants to purchase an aggregate of 220,281 shares of Prime Common Stock or Prime convertible preferred stock issued to and held by Bank Austria Aktiengesellschaft. Grand Cayman Branch, or its registered assigns.

     "DGCL" shall mean the General Corporation Law of Delaware.

     "DOL" shall mean the United States Department of Labor.

     "Effective Time" shall have the meaning ascribed to such term in Section
2.2.

     "Employee" shall mean an individual who is a common law employee of another Person.

     "Employee Benefit Plan" shall mean all written or oral plans, Contracts or other arrangements for the benefit or advantage of any officer, director, Employee, contractor or agent, or any group of such Persons, with respect to which a Representing Party has or may have a Liability, including, without limitation, plans described in Section 3(3) of ERISA; deferred compensation arrangements; supplemental executive retirement plans; rabbi or secular trusts; corporate-owned life insurance; split-dollar insurance arrangements; letter of credit or indemnity policies for deferred compensation arrangements; stock or performance awards; long and short-term incentive plans; golden or tin parachute agreements; medical, disability, life and other insurance benefits; severance plans or policies; sick leave; vacation benefits; educational, transportation, parking and other subsidies; allowances for entertainment; charitable contributions to be made upon an individual's request; use of an automobile; payment of club dues; and any other arrangements similar to any of the foregoing.

     "Encumbrance" shall mean any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including, without limitation, any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

     "Environmental Law" means any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement with force of law relating to: (1) the protection or restoration of the environment, health or safety (in each case as relating to the environment) or natural resources, or (2) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, including all regulations and rules issued pursuant thereto. All citations to ERISA, or to the Department of Labor Regulations promulgated thereunder, shall include any amendments or any substitute or successor provisions thereof.

     "Exchange Agent" shall have the meaning ascribed to such term in Section 2.11.

     "Facilities" shall mean any real property, leaseholds, or other interests currently or formerly owned or operated by a Representing Party and any buildings, plants, structures, or equipment (including motor vehicles, tank cars, and rolling stock) currently or formerly owned or operated by a Representing Party.

     "Fiduciary" shall have the meaning set forth in Section 3(21) of ERISA.

     "FTC" shall have the meaning ascribed to such term in Section 5.5.

     "GAAP" shall mean generally accepted United States accounting principles, applied on a basis consistent with the basis on which the Balance Sheets and the other financial statements referred to in Section 3.4 were prepared.

     "Governmental Authorization" shall mean any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

   "Governmental Body" shall mean any:

     (a) nation, state, county, city, town, village, borough, district, or other jurisdiction of any nature;

     (b) federal, state, local, municipal, foreign, or other government;

     (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, commission, commissioner, department, official, or entity and any court or other tribunal);

     (d) multi-national organization or body; or

     (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

     "Hazardous Substance" means any hazardous or toxic substance, material or waste, including those substances, materials and wastes listed in the United States Department of Transportation Hazardous Materials Table (49 C.F.R.
Section 172.101), or by the United States Environmental Protection Agency as hazardous substances (40 C.F.R. Part 302) and amendments thereto, petroleum products or other such substances, materials and wastes that are or become regulated under any applicable local, state or federal law, including petroleum compounds, lead, asbestos and polychlorinated biphenyls.

     "HIPAA" shall mean the Health Insurance Portability and Accountability Act of 1996 as set forth in Sections 9801 through 9806 of the IRC and Sections 701 through 707, 711 through 712, and 731 through 734 of ERISA and any amendments thereto and successor provisions thereof, including any regulations promulgated under the applicable provisions of the IRC and ERISA.

     "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Indemnified Parties"' shall have the meaning ascribed to such term in
Section 5.4.

     "IRC" shall mean the Internal Revenue Code of 1986 or any successor law, and regulations issued by the IRS pursuant to such code or any successor law.

     "IRS" shall mean the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.

     "Knowledge" -- an individual will be deemed to have "Knowledge" of a particular fact or other matter if such individual is actually aware of or should be aware of such fact or other matter.

     A Person (other than an individual) will be deemed to have "Knowledge" of a particular fact or other matter if any individual who is serving, or who has, except with respect to Saratoga, at any time served, as a director, officer, partner, manager, executor, or trustee of such Person (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matter.

     "Legal Requirement" shall mean any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, rule, regulation, statute, or treaty.

     "Liability" shall mean any liability (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), including any liability for Taxes.

     "Marlin Capital Warrants" shall mean the warrants to purchase 1,333,333 shares of Prime Common Stock issued to and held by Marlin Capital, L.P.

     "Material Adverse Effect" shall mean, with respect to a Party, any condition, event, fact, change, effect or occurrence that individually or in the aggregate with similar conditions, events, facts, changes, effects or occurrences has or will have a material adverse effect on the Contracts, business, operations, assets, licenses, results of operations, or financial condition of such Party and its Subsidiaries, if any, taken as a whole.

     "Medical Waste Laws" shall have the meaning ascribed to such term in
Section 3.17(b).

     "Merger(s)" shall have the meaning ascribed to such term in the Preamble of this Agreement.

     "Merger Consideration" shall have the meaning ascribed to such term in
Section 2.7.2(c).

     "NASDAQ" -- The Nasdaq Stock Market.

     "Objecting OptiCare Shares" shall have the meaning ascribed to such term in Section 2.9(a).

     "Objecting Prime Shares" shall have the meaning ascribed to such term in
Section 2.9(b).

     "OptiCare" shall have the meaning ascribed to such term in the first paragraph of this Agreement.

     "OptiCare Class A Preferred Stock" shall mean the Class A Convertible Preferred Stock, par value $.01 per share, of OptiCare.

     "OptiCare Class B Preferred Stock" shall mean the Class B Convertible Preferred Stock, par value $.01 per share, of OptiCare.

     "OptiCare Common Stock" shall mean the Common Stock, par value $.01 per share, of OptiCare.

     "OptiCare Disclosure Schedule" shall have the meaning ascribed to such term in the definition of "Representing Party's Disclosure Schedule."

     "OptiCare Exchange Ratio" shall have the meaning ascribed to such term in
Section 2.7(c).

     "OptiCare Merger" shall have the meaning ascribed to such term in Section 2.1.

     "OptiCare Merger Consideration" shall have the meaning ascribed to such term in Section 2.7(c).

     "OptiCare Shares" shall have the meaning ascribed to such term in Section 3.3(b).

     "OptiCare Stock" shall have the meaning ascribed to such term in Section 2.7(b).

     "OptiCare Sub" shall have the meaning ascribed to such term in the first paragraph of this Agreement.

     "OptiCare Sub Common Stock" shall mean the Common Stock, par value $.01 per share, of OptiCare Sub.

     "OptiCare Sub Shares" shall have the meaning ascribed to such term in
Section 3.3(d).

     "OptiCare Surviving Corporation" shall have the meaning ascribed to such term in Section 2.1.

     "Order" shall mean any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

     "Ordinary Course of Business" -- an action taken by a Person will be deemed to have been taken in the "Ordinary Course of Business" only if:

     (a) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;

     (b) such action is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority); and

     (c) such action is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors of such Person (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

     "Organizational Documents" shall mean (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; (e) the articles of organization and operating agreement of a limited liability company; and (f) any amendment to any of the foregoing.

     "Other Employment Agreements" shall have the meaning ascribed to such term in Section 6.1(n).

     "Other Parties" shall mean the Parties other than a Representing Party to whom such Representing Party makes representations and warranties under Article III.

     "Outstanding Option" shall have the meaning ascribed to such term in
Section 2.12.

     "Outstanding Options and Warrants" shall have the meaning ascribed to such term in Section 2.12.

     "Outstanding Warrant" shall have the meaning ascribed to such term in
Section 2.12.

     "PBGC" shall mean the Pension Benefit Guaranty Corporation.

     "Parties" shall have the meaning ascribed to such term in the first paragraph of this Agreement.

     "Party" shall have the meaning ascribed to such term in the first paragraph of this Agreement.

     "Pension Benefit Plan" shall mean any plan as defined in Section 3(2) of ERISA with respect to which a Representing Party has or may have a Liability.

     "Person" shall mean any individual, corporation (including any non-profit corporation), company, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

     "Prime" shall have the meaning ascribed to such term in the first paragraph of this Agreement.

     "Prime Class A Preferred Stock" shall mean the Class A Preferred Stock, par value $.01 per share, of Prime.

     "Prime Common Stock" shall mean the Common Stock, par value $.01 per share, of Prime.

     "Prime Disclosure Schedule" shall have the meaning ascribed to such term in the definition of "Representing Party's Disclosure Schedule."

     "Prime Exchange Ratio" shall have the meaning ascribed to such term in
Section 2.7.2(c).

     "Prime Merger" shall have the meaning ascribed to such term in Section
2.1.

     "Prime Merger Consideration" shall have the meaning ascribed to such term in Section 2.7(d).

     "Prime Physician Agreements" shall mean the services agreements and transition agreements between Prime and physician practices which will become effective no later than the Effective Date.

     "Prime Shares" shall have the meaning ascribed to such term in Section 3.3(a).

     "Prime Sub" shall have the meaning ascribed to such term in the first paragraph of this Agreement.

     "Prime Sub Common Stock" shall mean the Common Stock, par value $.01 per share, of Prime Sub.

     "Prime Sub Shares" shall have the meaning ascribed to such term in Section 3.3(c).

     "Prime Surviving Corporation" shall have the meaning ascribed to such term in Section 2.1.

     "Proceeding" shall mean any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought or conducted by, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

     "Proprietary Rights Agreement" shall have the meaning ascribed to such term in Section 3.18(b).

     "Proxy Statement/Prospectus" shall have the meaning ascribed to such term in Section 5.2.

   "Related Person" -- with respect to a particular individual:

     (a) each other member of such individual's Family;

     (b) any Person that is directly or indirectly controlled by such individual or one or more members of such individual's Family;

     (c) any Person in which such individual or members of such individual's Family hold (individually or in the aggregate) a Material Interest; and

     (d) any Person with respect to which such individual or one or more members of such individual's Family serves as a director, officer, partner, executor, or trustee (or in a similar capacity).

     With respect to a specified Person other than an individual:

     (a) any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Person;

     (b) any Person that holds a Material Interest in such specified Person;

     (c) each Person that serves as a director, officer, partner, manager, executor, or trustee of such specified Person (or in a similar capacity);

     (d) any Person in which such specified Person holds a Material Interest;


     (e) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity); and

     (f) any Related Person of any individual described in clause (b) or (c).


     For purposes of this definition, (a) the "Family" of an individual includes (i) the individual, (ii) the individual's spouse, (iii) any other natural person who is related to the individual or the individual's spouse within the second degree, and (iv) any other natural person who resides with such individual, and (b) "Material Interest" means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of voting securities or other voting interests representing at least 10% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 10% of the outstanding equity securities or equity interests in a Person.

     "Representative" shall mean, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

     "Representing Party" shall mean Saratoga, OptiCare Sub, Prime Sub, OptiCare or Prime, as the case may be, when it is making the representations and warranties to the Other Parties set forth in Article III.

     "Representing Party's Disclosure Schedule" shall mean the disclosure schedule delivered by a Representing Party to the Other Parties under Article III concurrently with the execution and delivery of this Agreement (as such may relate specifically to Prime, the "Prime Disclosure Schedule," as such may relate specifically to OptiCare, the "OptiCare Disclosure Schedule" and as such may relate specifically to Saratoga, the "Saratoga Disclosure Schedule").

     "Requisite Regulatory Approvals" shall have the meaning ascribed to such term in Section 6.1(g).

     "Reverse Stock Split" shall mean the reverse split referred to in Section 6.1(u) of the common stock, $.001 par value, of Saratoga as it existed before such split.

     "Rule 145 Affiliates" shall have the meaning ascribed to such term in
Section 5.10.

     "Saratoga" shall have the meaning ascribed to such term in the first paragraph of this Agreement.

     "Saratoga Common Stock" shall mean the Common Stock, $.001 par value, of Saratoga as it is constituted after the Reverse Stock Split.

     "Saratoga Disclosure Schedule" shall have the meaning ascribed to such term in the definition of "Representing Party's Disclosure Schedule."


     "Saratoga Insiders" shall have the meaning ascribed to such term in
Section 6.1(s).


     "Saratoga Shares" shall have the meaning ascribed to such term in Section 3.3(e).


     "SEC" shall mean the United States Securities and Exchange Commission.


     "SEC Filings" shall have the meaning ascribed to such term in Section
3.24.


     "Securities Act" shall mean the Securities Act of 1933, as amended, or any successor law, and all regulations and rules issued pursuant to that Act or any successor law.


     "Securities Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any successor law, and all regulations and rules issued pursuant to that Act or any successor law.


     "Seller Notes" shall have the meaning ascribed to such term in Section 6.1(r).


     "Steve Waite Options" shall mean the options to purchase 65,000 shares of Prime Common Stock granted to and held by Steven B. Waite.


     "Stock Option Plans" shall have the meaning ascribed to such term in
Section 2.12.


     "Subsidiary" shall mean with respect to any Person (the "Owner"), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation's or other Person's board of directors or similar governing body or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries. Notwithstanding the foregoing, the term "Subsidiary" when used with respect to Saratoga shall not include any corporation the stock of which is held by Saratoga on the date of this Agreement but is disposed of by Saratoga before the Effective Time of the Mergers, provided that Saratoga will have no liabilities with respect to such corporation after such disposition.


     "Surviving Corporation" shall mean one of the corporations which survives one of the Mergers, as defined in Section 2.1.


     "Tax" shall mean any tax (including any income tax, capital gains tax, value-added tax, sales tax, use tax, property tax, payroll tax, workers compensation tax, unemployment tax, gift tax or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency, or other fee, and any related charge or amount (including any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any Governmental Body or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee.


     "Tax Return" shall mean any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.



     "Threatened" -- a claim, Proceeding, dispute, action, or other matter will be deemed to have been "Threatened" if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future.


     "VEBA" shall mean a voluntary Employees' beneficiary association created pursuant to Section 501(c)(9) of the IRC.

     "Welfare Benefit Plan" shall mean any plan as defined in Section 3(1) of ERISA, any cafeteria plan under Section 125 of the IRC, any dependent care assistance plan under Section 129 of the IRC, and any educational assistance plan under Section 127 of the IRC with respect to which a Representing Party has or may have a Liability.

                                  ARTICLE II

                                  THE MERGERS

     2.1 THE MERGERS. Upon the terms and subject to the conditions hereof, at the Effective Time, (a) Prime Sub shall be merged into Prime and the separate existence of Prime Sub shall thereupon cease (the "Prime Merger"), and Prime as the corporation surviving the Prime Merger (the "Prime Surviving Corporation"), shall by virtue of the Prime Merger continue its corporate existence under the laws of the State of Delaware and (b) OptiCare Sub shall be merged into OptiCare and the separate existence of OptiCare Sub shall thereupon cease (the "OptiCare Merger"), and OptiCare, as the corporation surviving the OptiCare Merger (the "OptiCare Surviving Corporation"), shall by virtue of the OptiCare Merger continue its corporate existence under the laws of the State of Connecticut.

     2.2 EFFECTIVE TIME OF THE MERGERS. The Mergers shall become effective at the date and time (the "Effective Time") specified in properly executed Certificates of Merger duly filed with the Secretary of State of the State of Delaware and the Secretary of the State of the State of Connecticut, which filings shall be made as soon as practicable following the satisfaction or, if permissible, waiver of the conditions set forth in Article VI hereof. The Certificates of Merger shall be in the form required by, and executed in accordance with the relevant provisions of, the DGCL and the CBCA.

     2.3 CERTIFICATES OF INCORPORATION. (a) The Certificate of Incorporation of Prime shall be the Certificate of Incorporation of the Prime Surviving Corporation after the Effective Time, until altered or amended.

     (b) The Certificate of Incorporation of OptiCare shall be the Certificate of Incorporation of the OptiCare Surviving Corporation after the Effective Time, until altered or amended; provided, however, that Section 4.2(b) of
   Article 4 of the Certificate of Incorporation of OptiCare shall be amended and restated in its entirety as follows:

         "(b) For purposes of this Section 4.2, (i) any acquisition of the Corporation by means of merger (other than the merger of OptiCare Shellco Merger Corporation into the Corporation pursuant to the Agreement and Plan of Merger by and among Saratoga Resources, Inc., OptiCare Shellco Merger Corporation, PrimeVision Shellco Merger Corporation, OptiCare Eye Health Centers, Inc. and PrimeVision Health, Inc.), consolidation or other form of corporate reorganization, other than a mere reincorporation transaction (but excluding such a transaction as a result of which the stockholders of the Corporation immediately prior to the transaction have the right, following the transaction, to elect a majority of the directors of the surviving corporation), and (ii) a sale of 51% or more of the assets of the Corporation (but excluding a sale of stock of the Corporation) shall be treated as a liquidation, dissolution or winding up of the Corporation and shall entitle the holders of Preferred Stock to receive at the closing in cash, securities or other property (valued as provided in Section 4.2(c)) amounts as specified in Sections 4.2(a)(i) and 4.2(a)(ii), respectively."

     2.4 BY-LAWS. The By-laws of Prime as in effect on the Effective Time shall be the By-laws of the Prime Surviving Corporation and the By-laws of OptiCare as in effect on the Effective Time shall be the By-laws of the OptiCare Surviving Corporation, and thereafter such By-laws may be amended in accordance with their terms and as provided by law and this Agreement.

     2.5 BOARDS OF DIRECTORS; OFFICERS. Prior to the Closing, OptiCare and Prime shall mutually agree on the persons who will be the directors and officers of the OptiCare Surviving Corporation and the Prime Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the respective corporations.

     2.6 EFFECTS OF MERGERS. The Prime Merger shall have the effects set forth in Section 259 and other applicable provisions of the DGCL and the OptiCare Merger shall have the effects set forth in Section 259 and other applicable provisions of the DGCL and Section 33-820(a) of the CBCA.

     2.7 MERGER CONSIDERATION. At the Effective Time, by virtue of the Merger and except as may be provided in this Section 2.7, without any action on the part of OptiCare, OptiCare Sub, Prime, Prime Sub or the holders of any of the following securities:

     2.7.1 OPTICARE MERGER.

     (a) Each share of OptiCare Sub Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the OptiCare Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and nonassessable share of common stock of the OptiCare Surviving Corporation.

     (b) All the outstanding shares of OptiCare Class A Preferred Stock, OptiCare Class B Preferred Stock, and OptiCare Common Stock, (collectively the "OptiCare Stock") which are held by OptiCare or any Subsidiary of OptiCare, Prime or any Subsidiary of Prime, or Saratoga or any Subsidiary of Saratoga, shall be cancelled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto.

     (c) Each share of OptiCare Stock issued and outstanding immediately prior to the Effective Time, other than Objecting OptiCare Shares (as defined below) and shares of OptiCare Stock cancelled pursuant to Section 2.7.1(b), shall by virtue of the OptiCare Merger, and without any action on the part of the holder thereof, be converted into the right to receive, and, upon surrender of the Certificate or Certificates representing such shares of OptiCare Stock, shall be exchangeable for, the number of shares of Saratoga Common Stock determined by multiplying each share of OptiCare Stock by the OptiCare Exchange Ratio as defined below. The OptiCare Exchange Ratio shall be the quotient of (a) the number of shares of Saratoga Common Stock which shall equal forty eight and seven hundred forty-five thousandths percent (48.745%) of the total amount of Saratoga Common Stock calculated on a primary basis to be outstanding immediately after the Effective Time, giving effect to the Reverse Stock Split and the Mergers and taking into account any shares of Saratoga Common Stock which are not issued in the Mergers and the Reverse Stock Split because they are attributable to stockholders of Saratoga and former stockholders of OptiCare and Prime who may have demanded and perfected statutory dissenters rights; divided by (b) the number of outstanding shares of OptiCare Stock calculated on a primary basis. Saratoga shall issue to holders of OptiCare Stock the number of shares of Saratoga Common Stock calculated by applying the OptiCare Exchange Ratio, in exchange for each such share of OptiCare Stock (the "OptiCare Merger Consideration").

     (d) If between the date of this Agreement and the Effective Time, the outstanding shares of Saratoga Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment (other than the Reverse Stock Split), or if a stock dividend or extraordinary cash or other dividend thereon shall be declared with a record date within such period, then the number of shares of Saratoga Common Stock constituting the OptiCare Merger Consideration and the OptiCare Exchange Ratio will be appropriately and proportionately adjusted so that the number of such shares of Saratoga Common Stock (or such class of shares into which shares of Saratoga Common Stock have been changed) that will be issued in the OptiCare Merger will equal the number of such shares and other consideration that holders of shares of OptiCare Stock would have received pursuant to such classification, recapitalization, split-up, combination, exchange of shares or readjustment had the record date therefor been immediately following the Effective Time.


   2.7.2 PRIME MERGER.

     (a) Each share of Prime Sub Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Prime Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Prime Surviving Corporation.

     (b) All of the outstanding shares of Prime Common Stock which are held by Prime or any Subsidiary of Prime, OptiCare or any Subsidiary of OptiCare, or Saratoga or any Subsidiary of Saratoga, shall be cancelled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto.

     (c) Each share of Prime Common Stock issued and outstanding immediately prior to the Effective Time, other than Objecting Prime Shares (as defined below) and shares of Prime Common Stock cancelled pursuant to Section 2.7.2(b), shall, by virtue of the Prime Merger, and without any action on the part of the holder thereof, be converted into the right to receive, and, upon surrender of the Certificate or Certificates representing such shares of Prime Stock, shall be exchangeable for, the number of shares of Saratoga Common Stock determined by multiplying each share of Prime Stock by the Prime Exchange Ratio as defined below. The Prime Exchange Ratio shall be the quotient of (a) the number of shares of Saratoga Common Stock which shall equal forty eight and seven hundred fifty-five thousandths percent (48.755%) of the total amount of Saratoga Common Stock calculated on a primary basis to be outstanding immediately after the Effective Time, giving effect to the Reverse Stock Split and the Mergers and taking into account any shares of Saratoga Common Stock which are not issued in the Mergers and the Reverse Stock Split because they are attributable to stockholders of Saratoga and former stockholders of OptiCare and Prime who may have demanded and perfected statutory dissenters rights; divided by (b) the number of outstanding shares of Prime Stock calculated on a primary basis. Saratoga shall issue to holders of Prime Stock the number of shares of Saratoga Common Stock calculated by applying the Prime Exchange Ratio, in exchange for each such share of Prime Common Stock (the "Prime Merger Consideration" and, together with the OptiCare Merger Consideration, the "Merger Consideration").

     (d) If between the date of this Agreement and the Effective Time, the outstanding shares of Saratoga Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment (other than the Reverse Stock Split), or if a stock dividend or extraordinary cash or other dividend thereon shall be declared with a record date within such period, then the number of shares of Saratoga Common Stock constituting the Prime Merger Consideration and the Prime Exchange Ratio will be appropriately and proportionately adjusted so that the number of such shares of Saratoga Common Stock (or such class of shares into which shares of Saratoga Common Stock have been changed) that will be issued in the Prime Merger will equal the number of such shares and other consideration that holders of shares of Prime Common Stock would have received pursuant to such classification, recapitalization, split-up, combination, exchange of shares or readjustment had the record date therefor been immediately following the Effective Time.

     2.8 FRACTIONAL SARATOGA SHARES. No certificates or scrip representing fractional shares of Saratoga Common Stock shall be issued in the Mergers. All fractional shares of Saratoga Common Stock to which a holder of OptiCare Stock or Prime Common Stock immediately prior to the Effective Time would otherwise be entitled at the Effective Time shall be aggregated. If a fractional share results from such aggregation, in lieu thereof Saratoga (or the Exchange Agent on its behalf) shall pay to each person entitled to receive any such fractional interest an amount in cash (without interest) equal to the closing sale price, or if not available, closing bid price, on the Closing Date of one share of Saratoga Common Stock multiplied by such fraction of a share.

     2.9 DISSENTING SHARES. (a) Notwithstanding anything in this Agreement to the contrary, shares of OptiCare Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders who have not voted such shares in favor of the OptiCare Merger, who shall have delivered, prior to any vote on the OptiCare Merger, a written notice of interest to demand payment for such shares in the manner provided in Sections 33-855 through 33-872 of the CBCA and who, as of the Effective Time, shall not have effectively withdrawn or lost such right to dissenters rights ("Objecting OptiCare Shares") shall not be converted into or represent a right to receive any portion of the OptiCare Merger Consideration pursuant to Section 2.7, but the holders thereof shall be entitled only to such rights as are granted by Sections 33-855 through 33-872 of the CBCA. Each holder of Objecting OptiCare Shares who becomes entitled to payment for such shares pursuant to Sections 33-855 through 33-872 of the CBCA shall receive payment therefor from the OptiCare Surviving Corporation in accordance with the CBCA; provided, however, that if any such holder of Objecting OptiCare Shares shall have effectively withdrawn such holder's demand for appraisal of such shares or lost such holder's right to appraisal and payment of such shares under Sections 33-855 through 33-872 of the CBCA, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares and each such share shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the applicable portion of the OptiCare Merger Consideration, as provided in Section 2.7, upon surrender of the Certificates evidencing such shares.

     (b) Notwithstanding anything in this Agreement to the contrary, shares of Prime Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders who have not voted such shares in favor of the Prime Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such shares in accordance with Section 262 of the DGCL and who, as of the Effective Time, shall not have withdrawn such demand or otherwise have forfeited appraisal rights (collectively, the "Objecting Prime Shares") shall not be converted into or represent the right to receive any portion of the Prime Merger Consideration. Such holders shall be entitled to receive payment of the appraised value of such shares, except that all Objecting Prime Shares held by holders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares under such
   Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the applicable portion of the Prime Merger Consideration, as provided in Section 2.7, upon surrender of the Certificates evidencing such shares.

     (c) OptiCare and Prime shall give each other and Saratoga (i) prompt notice of any demands for dissenters' rights or appraisal received by them, withdrawals of such demands and any other instruments served pursuant to the DGCL and the CBCA and received by OptiCare or Prime; and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for appraisal under the DGCL and the CBCA. OptiCare and Prime shall not, except with the prior written consent of each other and Saratoga or except as mandated by applicable law, make any payment with respect to any demands for appraisal, or offer to settle, or settle, any such demands.

     2.10 CLOSING OF TRANSFER BOOKS. After the Effective Time, there shall be no transfers on the stock transfer books of shares of OptiCare Stock or Prime Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates for shares of OptiCare Stock or Prime Common Stock (other than Certificates evidencing Objecting OptiCare Shares or Objecting Prime Shares) are presented to a Surviving Corporation, they shall be cancelled and exchanged for certificates representing Saratoga Common Stock as provided in this Article II.

     2.11 EXCHANGE OF SHARES. (a) Prior to the Effective Time, Saratoga shall designate a bank or trust company to act as Exchange Agent in the Mergers (the "Exchange Agent"). Promptly after the Effective Time, Saratoga shall deliver to the Exchange Agent certificates for the number of shares of Saratoga Common Stock issuable in exchange for outstanding shares of OptiCare Stock and Prime Common Stock pursuant to Section 2.7 and, upon request of the Exchange Agent, such amounts of cash as shall be payable pursuant to Section 2.8.

     (b) Within ten (10) Business Days after the Effective Time, Saratoga shall cause the Exchange Agent to mail to each record holder, as of the Effective Time, of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of OptiCare Stock or Prime Common Stock (each a "Certificate"), a customary form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to a Certificate shall pass only, upon proper delivery of a Certificate to the Exchange Agent) and instructions for use in effecting the surrender of the Certificate. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the applicable number of shares of Saratoga Common Stock and, if applicable under Section 2.8, cash and such Certificate shall then be cancelled. No interest will be paid or accrued upon the surrender of the Certificate. If Saratoga Common Stock is to be issued to a Person other than the Person in whose name the Certificate surrendered is registered, it shall be a condition of issue that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such issue shall pay transfer or other Taxes required by reason of the issue of Saratoga Common Stock to a Person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Exchange Agent and Saratoga that such Tax has been paid or is not applicable. Saratoga shall pay all other charges and expenses, including those of the Exchange Agent, in connection with the exchange of Saratoga Common Stock for OptiCare Stock and Prime Common Stock. Until surrendered in accordance with the provisions of this Section 2.11, each Certificate (other than Certificates representing Objecting OptiCare Shares or Objecting Prime Shares) shall represent for all purposes the right to receive the applicable portion of the OptiCare Merger Consideration or the Prime Merger Consideration, as the case may be, based on the number of shares of OptiCare Stock or Prime Common Stock evidenced by such Certificate, without any interest thereon.

     (c) Any shares of Saratoga Common Stock or cash delivered or made available to the Exchange Agent pursuant to this Section 2.11 and not exchanged for Certificates within six (6) months after the Effective Time pursuant to this Section 2.11 shall be returned, at Saratoga's request, by the Exchange Agent to Saratoga, which shall thereafter act as Exchange Agent subject to the rights of holders of unsurrendered Certificates under this Article II and subject to applicable law. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement shall be liable to a holder of shares of OptiCare Stock or Prime Common Stock for any Saratoga Common Stock, dividends thereon, and cash for fractional shares delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (d)In the event any Certificate for shares of OptiCare Stock or Prime Common Stock shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in exchange for such lost, stolen or destroyed Certificate, upon the making of an affidavit of that fact by the holder thereof in form satisfactory to Saratoga, such shares of Saratoga Common Stock and cash for fractional shares, if any, as may be required pursuant to this Agreement; provided, however, that Saratoga may, in its discretion and as a condition precedent to the issuance and payment thereof, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against Saratoga, OptiCare, Prime, the Prime Surviving Corporation, the OptiCare Surviving Corporation, the Exchange Agent or any other party with respect to the Certificate alleged to have been lost, stolen or destroyed.

     2.12 OPTIONS AND WARRANTS. (a) At or prior to the Effective Time, each of Saratoga, Prime and OptiCare shall take all action necessary to cause as of the Effective Time the assumption by Saratoga of, or the reissuance by Saratoga of substitutes for, all of the following which remain outstanding as of the Effective Time: (i) the options to purchase OptiCare Stock and Prime Common Stock listed in the OptiCare Disclosure Schedule and the Prime Disclosure Schedule, whether vested or unvested, and issued under OptiCare's Stock Option Plans and Prime's Stock Option Plans described therein (the "Stock Option Plans"); (ii) options to purchase OptiCare Stock and Prime Common Stock listed in the OptiCare Disclosure Schedule and the Prime Disclosure Schedule pursuant to option agreements outside of the Stock Option Plans, except for the Steve Waite Options; and (iii) the warrants to purchase OptiCare Stock listed in the OptiCare Disclosure Schedule and issued pursuant to warrant agreements, (collectively, the "Outstanding Options and Warrants," and each an "Outstanding Option" or an "Outstanding Warrant"). To the fullest extent permitted under applicable law and the applicable stock option agreements, the Stock Option Plans and the warrant agreements, each of the Outstanding Options and Outstanding Warrants shall be exchanged or substituted without any action on the part of the holder thereof into an option or warrant to purchase shares of Saratoga Common Stock as of the Effective Time. The number of shares of Saratoga Common Stock that the holder of an assumed or substituted Outstanding Option or Outstanding Warrant shall be entitled to receive upon the exercise of such option or warrant shall be the same number of shares of Saratoga Common Stock as the holder of such Outstanding Option or Outstanding Warrant would have been entitled to receive pursuant to the Mergers had such holder exercised such option or warrant in full immediately prior to the Effective Time. The price per share of Saratoga Common Stock after the Effective Time shall be equal to (x) the aggregate exercise price for the shares of OptiCare Stock or Prime Common Stock otherwise purchasable pursuant to such Outstanding Option or Outstanding Warrant divided by (y) the number of shares of Saratoga Common Stock (including any fraction of a share) deemed purchasable pursuant to such Outstanding Option or Outstanding Warrant. Other than as set forth in the Outstanding Options and Warrants or as contemplated by this Agreement, the assumption and substitution of options and warrants as provided herein shall not give the holders of such options and warrants additional benefits or additional vesting rights which they did not have immediately prior to the Effective Time or relieve the holders of any obligations or restrictions applicable to their options and warrants or the shares obtainable upon exercise of their options and warrants. Only whole shares of Saratoga Common Stock shall be issued upon exercise of any Outstanding Option or Outstanding Warrant, and no certificates or scrip representing fractional shares of Saratoga Common Stock and no cash in lieu of fractional shares shall be issued upon such exercise. All fractional shares of Saratoga Common Stock which a holder of any Outstanding Option or Outstanding Warrant would otherwise be entitled to receive upon exercise thereof shall be aggregated at the time of such exercise. If a fractional share results from such aggregation, in lieu thereof such fraction shall be rounded up to one whole share of Saratoga Common Stock if it is one-half or larger and shall be rounded down to zero and cancelled without any payment or distribution with respect thereto if it is less than one-half. Prior to the Effective Time, OptiCare and Prime shall take such additional actions, if any, as are necessary under applicable law and the applicable agreements and the Stock Option Plans to assure that each Outstanding Option and Outstanding Warrant shall, from and after the Effective Time, represent only the right to purchase, upon exercise, whole shares of Saratoga Common Stock and cash in lieu of any fractional share in accordance with the provisions of this Section 2.12.

     (b) As soon as practicable after the Effective Time, Saratoga shall file a registration statement on Form S-8 or a successor form under the Securities Act with respect to the shares of Saratoga Common Stock subject to the Outstanding Options and Warrants, to the extent that Form S-8 or successor form is available to register the Outstanding Options and Warrants, and shall use its Best Efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Outstanding Options and Warrants remain outstanding.

     2.13 DIVIDENDS. No dividends or other distributions that are otherwise payable on the OptiCare Merger Consideration or the Prime Merger Consideration shall be paid to Persons entitled to receive any of such Merger Consideration until such Persons surrender their Certificates. Upon such surrender, there shall be paid to the Person in whose name a portion of such Merger Consideration shall be issued any dividends, without any interest thereon, which shall have become payable with respect to such portion of such Merger Consideration (less the amount of Taxes, if any, which may be required to be withheld thereon) between the Effective Time and the time of such surrender. After such surrender, there shall be paid to such Person any dividends on such portion of such Merger Consideration with a record date prior to such surrender and a payment date after such surrender and such payment shall be made on such payment date.

     2.14 STOCKHOLDERS MEETINGS. Saratoga, OptiCare and Prime shall each take all action necessary, in accordance with applicable law and its Certificate of Incorporation and By-laws, to convene a special or annual meeting of the holders of its capital stock entitled to vote as promptly as practicable for the purpose of considering and taking action upon this Agreement. Subject to the exercise of its good faith judgment as to its fiduciary duties to its stockholders imposed by law, as advised by outside counsel, the board of directors of Saratoga, OptiCare and Prime will each recommend that holders of its capital stock vote in favor of and approve the respective Mergers and the adoption of this Agreement at such meeting. At such meeting, all of the shares of Saratoga, OptiCare and Prime capital stock entitled to vote then owned by Saratoga, OptiCare, Prime, OptiCare Sub, Prime Sub, or any other Subsidiary of any of them, or with respect to which Saratoga, OptiCare, Prime, OptiCare Sub, Prime Sub, or any other Subsidiary of any of them holds the power to direct the voting, will be voted in favor of approval of the respective Mergers and adoption of this Agreement.

     2.15 ASSISTANCE IN CONSUMMATION OF THE MERGERS. Each of Saratoga, OptiCare Sub, Prime Sub, OptiCare and Prime shall provide all reasonable assistance to, and shall cooperate with, each other to bring about the consummation of the Mergers as soon as possible in accordance with the terms and conditions of this Agreement. Saratoga shall cause OptiCare Sub and Prime Sub to perform all of their obligations in connection with this Agreement.

     2.16 TRANSFER TAXES. Saratoga, OptiCare and Prime shall cooperate in the preparation, execution and filing of all Tax Returns, applications or other documents regarding any Taxes which become payable in connection with the Mergers other than transfer or stamp taxes payable in respect of transfers pursuant to any delivery of shares of Saratoga Common Stock to be made to a Person other than the registered holder of the Certificates surrendered in exchange therefor in accordance with Section 2.11(b).

     2.17 FURTHER ASSURANCES. If at any time after the Effective Time Saratoga, the Prime Surviving Corporation or the OptiCare Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in it, the title to any property or right of Prime, Prime Sub, OptiCare or OptiCare Sub acquired or to be acquired by reason of, or as a result of, the respective Mergers, or (b) otherwise to carry out the purposes of this Agreement, Prime, Prime Sub, OptiCare and OptiCare Sub agree that Saratoga, the Prime Surviving Corporation or the OptiCare Surviving Corporation, as appropriate, and its proper officers and directors may, shall and will execute and deliver all such property, deeds, assignments and assurances in law and do all other acts necessary, desirable or proper to vest, perfect or confirm title to such property or right in Saratoga, the Prime Surviving Corporation or the OptiCare Surviving Corporation, as the case may be, and otherwise to carry out the purposes of this Agreement, and that the proper officers and directors of Prime, Prime Sub, OptiCare and OptiCare Sub and the proper officers and directors of Saratoga, the Prime Surviving Corporation or the OptiCare Surviving Corporation, as the case may be, are fully authorized in the name of Prime, Prime Sub, OptiCare or OptiCare Sub or otherwise to take any and all such action.


                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE PARTIES

     Each Party represents and warrants to each of the Other Parties as follows:

     3.1 ORGANIZATION AND GOOD STANDING. (a) Part 3.1 of the Representing Party's Disclosure Schedule contains a complete and accurate list for the Representing Party and its Subsidiaries of its jurisdiction of incorporation, other jurisdictions in which it is authorized to do business, and its capitalization (including in the case of its Subsidiaries the identity of each stockholder and the number of shares held by each). Each of the Representing Party and its Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under Applicable Contracts. Each of the Representing Party and its Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification. Part 3.1 of the Representing Party's Disclosure Schedule lists each such state or other jurisdiction. Apart from its Subsidiaries, the Representing Party does not directly or indirectly own, control or have any interest in any corporation, company, general or limited partnership, limited liability company, joint venture, trust, association or other entity.

     (b) The Representing Party has delivered to the Other Parties copies of the Organizational Documents of the Representing Party and its Subsidiaries, as currently in effect.

     3.2 AUTHORITY; NO CONFLICT. (a) The Representing Party has the corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the Contemplated Transactions have been duly authorized by the Representing Party's board of directors. Except for the approval of the holders of a majority of the shares of the Representing Party's common stock or, in the case of OptiCare, the OptiCare Shares, no other corporate proceedings on the part of the Representing Party are necessary to authorize this Agreement and the Contemplated Transactions. This Agreement constitutes a valid and binding obligation of the Representing Party enforceable in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought.

     (b) Except as set forth in Part 3.2 of the Representing Party's Disclosure Schedule or in connection or compliance with the HSR Act, the Securities Act, the Securities Exchange Act, the dissenters' rights provisions of the DGCL and the CBCA, or the securities or blue sky laws or regulations of the various states, neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

         (i) contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of the Representing Party, or
       (B) any resolution adopted by the board of directors or the stockholders of the Representing Party;

         (ii) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which the Representing Party or any of its Subsidiaries, or any of the assets owned or used by the Representing Party or any of its Subsidiaries, may be subject;

         (iii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by the Representing Party or any of its Subsidiaries or that otherwise relates to the business of, or any of the assets owned or used by, the Representing Party or any of its Subsidiaries;

         (iv) contravene, conflict with, or result in a violation or Breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; or

         (v) result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by the Representing Party or any of its Subsidiaries.

     Except for the registration statement and proxy statement referred to in
Section 5.2 and the notifications under the HSR Act referred to in Section 5.5 and except as set forth in Part 3.2 of the Representing Party's Disclosure Schedule, neither the Representing Party nor any of its Subsidiaries is or will be required to give any notice to, make any report or other filing with or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

     3.3 CAPITALIZATION. (a) With respect to Prime, Prime represents and warrants to the Other Parties that the authorized capital stock of Prime consists of (i) 15,000,000 shares of Prime Common Stock, of which 7,291,081 shares are issued and outstanding; and (ii) 5,000,000 shares of Prime Class A Preferred Stock, of which 8,000 shares are issued and outstanding (collectively the "Prime Shares"). All of the outstanding Prime Shares have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in Part 3.3 of the Representing Party's Disclosure Schedule there are no Contracts relating to the issuance, sale, or transfer of any equity securities or other securities of Prime. None of the outstanding equity securities or other securities of Prime was issued in violation of the Securities Act or any other Legal Requirement. Except as set forth in Part 3.3 of the Representing Party's Disclosure Schedule, Prime does not own, or have any Contract to acquire, any equity securities or other securities of any Person. As of the date of this Agreement, except as set forth in Part 3.3 of the Representing Party's Disclosure Schedule, Prime does not have and is not bound by any outstanding subscriptions, options, warrants, calls, stock appreciation rights, commitments or agreements of any character calling for the purchase or issuance of any Prime Shares or any other equity security of Prime or any securities representing the right to purchase or otherwise receive any Prime Shares.

     (b) With respect to OptiCare, OptiCare represents and warrants to the Other Parties that the authorized capital stock of OptiCare consists of (i) 1,200,000 shares of OptiCare Common Stock, of which no shares are issued and outstanding; (ii) 160,000 shares of OptiCare Class A Preferred Stock, of which 152,754 shares are issued and outstanding; and (iii) 640,000 shares of OptiCare Class B Preferred Stock, of which 221,046 shares are issued and outstanding (collectively, the "OptiCare Shares"). All of the outstanding OptiCare Shares have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in Part 3.3 of the Representing Party's Disclosure Schedule there are no Contracts relating to the issuance, sale, or transfer of any equity securities or other securities of OptiCare. None of the outstanding equity securities or other securities of OptiCare was issued in violation of the Securities Act or any other Legal Requirement. Except as set forth in Part 3.3 of the Representing Party's Disclosure Schedule, OptiCare does not own, or have any Contract to acquire, any equity securities or other securities of any Person. As of the date of this Agreement, except as set forth in Part 3.3 of the Representing Party's Disclosure Schedule, OptiCare does not have and is not bound by any outstanding subscriptions, options, warrants, calls, stock appreciation rights, commitments or agreements of any character calling for the purchase or issuance of any OptiCare Shares or any other equity security of OptiCare or any securities representing the right to purchase or otherwise receive any OptiCare Shares.

     (c) With respect to Prime Sub, Prime Sub represents and warrants to the Other Parties that the authorized capital stock of Prime Sub consists of 2,000 shares of Prime Sub Common Stock, of which 100 shares are issued and outstanding (the "Prime Sub Shares"). All of the outstanding Prime Sub Shares have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in Part 3.3 of the Representing Party's Disclosure Schedule there are no Contracts relating to the issuance, sale, or transfer of any equity securities or other securities of Prime Sub. None of the outstanding equity securities or other securities of Prime Sub was issued in violation of the Securities Act or any other Legal Requirement. Except as set forth in Part 3.3 of the Representing Party's Disclosure Schedule, Prime Sub does not own, or have any Contract to acquire, any equity securities or other securities of any Person. As of the date of this Agreement, except as set forth in Part 3.3 of the Representing Party's Disclosure Schedule, Prime Sub does not have and is not bound by any outstanding subscriptions, options, warrants, calls, stock appreciation rights, commitments or agreements of any character calling for the purchase or issuance of any Prime Sub Shares or any other equity security of Prime Sub or any securities representing the right to purchase or otherwise receive any Prime Sub Shares.

     (d) With respect to OptiCare Sub, OptiCare Sub represents and warrants to the Other Parties that the authorized capital stock of OptiCare Sub consists of 2,000 shares of OptiCare Sub Common Stock, of which 100 shares are issued and outstanding (the "OptiCare Sub Shares"). All of the outstanding OptiCare Sub Shares have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in Part
   3.3 of the Representing Party's Disclosure Schedule there are no Contracts relating to the issuance, sale, or transfer of any equity securities or other securities of OptiCare Sub. None of the outstanding equity securities or other securities of OptiCare Sub was issued in violation of the Securities Act or any other Legal Requirement. Except as set forth in Part
   3.3 of the Representing Party's Disclosure Schedule, OptiCare Sub does not own, or have any Contract to acquire, any equity securities or other securities of any Person. As of the date of this Agreement, except as set forth in Part 3.3 of the Representing Party's Disclosure Schedule, OptiCare Sub does not have and is not bound by any outstanding subscriptions, options, warrants, calls, stock appreciation rights, commitments or agreements of any character calling for the purchase or issuance of any OptiCare Sub Shares or any other equity security of OptiCare Sub or any securities representing the right to purchase or otherwise receive any OptiCare Sub Shares.

     (e) With respect to Saratoga, Saratoga represents and warrants to the Other Parties that the authorized capital stock of Saratoga consists of 50,000,000 shares of Saratoga Common Stock, of which 3,465,292 shares are issued and outstanding (the "Saratoga Shares") and 5,000,000 shares of preferred stock, of which no shares are issued and outstanding. All of the outstanding Saratoga Shares have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in Part 3.3 of the Representing Party's Disclosure Schedule there are no Contracts relating to the issuance, sale, or transfer of any equity securities or other securities of Saratoga. None of the outstanding equity securities or other securities of Saratoga was issued in violation of the Securities Act or any other Legal Requirement. Except as set forth in Part 3.3 of the Representing Party's Disclosure Schedule, Saratoga does not own, or have any Contract to acquire, any equity securities or other securities of any Person. As of the date of this Agreement, except as set forth in Part 3.3 of the Representing Party's Disclosure Schedule, Saratoga does not have and is not bound by any outstanding subscriptions, options, warrants, calls, stock appreciation rights, commitments or agreements of any character calling for the purchase or issuance of any Saratoga Shares or any other equity security of Saratoga or any securities representing the right to purchase or otherwise receive any Saratoga Shares.

     3.4 FINANCIAL STATEMENTS. The Representing Party has delivered to the Other Parties or will deliver as soon as available: (a) consolidated balance sheets of the Representing Party and its Subsidiaries as at December 31 in each of the years 1996 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the fiscal years then ended, together with the report thereon of the independent auditor for such Representing Party, and (b) a consolidated balance sheet of the Representing Party and its Subsidiaries as at December 31, 1998 (including the notes thereto, the "Balance Sheet"), and the related consolidated statements of income, stockholders' equity, and cash flows for the fiscal year then ended, together with the report thereon of the auditor for such Representing Party; provided, however, that, notwithstanding the foregoing, the financial statements of OptiCare referred to in this Section 3.4 are combined financial statements of OptiCare and affiliate and not consolidated. Such financial statements and notes fairly present, or when delivered to the Other Parties will fairly present, the financial condition and the results of operations, changes in stockholders' equity, and cash flow of the Representing Party and its Subsidiaries as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP. The financial statements referred to in this Section 3.4 reflect the consistent application of such accounting principles throughout the periods involved. No financial statements of any Person other than the Representing Party and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Representing Party and its Subsidiaries. For purposes of this Agreement, the term "Balance Sheet" means, in the cases of OptiCare and Saratoga, their respective audited consolidated balance sheet, including the notes thereto, as at December 31, 1998 and, in the case of Prime, its audited consolidated balance sheet, including the notes thereto, as at December 31, 1997.

     3.5 BOOKS AND RECORDS. The books of account, minute books, stock record books, and other records of the Representing Party and its Subsidiaries, all of which have been made available to the Other Parties, are complete and correct and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. The minute books of the Representing Party and its Subsidiaries contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the boards of directors, and committees of the boards of directors of the Representing Party and its Subsidiaries, and no meeting of any such stockholders, board of directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Representing Party and its Subsidiaries.

     3.6 TITLE TO PROPERTIES; ENCUMBRANCES. Part 3.6 of the Representing Party's Disclosure Schedule contains a complete and accurate list of all real property, leaseholds or other interests in real property owned by the Representing Party and its Subsidiaries. The Representing Party and its Subsidiaries each own (with good and marketable title in the case of real property) all the properties and assets (whether real, personal, or mixed and whether tangible or intangible) that it purports to own, including all of the properties and assets reflected in the Balance Sheet (except for assets held under capitalized leases disclosed in Part 3.6 of the Representing Party's Disclosure Schedule and personal property sold since the date of the Balance Sheet in the Ordinary Course of Business and consistent with past practice), and all of the properties and assets purchased or otherwise acquired by the Representing Party and its Subsidiaries since the date of the Balance Sheet (except for personal property acquired and sold since the date of the Balance Sheet in the Ordinary Course of Business and consistent with past practice). All material properties and assets reflected in the Balance Sheet are free and clear of all Encumbrances except, with respect to all such properties and assets, (a) mortgages or security interests shown on the Balance Sheet as securing specified liabilities or obligations, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (b) mortgages or security interests incurred in connection with the purchase of property or assets after the date of the Balance Sheet (such mortgages and security interests being limited to the property or assets so acquired), with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (c) liens for current Taxes not yet due, and (d) with respect to real property (i) minor imperfections of title, if any, none of which is material to the operations of the Representing Party and (ii) zoning laws and land use restrictions that do not impair the present or future use of the property subject thereto.

     3.7 CONDITION AND SUFFICIENCY OF ASSETS. The buildings, structures, furniture and equipment of the Representing Party and its Subsidiaries are in good operating condition and repair, and are adequate for the uses to which they are being put. The building, structures, furniture and equipment of the Representing Party and its Subsidiaries are sufficient for the continued conduct of the business of the Representing Party and its Subsidiaries after the Closing in substantially the same manner as conducted prior to the Closing.


     3.8 NO UNDISCLOSED LIABILITIES. Except as set forth in Part 3.8 of the Representing Party's Disclosure Schedule, each of the Representing Party and its Subsidiaries has no liabilities or obligations of the type required to be reflected on the Representing Party's Balance Sheet under GAAP (whether known or unknown and whether absolute, accrued, contingent, or otherwise) except for liabilities or obligations reflected or reserved against in the Balance Sheet and current liabilities incurred in the Ordinary Course of Business since the date thereof.

     3.9 TAXES. (a) Each of the Representing Party and its Subsidiaries has filed or caused to be filed (on a timely basis) all Tax Returns that were required to be filed by or with respect to it, pursuant to applicable Legal Requirements. The Representing Party has delivered to the Other Parties copies of, and Part 3.9 of the Representing Party's Disclosure Schedule contains a complete and accurate list of, all such Tax Returns filed since the later of December 31, 1995 or the incorporation of the Representing Party. The Representing Party and its Subsidiaries have paid, or made provision for the payment of, all Taxes that have or may have become due pursuant to those Tax Returns or otherwise, or pursuant to any assessment received by the Representing Party or its

Subsidiaries, except such Taxes, if any, as are listed in Part 3.9 of the Representing Party's Disclosure Schedule and are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided in the Balance Sheet.

     (b) The United States federal and state income Tax Returns of the Representing Party and its Subsidiaries were last audited by the IRS or relevant state tax authorities for the taxable years set forth in Part 3.9 of the Representing Party's Disclosure Schedule. Part 3.9 of the Representing Party's Disclosure Schedule contains a complete and accurate list of the last audits of all such Tax Returns, including a reasonably detailed description of the nature and outcome of each such audit. All deficiencies proposed as a result of such audits have been paid, reserved against, settled, or, as described in Part 3.9 of the Representing Party's Disclosure Schedule, are being contested in good faith by appropriate proceedings. Part 3.9 of the Representing Party's Disclosure Schedule describes all adjustments to the United States federal income Tax Returns filed by the Representing Party and its Subsidiaries for all taxable years since the later of December 31, 1995 or the incorporation of the Representing Party, and the resulting deficiencies proposed by the IRS. Except as described in Part 3.9 of the Representing Party's Disclosure Schedule, neither the Representing Party nor any of its Subsidiaries has given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other Person) of any statute of limitations relating to the payment of Taxes of the Representing Party or any of its Subsidiaries or for which the Representing Party or any of its Subsidiaries may be liable.

     (c) The charges, accruals, and reserves with respect to Taxes on the books of the Representing Party and its Subsidiaries are adequate (determined in accordance with GAAP) and are at least equal to the Liability of the Representing Party and its Subsidiaries for Taxes. There exists no proposed tax assessment against the Representing Party and its Subsidiaries except as disclosed in the Balance Sheet or in Part 3.9 of the Representing Party's Disclosure Schedule. No consent to the application of
   Section 341(f)(2) of the IRC has been filed with respect to any property or assets held, acquired, or to be acquired by the Representing Party and its Subsidiaries. All Taxes that each of the Representing Party and its Subsidiaries is or was required by Legal Requirements to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Body or other Person.

     (d) All Tax Returns filed by the Representing Party and its Subsidiaries are true, correct, and complete. There is no tax sharing agreement that will require any payment by the Representing Party and its Subsidiaries after the date of this Agreement.

     3.10 NO MATERIAL ADVERSE CHANGE. Except as described in the Representing Party's Disclosure Schedule, since the date of the Balance Sheet, there has been no change, event, occurrence or development in the business, operations, properties, prospects, assets, or condition of the Representing Party and its Subsidiaries that has had or could reasonably be foreseen to have a Material Adverse Effect on the Representing Party or its ability to consummate the Contemplated Transactions.

     3.11A 401(K) PLAN. (a) Except as otherwise set forth in Part 3.11A of the Representing Party's Disclosure Schedule, the Representing Party currently maintains the 401(k) Plan set forth in Part 3.11A of the Representing Party's Disclosure Schedule. The 401(k) Plan is the only Pension Benefit Plan intended to be qualified under Section 401(a) or 403(a) of the IRC ever maintained by the Representing Party or with respect to which the Representing Party has or may have a Liability.

     (b) The Representing Party has heretofore delivered to the Other Parties with respect to the 401(k) Plan true and correct copies of the following:

         (i) the 401(k) Plan including all amendments thereto through the Closing Date;

         (ii) each trust agreement and insurance Contract pertaining to the investment of assets of the 401(k) Plan or the payment of benefits thereunder, including all amendments thereto through the Closing Date;

         (iii) the most recent determination letter issued by the IRS with respect to the 401(k) Plan and a copy of any demonstration or amendment submitted in order to obtain the determination letter;

         (iv) IRS Forms 5500, including applicable schedules thereto, filed with respect to the 401(k) Plan for each of the three (3) most recent plan years;

         (v) all financial statements and accountant's opinions relating to the 401(k) Plan for each of the three (3) most recent plan years;

         (vi) the summary plan description with respect to the 401(k) Plan and any summaries of material modification;

         (vii) copies of all correspondence with the IRS, the DOL or the SEC regarding the 401(k) Plan;

         (viii) summary annual reports for the 401(k) Plan for each of the three (3) most recent plan years;

         (ix) all administrative forms and related documents used in connection with the administration of the 401(k) Plan;

         (x) a copy of each Fiduciary liability insurance policy and each fidelity bond covering any Fiduciary with respect to the 401(k) Plan;

         (xi) names and addresses and each Contract with any investment manager, investment adviser, trustee, independent Fiduciary, administrator, consultant, auditor, actuary, law firm or record keeper with respect to the 401(k) Plan;

         (xii) a description of all claims threatened or pending with respect to the 401(k) Plan and any facts that could give rise to any claims or Liability against the 401(k) Plan or against the Representing Party with respect to the 401(k) Plan;

         (xiii) worksheets demonstrating the 401(k) Plan's compliance for the three (3) most recent plan years with the following, if applicable: the coverage requirements of Section 410(b) of the IRC; the actual deferral percentage and actual contribution percentage tests of Sections 401(k) and 401(m) of the IRC; the maximum contribution limitations of Section 415 of the IRC; and the top-heavy requirements of Section 416 of the IRC; and

     (c) The 401(k) Plan has complied with the applicable provisions of the IRC from its initial effective date, except to the extent that any noncompliance is not likely to have a Material Adverse Effect on the Representing Party, the trust adopted in connection therewith is exempt from Tax pursuant to Section 501(a) of the IRC, and all contributions ever made to the 401(k) Plan and trust are deductible pursuant to Section 404 of the IRC, all as evidenced by a favorable determination letter or letters issued by the IRS with respect to the 401(k) Plan. The Representing Party has no Knowledge of any facts, circumstances, actions, or failures to act that would adversely affect such compliance or any such determination by the IRS or would preclude the issuance of a favorable determination letter by the IRS if the Representing Party were to seek a determination letter from the IRS on the Closing Date with respect to the 401(k) Plan.

     (d) The Representing Party and each Fiduciary with respect to the 401(k) Plan has in all respects performed all obligations required to be performed by it or them under the 401(k) Plan and is not in default under, or in violation of, the 401(k) Plan, except to the extent any nonperformance or default or violation is not likely to have a Material Adverse Effect on the Representing Party, and the Representing Party has no Knowledge of any default or violation under the terms of the 401(k) Plan, ERISA or the IRC by any Person with respect to the 401(k) Plan, except to the extent such default or violation is not likely to have a Material Adverse Effect on the Representing Party.

     (e) Since the initial effective date of the 401(k) Plan, there has not been with respect to the 401(k) Plan: (i) any "prohibited transaction" as defined in Section 406 of ERISA and Section

   4975 of the IRC; (ii) any amendments which decrease any accrued benefits, eliminate or reduce any early retirement benefit or retirement-type subsidy, or eliminate any optional form of benefit, in violation of Section 411(d)(6) of the IRC or 204(g) of ERISA; or (iii) any other event or condition with respect to the 401(k) Plan creating a Liability under ERISA or the IRC, except to the extent that such Liability is not likely to have a Material Adverse Effect on the Representing Party.

     (f) All contributions required to have been made under the 401(k) Plan have been duly made.

     (g) The 401(k) Plan has operated since its inception in compliance with the reporting and disclosure requirements imposed under ERISA and the IRC, except where noncompliance is not likely to result in a Material Adverse Effect on the Representing Party.

       (h) The 401(k) Plan is not liable for any Taxes.

     (i) The 401(k) Plan is not currently under investigation, audit or review by the IRS or the DOL, and the Representing Party has no Knowledge that any such action is contemplated or under consideration.

     (j) There are no Proceedings pending or threatened with respect to the 401(k) Plan and the Representing Party has no Knowledge of any facts that could give rise to Proceedings against the 401(k) Plan, any Fiduciary with respect to the 401(k) Plan or against the Representing Party with respect to the 401(k) Plan.

     3.11B WELFARE BENEFIT PLANS. (a) Set forth in Part 3.11B of the Representing Party's Disclosure Schedule is a true and complete list of all Welfare Benefit Plans maintained by the Representing Party or with respect to which the Representing Party has or may have a Liability. Each Welfare Benefit Plan has complied since its initial effective date with the applicable provisions of the IRC and ERISA, except to the extent that any noncompliance is not likely to have a Material Adverse Effect on the Representing Party. Any trust adopted in connection with any Welfare Benefit Plan, including any VEBA, has been exempt since its initial effective date from Federal income Taxes. All contributions ever made to such Plans and trusts, if any, have been deductible by the Representing Party for Federal income Tax purposes.

     (b) The Representing Party has not at any time maintained, participated in or contributed to a "multiple employer welfare arrangement", as defined in Section 3(40) of ERISA, with respect to any of its Employees.

     (c) The Representing Party has heretofore delivered to the Other Parties with respect to its Welfare Benefit Plans true and correct copies of the following:

         (i) each Welfare Benefit Plan document and all amendments thereto;

         (ii) each trust agreement, VEBA and insurance Contract including any stop-loss policies and, with respect to any VEBA, IRS Form 1024 and any determination letters obtained with respect to the VEBA;

         (iii) IRS Forms 5500, if any, including applicable schedules thereto, filed with respect to each of the Welfare Benefit Plans for each of the three (3) most recent plan years;

         (iv) all financial statements and accountant's opinions, if any, relating to the Welfare Benefit Plans for each of the three (3) most recent plan years;

         (v) the summary plan description and summaries of material modification with respect to each Welfare Benefit Plan;

         (vi) copies of all correspondence with the IRS or the DOL regarding any Welfare Benefit Plan;

         (vii) summary annual reports, if any, for each of the Welfare Benefit Plans for each of the three (3) most recent plan years;

         (viii) all administrative forms and related documents used in connection with the administration of the Welfare Benefit Plans, including the most recent sample COBRA notices and HIPAA notices and certificates of creditable coverage;

         (ix) each Fiduciary liability insurance policy and each fidelity bond covering any Fiduciary with respect to the Welfare Benefit Plans;

         (x) each Contract with any independent Fiduciary, consultant, administrator or record keeper relative to any Welfare Benefit Plan;

         (xi) a report of the claims experience under any self-insured Welfare Benefit Plan for the three (3) most recent plan years; and

         (xii) a description of all claims threatened or pending with respect to any Welfare Benefit Plan and any facts that could give rise to any claims or Liability against any Welfare Benefit Plan or against the Representing Party with respect to any Welfare Benefit Plan other than routine claims for benefits under any Welfare Benefit Plan.

     (d) The Representing Party and each Fiduciary have performed all obligations required to be performed under each Welfare Benefit Plan in accordance with its terms and in compliance with the applicable requirements of ERISA and the IRC, except to the extent that any nonperformance or noncompliance is not likely to have a Material Adverse Effect on the Representing Party, and the Representing Party has no Knowledge of any default or violation under the terms of any Welfare Benefit Plan, ERISA or the IRC by any Person with respect to any Welfare Benefit Plan, except to the extent that any such default or violation is not likely to have a Material Adverse Effect on the Representing Party.

     (e) All contributions required to have been made under each of the Welfare Benefit Plans have been duly made and all payments due to third-party administrators or other service providers with respect to each Welfare Benefit Plan have been made. The Representing Party's Financial Statements reflect all contributions made by the Employees to any self-insured Welfare Benefit Plans or made by the Representing Party on behalf of the Employees to any unfunded or self-insured Welfare Benefit Plan pursuant to a cafeteria plan under Section 125 of the IRC.

     (f) Each Welfare Benefit Plan has operated since its inception in compliance with the reporting and disclosure requirements imposed under ERISA and the IRC except where noncompliance is not likely to have a Material Adverse Effect on the Representing Party.

     (g) No Welfare Benefit Plan is liable for any Taxes.

     (h) The Representing Party and any member of the Representing Party's Controlled Group have complied in all respects with the group health plan continuation coverage requirements of COBRA and neither the Representing Party nor any member of the Controlled Group is or could be liable for an excise Tax under COBRA except to the extent that any noncompliance or Liability is not likely to have a Material Adverse Effect on the Representing Party.

     (i) No Welfare Benefit Plan is currently under investigation, audit or review by the IRS or the DOL and the Representing Party has no Knowledge that any such action is contemplated or under consideration.

     (j) There are no Proceedings pending or threatened with respect to any Welfare Benefit Plan and the Representing Party has no Knowledge of any facts that could give rise to any Proceedings against any Welfare Benefit Plan, any Fiduciary with respect to any Welfare Benefit Plan or against the Representing Party with respect to any Welfare Benefit Plan.

     (k) The Representing Party does not maintain, nor has it ever maintained, a Welfare Benefit Plan that provides benefits to current or former Employees of the Representing Party beyond their termination of employment other than on an employee-pay-all basis.

     (l) The Representing Party does not maintain, nor has it ever maintained, a Welfare Benefit Plan or any custom or policy that provides severance benefits to former Employees of the Representing Party on account of their termination of employment.

     (m) With respect to any Welfare Benefit Plan that is subject to HIPAA, the Representing Party has complied in all respects with the requirements of HIPAA, except to the extent that noncompliance is not likely to result in a Material Adverse Effect on the Representing Party.

     3.11C EMPLOYEE BENEFIT PLANS. (a) Set forth in Part 3.11C of the Representing Party's Disclosure Schedule is a complete list of the Employee Benefit Plans currently in effect, other than the Employee Benefit Plans set forth in Parts 3.11A and 3.11B of the Representing Party's Disclosure Schedule.


     (b) With respect to the Employee Benefit Plans set forth in Part 3.11C of the Representing Party's Disclosure Schedule, the Representing Party has heretofore delivered to the Other Parties true and correct copies of the following:

         (i) a list of each such Employee Benefit Plan maintained by the Representing Party during the past three (3) years;

         (ii) each valuation, if any, of the liabilities and the reserves associated with each such Employee Benefit Plan consistent with Statement of Financial Accounting Standards 87; and

         (iii) a copy of each employee handbook or other document concerning any such Employee Benefit Plan in effect during the past three (3) years.

     (c) The Representing Party has performed all obligations required to be performed by it under the Employee Benefit Plans set forth in Part 3.11C of the Representing Party's Disclosure Schedule and is not and will not be in default under, or in violation of, said Employee Benefit Plans, except to the extent any nonperformance or default or violation is not likely to have a Material Adverse Effect on the Representing Party, and the Representing Party has no Knowledge of any such default or violation by any other Person with respect to such Employee Benefit Plans, except to the extent that such default or violation is not likely to have a Material Adverse Effect on the Representing Party.

     (d) All contributions required to have been made under the Employee Benefit Plans set forth in Part 3.11C of the Representing Party's Disclosure Schedule have been duly made.

     (e) No Employee Benefit Plan set forth in Part 3.11C of the Representing Party's Disclosure Schedule is under investigation, audit or review by the IRS, the DOL or the SEC and the Representing Party has no Knowledge that any such action is under consideration.

     (f) There are no Proceedings pending or threatened with respect to any Employee Benefit Plan set forth in Part 3.11C of the Representing Party's Disclosure Schedule and the Representing Party has no Knowledge of any facts that could give rise to any Proceedings against any such Employee Benefit Plan or against the Representing Party with respect to any such Employee Benefit Plan.

     (g) Each Employee Benefit Plan set forth in Part 3.11C of the Representing Party's Disclosure Schedule has operated since its inception in compliance with all applicable Laws except to the extent that any noncompliance is not likely to have a Material Adverse Effect on the Representing Party.

     (h) Neither the execution of this Agreement or any of the documents related to this Agreement nor the consummation of the transactions contemplated hereby or by any of such related documents will:

         (i) entitle any Person to severance pay or other compensation, other than compensation for future services;

         (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any Person;

         (iii) constitute or result in a prohibited transaction under Section 4975 of the IRC or Sections 406 or 407 of ERISA;

         (iv) constitute a "deemed severance" or "deemed termination" under any Contract or under any State or Federal Law; or

         (v) cause any amounts payable under any Employee Benefit Plan or employment Contract to be non-deductible for Federal income Tax purposes by reason of IRC Section 280G.

     3.12 COMPLIANCE WITH LEGAL REQUIREMENTS; GOVERNMENTAL AUTHORIZATIONS. (a) Except as set forth in Part 3.12 of the Representing Party's Disclosure Schedule and except where the existence of facts, actions or conditions contrary to those set forth below in this subsection would not have a Material Adverse Effect on the Representing Party, to the Knowledge of the Representing
Party:

         (i) each of the Representing Party and its Subsidiaries is, and at all times since the later of December 31, 1995 or the incorporation of the Representing Party, has been, in full compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets;

         (ii) no event has occurred or circumstance exists that (with or without notice or lapse of time) (A) may constitute or result in a violation by the Representing Party and its Subsidiaries of, or a failure on the part of the Representing Party and its Subsidiaries to comply with, any Legal Requirement, or (B) may give rise to any obligation on the part of the Representing Party and its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

         (iii) each of the Representing Party and its Subsidiaries has not received, at any time since the later of December 31, 1995 or the incorporation of the Representing Party, any notice or other written communication from any Governmental Body or any other Person regarding
       (A) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement, or (B) any actual, alleged, possible, or potential obligation on the part of the Representing Party and its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

     (b) Part 3.12 of the Representing Party's Disclosure Schedule contains a complete and accurate list of each Governmental Authorization that is held by the Representing Party or any of its Subsidiaries or that otherwise relates to the business of, or to any of the assets owned or used by, the Representing Party or any of its Subsidiaries. Each Governmental Authorization listed or required to be listed in Part 3.12 of the Representing Party's Disclosure Schedule is valid and in full force and effect. Except as set forth in Part 3.12 of the Representing Party's Disclosure Schedule and except where the existence of facts, actions or conditions contrary to those set forth below in this subsection would not have a Material Adverse Effect on the Representing Party, to the Knowledge of the Representing Party:

         (i) each of the Representing Party and its Subsidiaries is, and at all times since the later of December 31, 1995 or the incorporation of the Representing Party, has been, in full compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Part 3.12 of the Representing Party's Disclosure Schedule;

         (ii) no event has occurred or circumstance exists that may (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in Part 3.12 of the Representing Party's Disclosure Schedule, or
       (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Governmental Authorization listed or required to be listed in Part 3.12 of the Representing Party's Disclosure Schedule;

         (iii) each of the Representing Parties and its Subsidiaries has not received, at any time since the later of December 31, 1995 or the incorporation of the Representing Party, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any Governmental Authorization, or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Governmental Authorization;

         (iv) all applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in Part
       3.12 of the Representing Party's Disclosure Schedule have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies;

         (v) neither the Representing Party or any of its Subsidiaries, nor, to the Knowledge of any of them, any employee or independent contractor of the Representing Party or any Subsidiary has, in connection with the business of the Representing Party or any Subsidiary, engaged in any activities which are prohibited, or are cause for civil penalties or mandatory or permissive exclusion from (A) any private payor program; or
       (B) Medicare or Medicaid, under Sections 1320a-7, 1320a-7a, 1320a-7b, or 1395nn of Title 42 of the United States Code, the federal CHAMPUS statute, or the regulations promulgated pursuant to such statutes or related state or local statutes or regulations or by rules of professional conduct, including, but not limited to, the following:

            (1) knowingly and willfully making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment;

            (2) knowingly and willfully making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit or payment;

            (3) presenting or causing to be presented a claim for reimbursement for services under CHAMPUS, Medicare, Medicaid, or other state health care program that is for an item or service that is known to be (x) not provided as claimed or (y) false or fraudulent;

            (4) failing to disclose knowledge by a claimant of the occurrence of any event affecting the initial or continued right to any benefit or payment on claimant's own behalf or on behalf of another, with intent to fraudulently secure such benefit or payment;

            (5) knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind (x) in return for referring an individual to a Person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by CHAMPUS, Medicare or Medicaid, or other state health care program, or (y) in return for purchasing, leasing, or ordering or arranging for or recommending purchasing, leasing, or ordering of any good, facility, service, or item for which payment may be made in whole or part by CHAMPUS, Medicare or Medicaid or other state health care program; or

            (6) knowingly and willfully making or causing to be made or inducing or seeking to induce the making of any false statement or representation (or omitting to state a fact required to be stated therein or necessary to make the statements contained therein not misleading) of a material fact with respect to (x) the conditions or operations of a facility in order that the facility may qualify for CHAMPUS, Medicare, Medicaid or other state health care program certification, or (y) information required to be provided under 42 U.S.C. Section 1320a-3.

         (vi) neither the Representing Party or any of its Subsidiaries, nor, to the Knowledge of any of them, any agent, Employee or independent contractor of the Representing Party or any Subsidiary has, in connection with the business of the Representing Party or any Subsidiary (A) made or agreed to make any contribution, payment, or gift to any customer, supplier, landlord, political candidate, governmental official, employee, or agent where either the contribution, payment, or gift or the purpose thereof was illegal under any law or regulation; (B) established or maintained any unrecorded fund or asset for any purpose or made any false entries on its respective books and records for any reason; (C) made or agreed to make any contribution, or reimbursed any political gift or contribution made by any other Person, to any candidate for federal, state, or local public office in violation of any law or regulation; or (D) submitted any claim for services rendered or reimbursement for expenses to any Person where the services were not actually rendered or the expenses were not actually incurred;

         (vii) neither the Representing Party or any of its Subsidiaries, nor, to the Knowledge of any of them, any agent, employee or independent contractor of the Representing Party or any Subsidiary has, in connection with the business of the Representing Party or any Subsidiary, engaged in any activities which are prohibited under the federal Controlled Substance Act, 21 U.S.C. Section 801 et seq. or the regulations promulgated pursuant to such statute or any related state or local statutes or regulations concerning the dispensing and sale of controlled substances;

         (viii) in connection with all Contracts with any federal, state, or local governmental body or agency, the Representing Party and its Subsidiaries have complied with all applicable accounting requirements and procedures required by such body or agency;

         (ix) all educational programs conducted by the Representing Party or any Subsidiary which purport to be accredited have been accredited by the Accreditation Council for Continuing Medical Education; and

         (x) there is no legal or regulatory requirement that the shareholders, or any of them, of the Representing Party or any Subsidiary be a licensed physician in order to conduct its business as currently conducted.

     The Governmental Authorizations listed in Part 3.12 of the Representing Party's Disclosure Schedule collectively constitute all of the Governmental Authorizations necessary to permit each of the Representing Party and its Subsidiaries to lawfully conduct and operate its business in the manner it currently conducts and operates such businesses and to permit it to own and use its assets in the manner in which it currently owns and uses such assets.

     3.13 LEGAL PROCEEDINGS; ORDERS. (a) Except as set forth in Part 3.13 of the Representing Party's Disclosure Schedule, there is no pending Proceeding:

         (i) that has been commenced by or against the Representing Party or any of its Subsidiaries or that otherwise relates to or may affect the business of, or any of the assets owned or used by, the Representing Party or any of its Subsidiaries; or

         (ii) that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions.

     To the Knowledge of the Representing Party, no such Proceeding has been Threatened. The Representing Party has delivered to the Other Parties copies of all pleadings, correspondence, and other documents relating to each Proceeding listed in Part 3.13 of the Representing Party's Disclosure Schedule. Except as listed in Part 3.15 of the Disclosure Schedule, the Proceedings will not have a Material Adverse Effect on the business, operations, assets, condition, or prospects of the Representing Party.

       (b) Except as set forth in Part 3.13 of the Representing Party's Disclosure Schedule:

         (i) there is no Order to which the Representing Party, any of its Subsidiaries, or any of the assets owned or used by the Representing Party or any of its Subsidiaries, is subject;

         (ii) none of the Representing Party and its Subsidiaries is subject to any Order that relates to the business of, or any of the assets owned or used by, the Representing Party or any of its Subsidiaries; and

         (iii) to the Knowledge of the Representing Party, no officer, director, agent, or employee of the Representing Party or any of its Subsidiaries is subject to any Order that prohibits such officer, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to the business of the Representing Party or any of its Subsidiaries.

       (c) Except as set forth in Part 3.13 of the Representing Party's Disclosure Schedule:

         (i) each of the Representing Party and its Subsidiaries is, and at all times since the later of December 31, 1995 or the incorporation of the Representing Party, has been, in full compliance with all of the terms and requirements of each Order to which it, or any of the assets owned or used by it, is or has been subject;

         (ii) no event has occurred or circumstance exists that may constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which the Representing Party, any of its Subsidiaries, or any of the assets owned or used by the Representing Party or any of its Subsidiaries, is subject; and

         (iii) none of the Representing Party and its Subsidiaries has received, at any time since the later of December 31, 1995 or the incorporation of the Representing Party, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any term or requirement of any Order to which the Representing Party, any of its Subsidiaries, or any of the assets owned or used by the Representing Party or any of its Subsidiaries, is or has been subject.

     3.14 ABSENCE OF CERTAIN CHANGES AND EVENTS. Except as set forth in Part
3.14 of the Representing Party's Disclosure Schedule, since the date of the Balance Sheet, each of the Representing Party and its Subsidiaries has conducted its business only in the Ordinary Course of Business and there has not been any:

     (a) change in the authorized or issued capital stock of the Representing Party or any of its Subsidiaries; grant of any stock option or right to purchase shares of capital stock of the Representing Party or any of its Subsidiaries; issuance of any security convertible into such capital stock; grant of any registration rights; purchase, redemption, retirement, or other acquisition by the Representing Party or any of its Subsidiaries of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

     (b) amendment to the Organizational Documents of the Representing Party or any of its Subsidiaries;

     (c) payment by the Representing Party or any of its Subsidiaries of any bonuses or material increase in the salaries, or other compensation to any stockholder, director, officer, or (except in the Ordinary Course of Business) employee or entry into any employment, severance, or similar Contract with any director, officer, or employee;

     (d) adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other Employee Benefit Plan for or with any employees of the Representing Party or any of its Subsidiaries;

     (e) damage to or destruction or loss of any asset or property of the Representing Party or any of its Subsidiaries, whether or not covered by insurance, materially and adversely affecting the properties, assets, business, financial condition, or prospects of the Representing Party or any of its Subsidiaries;

     (f) entry into, termination of, or receipt of notice of termination of
   (i) any license, distributorship, dealer, sales representative, joint venture, credit, or similar agreement, or (ii) any Contract or transaction involving a total remaining commitment by or to the Representing Party or any of its Subsidiaries of at least $25,000;

     (g) sale (other than sales of inventory in the Ordinary Course of Business), lease, or other disposition of any asset or property of the Representing Party or any of its Subsidiaries or mortgage, pledge, or imposition of any lien or other Encumbrance on any material asset or property of the Representing Party or any of its Subsidiaries, including the sale, lease, or other disposition of any of the Intellectual Property Assets;

     (h) cancellation or waiver of any claims or rights with a value to the Representing Party or any of its Subsidiaries in excess of $25,000;

     (i) material change in the accounting methods used by the Representing Party or any of its Subsidiaries;

     (j) increase in the outstanding amount of indebtedness of the Representing Party and its Subsidiaries, except as shown on the Balance Sheet or incurred in the Ordinary Course of Business;

     (k) giving of any guaranty or other undertaking of the indebtedness or obligation of any Person, except in the Ordinary Course of Business; or

     (l) agreement, whether oral or written, by the Representing Party or any of its Subsidiaries to do any of the foregoing.

     To the Knowledge of the Representing Party, no supplier, customer, physician or physician group intends to cease doing business with, or materially alter its business arrangements with, the Representing Party or any of its Subsidiaries after the Mergers.

     3.15 CONTRACTS; NO DEFAULTS. (a) Part 3.15(a) of the Representing Party's Disclosure Schedule contains a complete and accurate list, and the Representing Party has delivered to the Other Parties true and complete copies, of:

         (i) each Applicable Contract that involves performance of services or delivery of goods or materials by the Representing Party or any of its Subsidiaries of an amount or value in excess of $25,000;

         (ii) each Applicable Contract that involves performance of services or delivery of goods or materials to the Representing Party or any of its Subsidiaries of an amount or value in excess of $25,000;

         (iii) each Applicable Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts of the Representing Party or any of its Subsidiaries in excess of $25,000;

         (iv) each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Applicable Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $25,000 and with terms of less than one year);

         (v) each licensing agreement or other Applicable Contract with respect to patents, trademarks, copyrights, or other intellectual property, including agreements with current or former employees, consultants, or contractors regarding the appropriation or the non-disclosure of any of the Intellectual Property Assets;

         (vi) each collective bargaining agreement and other Applicable Contract to or with any labor union or other employee representative of a group of employees;

         (vii) each joint venture, partnership, and other Applicable Contract (however named) involving a sharing of profits, losses, costs, or liabilities by the Representing Party or any of its Subsidiaries with any other Person;

         (viii) each Applicable Contract containing covenants that in any way purport to restrict the business activity of the Representing Party or any of its Subsidiaries or any Affiliate of the Representing Party or any of its Subsidiaries or limit the freedom of the Representing Party or any of its Subsidiaries or any Affiliate of the Representing Party or any of its Subsidiaries to engage in any line of business or to compete with any Person;

         (ix) each Applicable Contract providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods;

         (x) each power of attorney that is currently effective and outstanding;

         (xi) each Applicable Contract entered into other than in the Ordinary Course of Business that contains or provides for an express undertaking by the Representing Party or any of its Subsidiaries to be responsible for consequential damages;

         (xii) each Applicable Contract for capital expenditures in excess of $25,000;

         (xiii) each written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by the Representing Party or any of its Subsidiaries other than in the Ordinary Course of Business; and

         (xiv) each amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.

     (b) Except as set forth in Part 3.15(b) of the Representing Party's Disclosure Schedule, to the Knowledge of the Representing Party, no officer, director, agent, employee, consultant, or contractor of the Representing Party or any of its Subsidiaries is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant, or contractor to (A) engage in or continue any conduct, activity, or practice relating to the business of the Representing Party or any of its Subsidiaries, or (B) assign to the Representing Party or any of its Subsidiaries or to any other Person any rights to any invention, improvement, or discovery.

     (c) Except as set forth in Part 3.15(c) of the Representing Party's Disclosure Schedule, each Contract identified or required to be identified in Part 3.15(a) of the Representing Party's Disclosure Schedule is in full force and effect and is valid and enforceable in accordance with its terms.


     (d) Except as set forth in Part 3.15(d) of the Representing Party's Disclosure Schedule:

         (i) each of the Representing Party and its Subsidiaries is, and at all times since the later of December 31, 1995 or the incorporation of the Representing Party has been, in full compliance with all applicable terms and requirements of each Contract under which the Representing Party or any of its Subsidiaries has or had any obligation or Liability or by which the Representing Party or any of its Subsidiaries or any of the assets owned or used by the Representing Party or any of its Subsidiaries is or was bound;

         (ii) each other Person that has or had any obligation or Liability under any Contract under which the Representing Party or any of its Subsidiaries has or had any rights is, and at all times since the later of December 31, 1995 or the incorporation of the Representing Party has been, in full compliance with all applicable terms and requirements of such Contract;

         (iii) no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or Breach of, or give the Representing Party or any of its Subsidiaries or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; and

         (iv) the Representing Party and its Subsidiaries have not given to or received from any other Person, at any time since the later of December 31, 1995 or the incorporation of the Representing Party, any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential violation or Breach of, or default under, any Contract.

     (e) There are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to the Representing Party or any of its Subsidiaries under current or completed Contracts with any Person and no such Person has made written demand for such renegotiation, except in the case of Prime for renegotiations and attempts to renegotiate Contracts which it intends to replace with the Prime Physician Agreements and its Contract with Bank Austria.

     (f) The Contracts relating to the sale, design, manufacture, or provision of products or services by the Representing Party and its Subsidiaries have been entered into in the Ordinary Course of Business and have been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in violation of any Legal Requirement.

     3.16 INSURANCE. (a) The Representing Party has delivered to the Other
   Parties:

         (i) true and complete copies of all policies of insurance to which the Representing Party or any of its Subsidiaries is a party or under which the Representing Party or any of its Subsidiaries, or any director of the Representing Party or any of its Subsidiaries, is or has been covered at any time within the three (3) years preceding the date of this Agreement;

         (ii) true and complete copies of all pending applications for policies of insurance; and

         (iii) any statement by the auditor of the Representing Party's financial statements with regard to the adequacy of such entity's coverage or of the reserves for claims.

       (b) Part 3.16(b) of the Representing Party's Disclosure Schedule describes:

         (i) any self-insurance arrangement by or affecting the Representing Party or any of its Subsidiaries, including any reserves established thereunder;

         (ii) any Contract or arrangement, other than a policy of insurance, for the transfer or sharing of any risk by the Representing Party or any of its Subsidiaries; and

         (iii) all obligations of the Representing Party or any of its Subsidiaries to third parties with respect to insurance (including such obligations under leases and service agreements) and identifies the policy under which such coverage is provided.

     (c) Part 3.16(c) of the Representing Party's Disclosure Schedule sets forth, by year, for the current policy year and each of the three (3) preceding policy years:

         (i) a summary of the loss experience under each policy;

         (ii) a statement describing each claim under an insurance policy for an amount in excess of $25,000, which sets forth:

            (A) the name of the claimant;

            (B) a description of the policy by insurer, type of insurance, and period of coverage; and

            (C) the amount and a brief description of the claim; and

         (iii) a statement describing the loss experience for all claims that were self-insured, including the number and aggregate cost of such claims.

       (d) Except as set forth on Part 3.16(d) of the Representing Party's Disclosure Schedule:

         (i) All policies to which the Representing Party or any of its Subsidiaries is a party or that provide coverage to the Representing Party or any of its Subsidiaries, or any director or officer of the Representing Party or any of its Subsidiaries:

            (A) are valid, outstanding, and enforceable;

            (B) are issued by an insurer that is financially sound and reputable;

            (C) taken together, provide adequate insurance coverage for the assets and the operations of the Representing Party and its Subsidiaries;

            (D) are sufficient for compliance with all Legal Requirements and Contracts to which the Representing Party or any of its Subsidiaries is a party or by which it is bound;

            (E) will continue in full force and effect following the consummation of the Contemplated Transactions; and

            (F) except for policies for worker's compensation insurance, copies of which have been furnished to the Other Parties and loss experience under which has been disclosed pursuant to Section 3.16(c), do not provide for any retrospective premium adjustment or other experienced-based Liability on the part of the Representing Party or any of its Subsidiaries.

         (ii) None of the Representing Party and its Subsidiaries has received
       (A) any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or (B) any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder.

         (iii) Each of the Representing Party and its Subsidiaries has paid all premiums due, and has otherwise performed all of its respective obligations, under each policy to which it is a party or that provides coverage to it or a director thereof.

         (iv) Each of the Representing Party and its Subsidiaries has given notice to the insurer of all claims that may be insured thereby.

     3.17 ENVIRONMENTAL MATTERS. Except as set forth in Part 3.17 of the Representing Party's Disclosure Schedule and except where the existence of facts, actions or conditions contrary to those set forth in Subsections (a) and
(b) of this Section would not have a Material Adverse Effect on the Representing Party, to the Knowledge of the Representing Party:

     (a) It and its Subsidiaries have complied at all times with applicable Environmental Laws; no property (including buildings and any other structures) currently or formerly owned or operated by it or any of its Subsidiaries has been contaminated with, or has had any release of, any Hazardous Substance in such form or substance so as to create any liability for it or its Subsidiaries; it is not subject to liability for any Hazardous Substance disposal or contamination on any other third-party property; within the last six years, it and its Subsidiaries have not received any notice, demand letter, claim or request for information alleging any violation of, or liability of it or any of its Subsidiaries under, any Environmental Law; it and its Subsidiaries are not subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law; it and its Subsidiaries are not aware of any reasonably likely liability relating to environmental circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products or polychlorinated biphenyls) involving it or one of its Subsidiaries, or any currently or formerly owned or operated property; and it has made available to the other Parties copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to it or one of its Subsidiaries or any currently or formerly owned or operated property.

     (b) Neither the Representing Party or any of its Subsidiaries, nor to their Knowledge, any agent, employee, or independent contractor of the Representing Party or any Subsidiary is, in connection with the business of the Representing Party or any Subsidiary, in violation of, or the subject of any Proceeding by any governmental authority under, the Medical Waste Tracking Act, 42 U.S.C. Section 6992 et seq., or any applicable state or local government statute, ordinance or regulation dealing with the disposal of medical wastes (collectively, "Medical Waste Laws"). The Representing Party, its Subsidiaries, and, to their Knowledge, the agents, employees and independent contractors of the Representing Party and its Subsidiaries, as it relates to the business of the Representing Party or any Subsidiary, are in compliance with any permits required by the Medical Waste Laws relating to medical waste disposal. All disposal of medical waste by the Representing Party, its Subsidiaries, and, to their Knowledge, the agents, employees and independent contractors of the Representing Party and its Subsidiaries has been in compliance with the Medical Waste Laws, except where the failure to so comply would not have a Material Adverse Effect on the Representing Party.

     3.18 EMPLOYEES. (a) Part 3.18 of the Representing Party's Disclosure Schedule contains a complete and accurate list of the following information for each employee or director of the Representing Party and its Subsidiaries earning One Hundred Thousand Dollars ($100,000) per year or more, including each employee on leave of absence or layoff status: employer; name; job title; current compensation paid or payable and any change in compensation since January 1, 1998; vacation accrued; and service credited for purposes of vesting and eligibility to participate under the Representing Party's and its Subsidiaries' pension, retirement, profit-sharing, thrift-savings, deferred compensation, stock bonus, stock option, cash bonus, employee stock ownership (including investment credit or payroll stock ownership), severance pay, insurance, medical, welfare, or vacation plan, other Employee Benefit Plan or any director plan.

     (b) No employee or director of the Representing Party or any of its Subsidiaries is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, noncompetition, or proprietary rights agreement, between such employee or director and any other Person ("Proprietary Rights Agreement") that in any way adversely affects or will affect (i) the performance of his duties as an employee or director of the Representing Party or any of its Subsidiaries, or (ii) the ability of the Representing Party or any of its Subsidiaries to conduct its business, including any Proprietary Rights Agreement with the Representing Party or any of its Subsidiaries by any such employee or director. To the Knowledge of the Representing Party, no director, officer, or other key employee of the Representing Party or any of its Subsidiaries intends to terminate his employment with the Representing Party or any of its Subsidiaries.

     3.19 LABOR RELATIONS; COMPLIANCE. Neither the Representing Party nor any of its Subsidiaries has been or is a party to any collective bargaining or other labor Contract. There has not been, there is not presently pending or existing, and, to the Knowledge of the Representing Party, there is not Threatened, (a) any strike, slowdown, picketing, work stoppage, or employee grievance process, (b) any Proceeding against or affecting the Representing Party or any of its Subsidiaries relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Body, organizational activity, or other labor or employment dispute against or affecting any of the Representing Party and its Subsidiaries or their premises, or (c) any application for certification of a collective bargaining agent. No event has occurred or circumstance exists that could provide the Basis for any work stoppage or other labor dispute. There is no lockout of any employees by the Representing Party or any of its Subsidiaries, and no such action is contemplated by the Representing Party and its Subsidiaries. Each of the Representing Party and its Subsidiaries has complied in all respects with all Legal Requirements relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health, and plant closing. Neither the Representing Party nor any of its Subsidiaries is liable for the payment of any compensation, damages, Taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing Legal Requirements.

     3.20 INTELLECTUAL PROPERTY. Part 3.20 of the Representing Party's Disclosure Schedule lists all patents, trademarks, trade names, service marks, trade secrets, copyrights, applications and licenses and other proprietary intellectual property rights and licenses which are owned by the Representing Party or any of its Subsidiaries and which are material to the businesses of the Representing Party and its Subsidiaries (the "Intellectual Property") and all licenses and other agreements pertaining to the Intellectual Property; the Representing Party or a Subsidiary owns or has valid rights to use the Intellectual Property; and the Representing Party does not have any Knowledge of any conflict with the rights of it and its Subsidiaries therein or any Knowledge of any conflict by them with the rights of others therein which have had, or would reasonably be expected to have, a Material Adverse Effect on the Representing Party. Neither the Mergers nor the Contemplated Transactions will have a Material Adverse Effect on the rights of the Representing Party or any of its Subsidiaries in respect of any of the Intellectual Property.

     3.21 CERTAIN PAYMENTS. None of the Representing Party, any of its Subsidiaries, any director, officer, agent, or employee of the Representing Party or any of its Subsidiaries, or, to the Knowledge of the Representing Party or any of its Subsidiaries, any other Person associated with or acting for or on behalf of the Representing Party or any of its Subsidiaries, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions, or for special concessions already obtained, for or in respect of the Representing Party or any of its Subsidiaries or any Affiliate of the Representing Party or any of its Subsidiaries, or (iv) in violation of any Legal Requirement, or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Representing Party and its Subsidiaries.

     3.22 RELATIONSHIPS WITH RELATED PERSONS. Except as set forth in Part 3.22 of the Representing Party's Disclosure Schedule, no Related Person of the Representing Party or any of its Subsidiaries has, or since the first day of the next to last completed fiscal year of the Representing Party has had, any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to the business of the Representing Party and its Subsidiaries. No Related Person of the Representing Party or any of its Subsidiaries is, or since the first day of the next to last completed fiscal year of the Representing Party has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that has (i) had business dealings or a material financial interest in any transaction with the Representing Party or any of its Subsidiaries, other than business dealings or transactions conducted in the Ordinary Course of Business with the Representing Party and its Subsidiaries at substantially prevailing market prices and on substantially prevailing market terms, or (ii) engaged in competition with the Representing Party or any of its Subsidiaries with respect to any line of the products or services of the Representing Party and its Subsidiaries in any market presently served by the Representing Party or any of its Subsidiaries (a "Competing Business"), except for less than one percent (1%) of the outstanding capital stock of any Competing Business that is publicly traded on any recognized exchange or in the over-the-counter market. Except as set forth in Part 3.22 of the Representing Party's Disclosure Schedule, no Related Person of the Representing Party or any of its Subsidiaries is a party to any Contract with, or has any claim or right against, the Representing Party or any of its Subsidiaries.

     3.23 BROKERS OR FINDERS. Except as set forth in Part 3.23 of the Representing Party's Disclosure Schedule, the Representing Party and its Subsidiaries and agents have incurred no obligation or Liability, contingent or otherwise, or taken any action which would give rise to a valid claim against any Party, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

     3.24 SEC FILINGS. This representation and warranty is made by Saratoga only to OptiCare and Prime: Saratoga has filed with the SEC all forms, reports and documents required to be filed by it with the SEC since January 1, 1997 and has made available to each of OptiCare and Prime true and complete copies of its (i) Annual Report on Form 10-K for the year ended December 31, 1997, as filed with the SEC; and (ii) all other reports, statements and registration statements (including Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed by it with the SEC since December 31, 1997 (collectively, the "SEC Filings"). As of their respective dates, the SEC Filings (including all exhibits and schedules thereto and documents incorporated by reference therein), did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     3.25 DISCLOSURE. (a) No representation or warranty of the Representing Party in this Agreement and no statement in the Representing Party's Disclosure Schedule omits to state a material fact necessary to make the statements herein or therein, in the light of the circumstances in which they were made, not misleading.

     (b) No notice given pursuant to this Agreement will contain any untrue statement or omit to state a material fact necessary to make the statements therein or in this Agreement, in the light of the circumstances in which they were made, not misleading.

     (c) There is no fact known to the Representing Party that has specific application to the Representing Party and its Subsidiaries (other than general economic or industry conditions) and that has had, or, as far as the Representing Party can reasonably foresee, will have a Material Adverse Effect on the Representing Party that has not been set forth in this Agreement or the Representing Party's Disclosure Schedule.


                                  ARTICLE IV

                    CONDUCT OF BUSINESS PENDING THE MERGERS

     4.1 CONDUCT OF BUSINESS PENDING THE MERGERS. Prior to the Effective Date, except as specifically provided in this Agreement, unless the Parties shall otherwise agree in writing:

     (a) except as set forth in Part 4.1(a) of the Saratoga Disclosure Schedule, the OptiCare Disclosure Schedule and the Prime Disclosure Schedule, each of Saratoga, OptiCare and Prime shall, and shall cause its Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and shall, and shall cause its Subsidiaries to, use their reasonable efforts to preserve intact their present business organizations and preserve their relationships with physicians, customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. Each of Saratoga, OptiCare and Prime shall, and shall cause its Subsidiaries to,
   (i) maintain insurance coverages and its books, accounts and records in the usual manner consistent with prior practices; (ii) comply in all material respects with all applicable Legal Requirements; (iii) maintain and keep its properties and equipment in good repair, working order and condition, ordinary wear and tear excepted; and (iv) perform in all material respects its obligations under all material Contracts and commitments to which it is a party or by which it is bound;

     (b) except as set forth in Part 4.1(b) of the Saratoga Disclosure Schedule, the OptiCare Disclosure Schedule and the Prime Disclosure Schedule, and except as required by this Agreement, each of Saratoga, OptiCare and Prime shall not and shall not propose to (i) sell or pledge or agree to sell or pledge any capital stock owned by it in any of its Subsidiaries, (ii) amend its Certificate of Incorporation or By-laws, (iii) split, combine or reclassify its outstanding capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or declare, set aside or pay any dividend or other distribution payable in cash, stock or property, or (iv) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any shares of its capital stock;

     (c) except as set forth in Part 4.1(c) of the Saratoga Disclosure Schedule, the OptiCare Disclosure Schedule and the Prime Disclosure Schedule, each of Saratoga, OptiCare and Prime shall not, nor shall it permit any of its Subsidiaries to, (i) issue, deliver or sell or agree to issue, deliver or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class, any indebtedness having the right to vote on matters on which its shareholders may vote, or any option, rights or warrants to acquire, or securities, convertible into, shares of capital stock; (ii) acquire, lease or dispose of or agree to acquire, lease or dispose of any capital assets or any other assets other than in the Ordinary Course of Business; (iii) incur additional indebtedness or encumber or grant a security interest in any asset or enter into any other material transaction other than in each case in the Ordinary Course of Business; (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in, or by any other manner, any business or any Person; or (v) enter into any Contract, commitment or arrangement with respect to any of the foregoing;

     (d) except as disclosed in Part 4.1(d) of the Saratoga Disclosure Schedule, the OptiCare Disclosure Schedule and the Prime Disclosure Schedule, each of Saratoga, OptiCare and Prime shall not, nor shall it permit any of its Subsidiaries to, except as required to comply with applicable law and except as provided in Section 6.1(n), enter into a new (or amend any existing) Employee Benefit Plan or any new (or amend any existing) employment, severance or consulting agreement, grant any general increase in the compensation of directors, officers or Employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) or grant any increase in the compensation payable or to become payable to any director, officer or Employee, except in any of the foregoing cases in accordance with preexisting contractual provisions or in the Ordinary Course of Business;

     (e) each of Saratoga, OptiCare and Prime shall not, and shall not permit any of its Subsidiaries to, settle any material claim, action or Proceeding involving money damages or waive or release any material rights or claims, except in the Ordinary Course of Business;

     (f) each of Saratoga, OptiCare and Prime shall not, and shall not permit any of its Subsidiaries to, change its methods of accounting in effect at December 31, 1998, except as required by changes in GAAP as concurred in by its independent auditors, or change any of its methods of reporting income and deductions for Federal income tax purposes from those employed in the preparation of the Federal income tax returns of it and its Subsidiaries for the taxable years ending December 31, 1998, 1997 and 1996, except as required by changes in applicable Legal Requirements;

     (g) each of Saratoga, OptiCare and Prime shall not, and shall not permit any of its Subsidiaries to, take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Mergers set forth in Article VI not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable Legal Requirements; and

     (h) each of Saratoga, OptiCare and Prime shall not, and shall not permit any of its Subsidiaries to, agree to, or make any commitment to, take any of the actions prohibited by this Section 4.1.

     4.2 CONDUCT OF BUSINESS OF PRIME SUB AND OPTICARE SUB. During the period from the date of this Agreement to the Effective Time, neither Prime Sub nor OptiCare Sub shall engage in any activities of any nature except as provided in or contemplated by this Agreement.


                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1 ACCESS AND INFORMATION. Each of the Parties and their respective Subsidiaries shall afford to the Other Parties and to the Other Parties' Representatives reasonable access during normal business hours (and at such other times as the Parties may mutually agree) throughout the period prior to the Effective Time to all of its properties, books, Contracts, commitments, records and

Employees and, during such period, each shall furnish promptly to the other (a) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal or state securities laws, and (b) all other information concerning its business, properties and Employees as the other may reasonably request. Each of the Parties shall hold, and shall cause their respective Employees and Representatives to hold, in confidence all such information in accordance with the terms of the Confidentiality Agreement dated November 5, 1998 between them.

     5.2 PROXY STATEMENT. The Parties shall cooperate and Saratoga shall promptly prepare and file with the SEC as soon as practicable, a proxy statement with respect to Saratoga's stockholder meeting referred to in Section
2.15 and a registration statement on Form S-4 with respect to the Common Stock of Saratoga to be issued in the Mergers (the "Proxy Statement/Prospectus"), which shall comply as to form in all material respects with the applicable provisions of the Securities Act, the Securities Exchange Act and the rules and regulations thereunder. OptiCare and Prime shall each pay in advance, at the request of Saratoga, one-half of the filing fees and the reasonable printing, mailing and other expenses related to the registration statement and the Proxy Statement/Prospectus. Saratoga shall use its Best Efforts, and the other Parties will cooperate with Saratoga, to have the Proxy Statement/Prospectus cleared and made effective by the SEC as promptly as practicable. Saratoga also shall use its Best Efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the Contemplated Transactions. Saratoga shall, as promptly as practicable, provide copies of any written comments received from the SEC with respect to the Proxy Statement/Prospectus to the Other Parties and advise the Other Parties of any oral comments with respect to the Proxy Statement/Prospectus received from the SEC. The Parties agree that none of the information supplied or to be supplied by them for inclusion or incorporation by reference in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the Shareholder Meetings, will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. For purposes of the foregoing, it is understood and agreed that information concerning or related to each Party and its Shareholder Meeting will be deemed to have been supplied by such Party. Saratoga will provide the Other Parties with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement/Prospectus prior to filing it with the SEC, and will provide the Other Parties with a copy of all such filings made with the SEC. No amendment or supplement to the information supplied by any Party for inclusion in the Proxy Statement/Prospectus shall be made without the approval of such Party, which approval shall not be unreasonably withheld or delayed.

     5.3 EMPLOYEE MATTERS. As of the Effective Time, the Employees of Saratoga shall resign and the Employees of OptiCare and Prime and each of their Subsidiaries shall continue employment with the OptiCare Surviving Corporation or the Prime Surviving Corporation, as the case may be, and each of their Subsidiaries, respectively, in the same positions and at the same level of wages and/or salary and without having incurred a termination of employment or separation from service; provided, however, except as may be specifically required by applicable law or any Contract, such Surviving Corporations and their Subsidiaries shall not be obligated to continue any employment relationship with any Employee for any specific period of time. Except with respect to the Stock Option Plans to be terminated as provided by Section 2.12, as of the Effective Time, such Surviving Corporations shall be the sponsor of the Employee Benefit Plans sponsored by the respective Parties immediately prior to the Effective Time, and such Surviving Corporations and their Subsidiaries shall satisfy all obligations and Liabilities under such Employee Benefit Plans, provided that nothing herein shall prevent the Surviving Corporations and their Subsidiaries from modifying or terminating such Employee Benefit Plans from time to time. To the extent any Employee Benefit Plan is made available to the Employees of the Surviving Corporations or their
Subsidiaries: (a) service with Prime or OptiCare and their Subsidiaries by any Employee prior to the Effective Time shall be credited for eligibility and vesting purposes under such plan, and (b) with respect to any Welfare Benefit Plans to which such Employees may become eligible, such plans shall provide credit for any co-payments or deductibles by such Employees and waive all preexisting condition exclusions and waiting periods, other than limitations or waiting periods that have not been satisfied under any Welfare Benefit Plans maintained by the Parties and their Subsidiaries for their Employees prior to the Effective Date.


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

     5.4 INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. (a) The Parties agree that all rights to indemnification existing in favor of the directors, officers or Employees of Saratoga, OptiCare, Prime and the Surviving Corporations (the "Indemnified Parties") as provided in their respective Certificates of Incorporation or By-laws, as in effect as of the date hereof, with respect to matters occurring prior to and through the Effective Time, shall survive the Mergers and shall continue in full force and effect for a period of not less than six (6) years from the Effective Time. The Parties agree that Saratoga shall, and shall cause the Surviving Corporations to, obtain and maintain in effect for not less than six (6) years after the Effective Time the current policies of directors' and officers' liability insurance maintained by OptiCare and Prime, respectively, with respect to matters occurring on or prior to the Effective Time; provided, however, that the Surviving Corporations may substitute therefor policies of at least the same coverage (with carriers comparable to OptiCare's and Prime's existing carriers) containing terms and conditions which are no less advantageous to the Indemnified Parties; and provided, further, that the Surviving Corporations shall not be required in order to maintain or procure such coverage to pay an annual premium in excess of an amount to be mutually agreed upon by the Parties before the Effective Time (the "Cap"); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, the Surviving Corporations shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap. In addition, OptiCare and Prime will investigate, with Saratoga's cooperation, the availability and cost of acquiring directors' and officers' liability insurance for Saratoga which will provide coverage for matters occurring on or prior to the Effective Time and, if OptiCare and Prime then decide in their sole discretion that such insurance should be purchased, they will agree to Saratoga purchasing such insurance in such amounts, for such time and on such terms as they, in their sole discretion, may determine.

     (b) In the event that any action, suit, Proceeding or investigation relating hereto or to the Contemplated Transactions is commenced, whether before or after the Effective Time, the Parties agree to cooperate and use their respective reasonable efforts to vigorously defend against and respond thereto.

     (c) In the event Saratoga or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Saratoga assume the obligations set forth in this Section 5.4.

     (d) The provisions of this Section 5.4 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and his or her heirs, executors, administrators, and legal representatives.

     5.5 HSR ACT. The Parties shall use their Best Efforts to file as soon as practicable notifications required under the HSR Act (and not heretofore obtained) in connection with the Mergers and the transactions contemplated hereby, and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other governmental authority in connection with antitrust matters. Each Party agrees not to, and will cause its Representatives not to, initiate substantive discussions with representatives of the applicable antitrust regulatory authorities concerning their review of the Mergers and the Contemplated Transactions under the HSR Act without the prior consent of the Other Parties hereto, and will not engage in substantive discussions with such authorities without notifying the Other Parties hereto promptly thereafter of the substance and content of such discussions.

     5.6 ADDITIONAL AGREEMENTS. (a) Subject to the terms and conditions herein provided, each of the Parties hereto agrees to use its Best Efforts to take, or cause to be taken, all actions and


                                      A-42
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to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Contemplated Transactions, including using their Best Efforts to obtain all necessary waivers, Consents and approvals to effect all necessary registrations and filings (including, but not limited to, filings under the HSR Act and with the SEC and all other applicable Governmental Bodies) and to lift any injunction to the Mergers (and, in such case, to proceed with the Mergers as expeditiously as possible).

     (b) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of Saratoga, OptiCare, Prime, OptiCare Sub, Prime Sub and the Surviving Corporations shall take all such necessary action.

     5.7 ADVICE OF CHANGES; SEC FILINGS. OptiCare and Prime shall confer on a reasonably regular basis on operational matters. The Parties shall promptly advise each other orally and in writing of any change or event that has had, or could reasonably be expected to have, a Material Adverse Effect on them. The Parties shall promptly provide each other (or their respective counsel) copies of all filings made by such party with the SEC or any Governmental Body in connection with this Agreement and the Contemplated Transactions.

     5.8 RESTRUCTURING OF MERGER. Upon the mutual agreement of the Parties, (a) the Prime Merger shall be restructured in the form of a forward subsidiary merger of Prime into Prime Sub, with Prime Sub being the surviving corporation, and/or (b) the OptiCare Merger shall be restructured in the form of a merger of Saratoga into OptiCare, with OptiCare being the surviving corporation, or in the form of a forward or reverse subsidiary merger of OptiCare with another Subsidiary of Saratoga. In such event, this Agreement shall be deemed appropriately modified to reflect such form or forms of merger.

     5.9 STATE TAKEOVER STATUTES. Each Party will take all steps necessary to exempt (or continue the exemption of) the Mergers and the transactions contemplated hereby from, and challenge the validity of, any applicable state takeover law, as now or hereafter in effect.

     5.10 AFFILIATE AGREEMENTS. OptiCare and Prime have each included in their respective Disclosure Schedules a list of each Person that, to its Knowledge, is or is reasonably likely to be, as of the date of its stockholder meeting referred to in Section 2.15, deemed to be an "affiliate" of it (each, a "Rule 145 Affiliate") as that term is used in Rule 145 under the Securities Act or SEC Accounting Series Releases 130 and 135. OptiCare and Prime will each deliver to Saratoga an updated list of its Rule 145 Affiliates prior to the Closing Date. OptiCare and Prime will each use their Best Efforts to cause each person who may be deemed a Rule 145 Affiliate of it to execute and deliver to it and Saratoga on or before the Closing Date an agreement in the form of Exhibit A.

     5.11 ACCOUNTANTS' LETTERS. Saratoga, OptiCare and Prime shall use its Best Efforts to cause its independent accountants to deliver to each of them, and to the directors and officers of Saratoga who sign its Registration Statement on Form S-4, a letter (1) dated the date on which the Registration Statement shall become effective and (2) a date shortly before the Effective Time, and addressed to such other Parties and such directors and officers, in form and substance customary for "comfort" letters delivered by independent accountants in accordance with Statement of Accounting Standards No. 72.

     5.12 SARATOGA VOTING. Saratoga shall vote the shares of OptiCare Sub and Prime Sub in favor of the OptiCare Merger and the Prime Merger, respectively.

     5.13 ACTION BY THE OFFICERS, DIRECTORS, ETC. OptiCare, Prime and Saratoga shall each use their respective Best Efforts to cause their respective directors and executive officers to vote any shares held by them in favor of the Prime Merger, the OptiCare Merger, and the Reverse Stock Split, as the case may be.

     5.14 MEETINGS OF STOCKHOLDERS. Promptly after the date hereof, each of Prime, OptiCare and Saratoga will take all action necessary in accordance with the DGCL and CBCA, as the


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

case may be, and their respective Certificates of Incorporation and By-laws to convene a stockholder meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon this Agreement. The Parties will consult with each other and use their respective Best Efforts to hold their stockholders meetings on the same day. The Parties will use their respective Best Efforts to solicit from their respective stockholders proxies in favor of the adoption and approval of all matters on which such stockholders are required to vote in order to permit the carrying out of the Contemplated Transactions and will take all other action necessary or advisable to secure the vote or consent of their respective stockholders required by the rules of the CBCA or the DGCL, as the case may be, to obtain such approvals.


                                  ARTICLE VI

                             CONDITIONS PRECEDENT

     6.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGERS. The respective obligations of each Party to effect the respective Mergers shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

     (a) Shareholder Approval. This Agreement and the Contemplated Transactions shall have been approved and adopted by the requisite vote of the holders of each Party's Common Stock and Preferred Stock, as the case may be.

     (b) HSR Act. The waiting period applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated.

     (c) No Orders. No preliminary or permanent injunction or other order by any federal or state court in the United States of competent jurisdiction, or any other Order, which prevents the consummation of either Merger or the Mergers shall have been issued and remain in effect (each Party agreeing to use its Best Efforts to have any such injunction lifted).

     (d) Consents Obtained. All Consents, authorizations, orders and approvals of (or filings or registrations with) any Governmental Body required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for filings in connection with the Mergers and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such Consent, authorization, order, approval, filing or registration would not have a Material Adverse Effect on the business of the Parties and their respective Subsidiaries, taken as a whole, following the Effective Date.

     (e) Performance. Unless waived by the other Parties, each Party shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Effective Time, and the representations and warranties of each Party contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date).

     (f) Stock Exchange Approval. The shares of Saratoga Common Stock which shall be issued to the shareholders of OptiCare and Prime upon consummation of the Mergers shall have been approved for listing on the AMEX or NASDAQ, as OptiCare, Prime and Saratoga shall agree, subject to official notice of issuance.

     (g) Requisite Regulatory Approvals. All regulatory approvals required to consummate the Contemplated Transactions shall have been obtained and shall remain in full force and effect and all statutory waiting periods shall have expired and no such approvals shall contain any conditions or restrictions which would reasonably be expected to result in a Material Adverse Effect on any of the Parties (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals").

     (h) No Material Adverse Change. Between the date hereof and the Effective Time, there shall have been no material adverse change in the business, financial condition, operating results, assets, customer base of any of the Parties.

     (i) Saratoga Assets. As of the Closing, Saratoga shall have no liabilities and no assets other than as described in the Saratoga Disclosure Schedule and other than cash, which cash shall be not less than One Hundred Fifty Thousand Dollars ($150,000) if the Closing Date is before July 1, 1999 and which may decrease by Ten Thousand Dollars ($10,000) per month for each month by which the Closing is delayed beyond June 30, 1999.

     (j) Change of Name. Saratoga shall have changed its corporate name to a name mutually agreed upon by OptiCare, Prime and Saratoga.

     (k) 1998 Financial Statements. As of the Closing, the financial statements referred to in Section 3.4 of Saratoga, OptiCare and Prime for the year ended December 31, 1998 shall have been audited and shall have received unqualified audit opinions. Prior to the Closing, Saratoga, Prime and OptiCare shall each have provided to the Other Parties its audited 1998 financial statements, which OptiCare, Prime and Saratoga shall have determined to be acceptable.

     (l) Saratoga Board of Directors. The Saratoga directors and officers shall resign effective as of the Effective Time, and the board of directors of Saratoga shall be reconstituted to consist as of the Effective Time of
   (a) Dean J. Yimoyines, Steven L. Ditman, Martin E. Franklin, (b) either Allan L.M. Barker ("Barker") or D. Blair Harrold ("Harrold"), as they may determine, and (c) three other persons agreed to by OptiCare and Prime.

     (m) Registration of Saratoga Common Stock. The Saratoga Common Stock to be issued to the former shareholders of OptiCare and Prime will be registered with the SEC pursuant to the appropriate registration statement.


     (n) Employment Agreements. Saratoga shall have entered into employment agreements with (i) Dean Yimoyines, M.D. as Chairman, President and Chief Executive Officer (the "CEO Employment Agreement") and (ii) management personnel who report directly to Dr. Yimoyines (the "Other Employment Agreements"), containing such terms and conditions as shall be approved by OptiCare, Prime and Saratoga. All existing employment agreements between
   (i) OptiCare or any Subsidiary of OptiCare and their respective employees and (ii) Prime or any Subsidiary of Prime and their respective employees, shall continue in accordance with their terms until replaced with new agreements, except that the employment agreements between Prime or a Subsidiary of Prime with Harrold and Barker shall be cancelled and replaced effective as of the Effective Time with new agreements as described in
   Section 6.1(ee). It is the intention of the Parties that the management of OptiCare prior to the Merger will control the operations of Saratoga and its Subsidiaries after the Effective Time.

     (o) Prime Warrants. All Warrants to purchase shares of Prime Common Stock, including the Marlin Capital Warrants and the Bank Austria Warrants, shall be converted into shares of Prime Common Stock prior to the Effective Time.

     (p) Adoption of Stock Option Plan. Saratoga shall adopt a new Stock Option Plan in a form to be agreed to by OptiCare, Prime and Saratoga providing for the grant of options to purchase shares of Saratoga Common Stock.

     (q) Bank Austria Credit Anstalt. The credit facility between Prime and Bank Austria Credit Anstalt or its affiliates, which consists of both term and revolving loan commitments and has an aggregate principal amount outstanding of approximately Forty Million Dollars ($40,000,000), shall be reengineered prior to or as of the Closing to (i) reduce the principal amount outstanding to a maximum of Twenty-Five Million Dollars ($25,000,000); (ii) revise the interest rate to be no higher than prime;
   (iii) provide that no principal payments under the term loan will be due or payable prior to January 1, 2000; and (iv) provide a repayment schedule and other terms mutually acceptable to OptiCare, Prime and Saratoga.

     (r) Seller Notes. The promissory notes issues by Prime in connection with the acquisition of the various physicians' ophthalmology practices (the "Seller Notes"), which have an aggregate principal amount outstanding of approximately Twenty-One Million Dollars ($21,000,000), shall be reengineered prior to or as of the Closing to reduce the aggregate principal amount of Seller Notes outstanding to no more than Four Million Dollars ($4,000,000) as of the Closing. In connection with the reengineering of the Seller Notes, the administrative service agreements entered into between Prime and such physicians' practices (the "ASA Agreements") shall be replaced by the Prime Physician Agreements which will revise the fees to be paid by the physicians, the non-competition provisions and other provisions under the ASA Agreements, in a manner to be agreed to by Prime and OptiCare.

     (s) Lock-up Agreements. All officers, directors and ten percent (10%) stockholders of Saratoga immediately after the Closing and certain other stockholders of Saratoga as required by OptiCare and Prime (the "Saratoga Insiders") shall enter into lock-up agreements with Saratoga pursuant to which such Saratoga Insiders (i) will agree not to sell their shares of Saratoga Common Stock for a period of one-hundred and eighty (180) days following the Closing and (ii) will agree they will thereafter notify Saratoga in advance of any sales or will give Saratoga a right of first refusal to purchase any shares of Saratoga Common Stock they wish to sell, as OptiCare and Prime may require. Physicians who have agreements with OptiCare or Prime as of the Closing shall enter into lock-up agreements with Saratoga pursuant to which each of them will agree not to sell more than twenty-five percent (25%) on a non-cumulative basis of his or her Saratoga Common Stock in any six (6) month period.

     (t) Dissenting Shareholders. OptiCare will not be required to effect the OptiCare Merger if more than five percent (5%) of the outstanding shares of any class of capital stock of OptiCare, Prime or Saratoga, if applicable, shall have demanded and perfected statutory dissenters rights in connection with the Contemplated Transactions. Prime will not be required to effect the Prime Merger if more than five percent (5%) of the outstanding shares of any class of capital stock of OptiCare, Prime or Saratoga, if applicable, shall have demanded and perfected statutory dissenters rights in connection with the Contemplated Transactions.

     (u) Reverse Stock Split. Saratoga shall have effected a reverse stock split of its common stock in a ratio agreed to by OptiCare, Prime and Saratoga (the "Reverse Stock Split") and the authorized and outstanding shares of capital stock of Saratoga immediately prior to the Effective Time shall be as agreed to by OptiCare, Prime and Saratoga.

     (v) Prime Physician Agreements. Prime shall have entered into Prime Physician Agreements with all of its physician practices, which shall be satisfactory to OptiCare and Saratoga.

     (w) OptiCare Charter Amendment. The Certificate of Incorporation of OptiCare shall have been appropriately amended so that the OptiCare Merger will not constitute a liquidation, dissolution or winding up and will not entitle any holders of any OptiCare Stock to receive any cash, securities or other property other than the OptiCare Merger Consideration.

     (x) Saratoga Stockholder Ownership. The Persons who were stockholders of Saratoga immediately before the Effective Time will own a number of shares of Saratoga Common Stock which will constitute two and one-half percent (2.5%) of the total amount of Saratoga Common Stock calculated on a primary basis to be outstanding immediately after the Effective Time, giving effect to the Reverse Stock Split and the Mergers and taking into account any shares of Saratoga Common Stock which are not issued in the Mergers and the Reverse Stock Split because they are attributable to stockholders of Saratoga and former stockholders of OptiCare and Prime who may have demanded and perfected statutory dissenters rights.

     (y) Saratoga Subsidiaries. Saratoga shall have disposed of the stock of all of its subsidiary corporations other than OptiCare Sub and Prime Sub and shall have no liabilities or obligations with respect to such corporations.

     (z) Simultaneous Effectiveness of Mergers. The Certificates of Merger shall provide that the OptiCare Merger and the Prime Merger shall be effective at the same time.

     (aa) Prime Class A Preferred Stock. The 8,000 shares of Prime Class A Preferred Stock owned by Marlin Capital, L.P. as of the date of this Agreement shall be transferred to Prime prior to the Effective Time in exchange for the following: (i) 2,000 shares shall be converted into or exchanged for shares of Prime Common Stock; (ii) 2,000 shares shall be exchanged for a promissory note of Saratoga in the principal amount of $2,000,000, due on the third anniversary of the Effective Time, bearing interest at a market rate as agreed to by OptiCare and Prime with Marlin Capital, L.P., and subordinated in right of payment to the bank debt of Saratoga and the Surviving Corporations; and (iii) 4,000 shares shall be exchanged for a redeemable, non-interest-bearing promissory note of Saratoga in the principal amount of $4,000,000, due on the third anniversary of the Effective Time, subordinated in right of payment to the bank debt of Saratoga and the Surviving Corporations, having terms (except the rate of interest) like the promissory note referred to in clause (ii) above, with a target redemption date of no more than 180 days after the Effective Time, subject to the determination by the Board of Directors of Saratoga that market conditions are favorable for Saratoga to raise at least $4,000,000 of net proceeds from a public or private sale of Saratoga Common Stock during that 180-day period, and with the further provision that if Saratoga does not complete such a sale within that 180-day period, the promissory note would begin to bear interest after that 180-day period at the rate of 9% per annum and would be redeemed at such later date as Saratoga first raised at least $4,000,000 of net proceeds from a public or private sale of Saratoga Common Stock; provided, however, that if Saratoga does not redeem such promissory note within 365 days after the Effective Time, then Marlin Capital shall thereafter have the option to convert such promissory note into Saratoga Common Stock at a conversion price equal to the greater of (x) the closing market price of Saratoga Common Stock on the first trading day after the Effective Time and (y) 90% of the average closing price of Saratoga Common Stock for the 20 trading days next preceding the conversion date. The terms of those two promissory notes shall be mutually acceptable to OptiCare, Prime and Saratoga.

     (bb) Amendment of Certain OptiCare Agreements. The following agreements shall have been amended to the satisfaction of OptiCare and Prime to accommodate the Contemplated Transactions: (i) The Amended and Restated Stockholders Agreement dated October 15, 1997 among OptiCare, Anthem Blue Cross and Blue Shield of Connecticut ("Blue Cross"), Oxford Health Plans, Inc. ("Oxford"), Nazem OptiCare Partners, L.P. ("Nazem Partners"), Christopher Kaufman ("Kaufman"), Eugene Huang ("Huang"), Fred Nazem ("Nazem"), Richard Racine ("Racine"), Philip Barak ("Barak") and other stockholders of OptiCare; (ii) Warrant Agreement dated October 15, 1997 among OptiCare, Blue Cross, Oxford, Nazem, Racine and Barak; (iii) Registration Rights Agreement dated October 15, 1997 among OptiCare, Blue Cross, Oxford, Nazem Partners, Huang and Kaufman; (iv) Stock Option and Put Agreement dated September 17, 1987, as amended, between Philip Schub, O.D., and OptiCare; and (v) 1995 Stock Purchase Agreement among OptiCare, Blue Cross and other parties.

     (cc) Waite Severance Agreement. Steven B. Waite and Prime shall have executed and delivered a severance agreement covering, among other things, the termination of his employment with Prime and the Steven Waite Options and lock-up provisions for the shares of Saratoga Common Stock he may receive in the Prime Merger, which severance agreement OptiCare shall have determined to be acceptable.

     (dd) UCC Searches. OptiCare shall have received UCC searches for Prime and its Subsidiaries and be satisfied with the Encumbrances shown thereon.

     (ee) Settlement Matters. The Settlement Agreement entered into on April 9, 1999 (the "Settlement Agreement") with respect to the civil action entitled D. Blair Harrold, et al. v. PrimeVision Health Inc. et al. filed in the Nash County Superior Court (docket no. 99-CVS-634), State of North Carolina (the "Civil Action") shall remain unmodified and in full force and effect, and the parties to the Settlement Agreement shall have taken all actions and done all things contemplated to be taken and done under the Settlement Agreement at or prior to the Effective Time, including, but not limited to, the execution and delivery of the following agreements provided for in the Settlement Agreement, all of which agreements shall be in full force and effect and all of which agreements each of OptiCare and Saratoga shall have determined to be acceptable:

         (1) Barker, Harrold and Optometric Eye Care Center, P.A. ("OECC, PA") shall have released Prime, PrimeVision of North Carolina, Inc., Consolidated Eye Care, Inc. ("CEC"), Steven B. Waite and the other parties to the Settlement Agreement from claims;

         (2) Barker and Harrold shall have delivered in escrow to the Escrow Agent designated in the Settlement Agreement papers necessary to dismiss with prejudice the Civil Action, to be filed with the court promptly following the Effective Time;

         (3) Prime, Barker and Harrold shall have executed and delivered a Share Grant Agreement under which Prime shall have issued to Barker and Harrold such number of shares of Prime Common Stock as is necessary so that they together will own an aggregate of 32% of the outstanding shares of Prime Common Stock, calculated on a primary basis, immediately before the Prime Merger;

         (4) OECC, PA shall cancel and return to CEC at the Closing the promissory note in the original principal amount of $364,896 dated August 1, 1994 executed by CEC in favor of OECC, PA;

         (5) Barker and Harrold shall have each executed and delivered an employment agreement with OptiCare, to be effective at the Effective Time, which employmentagreements will replace and supersede Barker and Harrold's employment agreements in effect on the date of this Agreement and which will have the terms summarized in Section 5 of the Settlement Agreement;

         (6) OptiCare, Barker and Harrold shall have executed and delivered the option agreement contemplated by Section 6 of the Settlement Agreement under which Barker and Harrold will have the right to purchase six specified retail business operations after the Effective Time in the event of an OptiCare liquidation because of insolvency or bankruptcy and the failure of OptiCare to meet its obligations under the new employment agreements with Barker and Harrold because only of its financial inability to do so;

         (7) CEC and OECC, PA shall have executed and delivered a new thirty
       (30) year Administrative Services Agreement as contemplated by Section 8 of the Settlement Agreement;

         (8) Prime, Barker and Harrold shall have executed and delivered the Succession Agreement contemplated by Section 9 of the Settlement Agreement, to take effect at the Effective Time, whereby at the discretion of OptiCare the ownership of OECC, PA can be passed to another Doctor of Optometry licensed in North Carolina or, to the extent permitted by North Carolina law, a Doctor of Medicine licensed in North Carolina, in either case acceptable to the OptiCare Surviving Corporation; and

         (9) Barker, Harrold and CEC shall have executed and delivered the Transfer Agreements contemplated by Section 10 of the Settlement Agreement whereby Barker and Harrold will transfer to CEC the leases for all OECC, PA retail locations, such transfers to take effect at the Effective Time.

         In addition, Barker, Harrold and OECC, PA shall have released OptiCare and its affiliates from all claims except their rights under agreements to become effective at the Effective Time.

     (ff) Request for Declaratory Ruling. The Request for Declaratory Ruling from the North Carolina State Board of Examiners in Optometry referred to in the Settlement Agreement shall have been finally resolved and disposed of in a manner satisfactory to Prime and OptiCare.

     6.2 DOCUMENTS TO BE DELIVERED. Each Party shall have delivered, or caused to be delivered, to the Other Parties at the Closing the following (collectively, the "Closing Documents"):

     (a) a certificate of such Party, signed by its President, Chief Executive Officer or Chief Financial Officer, which shall confirm that the conditions set forth in Section 6.1 with respect to such Party have been fulfilled;

     (b) a copy of the articles or certificate of incorporation of such Party, certified by the Secretary of State of the state of incorporation of such Party and a Certificate of Good Standing from the Secretary of State of the state of incorporation of such Party, and any state in which such Party is qualified as a foreign corporation, evidencing the good standing of such Party in such jurisdiction.

     (c) a copy of each of (i) the text of the resolutions adopted by the board of directors of such Party (A) authorizing the execution, delivery and performance of this Agreement and its Certificate of Merger, if applicable, and the consummation of the Contemplated Transactions and (B) recommending to it stockholders that they approve the Contemplated Transactions applicable to such Party and requiring approval by its stockholders, (ii) the minutes of the meeting of the shareholders of such Party held to consider and act on the Mergers and this Agreement and (iii) the by-laws of such Party; along with a certificate executed on behalf of such Party by its corporate secretary certifying to the other Parties that such copies are true, correct and complete copies of such resolutions, minutes and by-laws, respectively, and that such resolutions, shareholder action at such meeting and by-laws were duly adopted and have not been amended or rescinded;

     (d) an incumbency certificate executed on behalf of such Party by its corporate secretary certifying the signature and office of each officer executing this Agreement and the Certificate of Merger on its behalf;

       (e) the agreements and documents called for to satisfy the conditions in
Section 6.1; and

     (f) such other documents and instruments as the Parties shall reasonably request.


                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

     7.1 TERMINATION BY MUTUAL CONSENT. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, before or after the approval of this Agreement by the stockholders of the Parties, by the mutual consent of the Parties.

     7.2 TERMINATION BY SARATOGA, OPTICARE OR PRIME. (a) This Agreement may be terminated and the Mergers may be abandoned by action of the board of directors of either Saratoga, OptiCare or Prime if (i) the Mergers shall not have been consummated by September 30, 1999, or (ii) the approval of the stockholders of Saratoga, OptiCare and Prime required by Section 6.1(a) shall not have obtained at a meeting duly convened therefor or at any adjournment or postponement thereof, or (iii) a United States federal or state court of competent jurisdiction or United States federal or state governmental body shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions and such order, decree, ruling or other action shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this clause (iii) shall have used its Best Efforts to remove such injunction, order or decree; and provided, in the case of a termination pursuant to clause (i) above, that the terminating Party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger by September 30, 1999.

     (b) This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Date, before or after the adoption and approval by the stockholders of Saratoga, OptiCare and Prime referred to in
   Section 6.1(a), by action of the board of directors of any Party, if (i) there has been a Breach by another Party of any representation or warranty contained in this Agreement which would have or would be reasonably likely to have a Material Adverse Effect on such other Party, or (ii) there has been a material Breach of any of the covenants or agreements set forth in this Agreement on the part of another Party, which Breach is not curable or, if curable, is not cured within thirty (30) days after written notice of such Breach is given to such other Party by the terminating Party. In the event of a termination pursuant to this Subsection (b), OptiCare if it committed the Breach shall be liable to Prime, and Prime if it committed the Breach shall be liable to OptiCare, for all of the costs and expenses referred to in Section 8.3 and shall pay such costs and expenses within ten (10) days after written demand therefor.


     7.3 EFFECT OF TERMINATION AND ABANDONMENT. In the event of termination of this Agreement and the abandonment of the Mergers pursuant to this Article VII, no Party to this Agreement shall have any liability or further obligation to any other Party hereunder except (a) as set forth in Sections 5.1, 7.2(b) and
8.3 and (b) that termination will not relieve a breaching party from liability for any willful Breach of this Agreement.

     7.4 EXTENSION; WAIVER. At any time prior to the Effective Time, any Party, by action taken by its board of directors, may, to the extent legally allowed,
(a) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any Party of a Breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent Breach of the same or any other provision hereunder.

     7.5 AMENDMENT. Subject to compliance with applicable law, this Agreement may be amended by the Parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Mergers by the stockholders of the Parties; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of a Party, there may not be, without further approval of such stockholders, any amendment of this Agreement which changes the amount or the form of the consideration to be delivered to the holders of such Party's common stock hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.


                                 ARTICLE VIII

                              GENERAL PROVISIONS

     8.1 NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. All representations and warranties set forth in this Agreement shall terminate at the Effective Date. All covenants and agreements set forth in this Agreement shall survive in accordance with their terms.

     8.2 NOTICES. All notices or other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile (with proof of proper transmittal) cable, telegram, telex or other standard form of telecommunications, or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

If to OptiCare:

   OptiCare Eye Health Centers, Inc.
   87 Grandview Avenue
   Waterbury, CT 06708
   Attention:
   Dean J. Yimoyines, M.D.
   Telecopy No.:  (203) 596-2227


  With a copy to:

   Day, Berry & Howard LLP
   City Place I
   Hartford, CT 06106
   Attention:
   William H. Cuddy, Esq.
   Telecopy No.: (860) 275-0343

If to Prime:

   PrimeVision Health, Inc.
   First Union Capital Center
   150 Fayetteville Street Mall
   Suite 1620
   Raleigh, NC 27601
   Attention: President
   Telecopy No.: (919) 743-0011

  With a copy to:

   Greg Luchs, Esq.
   PrimeVision Health, Inc.
   150 Fayetteville Street Mall
   Suite 1620
   Raleigh, NC 27601
   Telecopy No.: (919) 863-3650


If to Saratoga, Prime Sub or OptiCare Sub:

   Saratoga Resources, Inc.
   2000 S. Dairy Ashford
   Suite 410
   Houston, TX 77077 Attention: Thomas Cook
   Telecopy No.: (281) 531-0022

  With a copy to:

   Kane, Kessler, P.C.
   1350 Avenue of the Americas
   New York, NY 10019
   Attention: Robert L. Lawrence, Esq.
   Telecopy No.: (212) 245-3009


or to such other address as any party may have furnished to the other parties in writing in accordance with this Section.

     8.3 FEES AND EXPENSES. Whether or not the Mergers are consummated, all costs and expenses, including reasonable attorneys' fees and expenses, incurred in connection with this Agreement and the Contemplated Transactions, including such costs and expenses of Saratoga, shall be shared equally by OptiCare and Prime, except as otherwise provided in Section 7.2(b). The costs and expenses of Saratoga shall be paid by OptiCare and Prime promptly upon delivery by Saratoga of an invoice therefor.

     8.4 PUBLICITY. So long as this Agreement is in effect, each Party agrees to consult with the Other Parties in issuing any press release or otherwise making any public statement with respect to the Contemplated Transactions, and none of them shall issue any press release or make any public statement prior to such consultation, except as may be required by Legal Requirements. The commencement of litigation relating to this Agreement or the transactions contemplated hereby or any Proceedings in connection therewith shall not be deemed a violation of this Section 8.4.

     8.5 SPECIFIC PERFORMANCE. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent Breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     8.6 ASSIGNMENT; BINDING EFFECT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement; provided that the Indemnified Parties shall be third-party beneficiaries of Saratoga's agreements contained in Section 5.4 hereof and Kane Kessler, P.C. shall be third-party beneficiaries of the agreements of OptiCare and Prime in Section 8.3 hereof.

     8.7 ENTIRE AGREEMENT. This Agreement, Exhibit A, the respective Disclosure Schedules of Saratoga, OptiCare Sub, Prime Sub, OptiCare and Prime, the Confidentiality Agreement dated November 5, 1998 and any documents delivered by the parties in connection herewith and therewith constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the Parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any Party unless made in writing and signed by all Parties.

     8.8 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with laws of the State of Delaware without regard to its rules of conflict of laws.

     8.9 COUNTERPARTS. This Agreement may be executed by the Parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the Parties. Facsimile signatures may be accepted and will be binding until replaced subsequently by originally signed signatures.

     8.10 INTERPRETATION. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations, partnerships and other entities and vice versa. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." No provision of this Agreement shall be construed to require any Party or its Subsidiaries or Affiliates to take any action which would violate any applicable Legal Requirement.

     8.11 INCORPORATION OF EXHIBITS. The respective Disclosure Schedules of Saratoga, OptiCare Sub, Prime Sub, OptiCare and Prime and Exhibit A attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

     8.12 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.


                   [BALANCE OF PAGE LEFT INTENTIONALLY BLANK]

     IN WITNESS WHEREOF, Saratoga, OptiCare Sub, Prime Sub, OptiCare and Prime have caused this Agreement to be signed by their respective officers thereunder duly authorized all as of the date first written above.


                                 SARATOGA RESOURCES, INC.



                                 By: s/ Thomas F. Cooke
                                     ------------------------------------------
                                     Name:  Thomas F. Cooke
                                     Title: President




                                 OPTICARE SHELLCO MERGER CORPORATION



                                 By: s/ Thomas F. Cooke
                                     ------------------------------------------
                                     Name:  Thomas F. Cooke
                                     Title: President




                                 PRIMEVISION SHELLCO MERGER CORPORATION



                                 By: s/ Thomas F. Cooke
                                     ------------------------------------------
                                     Name:  Thomas F. Cooke
                                     Title: President




                                 OPTICARE EYE HEALTH CENTERS, INC.



                                 By: s/ Dean J. Yimoyines
                                     ------------------------------------------
                                     Name: Dean J. Yimoyines
                                     Title:  Chairman of the Board, President
                                             and Chief Executive Officer




                                 PRIMEVISION HEALTH, INC.



                                 By: s/ David A. Durfee
                                     ------------------------------------------
                                     Name:  David A. Durfee
                                     Title: Acting President

                                                                         ANNEX B





                                    FORM OF
                            CERTIFICATE OF AMENDMENT
                                     OF THE
                          CERTIFICATE OF INCORPORATION
                                       OF
                            SARATOGA RESOURCES, INC.

                           CERTIFICATE OF AMENDMENT
                                    OF THE
                         CERTIFICATE OF INCORPORATION
                                      OF
                           SARATOGA RESOURCES, INC.

          (Under Section 242 of the Delaware General Corporation Law)

     SARATOGA RESOURCES, INC., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

     1. The name of the corporation is SARATOGA RESOURCES, INC. (the "Corporation").

     2. The certificate of incorporation is hereby amended by striking out Article FIRST thereof and substituting in lieu thereof the following new Article FIRST:

     FIRST: The name of the corporation is "OPTICARE HEALTH SYSTEMS, INC." (the "Corporation")."

     3. The certificate of incorporation is hereby amended by striking out Article FOURTH thereof and substituting in lieu thereof the following new Article FOURTH:

     "FOURTH: (i) The total number of shares of stock which the Corporation shall have authority to issue is fifty-five million (55,000,000), of which stock five million (5,000,000) shares of the par value of $0.001 each, amounting in the aggregate to $5,000, shall be designated Preferred Stock (hereinafter referred to as "Preferred Stock"), and of which stock fifty million (50,000,000) shares of the par value of $0.001 each, amounting in the aggregate to $50,000, shall be designated Common Stock (hereinafter referred to as "Common Stock").

     (ii) The Preferred Stock may be issued from time to time in one or more series, each such series to have distinctive serial designations. The Board of Directors is hereby authorized to issue the shares of Preferred Stock in such series and to fix from time to time before issuance the number of shares to be included in any series and the designation, relative powers, preferences and rights and qualifications, limitations or restrictions of all shares of such series. The authority of the Board of Directors with respect to each series shall include, without limiting the generality of the foregoing, the determination of any or all of the following:

     (1) The number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

     (2) The voting powers, if any, and whether such voting powers are full or limited in such series;

     (3) The redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

     (4) Whether dividends, if any, shall be cumulative or noncumulative, the dividend rate of such series, and the dates and preferences of dividends on such series;

     (5) The rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Corporation;


     (6) The provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes of any other series of the same or any other class or classes of stock, or any other security, of the Corporation or any other corporation, and price or prices or the rates of exchange applicable thereto;

     (7) The right, if any, to subscribe for or to purchase any securities of the Corporation or any other corporation;

       (8) The provisions, if any, of a sinking fund applicable to such series; and

     (9) Any other relative, participating, optional or other special powers, preferences, rights, qualifications, limitations or restrictions thereof;

all as shall be stated in such resolution or resolutions of the Board of Directors of the Corporation providing for the issue of such Preferred Stock (a "Preferred Stock Designation").

     (iv) Except where otherwise set forth in the resolution or resolutions adopted by the Board of Directors of the Corporation providing for the issue of any series of Preferred Stock created thereby, the number of shares comprising such series may be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board of Directors of the Corporation.

     (v) Shares of any series of Preferred Stock which have been redeemed (whether through the operation of a sinking fund or otherwise), purchased or otherwise acquired by the Corporation, or which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or classes, shall have the status of authorized and unissued shares of Preferred Stock and may be reissued as a part of the series of which they were originally a part or may be reclassified or reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors or as part of any other series of Preferred Stock, all subject to the conditions or restrictions adopted by the Board of Directors of the Corporation providing for the issue of any series of Preferred Stock and to any filing required by law.

     (vi) Each share of Common Stock shall entitle the holder thereof to one vote, in person or by proxy, at any and all meetings of the stockholders of the Corporation on all propositions before such meetings. No holder of Common Stock shall have the right to cumulate such holder's votes for the election of directors, but each holder of Common Stock shall be entitled to one vote for each share held thereof in the election of each director of the Corporation.

     (vii) Except as may be provided in this Certificate of Incorporation or by the Board of Directors in a Preferred Stock Designation, the Common Stock shall have the exclusive right to vote for the election of directors of the Corporation and for all other purposes, and holders of Preferred Stock shall not be entitled to receive notice of any meeting of stockholders at which they are not entitled to vote or consent.

     (viii) Subject to all of the rights of the Preferred Stock or any series thereof, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation, out of funds legally available therefor, dividends payable in cash, stock or otherwise.

     (ix) Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, and after the holders of the Preferred Stock of each series shall have been paid in full the amounts to which they respectively shall be entitled, or a sum sufficient for such payments in full shall have been set aside, the remaining net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests, to the exclusion of the holders of the Preferred Stock.

     (x) At the Effective Time (as hereinafter defined) of this Certificate of Amendment, each share of common stock, par value $0.001 per share issued and outstanding immediately prior to the Effective Time ("Old Common Stock"), shall automatically be reclassified and continued (the "Reverse Split"), without any action on the part of the holder thereof, as Six Hundred Fifty-one Ten-Thousandths (0.0651) of one share of common stock, par value $0.001 per share (the "Reverse Split Rate") of the Corporation. The Corporation shall not issue fractional shares on account of this Reverse Split. Holders of common stock who would otherwise be entitled to a fraction of a share on account of the Reverse Split shall receive, upon surrender of the stock certificates formerly representing shares of the Old Common Stock in lieu of such fractional share, an amount in cash (the "Cash-in-Lieu Amount") equal to the product of (i) the fractional share which a holder would otherwise be entitled to, multiplied by (ii)
   $        , which is the
   closing sale price, or, if not available, the average of the closing bid and closing asked price, of the Old Common Stock as reported by the National Quotation Bureau, New York, New York, on the business day prior to the day of the Effective Time multiplied by the Reverse Split Rate. No interest shall be payable on the Cash-in-Lieu Amount.

     4. The certificate of incorporation is hereby amended by adding at the end thereof a new Article TWELFTH, which reads in its entirety as follows:

     "TWELFTH: (i) The Corporation shall indemnify any person who was or is a party or witness, or is threatened to be made a party or witness, to any threatened, pending or completed action, suit or proceeding by or in the right of the Corporation, whether civil, criminal, administrative or investigative (including a grand jury proceeding) by reason of the fact that he or she is or was a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent, partner or trustee (or in any similar position) of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, to the fullest extent authorized or permitted by the General Corporation Law of the State of Delaware and any other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, or in connection with any appeal thereof. Such right to indemnification shall include the right to payment by the Corporation of expenses incurred in connection with any such action, suit or proceeding in advance of its final disposition; provided, however, that the payment of such expenses incurred by a director or officer in advance of the final disposition of such action, suit or proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Article or otherwise.

     (ii) Any indemnification or advancement of expenses required under this Article shall be made promptly, and in any event within sixty (60) days, upon the written request of the person entitled thereto. If the Corporation determines that the person is entitled to indemnification pursuant to this Article, and the Corporation fails to respond within sixty (60) days to a written request for indemnification or advancement of expenses, in whole or in part, or if payment in full pursuant to such request is not made within sixty
(60) days, the rights to indemnification and advancement of expenses shall be enforceable by such person in any court of competent jurisdiction. Such person's costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action or proceeding shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for advancement of expenses pursuant to this Article where the required undertaking has been received by the Corporation) that the claimant has not met the standard of conduct set forth in the General Corporation Law of the State of Delaware, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including the Board of Directors, independent legal counsel or the stockholders) to have made a determination that the claim is proper in the circumstances because the claimant has not met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor the fact that there has been an actual determination by the Corporation (including the Board of Directors, independent legal counsel or the stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person seeking indemnification did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

     (iii) The indemnification and advancement of expenses provided by, or granted pursuant to, this Article TWELFTH shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to acts or omissions to act in his or her official capacity and as to acts or omissions to act in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person. Any repeal or modification of the provisions of this Article TWELFTH shall not affect any obligations of the Corporation or any rights regarding indemnification and advancement of expenses of a director, officer, employee or agent with respect to any threatened, pending or completed action, suit or proceeding for which indemnification or the advancement of expenses is requested, in which the alleged cause of action accrued at any time prior to such repeal or modification.


     (iv) The Corporation may purchase and maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against liability asserted against him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article TWELFTH, the General Corporation Law of the State of Delaware or otherwise.


     (v) If this Article TWELFTH or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and officer of the Corporation as to expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, a grand jury proceeding and an action, suit or proceeding by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article TWELFTH that shall not have been invalidated, by the General Corporation Law of the State of Delaware or by any other applicable law."


     5. The effective time (the "Effective Time") of this certificate of amendment of the certificate of incorporation shall be 4:45 p.m., Delaware local time, on the day that this certificate if filed in the office of the Secretary of State of the State of Delaware.


     6. The amendments set forth herein were duly adopted in accordance with
Section 242 of the Delaware General Corporation Law.


     IN WITNESS WHEREOF, this Certificate has been signed by the President of the Corporation on the date set forth below.


Date: August   , 1999
   ------------------                        ---------------------------------
                                                          Name:
                                                          Title:

                                                                         ANNEX C


                           PERFORMANCE STOCK PROGRAM


1. PURPOSE

     The purpose of the Plan is to provide a means through which the Company may attract able persons to provide services to or enter and remain in the employ with the Company and its Subsidiaries and to provide a means whereby they can acquire and maintain common stock ownership, or be paid incentive compensation measured by reference to the value of common stock, thereby strengthening their commitment to the welfare of the Company and promoting an identity of interest between stockholders of the Company and these service providers and employees.

     So that the appropriate incentive can be provided, the Plan provides for granting Incentive Stock Options, Nonqualified Stock Options, Restricted Stock Awards, and Performance Share or Cash Unit Awards, or any combination of the foregoing.


2. DEFINITIONS

     The following definitions shall be applicable throughout the Plan.

     "Award" means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Restricted Stock Award, or Performance Share or Cash Unit Award under the Plan.

     "Award Agreement" means the agreement between the Company and a Participant who has been granted an Award which defines the rights and obligations of the parties with respect to such Award.

     "Award Period" means a period of time within which performance is measured for the purpose of determining whether an Award of Performance Share or Cash Units has been earned.

     "Board" means the board of directors of the Company.

     "Code" means the Internal Revenue Code of 1986, as amended. Reference in the Plan to any section of the Code shall be deemed to include any amendments or successor provisions to such section and any regulations under such section.


     "Committee" means the [Compensation Committee] of the Board, or, if the Board so directs, the full Board or another committee appointed by the Board to administer the Plan as described in Section 4.

     "Common Stock" means the common stock of the Company.

     "Company" means Saratoga Resources, Inc., a Delaware corporation. The name of the corporation is intended to be changed to "OptiCare Health Systems, Inc." at about the same time that this Program is to be adopted and approved by the stockholders of the Company.

     "Date of Grant" means the date on which the granting of an Award is authorized or such other date as may be specified in such authorization.

     "Disability" means "permanent and total disability" as defined in Section 22(e)(3) of the Code.

     "Eligible Person" means any person regularly employed by or providing consulting or other services to the Company or a Subsidiary.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Fair Market Value" on a given date means (i) if the Stock is listed on a national securities exchange, the mean between the highest and lowest sale prices reported as having occurred on the primary exchange on which the Stock is listed and traded on the date prior to such date, or, if there is no such sale on that date, then on the last preceding date on which such a sale was reported; (ii) if the Stock is not listed on any national securities exchange but is quoted in the National Market System of The Nasdaq Stock Market on a last sale basis, the average between the high bid price and low ask price reported on the date prior to such date, or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or
(iii) if the Stock is not listed on a national securities exchange nor quoted in the National Market System of The Nasdaq Stock Market on a last sale basis, the amount determined by the Committee to be the fair market value based upon a good faith attempt to value the Stock accurately.

     "Holder" means a Participant who has been granted an Award, or a permitted transferee of such a Participant.

     "Incentive Stock Option" means an Option granted by the Committee to a Participant under the Plan which is designated by the Committee as an "incentive stock option" within the meaning of Section 422 of the Code.

     "Nonqualified Stock Option" means an Option granted under the Plan which is not designated as an Incentive Stock Option.

     "Normal Termination" means termination of employment or service with the Company or a Subsidiary other than by reason of death or Disability:

     "Option" means an Award granted under Section 7 of the Plan.

     "Option Period" means the period described in Section 7(c).

     "Option Price" means the exercise price set for an Option described in
Section 7(a).

     "Participant" means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to
Section 6.

     "Performance Goals" means the performance objectives established by the Committee with respect to an Award Period or Restricted Period, with respect to Performance Share or Cash Units or Restricted Stock, respectively, established for the purpose of determining whether, and to what extent, such Awards will be earned for an Award Period or Restricted Period.

     "Performance Cash Unit" means a hypothetical equivalent to a number of dollars established by the Committee and granted in connection with an Award made under Section 8 of the Plan.

     "Performance Share Unit" means a hypothetical investment equivalent equal to one share of Stock granted in connection with an Award made under Section 8 of the Plan.

     "Plan" means the Company's Performance Stock Program, as amended.

     "Restricted Period" means, with respect to any share of Restricted Stock, the period of time determined by the Committee during which such Award is subject to the restrictions set forth in Section 9 of the Plan.

     "Restricted Stock" means shares of Stock issued or transferred to a Participant subject to forfeiture and the other restrictions set forth in
Section 9 of the Plan.

     "Restricted Stock Award" means an Award of Restricted Stock granted under
Section 9 of the Plan.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Stock" means the common stock or such other authorized shares of stock of the Company as from time to time may be authorized for use under the Plan.

     "Subsidiary" means any corporation 50% or more of whose stock having general voting power is owned by the Company, or by another Subsidiary, as herein defined, of the Company.


3. EFFECTIVE DATE, DURATION AND SHAREHOLDER APPROVAL

     The Plan is effective as of       , 1999. The validity of any and all
Awards granted pursuant to the Plan is contingent upon approval of the Plan by the stockholders of the Company in a manner which complies with Section 422(b)(1) of the Code and Section 162(m)(4)(C)(ii) of the Code.

     The expiration date of the Plan, after which no Awards may be granted
hereunder, shall be       , 2004; provided, however, that the administration of
the Plan shall continue in effect until all matters relating to the payment of Awards previously granted have been settled.


4. ADMINISTRATION

     The Plan shall be administered by the Committee, which shall be composed of at least two persons, each member of which, at the time he or she takes any action with respect to an Award under the Plan, shall be a "Non-Employee Director", as defined in Rule 16b-3 under the Exchange Act, or any successor rule or regulation, and an "outside director", as defined in Treasury Regulations Section 1.162-27(e)(3), or any successor regulation. The majority of the members of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present or acts approved in writing by a majority of the Committee shall be deemed the acts of the Committee.

     Subject to the provisions of the Plan, the Committee shall have exclusive power to:

       (a) Select the Eligible Persons to participate in the Plan;

       (b) Determine the nature and extent of the Awards to be made to each Participant;

       (c) Determine the time or times when Awards will be made to Eligible Persons;

       (d) Determine the duration of each Award Period and Restricted Period;

       (e) Determine the conditions to which the payment of Awards may be subject;

       (f) Establish the Performance Goals, if any, for each Award Period;

       (g) Prescribe the form of Award Agreement or other form or forms evidencing Awards; and

     (h) Cause records to be established in which there shall be entered, from time to time as Awards are made to Eligible Persons, the date of each Award, the number of Incentive Stock Options, Nonqualified Stock Options, Performance Share or Cash Units, and shares of Restricted Stock awarded by the Committee to each Eligible Person, and the expiration date and the duration of any applicable Award Period or Restricted Period.

     The Committee shall have the authority, subject to the provisions of the Plan, to establish, adopt, or revise such rules and regulations and to make all such determinations relating to the Plan as it may deem necessary or advisable for the administration of the Plan. The Committee's interpretation of the Plan or any documents evidencing Awards granted pursuant thereto and all decisions and determinations by the Committee with respect to the Plan shall be final, binding, and conclusive on all parties unless otherwise determined by the Board.


5. GRANT OF AWARDS; SHARES SUBJECT TO THE PLAN

     The Committee may, from time to time, grant Awards of Options, Restricted Stock, and/or Performance Share or Cash Units to one or more Eligible Persons; provided, however, that:

     (a) The aggregate number of shares of Stock made subject to all Awards may not exceed the lesser of (i) 3,000,000, subject to Section 12, and (ii) 15% of the sum of (x) the number of shares of Stock outstanding at the time the limitation in this clause (ii) is calculated, (y) the number of shares of Stock subject to Options and Performance Shares outstanding at such time and (z) the number of shares of Stock available at such time for future Awards under the Plan; and the aggregate number of shares of Stock subject to Awards to any single individual in 1999 may not exceed 600,000 (excluding Options granted pursuant to Section 7(i)) and in any subsequent calendar year may not exceed 200,000.

     (b) Such shares shall be deemed to have been used in payment of Awards whether they are actually delivered or the Fair Market Value equivalent of such shares is paid in cash. In the event any Option, Restricted Stock Award, or Performance Share or Cash Unit shall be surrendered, terminate, expire, or be forfeited, the number of shares of Stock no longer subject thereto shall thereupon be released and shall thereafter be available for new Awards under the Plan;

     (c) Stock delivered by the Company in settlement of Awards under the Plan may be authorized and unissued Stock or Stock held in the treasury of the Company or may be purchased on the open market or by private purchase;

     (d) The Committee may, in its sole discretion, require a Participant to pay consideration for an Award in an amount and in a manner as the Committee deems appropriate; and

     (e) The Committee may only grant Incentive Stock Options to Eligible Persons who are employees of the Company or a Subsidiary.


6. ELIGIBILITY

     Participation shall be limited to Eligible Persons selected by the Committee.


7. STOCK OPTIONS

     Subject to Section 5(e), the Committee is authorized to grant one or more Incentive Stock Options or Nonqualified Stock Options to any Eligible Person. Each Option so granted shall be subject to the following conditions or to such other conditions as may be reflected in the applicable Award Agreement.

     (a) OPTION PRICE. The exercise price ("Option Price") per share of Stock for each Option shall be set by the Committee at the time of grant but shall not be less than the Fair Market Value of a share of Stock at the Date of Grant.

     (b) MANNER OF EXERCISE AND FORM OF PAYMENT. Options which have become exercisable may be exercised by delivery of written notice of exercise to the Committee accompanied by payment of the Option Price. The Option Price shall be payable either (i) by United States dollars in cash or by check,
   (ii) at the discretion of the Committee, through shares of Stock valued at the Fair Market Value at the time the Option is exercised (provided that such Stock has been held by the Participant for at least six months), or
   (iii) at the discretion of the Committee, by any combination of (i) and
   (ii) above.

     (c) OPTION PERIOD AND EXPIRATION. Options shall vest and become exercisable in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years with respect to Incentive Stock Options, as may be determined by the Committee (the "Option Period"); provided, however, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any Option, which acceleration shall not affect the terms and conditions of any such Option other than with respect to exercisability. If an Option is exercisable in installments, such installments or portions thereof which become exercisable shall remain exercisable until the Option expires. Unless otherwise stated in the applicable Option Award Agreement, an Incentive Stock Option shall expire earlier than the end of the Option Period in the following circumstances:

    (i) If prior to the end of the Option Period, the Participant shall undergo a Normal Termination, the Incentive Stock Option shall expire on the earlier of the last day of the Option Period or the date that is three months after the date of such Normal Termination. In such event, the Incentive Stock Option shall remain exercisable by the Holder until its expiration, only to the extent the Option was exercisable at the time of such Normal Termination;

    (ii) If the Participant dies prior to the end of the Option Period and while still in the employ of the Company or such Participant becomes Disabled, the Incentive Stock Option shall expire on the earlier of the last day of the Option Period or the date that is one year after the date of death or Disability of the Participant. In the event of death or Disability, the

        Incentive Stock Option shall remain exercisable by the Participant or the Holder or Holders to whom the Participant's rights under the Incentive Stock Option pass by will or the applicable laws of descent and distribution until its expiration, only to the extent the Incentive Stock Option was exercisable by the Participant at the time of death or Disability.

     In granting any Nonqualified Stock Option, the Committee may specify that such Nonqualified Stock Option shall be subject to the restrictions set forth in Section 7(c)(i) or (ii) herein with respect to Incentive Stock Options, or such other termination and cancellation provisions as the Committee may determine.


     (d) OTHER TERMS AND CONDITIONS. In addition, each Option granted under the Plan shall be evidenced by an Award Agreement, which shall contain such provisions as may be determined by the Committee and, except as may be specifically stated otherwise in such Award Agreement, which shall be subject to the following terms and conditions:


    ( ) Each Option issued pursuant to this Section 7 or portion thereof that is exercisable shall be exercisable for the full amount or for any part thereof.


    ( ) Each share of Stock purchased through the exercise of an Option issued pursuant to this Section 7 shall be paid for in full at the time of the exercise. Each Option shall cease to be exercisable, as to any share of Stock, when the Holder purchases the share or when the Option expires.


    ( ) Subject to Section 11(k), Options issued pursuant to this Section 7 shall not be transferable by the Holder except by will or the laws of descent and distribution and shall be exercisable during the Holder's lifetime only by the Holder.


    ( ) Each Option issued pursuant to this Section 7 shall vest and become exercisable by the Holder in accordance with the vesting schedule established by the Committee and set forth in the Award Agreement.


    ( ) Each Award Agreement may contain a provision that, upon demand by the Committee for such a representation, the Holder shall deliver to the Committee at the time of any exercise of an Option issued pursuant to this Section 7 a written representation that the shares to be acquired upon such exercise are to be acquired for investment and not for resale or with a view to the distribution thereof. Upon such demand, delivery of such representation prior to the delivery of any shares issued upon exercise of an Option issued pursuant to this Section 7 shall be a condition precedent to the right of the Holder to purchase any shares. In the event certificates for Stock are delivered under the Plan with respect to which such investment representation has been obtained, the Committee may cause a legend or legends to be placed on such certificates to make appropriate reference to such representation and to restrict transfer in the absence of compliance with applicable federal or state securities laws.

    ( ) Each Incentive Stock Option Award Agreement shall contain a provision requiring the Holder to notify the Company in writing immediately after the Holder makes a disqualifying disposition of any Stock acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including any sale) of such Stock before the later of (a) two years after the Date of Grant of the Incentive Stock Option or (b) one year after the date the Holder acquired the Stock by exercising the Incentive Stock Option.

     (e) INCENTIVE STOCK OPTION GRANTS TO 10% STOCKHOLDERS. Notwithstanding anything to the contrary in this Section 7, if an Incentive Stock Option is granted to a Participant who owns stock representing more than ten percent of the voting power of all classes of stock of the Company or of a Subsidiary, the Option Period shall not exceed five years from the Date of Grant of such Option and the Option Price shall be at least 110 percent of the Fair Market Value (on the Date of Grant) of the Stock subject to the Option.

     (f) $100,000 PER YEAR LIMITATION FOR INCENTIVE STOCK OPTIONS. To the extent the aggregate Fair Market Value (determined as of the Date of Grant) of Stock for which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and its Subsidiaries) exceeds $100,000, such excess Incentive Stock Options shall be treated as Nonqualified Stock Options.

     (g) VOLUNTARY SURRENDER. The Committee may permit the voluntary surrender of all or any portion of any Nonqualified Stock Option issued pursuant to this Section 7 granted under the Plan to be conditioned upon the granting to the Holder of a new Option for the same or a different number of shares as the Option surrendered or require such voluntary surrender as a condition precedent to a grant of a new Option to such Participant. Such new Option shall be exercisable at an Option Price, during an Option Period, and in accordance with any other terms or conditions specified by the Committee at the time the new Option is granted, all determined in accordance with the provisions of the Plan without regard to the Option Price, Option Period, or any other terms and conditions of the Nonqualified Stock Option surrendered. Such voluntary surrender shall only be permitted when necessary to maintain Option value due to extreme circumstances beyond the control of the optionee and shall not be permitted with respect to Options for Stock exceeding ten percent of the amount of Stock available for grant under the Plan.

     (h) CONVERSION OF INCENTIVE STOCK OPTIONS INTO NONQUALIFIED STOCK OPTIONS; TERMINATION OF INCENTIVE STOCK OPTIONS. The Committee, at the written request of any Holder, may in its discretion, take such actions as may be necessary to convert such Holder's Incentive Stock Options (or any installments or portions of installments thereof) that have not been exercised on the date of conversion into Nonqualified Stock Options at any time prior to the expiration of such Incentive Stock Options, regardless of whether the Holder is an employee of the Company or a Subsidiary at the time of such conversion. Such actions may include, but not be limited to, extending the Option Period or reducing the exercise price of the appropriate installments of such Incentive Stock Options. At the time of such conversion, the Committee (with the consent of the Holder) may impose such conditions on the exercise of the resulting Nonqualified Stock Options as the Committee in its discretion may determine, provided that such conditions shall not be inconsistent with the Plan. Nothing in the Plan shall be deemed to give any Holder the right to have such Holder's Incentive Stock Options converted into Nonqualified Stock Options, and no such conversion shall occur until and unless the Committee takes appropriate action. The Committee, with the consent of the Holder, may also terminate any portion of any Incentive Stock Option that has not been exercised at the time of such termination.

     (i) SUBSTITUTION OF OPTIONS. The Committee shall grant Options in substitution for options held for stock in OptiCare Eye Health Centers, Inc. and PrimeVision Health, Inc. in effect on the date of the acquisition of those entities by the Company through mergers with Subsidiaries of the Company, with terms in accordance with the terms for such previous options, but with an appropriate adjustment in the exercise price and number of shares subject to the options in compliance with the requirements of Section 424 of the Code.


8. PERFORMANCE SHARE OR CASH UNITS

     (a) AWARD GRANTS. The Committee is authorized to establish performance programs to be effective over designated Award Periods determined by the Committee. The Committee may grant Awards of Performance Share or Cash Units to Eligible Persons in accordance with such performance programs. Before or within 90 days after the beginning of each Award Period, the Committee will establish written Performance Goals based upon financial objectives for the Company for such Award Period and a schedule relating the accomplishment of the Performance Goals to the Awards to be earned by Participants. Performance Goals may include absolute or relative growth in earnings per share or rate of return on stockholders' equity or other measurement of corporate performance and may be determined on an individual basis or by categories of Participants. The Committee shall determine the number of Performance Share or Cash Units to be awarded, if any, to each Eligible Person who is selected to receive such an Award.

     (b) DETERMINATION OF AWARD. At the completion of a Performance Award Period, or at other times as specified by the Committee, the Committee shall calculate the number of shares of Stock or amount of cash earned with respect to each Participant's Performance Share or Cash Unit Award by multiplying the number of Performance Units granted to the Participant by a performance factor representing the degree of attainment of the Performance Goals.


     (c) PAYMENT OF PERFORMANCE SHARE OR CASH UNIT AWARDS. Performance Share or Cash Unit Awards shall be payable in that number of shares of Stock or that amount of cash determined in accordance with Section 8(b); provided, however, that, at its discretion, the Committee may make payment to any Participant of Performance Share Units in the form of cash upon the specific request of such Participant. The amount of any payment made in cash shall be based upon the Fair Market Value of the Stock on the business day prior to payment. Payments of Performance Unit Awards shall be made as soon as practicable after the completion of an Award Period; provided, however, that if a Participant makes the election described below, Performance Share or Cash Units (with any Cash Units being converted into equivalent Performance Shares) shall instead be credited to the Participant's Performance Share Account. Such credit of Performance Shares to a Participant's Performance Share Account shall be made as of the same date as payment of the Award would have been made to the Participant had no prior election been made.

     (i) ELECTIONS.

     Any election to have an Award or a portion of an Award credited to a Performance Share Account shall be made on a written form provided by the Company for such purpose and shall only be effective with respect to Awards that may be made on and after the January 1 following the Company's receipt of such form, provided that such form is received by the December 24 prior to the applicable January 1. Any such election shall be made only in increments of ten percent (10%) of the Award (rounded to the nearest whole share) and shall be effective only for Awards made during the year in which the election becomes effective.

       (ii) PERFORMANCE SHARE ACCOUNT.

     The Company shall maintain on its books and records a Performance Share Account to record its liability for future payments to the Participant or his beneficiary pursuant to the Plan. However, a Performance Share Account under the Plan shall constitute an unfunded arrangement; the Company shall not be required to segregate or earmark any of its assets for the benefit of the Participant or his beneficiary, and the amount reflected in a Performance Share Account shall be available for the Company's general corporate purposes and shall be available to the Company's general creditors. The amount reflected in a Performance Share Account shall not be subject in any manner to anticipation, alienation, transfer or assignment by the Participant or his or her beneficiary, and any attempt to anticipate, alienate, transfer or assign the same shall be void. Neither the Participant nor his or her beneficiary may assert any right or claim against any specific assets of the Company in respect of a Performance Share Account, and the Participant and his or her beneficiary shall have only a contractual right against the Company for the amount reflected in a Performance Share Account.

     Notwithstanding the foregoing, in order to pay amounts which may become due under the Plan in respect of a Participant's Performance Share Account, the Company may establish a grantor trust (hereinafter the "Trust") within the meaning of Section 671 of the Code. Some or all of the assets of the Trust may be dedicated to providing benefits to the Participants pursuant to the Plan, but, nevertheless, all assets of the Trust shall at all times remain subject to the claims of the Company's general creditors in the event of the Company's bankruptcy or insolvency.

   (iii) DIVIDEND EQUIVALENTS.

     On every date on which a dividend or other distribution is paid with respect to common stock, commencing with the first such payment date after the date on which a Performance Share is credited to a Participant's Performance Share Account and continuing until such Performance Share is either forfeited or paid out, there shall be credited to the Participant's Performance Share Account a Dividend Equivalent in respect of such Performance Share. A Dividend Equivalent shall mean, with respect to a whole Performance Share credited to a Participant's Performance Share Account, a measure of value equal to the fractional share of common stock that could be purchased with the amount that would have been paid to the Participant as a dividend or other distribution if the Participant had owned a whole share of common stock in lieu of said whole Performance Share, the date of such deemed purchase being the dividend payment date. Dividend Equivalents are expressed in the form of Performance Shares.

   (iv) PARTICIPANT NOT A STOCKHOLDER.

     The Participant shall have no stockholder's rights with respect to any shares of common stock in respect of which Performance Shares are credited to his or her Performance Share Account.

   (v) PAYMENTS IN RESPECT OF PERFORMANCE SHARES.

     1. Termination of Employment or Provision of Services: In the event of a Participant's Normal Termination and without a payment date having been specified as provided below, such Participant shall be entitled to receive payment in respect of the entire amount then credited to his or her Performance Share Account. Such payment shall be made in the form of the number of shares of common stock equal to the number of whole Performance Shares then credited to the Participant's Performance Share Account, with any fractional Performance Share being paid in cash determined on the basis of the value of a corresponding fractional share of common stock on the business day preceding the date of payment. Said shares of common stock and any cash amount shall be transferred to the Participant within sixty (60) days after the Participant's Normal Termination.

     2. Election of Participant: Upon prior written election by a Participant, the Participant shall be entitled to receive payment in respect of an Award of Performance Shares, to the extent then vested, and any Dividend Equivalents earned on such Award on the date or dates specified in such written election. Such election must either be made as part of the election to have such Award of Performance Shares credited to a Performance Share Account as provided above, or at any time at least one year prior to the date on which such payment would otherwise be made. Such payment shall be made in the form of the number of shares of common stock equal to the number of whole Performance Shares, including related Dividend Equivalents, then credited to the Participant's Performance Share Account with respect to such Award, with any fractional Performance Share being paid in cash determined on the basis of the value of a corresponding fractional share of common stock on the business day preceding the date of payment. The Participant's Performance Share Account thereafter shall be reduced to reflect the foregoing payment. Nothing herein shall preclude separate elections with respect to separate Awards.

     3.   Disability or Death While Employed by or Providing Services to the
          Company: Notwithstanding an election made pursuant to the preceding section, in the event of a Participant's termination of employment or provision of services for reasons of Disability or death, the Participant or his or her beneficiary, as the case may be, shall be entitled to receive payment in respect of the entire amount then credited to his or her Performance Share Account. Such payment shall be made in the form of the number of shares of common stock equal to the number of whole Performance Shares then credited to the Participant's Performance Share Account, with any fractional Performance Share being paid in cash determined on the basis of the value of a corresponding fractional share of common stock on the business day preceding the date of payment. Said shares of common stock and any cash amount shall be transferred to the Participant or his or her beneficiary within sixty (60) days after the Company has been notified in writing of the Disability or death of the Participant and has been provided with any additional information, forms or other documents it may reasonably request.

     4. Hardship Payment: Notwithstanding an election made pursuant the Plan or the Participant's continued employment with or provision of services to the Company, if the Committee, upon written petition of the Participant, determines, in the Committee's sole discretion, that the Participant has suffered an unforeseeable financial emergency, the Participant shall be entitled to receive, as soon as practicable following such determination, payment sufficient to meet the cash needs arising from the unforeseeable financial emergency, not in excess of the number of whole Performance Shares then credited to the Participant's Performance Share Account. Such payment shall be made, at the election of the Participant, either (i) in the form of the number of whole shares of common stock, the proceeds from the sale of which would be sufficient to meet the cash needs arising from the unforeseeable financial emergency, not in excess of the number of whole Performance Shares then credited to the Participant's Performance Share Account; (ii) in cash equal to the value on the business day preceding the date of payment of the number of whole shares of common stock available for payment under clause (i) of this sentence; or (iii) in any combination of the methods of payment provided for in clauses (i) and (ii) of this sentence. In the event of a hardship payment in respect of the Participant's entire Performance Share Account, any fractional Performance Share shall be paid in cash determined on the basis of the value of a corresponding fractional share of common stock on the business day preceding the date of payment. For purposes of the foregoing, an unforeseeable financial emergency is an unexpected need for cash arising from an illness, casualty loss, sudden financial reversal, or other such unforeseeable occurrence. Cash needs arising from foreseeable events such as generally the purchase of a house or educational expenses for children shall not be considered to be the result of an unforeseeable financial emergency. Said shares of common stock and any cash amount shall be transferred to the Participant as soon as practicable after the Committee determines that the Participant has suffered an unforeseeable financial emergency. The Participant's Performance Share Account thereafter shall be reduced to reflect the foregoing payment.

     5. Early Withdrawal: Notwithstanding an election made pursuant to the Plan or the Participant's continued employment with or provision of services to the Company, the Participant, upon written petition to the Committee at any time, shall be entitled to receive payment in respect of all or any portion of the amount then credited to his or her Performance Share Account, subject to a forfeiture penalty of six percent (6%) of the amount of the payment requested by the Participant. Such payment shall be made, at the election of the Participant, either (i) in the form of the number of shares of common stock equal to the number of whole Performance Shares requested by the Participant in the written petition and then credited to the Participant's Performance Share Account; (ii) in cash equal to the value on the business day preceding the date of payment of the number of whole shares of common stock available for payment under clause
          (i) of this sentence; or (iii) in any combination of the methods of payment provided for in clauses (i) and (ii) of this sentence. In the event of an early withdrawal in respect of the Participant's entire Performance Share Account, any fractional Performance Share shall be paid in cash determined on the basis of the value of a corresponding fractional share of common stock on the business day preceding the date of payment. Said shares of common stock and any cash amount shall be transferred to the Participant within sixty (60) days after the Company has received the Participant's written petition. The Participant's Performance Share Account thereafter shall be reduced to reflect the foregoing payment and the six percent (6%) forfeiture penalty.

     (d) ADJUSTMENT OF PERFORMANCE GOALS. The Committee may, during the Award Period, make such adjustments to Performance Goals as it may deem appropriate, to compensate for, or reflect, (i) extraordinary or non-recurring events experienced during an Award Period by the Company or by any other corporation whose performance is relevant to the determination of whether Performance Goals have been attained; (ii) any significant changes that may have occurred during such Award Period in applicable accounting rules or principles or changes in the Company's method of accounting or in that of any other corporation whose performance is relevant to the determination of whether an Award has been earned; (iii) any significant changes that may have occurred during such Award Period in tax laws or other laws or regulations that alter or affect the computation of the measures of Performance Goals used for the calculation of Awards; or
   (iv) any other factors which the Committee deems appropriate; provided, however, that no such change may increase the amount of an Award that would otherwise be payable to any "covered employee" as defined in Section 162(m)(3) of the Code.


9. RESTRICTED STOCK AWARDS

   (a) AWARD OF RESTRICTED STOCK.

     (i) The Committee shall have the authority (1) to grant Restricted Stock Awards, (2) to issue or transfer Restricted Stock to Eligible Persons, and (3) to establish terms, conditions and restrictions applicable to such Restricted Stock, including the Restricted Period, which may differ with respect to each grantee, the time or times at which Restricted Stock shall be granted or become vested and the number of shares to be covered by each grant.

      (ii) The Holder of a Restricted Stock Award shall execute and deliver to the Company an Award Agreement with respect to the Restricted Stock setting forth the restrictions applicable to such Restricted Stock. If the Committee determines that the Restricted Stock shall be held in escrow rather than delivered to the Holder pending the release of the applicable restrictions, the Holder additionally shall execute and deliver to the Company (1) an escrow agreement satisfactory to the Committee and (2) the appropriate blank stock powers with respect to the Restricted Stock covered by such agreements. If a Holder shall fail to execute a Restricted Stock Award Agreement and, if applicable, an escrow agreement and stock powers, the Award shall be null and void. Subject to the restrictions set forth in Section 9(b), the Holder shall generally have the rights and privileges of a stockholder as to such Restricted Stock, including the right to vote such Restricted Stock, and to receive dividends paid thereon.

     (iii) Upon the Award of Restricted Stock, the Committee shall cause a Stock certificate registered in the name of the Holder to be issued and, if it so determines, deposited together with the Stock powers with an escrow agent designated by the Committee. If an escrow arrangement is used, the Committee shall cause the escrow agent to issue to the Holder a receipt evidencing any Stock certificate held by it registered in the name of the Holder.

   (b) RESTRICTIONS.

      (i) Restricted Stock awarded to a Participant shall be subject to the following restrictions until the expiration of the Restricted Period, and to such other terms and conditions as may be set forth in the applicable Award Agreement: (1) if an escrow arrangement is used, the Holder shall not be entitled to delivery of the Stock certificate;
          (2) the shares shall be subject to the restrictions on transferability set forth in the Award Agreement; and (3) the shares shall be subject to forfeiture to the extent provided in subparagraph
          (d) and the Award Agreement and, to the extent such shares are forfeited, the Stock certificates shall be returned to the Company, and all rights of the Holder to such shares and as a stockholder shall terminate without further obligation on the part of the Company.

      (ii) The Committee shall have the authority to remove any or all of the restrictions on the Restricted Stock whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of the Restricted Stock Award, such action is appropriate.

     (c) RESTRICTED PERIOD. The Restricted Period of Restricted Stock shall commence on the Date of Grant and shall expire from time to time as to that part of the Restricted Stock indicated in a schedule established by the Committee and set forth in the written Award Agreement. The Restricted Period shall generally be at least three years, provided, however, that it may be no longer than one year if vesting is based on achievement of Performance Goals.

     (d) FORFEITURE PROVISIONS. Except to the extent determined by the Committee and reflected in the underlying Award Agreement, in the event a Participant terminates employment with or ceases to provide services to the Company during a Restricted Period for any reason, that portion of the Award with respect to which restrictions have not expired shall be completely forfeited to the Company. In the event of such a forfeiture, the amount of an Award that would otherwise be payable shall be reduced, but not below zero, by the amount of any dividends previously paid to the Holder with respect to the forfeited Restricted Stock.

     (e) DELIVERY OF RESTRICTED STOCK. Upon the expiration of the Restricted Period with respect to any shares of Stock covered by a Restricted Stock Award, the restrictions set forth in Section 9(b) and the Award Agreement shall be of no further force or effect with respect to shares of Restricted Stock which have not then been forfeited. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Holder, or his or her beneficiary, without charge, the Stock certificate evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (to the nearest full share) and any cash dividends or Stock dividends credited to the Holder's account with respect to such Restricted Stock and the interest thereon, if any.

     (f) STOCK RESTRICTIONS. Each certificate representing Restricted Stock awarded under the Plan shall bear the following legend until the end of the Restricted Period with respect to such Stock:

            "Transfer of this certificate and the shares represented hereby is restricted pursuant to the terms of a Restricted Stock Agreement,
          dated as of    , between [Saratoga Resources, Inc.] and     . A copy
          of such Agreement is on file at the offices of the Company."

   Stop transfer orders shall be entered with the Company's transfer agent and registrar against the transfer of legended securities.

     (g) DEFERRAL. Upon election by a Participant, a whole share of Restricted Stock that would otherwise have been granted to the Participant shall instead be made in the form of Performance Shares, and such Performance Shares shall be credited to the Participant's Performance Share Account, subject to the provisions of Section 8. Such credit of Performance Shares shall be made as of the same date as Restricted Stock would have been awarded to the Participant had no prior election been made. Any such election shall be made by December 24 prior to the year in which the Award for which the election is made will be made, and shall otherwise comply with the requirements for elections in Section 8(c). If an event occurs which would have caused forfeiture of the Restricted Stock for which an election pursuant to this paragraph is made, then the equivalent Performance Shares, along with any related Dividend Equivalents, shall be forfeited.


10. NON-COMPETITION PROVISIONS

     In addition to such other conditions as may be established by the Committee, in consideration of the granting of Awards under the terms of the Plan, the Committee, in its discretion, may include non-competition provisions in the applicable Award Agreement.


11. GENERAL

     (a) ADDITIONAL PROVISIONS OF AN AWARD. Awards under the Plan also may be subject to such other provisions (whether or not applicable to the benefit awarded to any other Participant) as the Committee determines appropriate including, without limitation, provisions to assist the Participant in financing the purchase of Stock upon the exercise of Options, provisions for the forfeiture of or restrictions on resale or other disposition of shares of Stock acquired under any Award, provisions giving the Company the right to repurchase shares of Stock acquired under any Award in the event the Participant elects to dispose of such shares, and provisions to comply with Federal and state securities laws and Federal and state tax withholding requirements. Any such provisions shall be reflected in the applicable Award Agreement.

     (b) PRIVILEGES OF STOCK OWNERSHIP. Except as otherwise specifically provided in the Plan, no person shall be entitled to the privileges of stock ownership in respect of shares of Stock which are subject to Awards hereunder until such shares have been issued to that person.

     (c) GOVERNMENT AND OTHER REGULATIONS. The obligation of the Company to make payment of Awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell and shall be prohibited from offering to sell or selling any shares of Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the shares of Stock to be offered or sold under the Plan. If the shares of Stock offered for sale or sold under the Plan are offered or sold pursuant to an exemption from registration under the Securities Act, the Company may restrict the transfer of such shares and may legend the Stock certificates representing such shares in such manner as it deems advisable to ensure the availability of any such exemption.

     (d) TAX WITHHOLDING. Notwithstanding any other provision of the Plan, the Company or a Subsidiary, as appropriate, shall have the right to deduct from all Awards cash and/or Stock, valued at Fair Market Value on the date of payment, in an amount necessary to satisfy all Federal, state or local taxes as required by law to be withheld with respect to such Awards and, in the case of Awards paid in Stock, the Holder may be required to pay to the Company prior to delivery of such Stock, the amount of any such taxes which the Company is required to withhold, if any, with respect to such Stock. The Company shall accept shares of Stock of equivalent Fair Market Value in payment of such withholding tax obligations if the Holder of the Award elects to make payment in such manner.

     (e) CLAIM TO AWARDS AND EMPLOYMENT OR SERVICE RIGHTS. No employee or other person shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or any Subsidiary.

     (f) DESIGNATION AND CHANGE OF BENEFICIARY. Each Participant may file with the Committee a written designation of one or more persons as the beneficiary who shall be entitled to receive the rights or amounts payable with respect to an Award due under the Plan upon his or her death. A Participant may, from time to time, revoke or change his or her beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant's death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by the Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate.

     (g) PAYMENTS TO PERSONS OTHER THAN PARTICIPANTS. If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his or her estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his or her spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

     (h) NO LIABILITY OF COMMITTEE MEMBERS. No member of the Committee shall be personally liable by reason of any contract or other instrument executed by such member or on such member's behalf in such member's capacity as a member of the Committee nor for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan unless arising out of such person's own fraud or willful bad faith; provided, however, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or By-Laws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

     (i) GOVERNING LAW. The Plan shall be governed by and construed in accordance with the internal laws of the State of Connecticut without regard to the principles of conflicts of law thereof.

     (j) FUNDING. No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Holders shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

     (k) NONTRANSFERABILITY. A person's rights and interest under the Plan, including amounts payable, may not be sold, assigned, donated, or transferred or otherwise disposed of, mortgaged, pledged or encumbered except, in the event of a Holder's death, to a designated beneficiary to the extent permitted by the Plan, or in the absence of such designation, by will or the laws of descent and distribution; provided, however, the Committee may, in its sole discretion, allow in an Award Agreement for transfer of Awards other than Incentive Stock Options to other persons or entities.

     (l) RELIANCE ON REPORTS. Each member of the Committee and each member of the Board shall be fully justified in relying, acting or failing to act, and shall not be liable for having so relied, acted or failed to act in good faith, upon any report made by the independent public accountants of the Company and its Subsidiaries and upon any other information furnished in connection with the Plan by any person or persons other than such member.

     (m) RELATIONSHIP TO OTHER BENEFITS. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

       (n) EXPENSES. The expenses of administering the Plan shall be borne by the Company.

     (o) TITLES AND HEADINGS. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

     (p) CHANGE-IN-CONTROL. Notwithstanding anything in the Plan to the contrary, in the event of a "Change-in-Control", as defined below, all Awards made pursuant to the Plan shall become fully vested immediately, and all Options shall be immediately exercisable (provided that if the "Change-in-Control" occurs with respect to a Subsidiary, only Awards and Options granted to employees of such Subsidiary shall be affected), (i) if the Committee so provides before or after a "Change-in-Control", (ii) if the Committee has so provided in an Award Agreement or (iii) if so provided in an employment agreement of an employee granted an Award. A "Change-in-Control" shall be deemed to have occurred if after the date an Award is granted (i) a public announcement shall be made or a report on
   Schedule 13D shall be filed with the Securities and Exchange Commission pursuant to Section 13(d) of the Exchange Act disclosing that any Person (as defined below), other than the Company or a Subsidiary or any employee benefit plan sponsored by the Company or a Subsidiary, is the beneficial owner (as the term is defined in Rule 13d-3 under the Exchange Act) directly or indirectly, of thirty percent (30%) or more of the total voting power represented by the Company's or a Subsidiary's then outstanding voting common stock (calculated as provided in paragraph (d) of Rule 13d-3 under the Exchange Act in the case of rights to acquire voting common stock); or (ii) any Person, other than the Company or a Subsidiary or any employee benefit plan sponsored by the Company or a Subsidiary, shall purchase shares pursuant to a tender offer or exchange offer to acquire any voting common stock of the Company or a Subsidiary (or securities convertible into such voting common stock) for cash, securities or any other consideration, provided that after consummation of the offer, the Person in question is the beneficial owner directly or indirectly, of thirty percent (30%) or more of the total voting power represented by the Company's or a Subsidiary's then outstanding voting common stock (all as calculated under clause (i)); or (iii) the stockholders of the Company or a Subsidiary shall approve (A) any consolidation or merger of the Company or a Subsidiary in which the Company or a Subsidiary is not the continuing or surviving corporation (other than a merger of the Company or a Subsidiary in which holders of the outstanding capital stock of the Company or the Subsidiary immediately prior to the merger have the same proportionate ownership of the outstanding capital stock of the surviving corporation immediately after the merger as immediately before), or pursuant to which the outstanding capital stock of the Company or a Subsidiary would be converted into cash, securities or other property, or (B) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company or a Subsidiary; or
   (iv) there shall have been a change in the composition of the board of directors of the Company or a Subsidiary at any time during any consecutive twenty-four (24) month period such that "continuing directors" cease for any reason to constitute at least a majority of the Board unless the election, or the nomination for election of each new Director was approved by a vote of at least two-thirds (2/3) of the Directors then still in office who were Directors at the beginning of such period; or (v) the board of directors of the Company or a Subsidiary, by a vote of a majority of all the Directors, adopts a resolution to the effect that a "Change-in-Control" has occurred for purposes of this Agreement. "Person" shall mean any individual, corporation, partnership, company or other entity, and shall include a "group" within the meaning of Section 13(d)(3) of the Exchange Act.


12. CHANGES IN CAPITAL STRUCTURE

     Awards granted under the Plan and any Award Agreements shall be subject to equitable adjustment or substitution, as determined by the Committee in its sole discretion, as to the number, price or kind of a share of Stock or other consideration subject to such Awards (i) in the event of changes in the outstanding common stock or in the capital structure of the Company by reason of stock dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the Date of Grant of any such Award, (ii) in the event of any change in applicable laws or any change in circumstances which results in or would result in any substantial dilution or enlargement of the rights granted to, or available for, Participants in the Plan, or (iii) upon the occurrence of any other event which otherwise warrants equitable adjustment because it interferes with the intended operation of the Plan. In addition, in the event of any such corporate or other event, the aggregate number of shares of Stock available under the Plan and the maximum number of shares of Stock with respect to which any one person may be granted in connection with Awards shall be appropriately adjusted by the Committee, whose determination shall be conclusive.

     Notwithstanding the above, in the event of any of the following:

     A. The Company is merged or consolidated with another corporation or entity and, in connection therewith, consideration is received by stockholders of the Company in a form other than stock or other equity interests of the surviving entity;

      B. All or substantially all of the assets of the Company are acquired by another person;

      C. The reorganization or liquidation of the Company; or

      D. The Company shall enter into a written agreement to undergo an event described in clauses A, B or C above,

then the Committee may, in its sole discretion and upon at least 10 days advance notice to the affected persons, cancel any outstanding Awards and pay to the Holders thereof, in cash, the value of such Awards based upon the price per share of Stock received or to be received by other stockholders of the Company in the event. The terms of this Section 12 may be varied by the Committee in any particular Award Agreement.


13. NONEXCLUSIVITY OF THE PLAN

     Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

14. AMENDMENT AND TERMINATION


     The Board may at any time terminate the Plan. With the express written consent of an individual Participant, the Committee may cancel or reduce or otherwise alter outstanding Awards. The Committee may, at any time, or from time to time, amend or suspend and, if suspended, reinstate, the Plan in whole or in part; provided that any such amendment shall be contingent on obtaining the approval of the stockholders of the Company if such amendment would materially increase benefits available to Participants or the Committee determines that such approval is necessary to comply with any requirement of law, including the requirements for qualification of Incentive Stock Options or rule of any stock exchange, stock market or automated quotation system on which the Company's equity securities are traded or quoted.

                                                                        ANNEX D


                         EMPLOYEE STOCK PURCHASE PLAN

     1. Purpose of the Plan. The purpose of the 1999 Employee Stock Purchase Plan is to secure for [Saratoga Resources, Inc.] (the Company) and its stockholders the benefits of the incentive inherent in the ownership of the Company's common stock by present and future employees of the Company and its subsidiaries. The Plan is intended to comply with the provisions of Sections 421, 423 and 424 of the Internal Revenue Code of 1986, as amended (the Code), and the Plan shall be administered, interpreted, and construed in accordance with such provisions.

     2. Shares Reserved for the Plan. There shall be reserved for issuance and purchase by employees under the Plan an aggregate of 450,000 shares of common stock of the Company (common stock), subject to adjustment as provided in
Section 12. Shares subject to the Plan may be shares now or hereafter authorized but unissued, or shares that were once issued and subsequently reacquired by the Company.

     3. Administration of the Plan. The Plan shall be administered at the expense of the Company by a committee appointed by the board of directors consisting of not less than two members of the Board who shall serve at the pleasure of the Board and which shall be designated as the Compensation Committee (the Committee). No member of the Committee shall be eligible to participate in the Plan. Subject to the express provisions of the Plan, the Committee shall have authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it, and to make all other determinations necessary or advisable in administering the Plan, all of which determinations shall be final and binding upon all persons unless otherwise determined by the board of directors. A quorum of the Committee shall consist of a majority of its members and the Committee may act by vote of a majority of its members at a meeting at which a quorum is present, or without a meeting by a written consent to the action taken signed by all members of the Committee.

     4. Eligible Employees. All employees of the Company, and its subsidiaries shall be eligible to participate in the Plan, provided each of such employees:

     a. has customary employment of a minimum of 20 hours per week,

     b. has customary employment for more than five months in a calendar year, and

     c. does not own, immediately after the right is granted, stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or a subsidiary company.

     In determining whether a company is a subsidiary, the rules of Section 424(f) of the Code shall be followed, and in determining stock ownership under this paragraph the rules of Section 424(d) of the Code shall apply and stock which the employee may purchase under outstanding options shall be treated as stock owned by the employee. For all purposes of the Plan, "employment" shall be defined in accordance with the provisions of Section 1.421-7(h) of the Income Tax Regulations (or any successor regulations). Employees eligible to participate in the Plan pursuant to the provisions of this Section 4 are hereinafter referred to as "Eligible Employees."

     5. Election to Participate. Each Eligible Employee may participate in the Plan by filing with the Committee an election to purchase form (the Form) authorizing specified regular payroll deductions. Payroll deductions may be in any amount specified by an employee, but the annual rate of deductions may not exceed 20% of the employee's annual rate of base compensation (as defined by the Committee) in effect at the time of the filing of the Form. All regular payroll deductions shall be credited to a non-interest bearing account which the Company shall establish in the name of each participant (Payroll Deduction Account). Eligible Employees who so elect to participate in the Plan are hereinafter referred to as "Participating Employees."

     All funds in Payroll Deduction Accounts may be used by the Company for any corporate purpose, subject to the right of a Participating Employee to withdraw at any time an amount equal to the balance accumulated in the employee's Payroll Deduction Account. A Participating Employee may at any time, but not more than once during any calendar quarter, increase or decrease the employee's payroll deduction by filing a new Form which shall become effective on the following payroll date.

     6. Limitation on Number of Shares Which an Employee May Purchase. No Eligible Employee may be granted an option under the Plan that permits the employee to purchase stock under the Plan (and any other employee stock purchase plans qualified under Section 423 of the Code and sponsored by the Company or any of its subsidiaries) at a rate which exceeds $25,000 in fair market value of such stock (determined at the time the option is granted) for each calendar year in which any such option granted to such individual is outstanding at any time.

     The foregoing limitation shall be interpreted by the Committee in accordance with applicable rules and regulations issued under the Code.

     7. Purchase Price. The Purchase Price for each whole and fractional share of common stock shall be 85% (or such higher percentage as the Committee may determine from time to time) of the fair market value of such whole or fractional share on the Investment Date as hereinafter defined, provided that the Purchase Price shall in no event be less than the par value of such share.

     Fair market value on a given date means (i) if the common stock is listed on a national securities exchange, the mean between the highest and lowest sale prices reported as having occurred on the primary exchange on which the common stock is listed and traded on the date prior to such date, or, if there is no such sale on that date, then on the last preceding date on which such a sale was reported; (ii) if the common stock is not listed on any national securities exchange but is quoted in the National Market System of The Nasdaq Stock Market on a last sale basis, the average between the high bid price and low ask price reported on the date prior to such date, or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or (iii) if the common stock is not listed on a national securities exchange nor quoted in the National Market System of The Nasdaq Stock Market on a last sale basis, the amount determined by the Committee to be the fair market value based upon a good faith attempt to value the common stock accurately.

     8. Method of Purchase and Investment Accounts. The last business day of the third month in each calendar quarter commencing on or after the effective date of the Plan shall be known as an Investment Date. Each Participating Employee having funds in the employee's Payroll Deduction Account on an Investment Date shall be deemed, without any further action, to have been granted and have exercised such employee's right to purchase the number of whole shares which the funds in such employee's Payroll Deduction Account could purchase at the Purchase Price on such Investment Date, subject to the restrictions set forth in Section 6. All whole so purchased shall be credited to each Participating Employee and any balance in the employee's Payroll Deduction Account shall be retained in such Account.

     9. Rights as a Stockholder. Upon each Investment Date, or as soon thereafter as practicable, a certificate for the shares of common stock credited to the employee will be forwarded to the employee or such full shares will otherwise be credited to the employee.

     10. Rights Not Transferable. Rights under the Plan are not transferable by a Participating Employee other than by will or the laws of descent and distribution, and are exercisable during the employee's lifetime only by the employee.

     11. Adjustment for Changes in the Company's Stock. In the event of a subdivision of outstanding shares of common stock, or the payment of a stock dividend thereon, the number of shares reserved or authorized to be reserved under the Plan shall be increased proportionately, and such other adjustment shall be made as may be deemed necessary or equitable by the Committee. In the event of any other change affecting the common stock, such adjustments shall be made as may be deemed equitable by the Committee to give proper effect to such event subject to the limitations of Section 424 of the Code.

     12. Retirement, Termination and Death. In the event of a Participating Employee's retirement or other termination of employment, or in the event that the employee otherwise ceases to be an Eligible Employee, the amount in the employee's Payroll Deduction Account shall be refunded to the employee and, in the event of death, shall be paid to the employee's designated beneficiary under the Plan.


     13. Amendment of the Plan. The board of directors may at any time amend the Plan in any respect, except that, without the approval of the stockholders of the Company, no amendment shall be made (a) changing the number of shares to be reserved under the Plan (other than as provided in Section 11), or (b) the effect of which will cause it to fail to meet the requirements of Section 423 of the Code.


     14. Termination of the Plan. The Plan and all rights of employees hereunder shall terminate:


     10. on the Investment Date that Participating Employees become entitled to purchase a number of shares greater than the number of reserved shares remaining available for purchase; or


     10. at any time, at the discretion of the board of directors, effective as of the completion of any calendar quarter.


     In the event that the Plan terminates under circumstances described in
   (a) above, reserved shares remaining as of the termination date shall be issued to Participating Employees on a pro rata basis.


     15. Effective Date of the Plan. The Plan shall become effective on      ,
1999; provided the Plan has been approved by the stockholders of the Company in a manner permitted by Section 423 of the Code by such date.


     16. Government and Other Regulations. The Plan, and the grant and exercise of the rights to purchase shares hereunder, and the Company's obligation to sell and deliver shares upon the exercise of rights to purchase shares, shall be subject to all applicable Federal, State and foreign laws, rules and regulations, and to such approvals by any regulatory or government agency as may, in the opinion of counsel for the Committee, be required.

PROXY


                           SARATOGA RESOURCES, INC.

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF SARATOGA RESOURCES, INC.

          FOR THE SPECIAL MEETING OF STOCKHOLDERS -- AUGUST 10, 1999


     The undersigned stockholder hereby appoints Thomas F. Cooke and       and
each of them, the true and lawful attorneys and proxies of the undersigned with full power of substitution, to vote all shares of Common Stock of Saratoga Resources, Inc., which the undersigned is entitled to vote at the Special Meeting of Stockholders of the Saratoga to be held on August 10, 1999 and at any and all adjournments and postponements thereof, for the transaction of such business as may properly come before the Meeting, including the items set forth on the reverse side hereof.


     The shares represented by this Proxy will be voted in the manner directed herein, but if no direction is made with respect to the voting of Common Stock, this Proxy will be voted FOR (i) Proposal 1 -- The election of 5 new members of Saratoga's board of directors; (ii) Proposal 2 -- The amendment of the certificate of incorporation of Saratoga to effect a 1 for 0.06493 reverse stock split of the issued and outstanding common stock of Saratoga; (iii) Proposal 3 -- The amendment of the certificate of incorporation to change the name of Saratoga Resources, Inc., to OptiCare Health Systems, Inc.; (iv) Proposal 4 -- The amendment of the certificate of incorporation to require Saratoga to indemnify directors and officers to the maximum extent permitted by law; (v) Proposal 5 -- The adoption of the Performance Stock Program; and (vi) Proposal 6 -- The adoption of the Employee Stock Purchase Plan.



YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES, SEE REVERSE SIDE, BUT YOU NEED NOT MARK ANY BOXES IF YOU WISH TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS. THE PROXIES CANNOT VOTE YOUR SHARES UNLESS YOU SIGN AND RETURN THIS CARD.


                         (Please sign on reverse side)
                                                                          (Over)

                                                          PLEASE MARK YOUR
                                                          VOTES AS IN THIS
                                                                  EXAMPLE. [X]


The Board of Directors recommends a vote FOR the Proposals.


1. To elect 5 new members of Saratoga's board of directors.
                                                            [ ]
   FOR all nominees listed below
   (except as marked to the contrary below)                 [ ]

   WITHHOLD AUTHORITY to vote for all
   nominees listed below


   Dean J. Yimoyines, Steven L. Ditman, Allan L.M. Barker,
   Martin E. Franklin and John F. Croweak
   ----------------------------------------------------------
   INSTRUCTION: To withhold authority to vote for any individual nominee, strike a line through or otherwise strike the nominee's name in the list above.


2. To vote upon a proposal to amend the certificate of incorporation of Saratoga to effect a one for 0.06493 reverse stock split of the issued and outstanding common stock of Saratoga.

                                            FOR    AGAINST     ABSTAIN
                                            [ ]      [ ]         [ ]

3. To vote upon a proposal to amend the certificate of incorporation to change the name of Saratoga
   Resources, Inc., to OptiCare Health Systems, Inc.

                                            FOR    AGAINST     ABSTAIN
                                            [ ]      [ ]         [ ]

4. To vote upon a proposal to amend the certificate of incorporation to require Saratoga to indemnify directors and officers to the maximum extent permitted by law.

                                            FOR    AGAINST     ABSTAIN
                                            [ ]      [ ]         [ ]

5. To vote upon a proposal to adopt the
   Performance Stock Program.

                                            FOR    AGAINST     ABSTAIN
                                            [ ]      [ ]         [ ]

6. To vote upon a proposal to adopt the Employee
   Stock Purchase Plan.

                                            FOR    AGAINST     ABSTAIN
                                            [ ]      [ ]         [ ]

In their discretion the proxies are authorized to vote upon such other business as may properly come before the meeting.

Signature(s)
-------------------------------------------------------------------------------

Date
-------------------------------------------------------------------------------

Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, employees, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court of chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.


     Saratoga's bylaws (Exhibit 3.2 hereto) provides for the indemnification of directors, officers and other authorized representatives of Saratoga to the maximum extent permitted by the Delaware General Corporation Law, as may be amended (but in the case of such amendment, only to the extent that such amendment permits Saratoga to provide broader indemnification rights than the law permitted the Corporation to provide prior to the Amendment) against all expense, loss and liability (including, without limitation, judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees), actually and necessarily incurred or suffered by such person in connection with the defense of or as a result of such proceeding, or in connection with any appeal therein. Saratoga's bylaws permit it to purchase insurance for the indemnification of directors, officers and employees to the full extent permitted by the Delaware General Corporation Law.


     The bylaws provide that the right to indemnification conferred in the bylaws are contract rights and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the Delaware General Corporation Law requires: the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this bylaw or otherwise.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES




       (a)  Exhibits:
     2.     Agreement and Plan of Merger, dated as of April 12, 1999, among the
            Registrant, OptiCare Shellco Merger Corporation, Prime Shellco Merger
            Corporation, OptiCare Eye Health Centers, Inc., and PrimeVision Health, Inc.,
            Inc., (incorporated by reference from Annex A to the Proxy
            Statement/Prospectus).
    3.1     Certificate of Incorporation of Registrant. Incorporated by reference to Exhibit
            3.1 of the Form 10-KSB filed February 3, 1995.
    3.2     Form of Certificate of Amendment of Certificate of Incorporation of Saratoga
            Resources, Inc. (incorporated by reference to Annex B to the Proxy
            Statement/Prospectus).**
    3.3     By-laws of Registrant adopted January 20, 1994, as amended September 14,
            1996. Incorporated by referenced to the Form 10-QSB filed November 13, 1996, and filed as Exhibit 3.2 thereto.
    4.1     Form of Performance Stock Program (incorporated by reference to Annex C of the Proxy Statement/Prospectus).+*
    4.2     Form of Employee Stock Purchase Plan (incorporated by reference to Annex D of the Proxy Statement/Prospectus).+*
    5.1     Opinion of Kane Kessler, P.C.**
    8.1     Tax Opinion of Deloitte & Touche LLP, dated     , 1999.***
   10.1     Compromise and Settlement Agreement dated May 7, 1996, by and between
            Saratoga Resources, Inc. a Delaware corporation, Saratoga Resources, Inc., a
            Texas corporation, Lobo Operating, Inc., a Texas corporation, Lobo Energy, Inc., a Texas corporation, Thomas F. Cooke, Joseph T. Kaminski, Randall F. Dryer,
            and Internationale Nederlanden (U.S.) Capital Corporation, filed as Exhibit 1 to the Company's Report on Form 8-K dated May 7, 1996, incorporated herein by reference.
   10.2     Purchase and Sale Agreement dated May 7, 1996, by and between Internationale
            Nederlanden (U.S.) Capital Corporation and Prime Energy Corporation, filed as
            Exhibit 2 to the Company's Report on Form 8-K dated May 7, 1996, incorporated herein by reference.
   10.3     Assignment and Bill of Sale dated May 7, 1996, by and between Saratoga
            Resources, Inc., a Delaware corporation and Prime Energy Corporation, filed as
            Exhibit 3 to the Company's Report on Form 8-K dated May 7, 1996, incorporated herein by reference.
   10.4     Settlement Agreement and Full and Final Release dated March 10, 1997, by and between Saratoga Resources, Inc., a Delaware corporation, Thomas F. Cooke,
            Randall F. Dryer, Dryer, Ltd., a Texas Family Partnership and Joseph T.
            Kaminski, filed as Exhibit 1 to the Company's Report on Form 8-K dated
            March 12, 1997, incorporated herein by reference.
   10.5     Stock Purchase Agreement dated May 17, 1997, by and among the Company,
            Randall F. Dryer, and Dryer, Ltd., incorporated herein by reference.

  10.6    Purchase and Sale agreement dated effective November 12, 1998, between
          Saratoga Holdings and The Premium Group. Incorporated by reference to the
          Registration Statement on Form SB-2 of Saratoga Holdings filed with the SEC in December 1, 1998, Exhibit 10.1, incorporated herein by reference.
  10.7    Service Agreement dated as of November 12, 1998, between Saratoga Holdings and Premium Recoveries, Inc. Incorporated by reference to the Registration
          Statement on Form SB-2 of Saratoga Holdings filed by Saratoga with the SEC in
          December 1, 1998, Exhibit 10.2, incorporated herein by reference.
  10.8    Settlement agreement dated as of April 9, 1999, among Prime, Dr. Allan L.M.
          Barker, Dr. D. Blair Harrold, Optometric Eye Care Center, P.A., Steven B.
          Waite, Bank Austria AG, and Bank Austria Bank Austria Corporate
          Finance, Inc. (supersedes the form filed with the Registration Statement on
          Form S-4 filed with the Commission on May 14, 1999).**
  10.9    Vision care capitation agreement between OptiCare and Blue Cross & Blue
          Shield of Connecticut, Inc. (and its affiliates) dated 10/23/95.**
  10.10   Eye care services agreement between OptiCare and Anthem Health Plans, Inc.
          (d/b/a Anthem Blue Cross and Blue Shield of Connecticut), effective 11/1/98.**
  10.11   Contracting provider services agreement dated 4/26/96, and amendment thereto dated as of 1/1/99, between Blue Cross & Blue Shield of Connecticut, Inc., and
          OptiCare.**
  10.12   Form of employment agreement between the Registrant and Dean J. Yimones,
          M.D., to be effective upon closing of the mergers.***
  10.13   Form of employment agreement between the Registrant and Steven L. Ditman, to be effective upon closing of the mergers.***
  10.14   Form of employment agreement between the Registrant and Dr. Allan L. M.
          Barker, to be effective upon closing of the mergers.***
  10.15   Form of employment agreement between the Registrant and Dr. D. Blair
          Harrold, to be effective upon closing of the mergers.***
  10.16   Lease dated September 22, 1987 and lease extension agreement dated
          December 12, 1997 by and between Cross Street Medical Building Partnership, as landlord, and Ophthalmic Physicians and Surgeons, P.C., as tenant, for premises located at 40 Cross Street, Norwalk, Connecticut.**
  10.17   Lease agreement dated September 1, 1995 by and between French's Mill
          Associates, as landlord, and OptiCare Eye Health Center P.C., as tenant, for premises located at 87 Grandview Avenue, Waterbury, Connecticut.**
  10.18   Lease agreement dated September 30, 1997 by and between French's Mill
          Associates II, LLP, as landlord, and OptiCare Eye Health Center P.C., as tenant, for premises located at 160 Robbins Street, Waterbury, Connecticut (upper level).**
  10.19   Lease agreement dated September 1, 1995 and amendment to lease dated
          September 30, 1997 by and between French's Mill Associates II, LLP, as landlord, and OptiCare Eye Health Center P.C., as tenant, for premises located at 160 Robbins Street, Waterbury, Connecticut (lower level).**
  10.20   Lease agreement dated September 1, 1995 between O.C. Realty Associates
          Limited Partnership, as landlord, and OptiCare, as tenant, for premises located at 54 Park Lane, New Milford, Connecticut.**

  10.21   Form of health services organization agreement between Prime and eye care providers.**
  10.22   Professional services and support agreement dated 12/1/95 between OptiCare
          Eye Health Systems, Inc., a Connecticut corporation, and OptiCare P.C., a
          Connecticut professional corporation.**
  16      Letter regarding Change in Certifying Accountants. Incorporated by reference to
          Exhibit 16 of the Amendment No. 1 filed April 6, 1999, of Registrant's Current
          Report on Form 8-K dated March 29, 1999.*
  21      List of Subsidiaries of the Registrant.*
  23.1    Consent of Ernst & Young LLP with respect to the financial statements of the
          Registrant.**
  23.2    Consent of Hein + Associates LLP.**
  23.3    Consent of Deloitte & Touche LLP with respect to the combined financial statements of Opticare Eye Health Centers, Inc. and Affiliate.**
  23.4    Consent of Ernst & Young LLP with respect to the financial statements of the
          PrimeVision Health, Inc.**
  23.5    Consent of Kane Kessler, P.C. (included in Exhibit 5.1).**
  23.6    Consent of Dean J. Yimoyines, M.D.*
  23.7    Consent of Steven L. Ditman.*
  23.8    Consent of Martin E. Franklin.*
  23.9    Consent of Allan L.M. Barker.*
  23.10   Consent of John F. Croweak.*


----------
+     Management or compensatory plan


* Filed with the Registration Statement on Form S-4 filed with the Commission on May 14, 1999.

**    Filed herewith.

***   To be filed by amendment



     (b) Financial Statement Schedules:


     All schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the financial statements or notes thereto.

ITEM 22. UNDERTAKINGS

     (1) The undersigned registrant hereby undertakes:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (2) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (4) The registrant undertakes that every prospectus:

     (a) that is filed pursuant to paragraph (3) immediately preceding, or

     (b) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


   (6) The undersigned registrant hereby undertakes that:


     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.


     (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     (7) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.


     (8) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and Saratoga being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on June 23, 1999.




SARATOGA RESOURCES, INC.




By: /s/ Thomas F. Cooke
     -----------------------------------------   Date: June 23, 1999

     Thomas F. Cooke, Chairman of the Board of Directors,
     Chief Executive Officer and Principal Financial and
     Accounting Officer



Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:




/s/ Thomas F. Cooke
-----------------------------------------------   Date: June 23, 1999
Thomas F. Cooke, Director



/s/ Kevin M. Smith
-----------------------------------------------   Date: June 23, 1999

Kevin M. Smith, Director

                                 EXHIBIT INDEX





 EXHIBIT                                         DESCRIPTION                                        PAGE
--------- ---------------------------------------------------------------------------------------- -----
 2.       Agreement and Plan of Merger, dated as of April 12, 1999, among the Registrant,
          OptiCare Shellco Merger Corporation, Prime Shellco Merger Corporation, OptiCare
          Eye Health Centers, Inc., and PrimeVision Health, Inc., Inc., (incorporated by reference from Annex A to the Proxy Statement/Prospectus).
 3.1      Certificate of Incorporation of Registrant. Incorporated by reference to Exhibit 3.1 of the Form 10-KSB filed February 3, 1995.
 3.2      Form of Certificate of Amendment of Certificate of Incorporation of Saratoga
          Resources, Inc. (incorporated by reference to Annex B to the Proxy
          Statement/Prospectus).**
 3.3      By-laws of Registrant adopted January 20, 1994, as amended September 14, 1996.
          Incorporated by referenced to the Form 10-QSB filed November 13, 1996, and filed as
          Exhibit 3.2 thereto.
 4.1      Form of Performance Stock Program (incorporated by reference to Annex C of the
          Proxy Statement/Prospectus).+*
 4.2      Form of Employee Stock Purchase Plan (incorporated by reference to Annex D of the Proxy Statement/Prospectus).+*
 5.1      Opinion of Kane Kessler, P.C.**
 8.1      Tax Opinion of Deloitte & Touche LLP, dated         , 1999.***
10.1      Compromise and Settlement Agreement dated May 7, 1996, by and between Saratoga
          Resources, Inc. a Delaware corporation, Saratoga Resources, Inc., a Texas corporation, Lobo Operating, Inc., a Texas corporation, LEI, Inc., a Texas corporation, Thomas F. Cooke, Joseph T. Kaminski, Randall F. Dryer, and
          Internationale Nederlanden (U.S.) Capital Corporation, filed as Exhibit 1 to the
          Company's Report on Form 8-K dated May 7, 1996, incorporated herein by reference.
10.2      Purchase and Sale Agreement dated May 7, 1996, by and between Internationale
          Nederlanden (U.S.) Capital Corporation and Prime Energy Corporation, filed as
          Exhibit 2 to the Company's Report on Form 8-K dated May 7, 1996, incorporated herein by reference.
10.3      Assignment and Bill of Sale dated May 7, 1996, by and between Saratoga Resources,
          Inc., a Delaware corporation and Prime Energy Corporation, filed as Exhibit 3 to the
          Company's Report on Form 8-K dated May 7, 1996, incorporated herein by reference.
10.4      Settlement Agreement and Full and Final Release dated March 10, 1997, by and between Saratoga Resources, Inc., a Delaware corporation, Thomas F. Cooke, Randall
          F. Dryer, Dryer, Ltd., a Texas Family Partnership and Joseph T. Kaminski, filed as
          Exhibit 1 to the Company's Report on Form 8-K dated March 12, 1997, incorporated herein by reference.
10.5      Stock Purchase Agreement dated May 17, 1997, by and among the Company, Randall
          F. Dryer, and Dryer, Ltd., incorporated herein by reference.
10.6      Purchase and Sale agreement dated effective November 12, 1998, between SHI and
          The Premium Group. Incorporated by reference to the Registration Statement on
          Form SB-2 of SHI filed with the SEC in December 1, 1998, Exhibit 10.1, incorporated herein by reference.

 EXHIBIT                                        DESCRIPTION                                       PAGE
--------- -------------------------------------------------------------------------------------- -----
 10.7     Service Agreement dated as of November 12, 1998, between SHI and Premium
          Recoveries, Inc. Incorporated by reference to the Registration Statement on Form
          SB-2 of SHI filed by Saratoga with the SEC in December 1, 1998, Exhibit 10.2, incorporated herein by reference.
 10.8     Settlement agreement dated as of April 9, 1999, among Prime, Dr. Allan L.M. Barker,
          Dr. D. Blair Harrold, Optometric Eye Care Center, P.A., Steven B. Waite, Bank
          Austria AG, and Bank Austria Bank Austria Corporate Finance, Inc. (supersedes the
          Form filed with the Registration Statement on Form S-4 filed with the Commission on
          May 14, 1999).**
 10.9     Vision care capitation agreement between OptiCare and Blue Cross & Blue Shield of
          Connecticut, Inc. (and its affiliates) dated 10/23/95.**
 10.10    Eye care services agreement between OptiCare and Anthem Health Plans, Inc. (d/b/a
          Anthem Blue Cross and Blue Shield of Connecticut), effective 11/1/98.**
 10.11    Contracting provider services agreement dated 4/26/96, and amendment thereto dated as of 1/1/99, between Blue Cross & Blue Shield of Connecticut, Inc., and OptiCare.**
 10.12    Form of employment agreement between the Registrant and Dean J. Yimones, M.D., to be effective upon closing of the mergers.***
 10.13    Form of employment agreement between the Registrant and Steven L. Ditman, to be effective upon closing of the mergers.***
 10.14    Form of employment agreement between the Registrant and Dr. Allan L. M. Barker, to be effective upon closing of the mergers.***
 10.15    Form of employment agreement between the Registrant and Dr. D. Blair Harrold, to be effective upon closing of the mergers.***
 10.16    Lease dated September 22, 1987 and lease extension agreement dated December 12,
          1997 by and between Cross Street Medical Building Partnership, as landlord, and
          Ophthalmic Physicians and Surgeons, P.C., as tenant, for premises located at 40 Cross
          Street, Norwalk, Connecticut.**
 10.17    Lease agreement dated September 1, 1995 by and between French's Mill Associates, as landlord, and OptiCare Eye Health Center P.C., as tenant, for premises located at
          87 Grandview Avenue, Waterbury, Connecticut.**
 10.18    Lease agreement dated September 30, 1997 by and between French's Mill
          Associates II, LLP, as landlord, and OptiCare Eye Health Center P.C., as tenant, for premises located at 160 Robbins Street, Waterbury, Connecticut (upper level).**
 10.19    Lease agreement dated September 1, 1995 and amendment to lease dated
          September 30, 1997 by and between French's Mill Associates II, LLP, as landlord, and
          OptiCare Eye Health Center P.C., as tenant, for premises located at 160 Robbins
          Street, Waterbury, Connecticut (lower level).**
 10.20    Lease agreement dated September 1, 1995 between O.C. Realty Associates Limited
          Partnership, as landlord, and OptiCare, as tenant, for premises located at 54 Park
          Lane, New Milford, Connecticut.**
 10.21    Form of health services organization agreement between Prime and eye care providers.**

 EXHIBIT                                      DESCRIPTION                                      PAGE
--------- ----------------------------------------------------------------------------------- -----
 10.22    Professional services and support agreement dated 12/1/95 between OptiCare Eye
          Health Systems, Inc., a Connecticut corporation, and OptiCare P.C., a Connecticut professional corporation.**
 16       Letter regarding Change in Certifying Accountants. Incorporated by reference to
          Exhibit 16 of the Amendment No. 1 filed April 6, 1999, of Registrant's Current
          Report on Form 8-K dated March 29, 1999.*
 21       List of Subsidiaries of the Registrant.*
 23.1     Consent of Ernst & Young LLP with respect to the financial statements of the
          Registrant.*
 23.2     Consent of Hein + Associates LLP.*
 23.3     Consent of Deloitte & Touche LLP with respect to the combined financial statements of Opticare Eye Health Center, Inc. and Affiliate.*
 23.4     Consent of Ernst & Young LLP with respect to the financial statements of the
          PrimeVision Health, Inc.*
 23.5     Consent of Kane Kessler, P.C. (included in Exhibit 5.1).**
 23.6     Consent of Dean J. Yimoyines, M.D.*
 23.7     Consent of Steven L. Ditman.*
 23.8     Consent of Martin E. Franklin.*
 23.9     Consent of Allan L.M. Barker.*
 23.10    Consent of John F. Croweak.*


----------

+     Management or compensatory plan.
* Filed with the Registration Statement on Form S-4 filed with the Commission on May 14, 1999.
**    Filed herewith.
***   To be filed by amendment.